     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 4, 1995
                                                REGISTRATION NO. 33-________

=============================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                    ------
                                   FORM S-4
                            REGISTRATION STATEMENT
                                    UNDER
                          THE SECURITIES ACT OF 1933
                                    ------
                        INTELLIGENT ELECTRONICS, INC.
            (Exact name of registrant as specified in its charter)

                                 Pennsylvania
                         (State or other jurisdiction
                      of incorporation or organization)

                                     5081
                         (Primary Standard Industrial
                         Classification Code Number)

                                  23-2208404
                   (I.R.S. Employer Identification Number)

                                  ------------
                           411 Eagleview Boulevard
                          Exton, Pennsylvania 19341
                                (610) 458-5500
              (Address, Including Zip Code and Telephone Number,
      Including Area Code, of Registrant's Principal Executive Officer)

                              Richard D. Sanford
                            Chairman of the Board
                           411 Eagleview Boulevard
                          Exton, Pennsylvania 19341
                                (610) 458-5500
               (Name, Address, Including Zip Code and Telephone
              Number, Including Area Code, of Agent for Service)
                                 -------------
                                  COPIES TO:
                          Barry M. Abelson, Esquire
                          Pepper, Hamilton & Scheetz
                            3000 Two Logan Square
                             18th & Arch Streets
                       Philadelphia, Pennsylvania 19103

                             Norma Skoog, Esquire
                        Vice President, Secretary and
                               General Counsel
                             The Future Now, Inc.
                       8044 Montgomery Road, Suite 601
                            Cincinnati, Ohio 45236
                                 -------------
   Approximate date of commencement of proposed sale to the public: Upon consummation of the merger referred to herein.

   If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]
                                 -------------

                       CALCULATION OF REGISTRATION FEE

===============================================================================================================
                                                           Proposed           Proposed
                                                            Maximum            Maximum            Amount of
  Title of Each Class of Securities     Amount to be    Offering Price   Aggregate Offering     Registration
          to be Registered               Registered        Per Share           Price                 Fee
---------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per
 share                              3,832,794 shares(1)   $7.0625(2)      $42,156,706(2)        $6,348(3)
===============================================================================================================


(1) The number of shares of the Registrant's Common Stock, par value $.01 per share ("IE Common Stock") being registered has been determined on the basis of the sum of (a) the product of (i) the Conversion Number of
    0.6588 set forth in the Merger Agreement, and (ii) 5,234,542 (the number of shares of Common Stock, no par value, of The Future Now, Inc. ("TFN Common Stock") outstanding on August 2, 1995, other than any shares held by the Registrant), and (b) the number of shares of IE Common Stock (the "Conversion Shares"), which, immediately after the effective time of the Merger ("Effective Time"), will be purchasable pursuant to outstanding options and warrants to purchase IE Common Stock (which, immediately prior to the Effective Time, represent options and warrants to purchase TFN Common Stock), based on a Conversion Number of 0.6588.

(2) Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act of 1933, and computed pursuant to Rule 457(f)(1), by adding (a) the product of $7.0625 (the average of the high and low sale prices of TFN Common Stock as reported by The Nasdaq Stock Market on August 2, 1995) and 5,234,542 (the number of shares of TFN Common Stock outstanding on August 2, 1995, other than any shares held by the Registrant), and (b) the aggregate value of the Conversion Shares based upon $13.50 (the average of the high and low sale prices of IE Common Stock as reported by The Nasdaq Stock Market on August 2, 1995). No additional consideration will be received for the IE Common Stock and accordingly, pursuant to Rule 457(i) under the Securities Act of 1933, no additional registration fee is required for the IE Common Stock.

(3) Pursuant to Rule 457(b) under the Securities Act and Section 14(g) of the Securities Exchange Act of 1934 and Rule 0-11 thereunder, the total registration fee of $14,537 is offset by the filing fee of $8,189 paid on May 31, 1995, in connection with the filing of the preliminary proxy materials by The Future Now, Inc.
                                ---------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

=============================================================================

                        INTELLIGENT ELECTRONICS, INC.
                            CROSS-REFERENCE SHEET
                  PURSUANT TO ITEM 501(B) OF REGULATION S-K

   Item No.                     Form S-4 Caption                                 Heading In Prospectus
------------   ------------------------------------------------   --------------------------------------------------
      1.       Forepart of Registration Statement and Outside
               Front Cover Page of Prospectus .................    Facing Page of the Registration Statement; Outside Front
                                                                   Cover Page of the Proxy Statement/Prospectus

      2.       Inside Front and Outside Back Cover Pages
               of Prospectus...................................    Available Information; Table of Contents

      3.       Risk Factors, Ratio of Earnings to Fixed Charges
               and Other Information...........................    Introduction; Summary; Risk Factors; Selected
                                                                   Historical and Unaudited Pro Forma Financial
                                                                   Information; Comparative Market Price Data;
                                                                   Comparison of Rights of Holders of TFN
                                                                   Common Stock and IE Common Stock

      4.       Terms of the Transaction .......................    Introduction; Summary; The Merger; The Merger Agreement;
                                                                   Comparison of Rights of Holders of TFN Common Stock
                                                                   and IE Common Stock; Certain Information Concerning
                                                                   Intelligent Electronics

      5.       Pro Forma Financial Information ................    Summary Historical and Unaudited Pro Forma Financial
                                                                   Information; Pro Forma Financial Information

      6.       Material Contacts with the Company Being
               Acquired .......................................    Summary; The Merger, Business Relationships Between the Parties;
                                                                   Certain Information Concerning Intelligent Electronics;
                                                                   Certain Information Concerning The Future Now


      7.       Additional Information Required for Reoffering
               by Persons and Parties Deemed to be Underwriters   Not Applicable

      8.       Interests of Named Experts and Counsel .........   Certain Legal Matters


      9.       Disclosure of Commission Position on
               Indemnification for Securities Act Liabilities     Not Applicable

     10.       Information With Respect to S-3 Registrants        Not Applicable

     11.       Incorporation of Certain Information
               by Reference....................................   Not Applicable

     12.       Information With Respect to S-2 or S-3
               Registrants ....................................   Not Applicable

     13.       Incorporation of Certain Information by
               Reference ......................................   Not Applicable


   Item No.                     Form S-4 Caption                                 Heading In Prospectus
------------   ------------------------------------------------   --------------------------------------------------


     14.       Information With Respect to Registrants Other
               Than S-2 or S-3 Registrants ....................   Available Information; Summary; Certain Information
                                                                  Concerning Intelligent Electronics; Consolidated Financial
                                                                  Statements of Intelligent Electronics; Management's
                                                                  Discussion and Analysis of Financial Condition and Results
                                                                  of Operations of Intelligent Electronics

     15.       Information With Respect to S-3 Companies ......   Not Applicable

     16.       Information With Respect to S-2 or S-3
               Companies ......................................   Not Applicable

     17.       Information With Respect to Companies Other Than
               S-2 or S-3 Companies ...........................   Summary; Selected Historical and Unaudited Pro Forma
                                                                  Financial Information; Comparative Market Price Data;
                                                                  Certain Information Concerning The Future Now;
                                                                  Consolidated Financial Statements of The Future Now;
                                                                  Management's Discussion and Analysis of Financial
                                                                  Condition and Results of Operations of The Future Now


     18.       Information if Proxies, Consents or
               Authorizations are to be Solicited .............   Introduction; Summary; The Special Meeting; The Merger;
                                                                  The Merger Agreement; Business Relationships
                                                                  Between the Parties; Certain Information Concerning
                                                                  The Future Now; Submission of Shareholder Proposals

     19.       Information if Proxies, Consents or
               Authorizations are not to be Solicited in an
               Exchange Offer .................................   Not Applicable


INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.


                  SUBJECT TO COMPLETION, DATED AUGUST 4, 1995


                               PROXY STATEMENT
                                      OF
                             THE FUTURE NOW, INC.
                       SPECIAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON ------ , 1995

                                    ------

                                PROSPECTUS OF
                        INTELLIGENT ELECTRONICS, INC.
                                 COMMON STOCK
                           PAR VALUE $.01 PER SHARE

                                    ------


   This Proxy Statement/Prospectus ("Proxy Statement/Prospectus") relates to the proposed merger (the "Merger") of The Future Now, Inc. ("TFN") with IE Ohio Acquisition Corporation, a corporation organized under the laws of the State of Ohio ("Mergerco"). Mergerco is a wholly owned subsidiary of Intelligent Electronics, Inc., a corporation organized under the laws of the Commonwealth of Pennsylvania ("IE"). Upon completion of the Merger, TFN will be the surviving corporation (the "Surviving Corporation") and will be a wholly owned subsidiary of IE.

   In the Merger, each share of Common Stock of TFN, no par value ("TFN Common Stock"), issued and outstanding immediately prior to the effective time of the Merger (other than shares held by IE, in the treasury of TFN or any subsidiary of TFN or by dissenting shareholders) shall be converted into the right to receive 0.6588 (the "Conversion Number") fully paid and nonassessable shares of Common Stock, par value $.01 per share, of IE (the "IE Common Stock"), subject to adjustment. Cash will be paid in lieu of the issuance of any fractional share of IE Common Stock which holders of TFN Common Stock would otherwise be entitled to receive in the Merger.

   This Proxy Statement/Prospectus constitutes both the proxy statement of TFN relating to the solicitation of proxies by TFN's Board of Directors for use at the Special Meeting of Shareholders of TFN, and the prospectus of IE with respect to the issuance of 3,832,794 shares of IE Common Stock and options and warrants to purchase IE Common Stock pursuant to the Merger Agreement, subject to increase or decrease in the event the Conversion Number is adjusted pursuant to the exercise of certain termination override rights set forth in the Merger Agreement. This Proxy Statement/Prospectus and the enclosed form of proxy are first being sent to shareholders of TFN on or about ------ , 1995.

   See "Risk Factors" on page 22 for a discussion of certain factors that should be considered by TFN Shareholders in deciding whether to vote in favor of the Merger Agreement.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COM-
       MISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
          ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                    ------


The date of this Proxy Statement/Prospectus is         , 1995.

                                 INTRODUCTION

   This Proxy Statement/Prospectus is furnished to shareholders of TFN in connection with the solicitation of proxies by the Board of Directors of TFN (the "TFN Board") from holders of the outstanding shares of TFN Common Stock for use at a special meeting of shareholders of TFN scheduled to be held on ------, 1995, commencing at 10:00 a.m. at The Harley Hotel, Suite ------ , 8020 Montgomery Road, Cincinnati, Ohio, and at any adjournment or postponement thereof (the "Special Meeting"). Only holders of TFN Common Stock (each, a "TFN Shareholder") at the close of business on ------ , 1995 (the "Record Date"), are entitled to notice of and to vote at the Special Meeting and any adjournment or postponement thereof. On the Record Date, there were outstanding 7,578,566 shares of TFN Common Stock, 2,344,024 of which (constituting approximately 31% of such outstanding shares) were held beneficially by IE and its subsidiaries.

   This Proxy Statement/Prospectus and a form of proxy for use at the Special Meeting are first being mailed on or about ------ , 1995 to holders of record on the Record Date of shares of TFN Common Stock.


   At the Special Meeting, TFN Shareholders will be asked to consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of April 28, 1995 (the "Merger Agreement"), by and among IE, Mergerco (a wholly owned subsidiary of IE) and TFN. A copy of the Merger Agreement is attached as Annex A to this Proxy Statement/Prospectus. The Merger Agreement provides that (a) Mergerco will be merged with and into TFN (the "Merger"), with TFN being the surviving corporation (the "Surviving Corporation"), all of the stock of which will be owned by IE, and (b) each share of TFN Common Stock outstanding immediately prior to the time the Merger becomes effective (the "Effective Time") (other than shares which are (i) held by IE or in the treasury of TFN or any subsidiary of TFN (collectively, the "Excluded Shares") or (ii) Dissenting Shares (hereinafter defined), will be converted into (a) a number of whole shares of IE Common Stock determined by multiplying the number of shares of TFN Common Stock owned by such shareholder immediately prior to the Effective Time by the Conversion Number and (b) cash in lieu of any fractional shares of IE Common Stock which they would otherwise be entitled to receive, all as described below. In addition, in the Merger, outstanding options and warrants to purchase shares of TFN Common Stock will be converted into options and warrants to purchase shares of IE Common Stock, as described below. The shares of IE Common Stock, and cash in lieu of fractional shares of IE Common Stock, are sometimes hereinafter referred to as the "Merger Consideration." It is possible that the Conversion Number will not be adjusted if the Average Closing Price is less than $9 or more than $11 or that the Merger might not proceed under those circumstances, each with differing consequences to TFN shareholders. For additional information, see "The Merger - Determination of the Conversion Number."

   If the average closing price of IE Common Stock as reported by The Nasdaq Stock Market during the 20 trading days ending on the second trading day prior to the Closing Date under the Merger Agreement (the "Average Closing Price") is greater than $11.00 or is less than $9.00, the Merger Agreement may be terminated by IE or TFN, respectively. If IE elects to terminate the Merger Agreement because the Average Closing Price is greater than $11.00, TFN has the right to override any such termination election by agreeing that the Conversion Number will be changed to the quotient that results from dividing $7.2468 by the Average Closing Price, resulting in a Conversion Number less than 0.6588 (the "Alternative Consideration"). If TFN elects to terminate the Merger Agreement because the Average Closing Price is less than $9.00, IE has the right to override any such termination election by agreeing that the Conversion Number will be changed to the quotient that results from dividing $5.9292 by the Average Closing Price, resulting in a Conversion Number greater than 0.6588. See "The Merger Agreement - Termination; Adjustment of Conversion Number." If these termination provisions and termination override provisions are exercised, the number of shares of IE Common Stock that holders of TFN Common Stock will receive in the Merger could be more or less than the number of shares of IE Common Stock such holders would receive absent such termination and termination override provisions, but the value of such shares would be the equivalent in shares of IE Common Stock (valued at the Average Closing Price) of at least $5.9292 and up to $7.2468 for each share of TFN Common Stock. It is possible that the Conversion Number will not be adjusted if the Average Closing Price is less than $9 or more than $11 or that the Merger might not proceed under those circumstances, each with differing consequences to TFN shareholders. For additional information, see "The Merger - Determination of the Conversion Number."

   Holders as of the Record Date of shares of TFN Common Stock (other than holders of the Excluded Shares) have the right to dissent from the Merger and (in the event that the Merger Agreement is adopted and the Merger is consummated) demand in writing payment of the fair cash value of such shares in compliance with and by following the procedures under Section 1701.85 ("Section 1701.85") of the Ohio Revised Code (the "ORC"). All shares that are subject to such a written demand for payment of the fair cash value that has not been withdrawn or waived are sometimes referred to herein as the "Dissenting Shares." IE intends to vote or cause to be voted FOR adoption of the Merger Agreement all shares of TFN Common Stock beneficially owned by it and therefore will not exercise or cause to be exercised any of its rights under Section 1701.85.

   It is estimated that approximately 3,448,516 shares of IE Common Stock will be issued by IE in the Merger to persons other than subsidiaries of IE. Such shares will represent approximately 10% of the issued and outstanding shares of IE Common Stock immediately after the Merger. In addition, it is estimated that currently outstanding options and warrants to purchase shares of TFN Common Stock will be converted into options and warrants to purchase approximately 384,278 shares of IE Common Stock in the Merger. IE Common Stock is traded on the Nasdaq National Market under the symbol "INEL."

   Approval of the proposal to adopt the Merger Agreement requires the affirmative votes of the holders of (i) a majority of the outstanding shares of TFN Common Stock, and (ii) a majority of the TFN Common Stock represented in person or by proxy at the Special Meeting (excluding any shares owned by IE, executive officers of TFN and directors of TFN who are also employees of
TFN) (the foregoing votes being collectively referred to herein as the "Required Shareholder Vote"). Approval of the proposal to adopt the Merger Agreement will also authorize the TFN Board to exercise its discretion whether to proceed with the Merger in the event termination rights are exercised or exercisable because the Average Closing Price of IE Common Stock is less than $9.00 or is more than $11.00.

                              TABLE OF CONTENTS

                                                                                            Page
                                                                                          --------
INTRODUCTION  .........................................................................      ii
AVAILABLE INFORMATION  ................................................................       1
SUMMARY  ..............................................................................       2
SELECTED HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL INFORMATION  ....................       9
COMPARATIVE PER SHARE DATA  ...........................................................      11
COMPARATIVE MARKET PRICE DATA  ........................................................      12
RISK FACTORS  .........................................................................      14
     Dependence on Key Vendors  .......................................................      14
     Industry Conditions  .............................................................      14
     Operating Inefficiencies and Transformation Costs  ...............................      14
     Volatility of Common Stock Price  ................................................      14
     Legal Proceedings  ...............................................................      15
     Continuation of Dividends  .......................................................      15
THE SPECIAL MEETING  ..................................................................      16
     General  .........................................................................      16
     Voting at the Special Meeting  ...................................................      16
     Ohio Control Share Acquisition Act  ..............................................      16
     Proxies  .........................................................................      17
THE MERGER  ...........................................................................      18
     Background, Recommendations of TFN's Board of Directors and Reasons for the
        Merger ........................................................................      18
     Opinion of Financial Advisor  ....................................................      22
     Interests of Certain Persons in the Merger  ......................................      25
     Determination of the Conversion Number  ..........................................      27
     Antitrust  .......................................................................      29
     Federal Securities Law Matters  ..................................................      30
     Accounting Treatment  ............................................................      30
     Listing on Nasdaq  ...............................................................      30
     Consequences to TFN if the Merger is Not Approved  ...............................      30
THE MERGER AGREEMENT  .................................................................      31
     General  .........................................................................      31
     Effective Time of Merger  ........................................................      31
     Conversion of Stock  .............................................................      31
     Payment for TFN Common Stock; Exchange of Stock Certificates  ....................      32
     Articles of Incorporation, Code of Regulations, Officers and Directors  ..........      32
     Conditions to the Merger  ........................................................      33
     Certain Covenants  ...............................................................      34
     Termination; Adjustment of Conversion Number  ....................................      34
     Termination Fee  .................................................................      35
     Certain Other Provisions of the Merger Agreement  ................................      35
PRO FORMA FINANCIAL INFORMATION  ......................................................      37
BUSINESS RELATIONSHIPS BETWEEN THE PARTIES  ...........................................      42
CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER  ................................      43
RIGHTS OF DISSENTING SHAREHOLDERS  ....................................................      45
COMPARISON OF RIGHTS OF HOLDERS OF TFN COMMON STOCK AND IE COMMON STOCK  ..............      47

                                       iv

                                                                                            Page
                                                                                          --------
     Introduction  ....................................................................      47
     Certain Voting Rights  ...........................................................      47
     Special Meetings of Shareholders; Shareholder Action by Written Consent  .........      48
     Amendment of Corporate Governing Documents  ......................................      48
     Special Shareholder Voting Requirements  .........................................      49
     Board-Approved Preferred Stock  ..................................................      49
     Liability and Indemnification of Officers and Directors  .........................      49
     Classification of Board of Directors  ............................................      50
     Removal of Directors  ............................................................      51
     Dissenters' Rights  ..............................................................      51
     Payment of Dividends  ............................................................      51
     Repurchase of Shares  ............................................................      51
     Tender Offer Statute  ............................................................      51
     Anti-Takeover Statutes  ..........................................................      52
     Anti-Greenmail Statute  ..........................................................      52
     Anti-Takeover Effect of Pennsylvania Law and the IE Articles and the IE By-Laws  .      52
CERTAIN INFORMATION CONCERNING INTELLIGENT ELECTRONICS  ...............................      53
     Business  ........................................................................      53
          Introduction  ...............................................................      53
          General  ....................................................................      53
          Network Structure  ..........................................................      54
          Products  ...................................................................      55
          Competition  ................................................................      55
          Trademarks and Service Marks  ...............................................      56
          Government Regulations  .....................................................      56
          Employees  ..................................................................      56
          Property  ...................................................................      56
          Legal Proceedings  ..........................................................      56
     Management  ......................................................................      57
          Directors and Executive Officers  ...........................................      57
          Executive Compensation  .....................................................      60
          Certain Relationships and Related Transactions  .............................      61
     Principal Shareholders and Holdings of Officers and Directors  ...................      62
     Description of Capital Stock......................................................      63
CERTAIN INFORMATION CONCERNING THE FUTURE NOW  ........................................      63
     History and Business  ............................................................      63
     Preliminary Second Quarter Results................................................      63
     Microcomputer Marketplace  .......................................................      63
     Business Strategy  ...............................................................      64
     Marketing and Customers  .........................................................      65
     Products  ........................................................................      66
     The Professional Services Organization  ..........................................      67
     Manufacturers and Suppliers  .....................................................      67
     Competition  .....................................................................      69
     Seasonality  .....................................................................      69
     Employees  .......................................................................      69
     Trademarks and Service Marks  ....................................................      69
     Properties  ......................................................................      70
     Legal Proceedings  ...............................................................      70
     Security Ownership of Certain Beneficial Owners and Management of The Future Now        70
SUBMISSION OF SHAREHOLDER PROPOSALS  ..................................................      71
LEGAL OPINIONS  .......................................................................      71

                                       v

                                                                                            Page
                                                                                          --------
EXPERTS  ..............................................................................      71
DEFINITIONS  ..........................................................................      71
MISCELLANEOUS  ........................................................................      74
INDEX TO FINANCIAL STATEMENTS  ........................................................     F-1
AGREEMENT AND PLAN OF MERGER  .........................................................     A-1
OPINION OF THE ROBINSON-HUMPHREY COMPANY, INC.  .......................................     B-1
PROCEDURE IN CASE OF DISSENTS  ........................................................     C-1
ACQUIRING PERSON STATEMENT  ...........................................................     D-1
TAX OPINION OF ARNOLD & PORTER  .......................................................     E-1

   No person is authorized to give any information or to make any representations, other than those contained in this Proxy Statement/Prospectus, in connection with the offering made hereby, and, if given or made, such information or representations must not be relied on as having been authorized. This Proxy Statement/Prospectus does not constitute an offer to sell or a solicitation of an offer to buy the securities to which it relates in any jurisdiction in which, or to any person to whom, it is unlawful to make such an offer or solicitation. Neither the delivery of this Proxy Statement/Prospectus nor any offer or sale made hereunder shall, under any circumstances, create any implication that there has been no change in information set forth herein or in the affairs of TFN, IE or Mergerco or any of their affiliates or subsidiaries from the date hereof.

                            AVAILABLE INFORMATION

   IE has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-4 (together with any amendments, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), of which this Proxy Statement/Prospectus is a part, with respect to the IE Common Stock that may be issued pursuant to the Merger. As permitted by the rules and regulations of the Commission, this Proxy Statement/Prospectus omits certain information and exhibits contained in the Registration Statement.

   TFN and IE are subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith TFN and IE file periodic reports, proxy statements and other information with the Commission. The Registration Statement and the exhibits thereto, as well as such reports, proxy statements and other information filed by TFN or IE with the Commission, can be inspected and copied upon payment of the prescribed fee at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Chicago Regional Offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and New York Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048. Such reports and other information may also be obtained from IE and TFN in the manner specified in "Information Incorporated By Reference."


   The IE Common Stock and the TFN Common Stock are traded on the Nasdaq National Market. Reports and other information concerning IE and TFN are available for inspection and copying at the offices of The Nasdaq Stock Market ("Nasdaq") at 1735 K Street, N.W., Washington, D.C. 20006-1506. Application has been made to list the additional shares of IE Common Stock to be issued in connection with the Merger on the Nasdaq National Market.


   If the Merger is consummated, the TFN Common Stock will be delisted from Nasdaq and TFN will take steps to terminate the registration of the TFN Common Stock under Section 12 of the Exchange Act. See "Comparative Market Price Data."

                                   SUMMARY


   The following summary is qualified in its entirety by reference to the more detailed information and the financial statements (including the notes thereto) appearing elsewhere in this Proxy Statement/Prospectus. TFN Shareholders are urged to read this Proxy Statement/Prospectus and the Annexes hereto in their entirety. For a list of defined terms used below, see "Definitions" commencing on page 71.


THE MERGER


 Terms of the Merger...........  The Merger Agreement provides for the merger of Mergerco into TFN, with TFN being the Surviving Corporation. The Surviving Corporation will be a wholly owned subsidiary of IE.

                                 At the Effective Time, (i) each outstanding share of TFN Common Stock, other than the Excluded Shares and Dissenting Shares, will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into 0.6588 shares of IE Common Stock, unless adjusted, (ii) cash will be paid in lieu of the issuance of any fractional share of IE Common Stock which holders of TFN Common Stock would otherwise be entitled to receive in the Merger, and
                                 (iii) outstanding options and warrants to purchase shares of TFN Common Stock will be converted into options and warrants to purchase shares of IE Common Stock. The potential for adjustment of the Conversion Number is discussed under "The Merger - Determination of the Conversion Number," which shareholders are urged to review carefully.

 Exchange of TFN Common Stock
  Certificates for Merger
  Consideration ...............  In order to receive the Merger Consideration following the Effective Time, each holder of a certificate theretofore representing TFN Common Stock will be required to surrender his or her stock certificate, together with a duly executed and properly completed letter of transmittal and any other required documents, to IE by following the procedures described under "The Merger Agreement - Payment for TFN Common Stock."

                                 Each holder of TFN Common Stock (other than holders of the Excluded Shares and Dissenting Shares) will receive a number of whole shares of IE Common Stock determined by multiplying the number of shares of TFN Common Stock owned by such shareholder at the Effective Time by 0.6588, unless adjusted as described in "The Merger - Determination of the Conversion Number." Such holders will be paid cash in lieu of any fractional shares of IE Common Stock which they would otherwise be entitled to receive. See "The Merger Agreement - Payment for TFN Common Stock."

                                 No dividend or other distribution declared or made on IE Common Stock shall be paid to a TFN Shareholder until such shareholder's certificate(s) representing TFN Common Stock are surrendered in accordance with the provisions of the Merger Agreement.

                                 TFN SHAREHOLDERS SHOULD NOT SEND ANY STOCK
                                 CERTIFICATES WITH THE ENCLOSED PROXY CARD.

PARTIES TO THE MERGER AGREEMENT

 Intelligent Electronics.......  IE provides information technology products, services and solutions to network
                                 integrators (the "Network"), and to large and small corporate customers, educational institutions and governmental agencies. As a leading supplier of premium brand technology products in the United States, IE provides business solutions through innovative product management, sales demand generation programs and logistics services. As of April 29, 1995, the Network comprised more than 2,500 locations.

                                 IE's revenues are derived principally from the distribution of microcomputer systems, workstations, networking and tele-communications equipment and software. In addition, in December 1994, IE acquired certain assets of branch locations in five major metropolitan areas from TFN (which manages such locations for IE) to solidify its position in strategic corporate markets. These locations include the metropolitan areas of Boston, New York City, Los Angeles, San Francisco and Baltimore/Washington, D.C.

                                 IE, a Pennsylvania corporation, maintains its principal executive offices at 411 Eagleview Boulevard, Exton, Pennsylvania, 19341, and its telephone number is (610) 458-5500. See "Certain Information Concerning Intelligent Electronics" and "Certain Information Concerning The Future Now." As used herein and unless otherwise required by the context, "IE" shall mean Intelligent Electronics, Inc. and its direct and indirect subsidiaries.

 The Future Now................  TFN, a computer sales and services company, sells and installs microcomputers, UNIX
                                 workstations, turnkey local and wide area network systems, computer software and peripheral products for business, professional, educational and governmental customers. TFN also offers a wide range of customer support and consulting services which generally carry higher gross margins than product sales and are the principal focus of TFN's marketing strategy. TFN currently operates 19 sales offices in 13 states and manages branches in five major metropolitan areas for IE. TFN does not maintain any retail facilities.

                                 IE beneficially owns approximately 31% of the outstanding shares of TFN Common Stock. If the Merger is consummated, TFN, as the Surviving Corporation, will become a wholly owned subsidiary of IE.

                                 TFN, an Ohio corporation, maintains its
                                 principal executive offices at 8044
                                 Montgomery Road, Suite 601, Cincinnati, Ohio
                                 45236 and its telephone number is (513)
                                 792-4500. See "Certain Information
                                 Concerning The Future Now" and "Certain
                                 Information Concerning Intelligent
                                 Electronics."

 Mergerco......................  Mergerco was organized by IE in April 1995 under Ohio law in order to effect the Merger and is a wholly owned subsidiary of IE.

                                 Mergerco has not engaged in any activities other than those incident to its formation. If the Merger is consummated, Mergerco will be merged into TFN and TFN will be the Surviving Corporation. Mergerco's principal executive offices are located at 411 Eagleview Boulevard, Exton, Pennsylvania, 19341, and its telephone number is (610) 458-5500.

 The Special Meeting...........  The Special Meeting will be held on ------ ,
                                 1995, commencing at 10:00 a.m. at The Harley
                                 Hotel, Suite ------ , 8020 Montgomery Road,
                                 Cincinnati, Ohio. Holders of record of
                                 shares of TFN Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the Special Meeting.

                                 Each outstanding share of TFN Common Stock entitles the holder thereof to one vote. On the Record Date, 7,578,566 shares of TFN Common Stock were outstanding.

 Matters To Be Considered and
  Required Vote................  Approval of the proposal to adopt the Merger
                                 Agreement requires the affirmative votes of the holders of (i) a majority of the outstanding shares of TFN Common Stock, and
                                 (ii) a majority of the TFN Common Stock
                                 represented in person or by proxy at the Special Meeting (excluding any shares owned by IE, executive officers of TFN and directors of TFN who are also employees of
                                 TFN). Approval of the proposal to adopt the Merger Agreement will also authorize the TFN Board to exercise its discretion whether to proceed with the Merger in the event either
                                 (i) IE exercises its termination right if the Average Closing Price is greater than $11.00 or (ii) TFN has the right to exercise its termination right if the Average Closing Price is less than $9.00.

                                 Abstentions and broker non-votes will have the same effect as votes against approval of the Merger. IE beneficially owns 2,344,024 shares of TFN Common Stock, constituting approximately 31% of such outstanding shares. IE intends to vote or cause to be voted all such shares FOR adoption of the Merger Agreement. See "The Special Meeting -- Voting at the Special Meeting."

 Recommendation of the TFN
  Board........................  After considering all relevant information, including the opinion of Robinson-Humphrey that as of April 28, 1995, the Conversion Number was fair from a financial point of view to the shareholders of TFN, the TFN Special Committee voted unanimously on April 28, 1995, to recommend to the TFN Board that it approve the terms of the Merger. On April 28, 1995, following the favorable recommendation of the TFN Special Committee, the TFN Board unanimously approved the Merger Agreement.

                                 After considering all relevant information, including the opinion of Robinson-Humphrey that as of ------ , 1995, each of the Conversion Number and the Alternative Consideration was fair from a financial point of view to the shareholders of TFN, the TFN Board on ------ , 1995 voted unanimously to recommend that the TFN Shareholders adopt the Merger Agreement, and on ------ , 1995, the TFN Board voted unanimously in favor of calling the Special Meeting to adopt the Merger Agreement.

                                 THE TFN BOARD UNANIMOUSLY RECOMMENDS THAT
                                 TFN SHAREHOLDERS VOTE FOR ADOPTION OF THE
                                 MERGER AGREEMENT.

                                 For a discussion of the factors considered by the TFN Board and the TFN Special Committee in reaching their decisions, see "The Merger -- Background, Recommendations of TFN's Board of Directors and Reasons for the Merger."

 Opinion of TFN's Financial
  Advisor......................  On April 28, 1995, Robinson-Humphrey
                                 delivered to the TFN Board its opinion to the effect that, as of that date and based upon and subject to certain matters as stated in its opinion, the Conversion Number was fair from a financial point of view to the shareholders of TFN. Subsequently, Robinson-Humphrey delivered to the TFN Board its opinion dated ------ , 1995 for inclusion in this Proxy Statement/Prospectus. The full text of the ------ , 1995 Robinson-Humphrey opinion setting forth the assumptions made, matters considered and scope of review undertaken in connection therewith is attached as Annex B to this Proxy Statement/Prospectus and should be read in its entirety. See "The Merger -- Opinion of Financial Advisor."

 Purpose, Structure and Certain
  Effects of the Merger........  The purpose of the Merger is for IE to acquire the shares of TFN Common Stock that it does not beneficially own so that TFN will be a wholly owned subsidiary of IE. The Merger is structured so as to give the TFN Shareholders the opportunity to own, in a tax-free exchange, a stock with greater liquidity, as well as to share in the prospects of the combined organization.

 Certain Benefits of the Merger
  for The Future Now...........  The Special Committee and the TFN Board
                                 identified a number of potential benefits of the Merger to TFN Shareholders. The Special Committee and the TFN Board believe these benefits are likely to be achieved once the Merger is consummated as the microcomputer industry continues to consolidate and the combined companies will be better able to compete successfully in a competitive marketplace. The combined companies are also likely to be more financially secure than TFN would have been as TFN s need for financing will remain if the Merger is not consummated. See "Background,
                                 Recommendations of TFN's Board of Directors and Reasons for the Merger." These benefits include, among others:

                                 -- The opportunity for TFN Shareholders to
                                    participate, as holders of IE Common
                                    Stock, in the potential for growth of the combined companies and retain the liquidity of holding shares of a public company;

                                 -- The strength of the combined companies'
                                    management and the operating and
                                    financial efficiencies applicable to
                                    TFN's operations expected to be achieved by the Merger and the integration of the two companies;
                                 -- The possibility for TFN's shareholders to
                                    receive cash dividends on the IE Common
                                    Stock to be received in the Merger; IE
                                    currently pays dividends on the IE Common
                                    Stock at a quarterly rate of $.10 per
                                    share; TFN does not currently pay any
                                    dividend;
                                 -- The terms and structure of the Merger,
                                    including its structure as a tax-free
                                    exchange; and
                                 -- The elimination of the need for TFN, in
                                    the absence of the Merger, to renegotiate its Secured Credit Agreement or to obtain new financing.


 Interests of Certain Persons
  in the Merger................  In considering the recommendation of the TFN
                                 Board and the TFN Special Committee with respect to the Merger Agreement, TFN's shareholders should be aware that certain members of the TFN Board and TFN's senior management have certain interests in the Merger that are in addition to the interests of shareholders of TFN generally, and which may be deemed to present them with potential conflicts of interest in connection with the Merger. The TFN Board and the TFN Special Committee were aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

                                 Two executive officers of TFN, Terry L.
                                 Theye, TFN's Chairman and Chief Executive
                                 Officer, and Lewis E. Miller, TFN's
                                 President and Chief Operating Officer, have entered into employment agreements with IE and TFN providing for their continued employment following the Merger. Upon completion of the Merger, Mr. Theye will become an officer of IE. In addition, the Merger will constitute a change in control of TFN for purposes of the employment agreements of certain of TFN's other executive officers who are not directors of TFN, entitling such executive officers to severance payments. See "The Merger -- Interests of Certain Persons in the Merger."

                                 Directors and executive officers of IE,
                                 together with their affiliates, beneficially owned 19.3% of the IE Common Stock as of March 31, 1995. Directors and executive officers of TFN, together with their affiliates, beneficially owned 5.9% of the TFN Common Stock as of June 30, 1995.

 Rights of Dissenting
  Shareholders.................  Holders of record of shares of TFN Common
                                 Stock who comply with the requirements of Ohio law have the right to dissent from the Merger and receive the fair cash value of their shares pursuant to Section 1701.85 of the ORC. See "Rights of Dissenting Shareholders". IE intends to vote or cause to be voted all such shares beneficially owned by it FOR adoption of the Merger Agreement and therefore will not exercise any of its rights under Section 1701.85.

 Comparison of Shareholder
  Rights.......................  As a result of the Merger, TFN Common Stock, which is issued by an Ohio corporation, will be converted into IE Common Stock, which is issued by a Pennsylvania corporation. There are differences between the rights of TFN Shareholders and the rights of IE Shareholders. These differences result from differences between Pennsylvania and Ohio law and between the governing instruments of TFN and IE, including differences in terms of, and rights of holders with respect to, TFN Common Stock and IE Common Stock. For a summary of the material differences between the rights of TFN Shareholders and IE Shareholders, see "Comparison of Rights of Holders of TFN Common Stock and IE Common Stock".

 Conditions to the Merger;
  Termination of the Merger
  Agreement....................  In addition to the adoption of the Merger
                                 Agreement by the shareholders of TFN, the consummation of the Merger is subject to the satisfaction or waiver of certain other conditions, including, among others, effectiveness of the Registration Statement, the absence of any injunction, order, statute or regulation which prohibits consummation of the Merger, and the number of Dissenting Shares amounting to not more than 10% of the outstanding shares of TFN Common Stock. IE and TFN have filed the requisite notices under the
                                 Hart-Scott-Rodino Antitrust Improvements Act of 1976 and have been notified that early termination of the waiting period has been granted. In addition, the Merger Agreement may be terminated in certain events. For a description of such conditions and termination events, see "The Merger Agreement - Conditions to the Merger" and "- Termination; Adjustment of Conversion Number."

 Termination Fee...............  TFN has agreed to pay IE a fee equal to $1.5 million if, on or prior to September 30, 1995, TFN shall have consummated or entered into an agreement providing for a business combination (including by merger, sale of assets or otherwise) of TFN with any person or entity other than IE, and the Merger Agreement is terminated as a result thereof. See "The Merger Agreement - Termination Fee."

 Accounting Treatment of the
  Merger.......................  The Merger will be accounted for as a purchase and, accordingly, the purchase
                                 price will be allocated to assets and
                                 liabilities based on estimated fair values as of the date of the Merger. See "The Merger - Accounting Treatment" and "Summary Historical and Unaudited Pro Forma Financial Information."


 Certain Federal Income Tax
  Considerations...............  TFN has received an opinion of Arnold &
                                 Porter that the Merger, with the TFN
                                 Shareholders receiving IE Common Stock, will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). The opinion of Arnold & Porter relating to the Merger is conditioned on certain facts, representations and assumptions provided to Arnold & Porter by TFN and IE and is subject to certain qualifications and other matters set forth therein. Such opinion, together with the letters of facts, representations and assumptions provided to Arnold & Porter by TFN and IE, are attached as Annex E hereto.

                                 Provided the Merger qualifies as such a
                                 reorganization, then for federal income tax purposes: (i) no gain or loss would be recognized by either TFN, Mergerco or IE as a result of the Merger and (ii) TFN's shareholders would not recognize gain or loss upon the receipt of IE Common Stock in exchange for TFN Common Stock in the Merger, except that gain or loss would be recognized on receipt of any cash in lieu of fractional shares or because of the exercise of dissenters' rights. See "Certain Federal Income Tax Consequences of the Merger".

                                 Because of the complexities of the federal income tax laws and because the tax consequences may vary depending upon a holder's individual circumstances or tax status, it is recommended that each shareholder of TFN consult his or her tax advisor concerning the federal (and any applicable state, local or other) tax consequences of the Merger.

                      SELECTED HISTORICAL AND UNAUDITED
                       PRO FORMA FINANCIAL INFORMATION

   The following tables present selected historical financial information of IE and TFN and unaudited selected pro forma combined financial information of IE after giving effect to the Merger. The selected historical information for IE as of the end of and for each of its last three fiscal years and for TFN as of the end of and for each of its last three fiscal years has been derived from historical consolidated financial statements and should be read in conjunction with such statements and the related notes contained elsewhere in this Proxy Statement/ Prospectus. The selected historical information for IE as of the end of and for the quarters ended April 29, 1995 and April 30, 1994 and for TFN as of the end of and for the quarters ended March 31, 1995 and 1994 has been derived from historical consolidated financial statements and should be read in conjunction with such statements and the related notes contained elsewhere in this Proxy Statement/ Prospectus, and such information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for such periods. The selected historical information for IE as of the end of and for the transition period ended February 1, 1992 and its fiscal years ended October 31, 1991 and 1990, and for TFN as of the end of and for its fiscal years ended December 31, 1991 and 1990, has been derived from historical consolidated financial statements not contained in this Proxy Statement/Prospectus.

   The unaudited selected pro forma combined balance sheet data give effect to the Merger as if it had been consummated as of April 29, 1995. The unaudited selected pro forma combined statement of operations data for IE's 1994 fiscal year and the first quarter of fiscal 1995 give effect to the Merger as if it had occurred at the beginning of each period presented. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the financial position or operating results that would have occurred or that will occur upon consummation of the Merger. See "Pro Forma Financial Statements."

                           INTELLIGENT ELECTRONICS
                  SELECTED HISTORICAL FINANCIAL INFORMATION


                                                                                           Three Month
                                                                                            Transition
                           Three Months ended                   Year ended                   Period            Year ended
                        ------------------------  --------------------------------------      ended            October 31,
                         April 29,     April 30,  January 28,   January 29,   January 30,   February 1,  ------------------------
                           1995          1994        1995          1994          1993          1992         1991         1990
                        ----------    ---------   ----------    ----------    ----------     --------    ----------   -----------
                                                         (in thousands, except per share data)
Statement of Operations
 Data:
Revenues  .............   $827,439    $762,314   $3,208,083    $2,646,102     $2,016,686     $515,974    $1,753,574     $1,458,541
Income from continuing
  operations ..........      4,890      12,793        8,060        41,117         22,134        9,625        38,529         29,250
Earnings per common
  share from continuing
  operations ..........   $   0.16    $   0.36   $     0.23    $     1.13     $     0.58     $   0.25    $     1.12     $     1.04
Cash dividends declared
  per share of common
  stock ...............   $   0.10    $   0.08   $     0.38    $     2.24             --           --            --             --
Balance Sheet Data (end
  of period): .........
Total assets  .........   $672,927    $646,186   $  670,774    $  577,011     $  630,332     $670,415    $  706,515     $  442,043
Long-term debt  .......         --          --           --            --             97       29,690        29,756         29,496
Total shareholders'
  equity ..............    170,040     229,593      167,484       218,850        280,527      289,279       274,477        119,552

                                THE FUTURE NOW
                  SELECTED HISTORICAL FINANCIAL INFORMATION

                                      At or For the Three
                                     Months Ended March 31,                      At or For Year Ended December 31,
                                   --------------------------   -----------------------------------------------------------------
                                       1995         1994           1994          1993          1992         1991         1990
                                   ----------   -----------     ---------     ---------      ---------   ----------    ---------
                                                                  (in thousands, except share and per share data)
Statement of Operations Data:
Revenue  .........................    151,995       193,688       795,736       701,834        343,000      138,726      83,191
Income (Loss) From Operations  ...      1,254         3,268       (41,408)       19,403         10,815        5,711       3,716
Net Income (Loss) (1)  ...........   $   (566)     $  1,024      $(44,988)     $  9,303       $  5,709     $  3,005      $1,626
                                    =========    ==========     =========     =========      =========   ==========   ==========
Earnings (Loss) Per Share  .......  $    (.07)     $    .14      $  (5.96)     $   1.40       $   1.27     $   1.01      $  .70
Cash dividends declared per share
 of common stock .................         --            --      $     --      $     --       $     --     $    .40      $  .61

Balance Sheet Data (end of period):
Total Assets  ....................  $ 211,521      $280,285      $229,377      $290,559       $145,650     $ 52,954      $29,511
Total Debt (2)  ..................   $ 57,926      $ 77,310      $ 41,175      $ 75,987       $ 34,119     $  9,812      $ 8,733
Total Shareholders' Equity  ......   $ 32,793      $ 78,802      $ 33,289      $ 77,759       $ 42,838     $ 20,592      $ 5,598

------
(1) TFN, with the consent of its shareholders, elected to be taxed as an S Corporation under the provisions of Section 1362 of the Internal Revenue Code until the date of the initial public offering (June 28, 1991). An S Corporation's shareholders are personally liable to pay taxes on their proportionate share of the corporation's Federal and state taxable income. For purposes of this presentation, Federal and state income taxes have been calculated at an effective rate of approximately 39% as if TFN were a C Corporation under provisions of the Internal Revenue Code for all periods prior to June 28, 1991.

(2) Total Long-Term Debt, including Current Portion, plus Short-Term Debt.

   TFN's financial position and results of operations have been significantly affected by the initial acquisition of the business and assets of its predecessor in December 1988, subsequent acquisitions in May 1989 (Indianapolis); January 1990 (Louisville); September 1990 (Ft. Wayne); November 1990 (a second Cincinnati operation); May 1991 (Dayton); July 1991 (a second Louisville operation); November 1991 (Cleveland, Lexington, Moline/Davenport); December 1991 (Little Rock, Memphis); January 1992 (Milwaukee); July 1992 (Boston, Dallas, Los Angeles, Nashville, New York City, Pittsburgh, San Francisco, St. Louis, Washington, D.C.); January 1993 (a second Dallas operation, Houston); August 1993 (two additional operations in the Los Angeles area); September 1993 (complementary operations in Cleveland, Dayton, Columbus, New York, Dallas and Pittsburgh; Atlanta, Raleigh, Kansas City, Detroit); and TFN's initial public offering of common shares in June 1991 and secondary offering in March 1993 (see Notes 4 and 5 of Notes to TFN's Consolidated Financial Statements) and by the restructuring in 1994 discussed in Note 2 of Notes to TFN's Consolidated Financial Statements; the goodwill impairment in 1994 discussed in Note 9 of Notes to TFN's Consolidated Financial Statements; and the sale of five branches to IE in December 1994 (see Note 3 of Notes to TFN's Consolidated Financial Statements).

         UNAUDITED SELECTED PRO FORMA COMBINED FINANCIAL INFORMATION

                                                     Year ended     Three Months ended
                                                     January 28,         April 29,
                                                        1995               1995
                                                    -------------   ------------------
                                                  (in thousands, except per share data)
Statement of Operations Data:
Revenues  ........................................   $3,497,763          $885,603
Income (loss) from operations  ...................   $  (10,363)         $ 10,488
Net income (loss) per share  .....................   $    (0.35)         $   0.13

Balance Sheet Data (end of period):
Total assets  .......................................................    $848,850
Long-term debt  .....................................................    $    427
Total shareholders' equity  .........................................    $216,164

                          COMPARATIVE PER SHARE DATA

   Set forth below are cash dividends declared, net income (loss) and book value per share data of IE and TFN on an historical basis, and on a pro forma per share basis for IE and an equivalent pro forma per share basis for TFN. The IE pro forma combined data was derived by combining historical financial information of IE and TFN after giving effect to the Merger under the purchase method of accounting. The per share equivalent TFN pro forma data was calculated by multiplying the IE pro forma combined data by the Conversion Number.

   The information set forth below should be read in conjunction with the respective audited and unaudited financial statements of IE and TFN contained elsewhere in this Proxy Statement/Prospectus.

COMPARATIVE PER SHARE DATA

 IE (historical)
     Book value per share:
        At January 28, 1995 ............       $ 5.37
        At April 29, 1995 ..............       $ 5.44
     Net income per share:
        Year ended January 28, 1995 ....       $ 0.23
        Three months ended April 29,
          1995  ........................       $ 0.16
     Cash dividends per share:
        Year ended January 28, 1995 ....       $ 0.38
        Three months ended April 29,
          1995  ........................       $ 0.10
TFN (historical)
     Book value per share:
        At December 31, 1994 ...........       $ 4.39
        At March 31, 1995 ..............       $ 4.33
     Net loss per share:
        Year ended December 31, 1994 ...       $(5.96)
        Three months ended March 31,
          1995  ........................       $(0.07)
          Cash dividends per share  ....       $  --

IE (pro forma unaudited) (1)
     Book value per share at April 29,
        1995 ...........................       $ 6.23
     Net income (loss) per share:
        Year ended January 28, 1995 ....       $(0.35)(2)
        Three months ended April 29,
          1995  ........................       $ 0.13 (3)
     Cash dividends per share:
        Year ended January 28, 1995 ....       $ 0.38
        Three months ended April 29,
          1995  ........................       $ 0.10
Equivalent TFN (pro forma unaudited)(4)
     Book value per share at April 29,
        1995 ...........................       $ 4.10
     Net income (loss) per share:
        Year ended January 28, 1995 ....       $(0.23)(2)
        Three months ended April 29,
          1995  ........................         0.09 (3)
     Cash dividends per share:
        Year ended January 28, 1995 ....       $ 0.25
        Three months ended April 29,
          1995  ........................         0.07

------
(1) See "Pro Forma Financial Information."

(2) Includes TFN results of operations for the year ended December 31, 1994.

(3) Includes TFN results of operations for the three months ended March 31, 1995.


(4) Represents the pro forma equivalent of one share of TFN Common Stock calculated by multiplying IE pro forma data by the Conversion Number of
    0.6588. If the Average Closing Price of the IE Common Stock is greater than $11.00, IE elects to terminate the Merger Agreement and TFN overrides that termination election by agreeing that the Conversion Number will be changed to the quotient that results from dividing $7.2468 by the Average Closing Price, the Conversion Number will be less than 0.6588.


                        COMPARATIVE MARKET PRICE DATA

   The IE Common Stock is traded in the Nasdaq National Market under the symbol "INEL." As of May 1, 1995, there were 860 shareholders of record of IE Common Stock. The TFN Common Stock is traded in the Nasdaq National Market under the symbol "FNOW". The number of record holders of TFN Common Stock at May 1, 1995 was 212. The following table sets forth, for the periods indicated, the high and low sales prices of the IE Common Stock and TFN Common Stock, as reported by Nasdaq. IE's fiscal quarters during 1993 and 1994 ended on the Saturday closest to the end of April, July, October and January (of the following year), and TFN's fiscal quarters end on the last day of March, June, September and December.

                                                  IE
                                             Common Stock
                                         --------------------
                                            High       Low
1993                                     --------   --------

     First Quarter  ...................    $15.38     $12.00
     Second Quarter  ..................     16.25      12.25
     Third Quarter  ...................     24.38      15.00
     Fourth Quarter  ..................     28.00      21.13
1994
     First Quarter  ...................     27.38      18.50
     Second Quarter  ..................     23.25      13.63
     Third Quarter  ...................     18.13      13.88
     Fourth Quarter  ..................     17.00       7.50
1995
     First Quarter  ...................     10.38       9.00
     Second Quarter ...................     15.75       8.63
     Third Quarter (through August 3,
        1995)..........................     13.63      13.00



                                                TFN
                                            Common Stock
                                        --------------------
                                           High       Low
                                         --------   --------
1993
     First Quarter  ..................    $15.25     $11.25
     Second Quarter  .................     14.25       9.25
     Third Quarter  ..................     13.25       9.00
     Fourth Quarter  .................     14.50      10.75
1994
     First Quarter  ..................     16.88      13.00
     Second Quarter  .................     16.00       9.75
     Third Quarter  ..................     10.25       6.00
     Fourth Quarter  .................      9.50       4.50
1995
     First Quarter  ..................      6.38       4.50
     Second Quarter  .................      8.25       5.50
     Third Quarter (through August 3,
        1995) ........................      7.50       6.88

   IE instituted a quarterly dividend of $0.08 per share in the second quarter of fiscal 1993. On June 1, 1993, IE paid a one-time special cash dividend of $2.00 per share. In the second quarter of fiscal 1994, the quarterly dividend was increased to $0.10 per share. The payment and rate of future dividends are subject to the discretion of IE's Board of Directors and will depend upon IE's earnings, financial condition, capital requirements and other factors. No dividends have been paid on TFN's Common Stock since TFN's initial public offering of TFN Common Stock in 1991.

   The following sets forth the last reported sale prices for a share of TFN Common Stock (on a historical and equivalent per share basis) and for a share of IE Common Stock (on a historical per share basis), each as reported by Nasdaq, as of March 6, 1995, the last full business day preceding the day on which IE and TFN first announced that IE and TFN had signed a letter of intent for IE to acquire the outstanding stock of TFN, and as of April 28, 1995, the last full business day preceding the day on which IE and TFN first announced that the Merger Agreement had been signed, and as of August 2, 1995.

                       TFN              TFN               IE
                    Common Stock     Common Stock     Common Stock
                    (Historical)    (Equivalent)*     (Historical)
                   --------------   --------------    --------------

March 6, 1995  ...     $6.13            $6.59            $10.00
April 28, 1995 ...      5.50             6.34              9.63
August 2, 1995 ...      7.13             8.85             13.44


------
* The equivalent TFN Common Stock value is calculated by multiplying the historical IE Common Stock price by the Conversion Number of 0.6588. In the event the Conversion Number is adjusted as discussed below, the equivalent TFN Common Stock value would be different than the values shown in the table.


   If the Average Closing Price of IE Common Stock is greater than $11.00 or is less than $9.00, the Merger Agreement may be terminated by IE or TFN, respectively. If IE elects to terminate the Merger Agreement because the Average Closing Price is greater than $11.00, TFN has the right to override any such termination election by agreeing that the Conversion Number will be changed to the quotient that results from dividing $7.2468 by the Average Closing Price. If TFN elects to terminate the Merger Agreement because the Average Closing Price is less than $9.00, IE has the right to override any such termination election by agreeing that the Conversion Number will be changed to the quotient that results from dividing $5.9292 by the Average Closing Price of IE Common Stock. It is possible that the Conversion Number will not be adjusted if the Average Closing Price is less than $9 or more than $11 or that the Merger might not proceed under those circumstances, each with differing consequences to TFN shareholders. For additional information, see "The Merger - Determination of the Conversion Number."


   On August 2, 1995, the closing price per share of IE Common Stock as reported by Nasdaq was $13 7/16, and the closing price per share of the TFN Common Stock as reported by Nasdaq was $7 1/8 TFN Shareholders are urged to obtain current market quotations for the IE Common Stock and the TFN Common Stock.

                                 RISK FACTORS

   TFN Shareholders should carefully consider the following factors regarding an investment in IE Common Stock, in addition to the other information contained in or incorporated by reference into this Proxy
Statement/Prospectus, in deciding whether to vote in favor of the Merger Agreement.

DEPENDENCE ON KEY VENDORS

   Products from four vendors comprised the following percentages of IE's revenues during the three months ended April 29, 1995 and the years ended January 28, 1995, January 29, 1994 and January 30, 1993:

                                                                     Year ended
                         Three Months Ended     ----------------------------------------------------
                             April 29,            January 28,       January 29,       January 30,
                                1995                 1995               1994              1993
                       ----------------------   ---------------    ---------------   ---------------
IBM                            15%                   15%                15%               18%
Compaq                         23%                   25%                25%               18%
Apple                          10%                   12%                18%               22%
Hewlett-Packard                25%                   24%                22%               20%


   IE's agreements with these vendors generally are subject to termination by the vendors without cause on varying notice periods and to periodic renewals or re-authorization by the vendors. The termination or non-renewal of an agreement with a major vendor could have a material adverse effect on IE.

INDUSTRY CONDITIONS

   Competition in the microcomputer products industry is intense, principally in the areas of price, breadth of product line, product availability and technical support and service. IE and its Network compete with computer aggregators, distributors and retailers in the sale of products. Additionally, certain manufacturers have expanded their channels of distribution, pricing and product positioning and compete with IE and its Network. IE is also subject to competition from other aggregators in recruiting and retaining Network members, as well as competition from distributors in its efforts to sell products to the Network. Certain competitors may have greater financial resources than IE.

   Moreover, the microcomputer products industry periodically experiences significant product supply shortages and customer order backlogs due to the inability of certain manufacturers to supply certain products. By removing the historical requirement that resellers purchase their products from one source, certain vendors have initiated new channels of distribution that increase competition for the available product supply and intensify prevailing price competition.

   As a result of the foregoing, as well as the microcomputer products industry's rapid product improvement and technological change, short product life cycles and resulting obsolescence risks, there can be no assurance that IE will continue to compete successfully in the industry.

OPERATING INEFFICIENCIES AND TRANSFORMATION COSTS


   During the fiscal year ended January 28, 1995, IE experienced operating inefficiencies caused by systems stresses and outages, which negatively impacted gross margin percent and selling, general and administrative expenses, and commenced a project to transform IE to a process-driven model, which also negatively impacted selling, general and administrative expenses. IE expects that costs associated with the operating inefficiencies and the transformation project will continue through the middle of its current fiscal year and there can be no assurance that they will not continue thereafter. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of IE - Results of Continuing Operations."


VOLATILITY OF COMMON STOCK PRICE

   There has been significant volatility in the market prices of securities of companies in the microcomputer products industry, including the IE Common Stock. See "Comparative Market Price Data." Various factors and events, including those relating specifically to IE, its vendors or its competitors and those relating generally to the industry, may have a significant impact on the trading price of the IE Common Stock.

LEGAL PROCEEDINGS


   IE and certain of its directors and officers are defendants in several purported class action lawsuits (which have been consolidated) and a purported derivative lawsuit, filed in December 1994. These lawsuits allege violations of certain disclosure and related provisions of the federal securities laws and breach of fiduciary duties, including allegations relating to IE's practices regarding vendor marketing funds, and seek damages in unspecified amounts as well as other monetary and equitable relief. In addition, IE is subject to a Securities and Exchange Commission investigation. IE believes that all such allegations and lawsuits are without merit and intends to defend against them vigorously. While management of IE, based on its investigation of these matters and consultations with counsel, believes resolution of these matters will not have a material adverse effect on its financial position, there can be no assurances in such regard and the ultimate outcome of these matters cannot presently be determined. As of the date of this Proxy Statement/Prospectus, counsel is unable to render a legal opinion as to the probable outcome of these matters.


CONTINUATION OF DIVIDENDS

   Although IE instituted a quarterly dividend of $.08 per share during its fiscal year ended January 29, 1994 and increased the dividend to $.10 per share during its fiscal year ended January 28, 1995, there can be no assurances that future dividends will be paid. The payment and rate of future dividends are subject to the discretion of IE's Board of Directors and will depend upon IE's earnings, financial condition, capital requirements and other factors.

                             THE SPECIAL MEETING

GENERAL

   This Proxy Statement/Prospectus and the accompanying notice of the Special Meeting and form of proxy are being furnished to all holders of record on the Record Date of shares of TFN Common Stock in connection with the solicitation of proxies by the TFN Board for use at the Special Meeting to be held on ------, 1995, commencing at 10:00 a.m. at The Harley Hotel, Suite ------, 8020 Montgomery Road, Cincinnati, Ohio, and any adjournment or postponement thereof. These proxy materials are being mailed to the TFN Shareholders on or about ------, 1995.


   At the Special Meeting, the TFN Shareholders will be asked to consider and vote upon a proposal to adopt the Merger Agreement. Pursuant to the Merger Agreement (i) Mergerco will be merged with and into TFN, with TFN being the Surviving Corporation, all of the stock of which will be owned by IE, and (ii) each share of TFN Common Stock outstanding immediately prior to the Effective Time (other than the Excluded Shares and Dissenting Shares) will be converted into the right to receive 0.6588 shares of IE Common Stock, subject to adjustment. Approval of the proposal to adopt the Merger Agreement will also authorize the TFN Board to exercise its discretion whether to proceed with the Merger in the event that termination rights are exercised or exercisable because the Average Closing Price is greater than $11.00 or less than $9.00. The full text of the Merger Agreement is attached as Annex A hereto and is incorporated herein in its entirety. See "- Determination of the Conversion Number" and "The Merger Agreement."


   It is not anticipated that any matter other than the proposal to adopt the Merger Agreement will be brought before the Special Meeting. If any other matter is properly presented at the Special Meeting for consideration, including, among other things, a motion to adjourn the Special Meeting to another time and/or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named in the enclosed form of proxy card and acting thereunder will have discretion to vote on such matter in accordance with their best judgment; provided, however, that no proxy that directs the shares represented thereby to be voted against the proposal to adopt the Merger Agreement will be voted in favor of any adjournment of the Special Meeting for purposes other than the absence of a quorum.

VOTING AT THE SPECIAL MEETING

   Record Date. The close of business on ------, 1995 has been fixed as the Record Date for determining the TFN Shareholders entitled to notice of and to vote at the Special Meeting. On the Record Date, there were 7,578,566 shares of TFN Common Stock outstanding and entitled to vote, held by approximately 212 holders of record. TFN Shareholders may cast one vote per share, either in person or by proxy, on each matter to be voted on at the Special Meeting.

   Required Shareholder Vote. The presence of a majority of the outstanding shares of TFN Common Stock, represented in person or by proxy, is required for a quorum at the Special Meeting. The affirmative votes of the holders of a majority of the outstanding shares of TFN Common Stock are required to approve the proposal to adopt the Merger Agreement. In addition, as discussed under "Ohio Control Share Acquisition Act" below, the affirmative votes of the holders of a majority of the TFN Common Stock represented in person or by proxy at the Special Meeting (excluding any shares owned by IE, executive officers of TFN and directors of TFN who are also employees of TFN), are required to approve the proposal to adopt the Merger Agreement. Abstentions and broker non-votes will have the same effect as votes against adoption of the Merger Agreement. IE beneficially owns 2,344,024 shares of TFN Common Stock, constituting approximately 31% of such outstanding shares. IE intends to vote or cause to be voted all such shares FOR adoption of the Merger Agreement. Approval of the proposal to adopt the Merger Agreement will also authorize the TFN Board to exercise its discretion whether to proceed with the Merger in the event either (i) IE exercises its termination right if the Average Closing Price is greater than $11.00 or (ii) TFN has the right to exercise its termination right if the Average Closing Price is less than $9.00.

   Ohio Control Share Acquisition Act. Section 1701.831 of the ORC, the Ohio Control Share Acquisition Act (the "Act"), provides that any "control share acquisition" of an Ohio public corporation shall be made only with the prior authorization of the shareholders of the corporation in accordance with the provisions of the Act. A "control share acquisition" is defined under the Act to mean the acquisition, directly or indirectly, by any person of shares of a public corporation that, when added to all other shares of the corporation such person owns, would entitle such person, directly or indirectly, to exercise voting power in the election of directors within the following ranges: more than 20%, more than 33%, and a majority. Although the Act is not entirely clear in the context of the Merger, IE and TFN are proceeding on the assumption that the proposed acquisition by IE of TFN Common Stock through the Merger may be deemed to be a "control share acquisition" under the Act.

   The Act also requires that the acquiring person must deliver an acquiring person statement to the Ohio public corporation. The Ohio public corporation must then call a special meeting of its shareholders to vote upon the proposed acquisition within 50 days after receipt of such acquiring person statement, unless the acquiring person agrees to a later date. TFN received an acquiring person statement from IE on May 3, 1995, a copy of which is attached hereto as Annex D, and TFN's shareholders will have the opportunity to vote upon IE's proposed acquisition at the Special Meeting.

   The Act further specifies that the shareholders of the Ohio public corporation must approve the proposed control share acquisition by certain percentages at a special meeting of shareholders at which a quorum is present. Accordingly, in order to comply with the Act, IE may only acquire TFN Common Stock through the Merger upon the affirmative vote of (i) a majority of the voting power of the TFN Common Stock that is represented in person or by proxy at the Special Meeting, and (ii) a majority of the voting power of the TFN Common Stock that is represented in person or by proxy at the Special Meeting excluding those shares of TFN Common Stock deemed to be "interested shares" for purposes of the Act.

   "Interested shares" are defined under the Act to mean shares in respect of which the voting power is controlled by any of the following persons: (1) an acquiring person (in this case, IE); (2) any officer of TFN; and (3) any employee who is also a director of TFN. "Interested shares" also include shares of TFN Common Stock that are acquired by any person after the date of the first public disclosure of the proposed Merger (in this case March 7, 1995) and the date of the Special Meeting, if either (i) the aggregate consideration paid by such person, and any person acting in concert with him, for such shares of TFN Common Stock exceeds $250,000, or (ii) the number of shares acquired by such person, and any person acting in concert with him, exceeds one- half of one percent of the outstanding shares of TFN Common Stock. In order to determine whether any shares acquired after March 7, 1995 constitute "interested shares" pursuant to the preceding sentence, TFN will examine its stock records as of March 7, 1995, as of the Record Date and as of the last business day preceding the Special Meeting. If any record holder (other than a broker, bank or other nominee) has increased his ownership interest by more than one half of one percent of the outstanding TFN Common Stock, or by a number of shares in excess of $250,000 divided by the average closing price of a share of TFN Common Stock during the period from March 7 through the Record Date, such additional shares held by such holder will be deemed "interested shares" upon receipt by TFN of a validly executed proxy card from such a record holder. A record holder may rebut a presumption that shares are "interested shares" by providing TFN with documentation satisfactory to TFN's legal counsel establishing that such shares are not "interested shares" within the definition of Section 1701.01(CC)(2) of the ORC.

   As of the Record Date, 137,875 shares of TFN Common Stock held by employee directors and officers of TFN and 2,344,024 shares of TFN Common Stock held by IE and its subsidiaries would be "interested shares" under the Act. Except as set forth in the preceding paragraph, all other shares will be presumed to be disinterested shares unless TFN acquires actual knowledge of facts that evidence such shares must be deemed "interested shares."

PROXIES

   All shares of TFN Common Stock represented at the Special Meeting by properly executed proxies received prior to or at the Special Meeting, unless the proxies have previously been revoked, will be voted in accordance with the instructions on such proxies. If no instructions are given, proxies will be voted FOR adoption of the Merger Agreement. If any other matters are properly presented to the Special Meeting for action, the persons named in the enclosed form of proxy as acting thereunder will have discretion to vote on such matters in accordance with their best judgment, except in the case of shareholders' proxies which indicate a vote against the Merger. TFN does not know of any matters other than adoption of the Merger Agreement and procedural matters relating to the conduct of business at the Special Meeting that will be presented at the Special Meeting.

   Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by delivery to the Secretary of TFN at 8044 Montgomery Road, Suite 601, Cincinnati, Ohio 45236, of a written notice of revocation bearing a later date than the proxy, by duly executing and delivering to the Secretary a subsequent proxy relating to the same shares, or by attending the Special Meeting and voting in person (although attendance at the Special Meeting will not in and of itself constitute revocation of a proxy).

   Proxies are being solicited by and on behalf of the TFN Board. In addition to solicitation by mail, proxies may be solicited by directors and authorized officers and employees of TFN in person or by telephone, telegram or other means of communication. Such directors, officers and employees will not be additionally compensated, but may be reimbursed for out-of-pocket expenses in connection with such solicitation. Arrangements will also be made with custodians, nominees and fiduciaries for forwarding of proxy solicitation material to beneficial owners of shares of TFN Common Stock held of record by such persons, and TFN may reimburse such custodians, nominees and fiduciaries for reasonable expenses incurred in connection therewith.

   All information in this Proxy Statement/Prospectus concerning IE and its subsidiaries (other than TFN), Mergerco, and the IE Common Stock (other than information provided in "The Merger -- Background, Recommendations of TFN's Board of Directors and Reasons for the Merger" and "Certain Information Concerning The Future Now") has been provided by IE and all information concerning TFN and its subsidiaries and the TFN Common Stock, and all of the information contained in "The Merger -- Background, Recommendations of TFN's Board of Directors and Reasons for the Merger" and "Certain Information Concerning The Future Now," has been provided by TFN.

   The Merger constitutes a matter of great importance to TFN's shareholders. Upon adoption of the Merger Agreement and consummation of the Merger, the direct equity investment in TFN of TFN's Shareholders will cease, and such shareholders (other than the holders of the Excluded Shares and Dissenting Shares) will be entitled to receive the Merger Consideration. Accordingly, TFN Shareholders are urged to read and carefully consider the information presented in this Proxy Statement/Prospectus, including the information discussed in "Risk Factors."

   THE TFN BOARD UNANIMOUSLY RECOMMENDS THAT TFN SHAREHOLDERS VOTE FOR ADOPTION OF THE MERGER AGREEMENT.

                                  THE MERGER

   This section of the Proxy Statement/Prospectus describes certain aspects of the Merger. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached as Annex A to this Proxy Statement/Prospectus. All shareholders are urged to read the Merger Agreement in its entirety.

BACKGROUND, RECOMMENDATIONS OF TFN'S BOARD OF DIRECTORS AND REASONS FOR THE
MERGER

   Background. During the period 1989 through 1993, TFN experienced increasing profitability and completed 15 acquisitions, including the acquisition of nine sales locations from IE in July 1992 in exchange for 31.1% of the then outstanding TFN Common Stock. As a result of this rapid growth, TFN decided to concentrate in 1994 on consolidating and integrating its operations.

   In January 1994, TFN received an unsolicited contact from a representative of another company in the computer reseller industry (the "Original Interested Party") indicating an interest in acquiring or merging with TFN. The Board of Directors determined that it was not an appropriate time to pursue such a transaction and so advised the Original Interested Party.

   In May 1994, the Original Interested Party again contacted TFN concerning a possible merger with or acquisition of TFN. Considering these inquiries and TFN's prospects in light of the ongoing consolidation in the computer reseller industry, the Board of Directors appointed a Special Committee consisting of three outside directors of TFN, Dennis J. Sullivan, Dudley S. Taft and William G. Kagler, to review TFN's options and alternatives in connection with recent acquisition announcements and activities within the industry. Pending a report from the Special Committee, the Board of Directors reaffirmed its decision not to pursue any business combination transaction and to respond negatively to any unsolicited inquiry or offer concerning the possible sale of TFN.

   The Special Committee retained the law firm of Graydon, Head & Ritchey, of Cincinnati, Ohio, as special counsel to advise it as to legal matters, and retained The Robinson-Humphrey Company, Inc. ("Robinson-Humphrey"), an investment banking firm, to assist it in evaluating industry trends, valuations and strategic alternatives for TFN. The Special Committee generally invited other members of the TFN Board (except for Gregory A. Pratt, who is also IE's President and an IE director), representatives from Robinson-Humphrey, counsel to the Special Committee and senior management of TFN to attend its meetings.

   The Special Committee met three times in June 1994. It agreed its primary objective was independently to evaluate and explore alternative courses of action in determining the best interests of TFN and its shareholders concerning situations involving a possible change in control or sale of TFN. The Special Committee reviewed a report from Robinson-Humphrey evaluating potential partners, identifying their strengths, weaknesses, and possible synergies. Robinson-Humphrey also discussed its preliminary estimates of the range of values of the TFN Common Stock based upon then existing conditions.

   The Special Committee also reviewed the various contracts between TFN and IE and the possible effect such agreements could have on TFN's alternatives, including any transaction between TFN and a third party. TFN has a number of agreements with IE including two franchise agreements (the "Franchise Agreements") each with ten year terms which expire in December 2000 and September 2003, respectively, under which TFN purchases product. The Franchise Agreements provide for the payment of a significant fee by TFN in the event TFN terminates the Franchise Agreements under certain circumstances. TFN is IE's largest customer, and TFN purchased approximately 85% of its total product purchases from IE in 1994 and the first quarter of 1995. See "Business Relationships Between the Parties."

   During June 1994, IE indicated a preliminary interest in discussing a business combination with TFN. Considering the financial performance of TFN, information presented to the Special Committee, and the existing relationships with IE, the Special Committee preliminarily recommended to the Board in June 1994 that no change in TFN's strategy be made at that time but that Mr. Theye be authorized to listen to any proposal from IE, the Original Interested Party or any other interested party with respect to a business combination transaction. The Board of Directors adopted the recommendations of the Special Committee, but proposals were not received from IE, the Original Interested Party or any other interested party.

   The Special Committee completed its initial analysis in early July 1994. Based on the information and analysis received by the Special Committee in June, discussions with representatives from Robinson-Humphrey, the Special Committee's consideration of industry trends and TFN's future prospects, the Special Committee recommended to the Board that TFN not change its long-term strategy and that it focus on continuing to improve TFN's performance. The Special Committee also determined it would not meet again unless a specific need arose.

   In September 1994, in response to a further request from the Original Interested Party to commence acquisition discussions, the Special Committee considered whether changes in the industry or in the financial condition of TFN would cause the Special Committee to change its recommendation. The Special Committee considered that on July 7, 1994, TFN had announced a definitive plan for a company-wide restructuring (the "Restructuring"). As part of the Restructuring, TFN decided it would close and consolidate duplicate facilities in certain geographic areas where TFN had made acquisitions, close or consolidate its branch warehouses, centralize its operations and reorganize its management structure to continue its emphasis on higher-margin professional services. These decisions were part of TFN's strategy to reduce inventory risk, to concentrate more on higher margin professional services, and to centralize operations and management to achieve efficiencies. Changes associated with the Restructuring were primarily responsible for TFN's reporting a loss for its second quarter of 1994 and for the year as a whole. See "Certain Information Concerning The Future Now - History and Business" and "- Competition;" and Note 2, "Restructuring Charge" of the Notes to TFN's Consolidated Financial Statements included in this Proxy Statement/Prospectus.

   In connection with the Restructuring, TFN failed to comply with certain financial covenants required by its Secured Credit Agreement (the "Credit Agreement"), dated as of September 9, 1993, by and among TFN, its subsidiaries and PNC Bank, Ohio, National Association, as Agent, The First National Bank of Chicago as Co-Agent and other participating banks (together, the "Lenders"). TFN relies on the Credit Agreement to finance its principal working capital needs. The Lenders and TFN subsequently entered into a series of amendments to the Credit Agreement pursuant to which the Lenders have waived until August 21, 1995 any default or event of default which occurred as of June 30, 1994, September 30 and December 31, 1994 and March 31 and June 30, 1995, as a result of such failure to comply. In connection with the Restructuring, TFN also failed to comply with certain financial covenants required by one of its inventory finance companies. This inventory finance company and TFN have entered into a series of amendments which have waived until August 21, 1995 any default or event of default which occurred as of June 30, September 30 and December 31, 1994 and March 31 and June 30, 1995, as a result of such failure to comply. The last such amendment with the Lenders and the inventory finance company, effective as of July 28, 1995, waives such defaults until the earlier of August 21, 1995 or ten business days after the termination of the transaction contemplated by the Merger Agreement. If the Merger Agreement is terminated, TFN will have to seek a further waiver or alternative financing.


   In light of these circumstances, and the continued difficulties presented by ongoing industry trends, the Special Committee decided in September 1994 that TFN needed at least six months to improve its operations and resolve its financial needs for the longer term. Traditional sources of financing were not available to TFN, and TFN's Lenders indicated to TFN that further waivers of TFN's default under the Credit Agreement were conditioned on receiving financial support from IE. The Special Committee determined that the most viable alternative to accomplish these goals at that time was to seek financial support from IE to restructure TFN's credit facilities. The Special Committee also concluded in light of these factors that it was not an appropriate time to change TFN's long term strategy concerning possible business combinations. TFN informed the Other Interested Party that TFN had not changed its position regarding a sale or change of control of TFN.

   The Board of Directors of TFN held a special meeting on September 28, 1994 and considered a preliminary term sheet from IE (which had been provided at the request of TFN) concerning additional financing in the form of convertible subordinated debt to be provided by IE. Based in part on advice of its advisors, the Board concluded that the terms proposed by IE were not acceptable. The Board concluded that TFN should explore all other alternatives, including possible business combination transactions, if IE did not revise its financing terms. After IE declined to change the terms of the proposed financing, management proceeded to investigate the alternatives, including using a distributor other than IE or combining with another reseller or distributor, and determined that viable alternatives were not available.

   Management also met with the Original Interested Party in October 1994 which indicated it was not interested in a business combination involving the entire company because, in part, of IE's stock ownership position. However, the Original Interested Party did express interest in purchasing the assets of TFN's branch locations in five major metropolitan areas. The TFN Board concluded such a sale would be beneficial as it would allow TFN to use the cash received from the sale to pay down debt under its Credit Agreement and would permit TFN to focus on its branch locations which were more central geographically. TFN and the Original Interested Party proceeded to negotiate the basic terms of such a transaction. In the course of these negotiations, the Board determined that due to the terms of the Franchise Agreements, management should seek IE's consent to the sale.

   IE did not consent to the sale of the five branches to the Original Interested Party. However, IE proposed purchasing the five branches on terms substantially similar to those proposed by the Original Interested Party (except that all consideration would be paid at closing in IE's proposal whereas $6 million would have been deferred in the Original Interested Party's proposal). The proposed IE transaction also included a management agreement under which TFN would manage the five branches for IE after the sale for which it would receive compensation. On November 1, 1994, the Board approved a letter of intent for the transaction with IE, and TFN and IE completed the purchase and sale of the five branches on December 30, 1994.

   On January 31, 1995, the Special Committee reviewed TFN's short and long term plans, in light of TFN's financial condition, continuing need to refinance its Credit Agreement and future prospects, as well as recent industry developments, including anticipated consolidation in the industry, ongoing margin declines and rising interest rates. The Special Committee concluded that remaining independent would no longer be likely to maximize value for TFN's shareholders. The Special Committee determined that, in light of current circumstances, it would seriously consider offers to engage in a business combination transaction with TFN, including an offer from IE.

   Over the following few weeks, Robinson-Humphrey again contacted potential partners other than IE, including the Original Interested Party. Based on such contacts, Robinson-Humphrey informed the Special Committee at a February 22, 1995 meeting that none of these entities exhibited serious interest in a transaction at that time. The Special Committee concluded there were no potential partners likely to proceed with a transaction and also concluded that in light of the highly competitive nature of the industry and the continuing increase in margin pressure, it was unlikely that there were other viable candidates for such a transaction.


   On March 1, 1995, IE and TFN discussed their interest in a strategic business combination between the companies. The Board authorized the commencement of negotiations with IE. On March 6, 1995, the Board approved and adopted the terms of a letter of intent for IE to acquire the outstanding shares of common stock of TFN based on an exchange of 0.6588 shares of IE Common Stock for each share of TFN's Common Stock, which exchange ratio was determined by negotiations between TFN and IE. Robinson-Humphrey advised the Special Committee and TFN Board throughout the negotiation process with respect to elements of the negotiations between TFN and IE (including, without limitation, the Average Closing Prices of IE Common Stock at which the parties could terminate the transaction), but the final amount of the consideration and the termination provisions were determined through arm's length negotiations between TFN and IE and were not determined by Robinson-Humphrey.


   In March and April 1995, representatives of TFN and IE negotiated the terms of a proposed Merger Agreement. On April 20, 1995, the Special Committee met and reviewed the status of the negotiations and the draft Merger Agreement with representatives from management and Robinson-Humphrey. In addition, Robinson-Humphrey presented its preliminary analysis of the fairness of the proposed Conversion Number. At its meeting on April 28, 1995, the Special Committee reviewed the Merger Agreement, received Robinson-Humphrey's opinion and concluded that the proposed Merger would be in the best interests of TFN's shareholders and recommended approval to the TFN Board. Accordingly, the TFN Board then met, accepted the Special Committee's recommendations and unanimously voted to approve the Merger Agreement, which was executed on April 28, 1995. The execution of the Merger Agreement by April 30, 1995 was a condition to the waiver by TFN's Lenders until July 31, 1995 of TFN's default under the Credit Agreement.

   In reaching its decision to pursue a merger transaction and ultimately to approve the Merger Agreement, the TFN Board considered numerous factors during the period commencing in January, 1994 and leading up to the April 28, 1995 TFN Board meeting. Throughout the course of its deliberations, the TFN Board's primary consideration was to best serve the interests of the TFN shareholders in view of TFN's overall business, prospects and financial condition, changes and events in the computer industry, and general economic and stock market conditions. The TFN Board analyzed the totality of the circumstances and did not assign relative degrees of importance to any specific factors considered.

   The factors listed below were expressly considered by the TFN Board in its meetings and, accordingly, impacted the TFN Board's decision to some extent. Other factors may also have been considered in evaluating whether to proceed with the Merger, but are not believed to have been significant to the TFN Board's overall decision making process.

        1. The Board's knowledge of the business, operations, properties, assets, financial condition and operating results of TFN;
        2. The Board's judgment as to TFN's uncertain future prospects which the Board thought would be improved by the combination with IE;

        3. Information concerning the business, financial condition and prospects of IE. As TFN's shareholders will receive IE Common Stock, the Board believed that TFN's shareholders will have the opportunity to participate in the potential for growth of the combined companies and retain the liquidity of holding shares of a public company;
        4. The legal advice provided by TFN's legal counsel and by the Special Committee's special counsel concerning the terms of the Merger Agreement;
        5. The strength of the combined companies' management and the operating and financial efficiencies applicable to TFN's operations expected to be achieved by the Merger and the integration of the two companies;
        6. The possibility for TFN's shareholders to receive cash dividends on the IE Common Stock to be received in the Merger, which are currently being paid at a quarterly rate of $.10 per share; TFN does not currently pay any dividend;
        7. Uncertainty as to TFN's ability, in the absence of the Merger, to renegotiate the Credit Agreement or to obtain new financing;
        8. The written fairness opinion rendered by Robinson-Humphrey dated as of April 28, 1995;
        9. The Board's judgment that a fixed exchange ratio, i.e. the Conversion Number, with certain termination and related rights, provided potentially greater benefits for TFN's shareholders than if a fixed per share price were established at the time of the execution of the Letter of Intent;
       10. The TFN Board's determination and belief, based upon the analysis and investigations of Robinson-Humphrey and TFN's management, that IE was the only third party reasonably likely to proceed with a transaction with TFN, that IE was the only viable prospect with whom TFN could so engage in a business combination and that such prospects were substantially more promising than if TFN would remain independent;
       11. Advice provided to the TFN Board by TFN's management that TFN's due diligence of IE's business and legal affairs did not indicate that IE's legal proceedings with IE's shareholders or the Securities and Exchange Commission were likely to have a material adverse effect on IE's future prospects.


   The Board of Directors received a second written fairness opinion dated ------, 1995 from Robinson-Humphrey with respect to the Merger, which is attached as Annex B to this Proxy Statement/Prospectus. See "Opinion of Financial Advisor."

   Based on the foregoing, the Board of Directors concluded that the proposed Merger is fair and would be in the best interests of TFN, TFN's shareholders and other constituencies. ACCORDINGLY, THE TFN BOARD UNANIMOUSLY RECOMMENDS THAT TFN SHAREHOLDERS VOTE FOR ADOPTION OF THE MERGER AGREEMENT.


   For information regarding interests of directors and executive officers of TFN in the Merger and the stock ownership of TFN's directors and executive officers, see "- Interests of Certain Persons in the Merger."

OPINION OF FINANCIAL ADVISOR


   Robinson-Humphrey has acted as financial advisor to the Board of Directors of TFN in connection with the Merger and assisted the Board of Directors of TFN in negotiations with respect to the Merger. Robinson-Humphrey is a nationally recognized investment banking firm with extensive knowledge of the wholesale microcomputer distribution industry (having been involved in 12 public and private offerings and five merger and acquisition transactions in this industry in the past nine years and in 120 public and private offerings and 30 merger and acquisition transactions in the technology field generally in the past 15 years), and has extensive experience in evaluating transactions such as those contemplated by the Merger Agreement. As part of its investment banking business, Robinson-Humphrey is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. At the meeting of the TFN Special Committee and the TFN Board held on April 28, 1995, Robinson-Humphrey orally and in writing advised the TFN Board that as of such date, the Conversion Number was fair from a financial point of view to TFN Shareholders. On ------, 1995, Robinson-Humphrey delivered to the TFN Board another written opinion that as of such date, each of the Conversion Number and the Alternative Consideration was fair from a financial point of view to TFN Shareholders. Robinson-Humphrey's April 28, 1995 opinion was substantially similar (except that it did not address the fairness of the Alternative Consideration) to the ------, 1995 opinion, which is set forth as Annex B hereto and which is incorporated by reference herein. In this regard, the opinions, which were provided to the TFN Board in its evaluation of the Proposed Transaction, are directed only to each of the Conversion Number and the Alternative Consideration and do not constitute a recommendation to any TFN Shareholder as to how such shareholder should vote at the Special Meeting or as to any other matter.


   In arriving at its opinion dated ------, 1995, Robinson-Humphrey reviewed certain publicly available financial and other information concerning TFN and IE. Robinson-Humphrey also reviewed material prepared in connection with the Merger, including, among other things, the following: the Merger Agreement; this Proxy Statement/Prospectus and the Registration Statement of which it is a part; stock ownership profiles of TFN and IE; trading histories, operating results, and valuation multiples of TFN, IE and other companies that Robinson-Humphrey deemed comparable to TFN and/or IE; and recent merger transactions. Robinson-Humphrey also met with the management of each of IE and TFN to discuss the foregoing as well as other matters Robinson-Humphrey believed relevant to its inquiry, including current and future business prospects of IE and TFN.

   In arriving at such opinion, Robinson-Humphrey also took into account its assessment of general economic, market and financial conditions and its experience in similar transactions, as well as its experience in securities valuation and its knowledge of the wholesale microcomputer distribution industry generally.

   In conducting its review and arriving at such opinion, Robinson-Humphrey relied upon and assumed the accuracy and completeness of the financial and other information used by it in arriving at its opinion and has not assumed any responsibility for independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities, contingent or otherwise, of TFN nor has Robinson-Humphrey been furnished with any such appraisals. With respect to the financial forecasts of TFN and IE, Robinson-Humphrey assumed that they had been reasonably prepared by TFN and IE on bases reflecting the best currently available estimates and judgments of TFN's management and IE's management as to the future financial performance of their respective companies. Robinson-Humphrey's opinion is limited to the fairness, from a financial point of view, to the shareholders of TFN of the Conversion Number.


   In rendering such opinions with respect to the Conversion Number, Robinson-Humphrey assumed that the Merger will be consummated on the terms described in the Merger Agreement (including, without limitation, the tax-free status of the Merger), without any waiver of any of the terms or conditions by TFN. In rendering such opinion with respect to the Alternative Consideration, Robinson-Humphrey assumed that the Merger will be consummated on the terms described in the Merger Agreement (including, without limitation, the tax-free status of the Merger), without any waiver of any of the terms by TFN, except that the termination and override provisions of
Section 5.1(i) of the Merger Agreement shall become operative. Robinson-Humphrey's opinions were necessarily based upon conditions as they existed and could be evaluated on the dates of such opinions.

   In connection with rendering its fairness opinions to the TFN Board, Robinson-Humphrey performed a variety of financial analyses. However, the preparation of a fairness opinion involves determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and, therefore, such opinions are not readily susceptible to summary description. Moreover, the analyses performed by Robinson-Humphrey are not necessarily indicative of actual values or actual future results that might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. Additionally, Robinson-Humphrey's analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be sold. The foregoing is a summary of certain portions of Robinson-Humphrey's opinion dated the date of this Proxy Statement/Prospectus and is subject to, and qualified in its entirety by, the full text thereof set forth in Annex B hereto.

   THE FULL TEXT OF THE WRITTEN OPINION OF ROBINSON-HUMPHREY DATED      , 1995,
WHICH SETS FORTH ASSUMPTIONS MADE, FACTORS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY ROBINSON-HUMPHREY, IS ATTACHED TO AND MADE PART OF THIS PROXY STATEMENT/PROSPECTUS AS ANNEX B. TFN SHAREHOLDERS ARE URGED TO READ
SUCH OPINION CAREFULLY AND IN ITS ENTIRETY.

   Valuation Methodologies. In connection with its opinion on the transaction and delivery of that opinion to the TFN Board on April 28, 1995, Robinson-Humphrey performed a number of detailed valuation analyses with respect to TFN, which included principally the three following analyses: (i) a comparable company trading and valuation analysis; (ii) an analysis of comparable prices, premiums, and terms of recent transactions involving distribution companies; and (iii) a discounted cash flow analysis. The valuation methods discussed in this summary are substantially the same as those Robinson-Humphrey used in connection with its written opinion dated _____________, 1995.

   Comparable Company Analysis. In performing its comparable company analysis Robinson-Humphrey analyzed the trading of TFN Common Stock relating to a peer group of 17 other publicly traded microcomputer resellers and distributors. The information that was considered and compared included market price to latest twelve months ("LTM") earnings, market price to estimated calendar 1995 earnings and market price to estimated calendar 1996 earnings. The peer group multiples for LTM, 1995 and 1996 earnings were approximately 9.4x, 8.9x, and 6.9x, respectively. TFN's earnings multiples at a price of $6.59 (the Conversion Number multiplied by the previous day closing price of IE Common Stock) for those same time periods equal NMx (a negative multiple), 9.5x and 8.1x, respectively. Overall, Robinson-Humphrey viewed the results of its comparable company analysis as supporting its conclusion as to financial fariness as expressed in its opinion.

   Comparable Transaction Analysis. Robinson-Humphrey performed an analysis of various multiples and premiums paid for selected distribution company transactions in the most recent five years for which financial information was available. The 11 comparable transactions considered yielded median firm value (defined as market capitalization of equity plus debt minus cash) multiples to LTM revenues, EBITDA (earnings before interest, tax, depreciation and amortization), and operating income of .30x revenues, 7.9x EBITDA and 10.6x operating income versus value multiples (assuming an implied merger price of $6.59) for the Merger of .13x revenues, 12.8x EBITDA and 41.1x operating income. The 11 comparable transactions also yielded LTM price to earnings and price to book ratios of 15.1x earnings and 2.3x book value. Value multiples from the Merger (assuming an implied merger price of $6.59) equal a negative price to earnings ratio due to a net loss and 1.5x book value. For the purposes of this analysis, EBITDA, operating income and net income measures for TFN have been adjusted to remove the effect of certain non-recurring items (which constitute the restructuring charge, the goodwill impairment charge and the gain on the sale of the five branches to IE in December 1994). Median premiums paid over stock prices prior to transaction announcements ranged from 33% to 50% for comparable transactions versus no premium to 20% for selected time periods examined for TFN's Common Stock. Of these valuation measures, Robinson-Humphrey considered income related multiples to be more indicative of value than either revenues or book value benchmarks which give no consideration to profit margins. Overall, Robinson-Humphrey viewed the results of its comparable transaction analysis as supporting its conclusion as to financial fairness as expressed in its opinion.

   Discounted Cash Flow Analysis. Using a discounted cash flow analysis, Robinson-Humphrey estimated the present value of the future stream of after-tax cash flows that TFN could produce through 1999, under various circumstances, assuming that TFN performed in accordance with earnings projections of management for that time period. Robinson-Humphrey estimated the terminal value for TFN at the end of the forecast period by applying operating earnings multiples ranging from 4.0x to 6.0x and then discounting the cash flow streams and terminal value using discount rates from 14% to 16%. These discount rates were chosen to reflect different assumptions regarding the required rates of return of TFN and the inherent risk surrounding long-term forecasts. This discounted cash flow analysis indicated a midpoint equity value of approximately $4.50 per share. Overall, Robinson-Humphrey viewed the results of its discounted cash flow analysis as supporting its conclusion as to financial fariness as expressed in its opinion.
                                      24

   No company or transaction used in the comparable transaction or comparable company analyses is identical to TFN. Accordingly, an analysis of the foregoing necessarily involves complex considerations and judgments, as well as other factors that affect the transaction value or trading value of any enterprise to which TFN is being compared. Furthermore, in arriving at its opinions, Robinson-Humphrey did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Robinson-Humphrey believes that its analyses must be considered as a whole and that considering any portions of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the opinions.

   In connection with its opinion dated __________, 1995, Robinson-Humphrey confirmed the appropriateness of its reliance on the analyses used to render its opinion as of April 28, 1995 by reviewing the assumptions on which such analyses were based and the factors considered therewith.

   As indicated above, Robinson-Humphrey's written opinion is dated ________, 1995 and is based solely upon the information available to it and the economic, market and other circumstances as they existed as of such date. Events occurring after that date could materially affect the assumptions and conclusions contained in Robinson-Humphrey's opinion. Robinson-Humphrey will not undertake action to reaffirm or revise its opinion or otherwise comment on any events occurring after the date hereof.

   Compensation of Robinson-Humphrey. TFN retained Robinson-Humphrey pursuant to an agreement dated May 27, 1994 as amended as of December 21, 1994 and June 7, 1995. Robinson-Humphrey was chosen as TFN's financial advisor because of its knowledge of TFN and the wholesale microcomputer distribution industry. TFN did not consider or interview any other financial advisor candidates to advise the TFN Board in connection with the proposed Merger. Pursuant to such engagement, TFN paid Robinson-Humphrey a $50,000 retainer fee and will pay to Robinson-Humphrey a fee equal to 0.875% of the principal amount of total consideration paid up to $100 million plus 1.5% of the total consideration paid over $100 million for TFN (as defined in the Merger Agreement). Based on an approximate transaction size of $89 million (which includes the market value of the outstanding TFN Common Stock, which will be converted in the Merger, as well as the amount of TFN's bank debt to be repaid in connection with the Merger), Robinson-Humphrey will be entitled to a fee at closing of approximately $779,000. Of the total fee, $175,000 was due upon delivery of the April 28, 1995 opinion to the TFN Board without regard to whether TFN's shareholders adopt the Merger and $50,000 was paid as a retainer as set forth above. The remainder of the fee is conditioned upon, and payable at, the closing of the Merger. TFN has also agreed to indemnify and hold harmless Robinson-Humphrey and its officers and employees against certain liabilities in connection with its services under the engagement, except for liabilities resulting from gross negligence of Robinson-Humphrey.


   Robinson-Humphrey has performed various investment banking services for TFN in the past and has received fees for rendering such service. Additionally, in the past Robinson-Humphrey has performed various investment banking services for IE and has received fees for rendering such services, the most recent of which was a February 1991 offering of common stock for which Robinson-Humphrey served as a co-manager. In the ordinary course of business, Robinson-Humphrey and its affiliates may actively trade in the equity securities of TFN and the equity securities of IE for its account and the account of its customers and, therefore, may from time to time hold long or short positions in such securities. During the period from April 28, 1995 to July __, 1995, Robinson-Humphrey did not maintain any long, short or derivative positions in shares of TFN Common Stock for its own account. Except as set forth above, Robinson-Humphrey has not received any other fees from TFN or IE in the last two years.


INTERESTS OF CERTAIN PERSONS IN THE MERGER

   In considering the recommendation of the TFN Board and the TFN Special Committee with respect to the Merger Agreement, TFN's shareholders should be aware that certain members of TFN's Board and senior management have certain interests in the Merger that are in addition to the interests of shareholders of TFN generally, and which may be deemed to present them with potential conflicts of interest in connection with the Merger. The TFN Board and the TFN Special Committee were aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

   Employment Agreements. After the Merger Agreement was executed, IE and negotiated and entered into employment agreements with Terry L. Theye, TFN's Chairman of the Board and Chief Executive Officer, and Lewis E. Miller, TFN's President and Chief Operating Officer, which also amend their existing agreements with TFN. Prior to the execution of the Merger Agreement, the TFN Board and Special Committee were informed negotiations had not then commenced as to the terms of the new employment agreements. Under the new agreements, which will be effective as of the Effective Time of the Merger, Messrs. Theye and Miller have agreed that their employment agreements, as described below, shall not terminate upon the occurrence of the Merger and that each of them waives termination benefits resulting from the Merger to which he would otherwise be entitled under the employment agreements. These agreements with IE also provide that IE assume the obligations of the employment agreements which will remain in effect through December 31, 1996. In the event the Merger is not consummated, the agreement and amendment with IE will be of no effect, and the employment agreements with TFN, as described below, will remain in effect.

   As part of the agreements with Messrs. Theye and Miller, IE has agreed that as soon as practicable after the Merger it shall take such action as necessary to (i) cause the restrictions on the 35,000 shares of restricted TFN Common Stock Messrs. Theye and Miller were each granted under the terms of the stock option and stock incentive plans of TFN, which shares shall be converted to shares of IE Common Stock pursuant to the terms of the Merger, to be accelerated and such shares shall then be fully vested in Messrs. Theye and Miller; (ii) amend the options to purchase 160,000 and 95,000 shares of TFN Common Stock which Messrs. Theye and Miller, respectively, were granted under the terms of the stock option and stock incentive plans of TFN, which options shall be converted to options to purchase shares of IE Common Stock pursuant to the terms of the Merger, so that such options shall remain outstanding and exercisable and continue to vest throughout the full term thereof notwithstanding the termination of either of Mr. Theye's or Mr. Miller's employment, provided Messrs. Theye and Miller waive the loss of incentive stock option treatment, if any, applicable to such options; (iii) recommend to the Compensation and Stock Option Committee of IE's Board of Directors that Messrs. Theye and Miller be granted options to purchase 100,000 and 65,000 shares of IE Common Stock, respectively, under IE's 1995 Long-Term Incentive Plan, with an exercise price at the fair market value of the IE Common Stock on the grant date; (iv) cause incentive compensation to be paid to Messrs. Theye and Miller for the portion of 1995 which is prior to Effective Time of the Merger; and (v) institute a new plan or formula for incentive compensation for Messrs. Theye and Miller.

   IE has also agreed that as soon as practicable after the Merger it shall take such action as necessary to elect Mr. Theye as an executive officer of IE. Additionally, IE has agreed that the new employment agreements with Messrs. Theye and Miller shall not contain non-competition provisions which were provided in the original employment agreements with TFN and that their base salaries shall not be less than $343,700 and $245,100, respectively.

   The initial terms of the existing agreements with TFN expire on December 31, 1996, and the officers agree to serve as full-time employees during such term. These agreements provided for 1994 base salaries to Mr. Theye and Mr. Miller of no less than $287,850 and $213,300, respectively, and provide that salaries for 1995 and 1996 will at least equal 1994 salaries. The agreements also provide for annual cash bonuses of up to 90% and 80%, respectively, of base salary, based on the achievement of certain performance goals.

   These agreements also provide for severance or termination payments if Mr. Theye's or Mr. Miller's employment is terminated by TFN other than for cause, as defined in the agreements. In such event, the terminated officer is entitled to his then current annual base salary for the greater of either the remaining term of the agreement or two years and a pro-rata portion of any bonus which would have been paid for the year of termination. In addition, these agreements provide that, to the extent permitted by law, upon such termination, all stock options granted to the terminated officer prior to the date of termination will become fully vested and exercisable immediately, and any shares of restricted stock shall become fully vested. In the event of a change of control, as defined in the agreements, or if such vesting is not permitted by law or otherwise, the terminated officer shall receive cash equal to the excess of the then fair market value of the TFN's Common Stock over the exercise price of any option or, in the case of restricted stock, the then fair market value of the shares of restricted stock. Under the terms of these agreements, the Merger would constitute such a change of control and, as a result, the employment agreements would terminate, entitling Messrs. Theye and Miller to the termination benefits described above. See "Certain Information Concerning The Future Now -- Security Ownership of Certain Beneficial Owners and Management of the Future Now."

   Severance Agreements. Mr. Mooney, TFN's Vice President, Treasurer and Chief Financial Officer and Ms. Skoog, its Vice President, Secretary and General Counsel also have employment agreements with TFN. Although the compensation provisions of each are different from those of Mr. Theye and Mr. Miller, the agreements are otherwise substantially similar. Under the terms of these agreements, the Merger would constitute a change of control and, as a result, the employment agreements will terminate, entitling Mr. Mooney and Ms. Skoog to the termination benefits described above. As of the date of this Proxy Statement/Prospectus, Mr. Mooney's base salary was $175,000 and Ms. Skoog's was $149,000. Under the terms of their employment agreements, each of them will be paid such salary for two years after their employment terminates as a result of the Merger as well as a pro rata portion of any bonus paid to Messrs. Theye and Miller for the portion of 1995 prior to the Effective Time.


   Conversion of Options and Warrants. Pursuant to the Merger Agreement, options or warrants to purchase shares of TFN Common Stock will be converted in the Merger into options or warrants to purchase shares of IE Common Stock. With respect to options to purchase IE Common Stock granted upon the Merger in substitution for options to purchase TFN Common Stock held by directors of TFN and those employees of TFN whose employment with TFN or IE is terminated by IE or TFN within 180 days following the Closing Date, such options will remain outstanding and exercisable and continue to vest throughout their full term notwithstanding termination of the optionee's service as a director of, or employment with, TFN or IE, subject to the waiver of incentive stock option tax treatment by holders of incentive stock options. As of the date hereof, directors and executive officers of TFN own options or warrants to purchase a total of 395,100 shares of TFN Common Stock. Upon consummation of the Merger, assuming that the Conversion Number remains at 0.6588 and is not adjusted pursuant to the termination and termination override provisions discussed under "The Merger Agreement - Termination; Adjustment of Conversion Number," or for any other reason, such options and warrants will be converted into options and warrants to purchase a total of 260,292 shares of IE Common Stock.


   Indemnification and Insurance. The Merger Agreement provides that for a period of six years after the Effective Time, IE will indemnify the present and former directors, officers, employees and agents of TFN to the extent provided in TFN's Code of Regulations in effect on the date of the Merger Agreement and IE has agreed not to amend, reduce or limit rights of indemnity afforded to them or the ability of IE to indemnify them, subject to certain exceptions. In addition, the Merger Agreement provides that for a period of two years after the Effective Time, IE will use its best efforts to maintain director and officer liability insurance coverage providing the present and former directors and officers of TFN with coverage at least as favorable as, at IE's option, either (i) the policies in effect immediately prior to the Effective Time covering TFN's directors and officers or (ii) the policies covering IE's directors and officers from time to time.

   Benefit Plans of TFN. The Merger Agreement provides that for the remainder of the calendar year in which the Merger occurs, officers and employees of TFN and its subsidiaries who remain employees of the Surviving Corporation and its subsidiaries following the Merger will continue to be provided with employee benefits, including, without limitation, pension benefits, health and welfare benefits, life insurance and vacation, which are no less favorable in the aggregate than those which were provided to such officers and employees prior to the Merger. In the Merger Agreement, IE agreed to, and to cause its subsidiaries to, provide to officers and employees of TFN and its subsidiaries who become regular (full time) employees of IE or any of its subsidiaries (other than the Surviving Corporation and its subsidiaries) within such calendar year employee benefits, including, without limitation, pension benefits, health and welfare benefits, life insurance and vacation, which are no less favorable in the aggregate to those provided from time to time by IE and its subsidiaries to their similarly situated officers and employees or, if IE has no other employees in similar positions, which are no less favorable in the aggregate than those provided to such employees of TFN prior to the Merger.

DETERMINATION OF THE CONVERSION NUMBER

   If the Average Closing Price of IE Common Stock is greater than $11.00 or is less than $9.00, the Merger Agreement may be terminated by IE or TFN, respectively. If IE elects to terminate the Merger Agreement because the Average Closing Price is greater than $11.00, TFN has the right to override any such termination election by agreeing that the Conversion Number will be changed to the quotient that results from dividing $7.2468 by the Average Closing Price. It also is possible that the Average Closing Price would exceed $11 per share and
(i) IE would exercise its termination rights and TFN would elect not to proceed with the transaction and therefore would remain an independent company and TFN Shareholders would retain their shares of TFN Common Stock, or (ii) IE would not elect to exercise its termination rights, in which case each share of TFN Common Stock would be converted into 0.6588 shares of IE Common Stock having a value (based on the Average Closing Price) exceeding $7.2468 per share of TFN Common Stock. In no event will the value of the IE Common Stock received in the Merger (based on the Average Closing Price) be less than $7.2468 per share of TFN Common Stock if the Average Closing Price exceeds $11 per share of IE Common Stock and the Merger is consummated.

   If TFN elects to terminate the Merger Agreement because the Average Closing Price is less than $9.00, IE has the right to override any such termination election by agreeing that the Conversion Number will be changed to the quotient that results from dividing $5.9292 by the Average Closing Price of IE Common Stock. It also is possible that the Average Closing Price would be less than $9 per share and (i) TFN would exercise its termination rights and IE would elect not to proceed with the transaction and TFN therefore would remain an independent company and TFN Shareholders would retain their shares of TFN Common Stock, or (ii) TFN would not elect to exercise its termination rights, in which case each share of TFN Common Stock would be converted into 0.6588 shares of IE Common Stock having a value (based on the Average Closing Price) less than $5.9292 per share of TFN common stock.

   The effect of these alternatives is presented in the following table:

       Average                                     Conversion Number
    Closing Price           Party Action         (Value Per TFN Share)
 --------------------   --------------------   --------------------------
$9-11, inclusive       None permitted          0.6588 (value between $5.9292
                                               and $7.2468)

over $11               None taken by IE        0.6588 (value greater than
                                               $7.2468)

                       IE termination/        $7.2468 divided by
                       TFN override           Average Closing Price
                                              (value equals $7.2468)

                       IE termination/        Merger terminates
                       no TFN override

under $9               None taken             0.6588 (value below
                       by TFN                 $5.9292)

                       TFN termination/       $5.9292 divided by
                       IE override            Average Closing Price
                                              (value equals $5.9292)

                       TFN termination/       Merger terminates
                       no IE override


   For additional information about the potential consequences of TFN continuing to operate as an independent company, see "The Merger - Consequences to TFN if the Merger Is Not Approved."


   If these termination provisions and termination override provisions are exercised, the number of shares of IE Common Stock (based on the Average Closing Price of such shares) that holders of TFN Common Stock will receive in the Merger could be more or less than the number of shares of IE Common Stock such holders would receive absent such termination and termination override provisions and the pro forma financial information and comparative per share data presented in this Proxy Statement/ Prospectus would also be affected.

   For example, in the event TFN Shareholders adopt the Merger Agreement and thereby authorize the TFN Board to exercise its discretion whether to proceed with the Merger if the termination rights are exercised or exercisable, then if the Average Closing Price is $12.00 and IE elects to terminate the Merger Agreement, the TFN Board may elect not to override IE's termination of the Merger Agreement. TFN would then remain an independent company and, among other things, would have to renegotiate the Credit Agreement or obtain new financing. See "The Merger - Consequences to TFN if the Merger Is Not Approved." In the event the TFN Board elects to override IE's termination, the new Conversion Number would be 0.6039, which is calculated by dividing $7.2468 by the Average Closing Price of $12.00. TFN Shareholders would then receive 0.6039 shares of IE Common Stock for each share of TFN Common Stock. This would have the effect of maintaining the per share value of TFN Common Stock at the equivalent of $7.2468 in shares of IE Common Stock. If the Average Closing Price exceeds $11 per share and IE does not elect to exercise its termination rights, each share of TFN Common Stock would be converted into 0.6588 shares of IE Common Stock having a value (based on the Average Closing Price) exceeding $7.2468 per share of TFN Common Stock.

   If, for example, however, the Average Closing Price is $8.00, TFN's Board of Directors could elect to terminate the Merger Agreement. If IE did not elect to override this termination, TFN would then remain an independent company and, among other things, would have to renegotiate the Credit Agreement or obtain new financing. See "The Merger - Consequences to TFN if the Merger Is Not Approved." In the event IE elects to override TFN's termination, the new Conversion Number would be 0.7412, which is calculated by dividing $5.9292 by the Average Closing Price of $8.00. TFN Shareholders would then receive 0.7412 shares of IE Common Stock for each share of TFN Common Stock. This would have the effect of maintaining the per share value of TFN Common Stock at the equivalent of $5.9292 in shares of IE Common Stock. If the Average Closing Price is less than $9 per share and TFN does not exercise its termination rights, each share of TFN Common Stock would be converted into 0.6588 shares of IE Common Stock having a value (based on the Average Closing Price) less than $5.9292 per share of TFN Common Stock. See "Background, Recommendations of TFN's Board of Directors and Reasons for the Merger;" and "Management's Discussion and Analysis of Financial Condition and Results of Operations of The Future Now."

   As of the date of this Proxy Statement/Prospectus, the calculation of the Average Closing Price would yield a price above $11.00 and IE would have the right to terminate the Merger Agreement. In the event IE has, and exercises, its right to terminate the Merger Agreement because the actual Average Closing Price is above $11.00, the TFN Board would have the right to override the termination. If the TFN Board exercises its right to override IE's termination of the Merger Agreement, TFN shareholders would receive the equivalent of $7.2468 in shares of IE Common Stock. If the TFN Board does not override IE's termination, the Merger Agreement would terminate and TFN shareholders would continue to hold TFN Common Stock. In deciding whether or not to exercise its right to override IE's termination, the TFN Board will consider all circumstances it and its advisors deem relevant in deciding whether to exercise its override right. The TFN Board would also seek advice from its advisors, including Robinson-Humphrey, as well as review and reconsider the factors it originally considered in determining to proceed with the Merger. See "The Merger - Recommendations of TFN's Board of Directors and Reasons for the Merger." The TFN Board would also consider the risks to TFN and its shareholders of remaining an independent company. See "The Merger - Consequences to TFN if the Merger Is Not Approved."

   The TFN Board believes that, unless circumstances change significantly from those in place as of the date of this Proxy Statement/Prospectus, it would be in the best interests of TFN shareholders for the TFN Board to exercise its override right in such circumstances. The TFN Board bases this belief on (i) the factors considered by it in its deliberations preceding its determination to proceed with the Merger; (ii) the potential consequences of TFN continuing to operate as an independent company; and (iii) the advice and opinion of Robinson-Humphrey that a conversion number that results in TFN shareholders receiving the equivalent of $7.2468 in IE Common Stock is, as of the date of the opinion, fair from a financial point of view to TFN shareholders. In this determination, the TFN Board will analyze the totality of the circumstances and not assign relative degrees of importance to any specific factor. See "The Merger - Recommendations of TFN's Board of Directors and Reasons for the Merger"; "The Merger - Consequences to TFN if the Merger Is Not Approved"; and "The Merger - Opinion of Financial Advisor."

   In the event, however, that the Average Closing Price is below $9.00, TFN would have the right to terminate the Merger Agreement. If TFN has, and exercises, its right to terminate the Merger Agreement because the actual Average Closing Price is below $9.00, IE would have the right to override
TFN's termination. If IE exercised its right to override TFN's termination of the Merger, TFN shareholders would receive the equivalent of $5.9292 in shares of IE Common Stock. If IE does not override TFN's termination, the Merger Agreement would terminate and TFN shareholders would continue to hold TFN Common Stock. In deciding whether or not to exercise its right to terminate the Merger Agreement, the TFN Board will consider all circumstances it and its advisors deem relevant in deciding whether to exercise its termination right. The TFN Board would also seek advice from its advisors, including Robinson-Humphrey, as well as review and reconsider the factors it originally considered in determining to proceed with the Merger. In such an evaluation, the TFN

Board would consider that the opinion of Robinson-Humphrey does not address such a situation. See "The Merger -- Recommendations of TFN's Board of
Directors and Reasons for the Merger." The TFN Board would also consider the risks to TFN and its shareholders of remaining an independent company. See
"The Merger -- Consequences to TFN if the Merger Is Not Approved." The TFN
Board expects that it would exercise TFN's right to terminate the Merger Agreement if the Average Closing Price is less than $9.00 per share of IE
Common Stock unless (i) the TFN Board considered that there was a significant risk that IE would not override TFN's termination or (ii) it considered that the value of the .6588 shares of IE Common Stock that would be received by TFN shareholders in the Merger was greater than the value of the TFN Common Stock that would be retained by the TFN shareholders if the Merger Agreement was terminated and TFN remained an independent company. In this determination, the TFN Board will analyze the totality of the circumstances and not assign relative degrees of importance to any specific factor. See "The Merger -- Recommendations of TFN's Board of Directors and Reasons for the Merger"; and "The Merger -- Consequences to TFN if the Merger Is Not Approved.

ANTITRUST

   The Merger is subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules and regulations thereunder, which provide that certain transactions may not be consummated until required information and materials have been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the Federal Trade Commission (the "FTC") and certain waiting periods have expired or been terminated. On May 5, 1995, IE and TFN each filed the required information and materials with the Antitrust Division and the FTC, and the waiting period was terminated on May 12, 1995.

   The expiration of the HSR Act waiting period does not preclude the Antitrust Division or the FTC from challenging the Merger on antitrust grounds. Accordingly, at any time before or after the Effective Time, either the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the Merger.

FEDERAL SECURITIES LAW MATTERS

   The shares of IE Common Stock to be issued pursuant to the Merger Agreement have been registered under the Securities Act and will be freely transferable under the Securities Act, except for shares issued to any person who may be deemed to be an "Affiliate" (as such term is defined for purposes of Rule 145 under the Securities Act) of TFN or IE at the time of the TFN Special Meeting. Affiliates may not sell their shares of IE Common Stock acquired in connection with the Merger except pursuant to (i) an effective registration statement under the Securities Act covering the reoffer and resale such shares, (ii) paragraph (d) of Rule 145 in the case of persons who are Affiliates of TFN at the time of the Special Meeting, or (iii) any other applicable exemption under the Securities Act (such as Rule 144 under the Securities Act in the case of persons who are or become Affiliates of IE). Persons who may be deemed Affiliates of IE or TFN generally include individuals or entities that control, are controlled by, or are under common control with, IE or TFN, respectively and may include certain officers and directors, as well as principal shareholders of IE or TFN, respectively.

ACCOUNTING TREATMENT

   The Merger will be accounted for as a purchase in accordance with generally accepted accounting principles and applicable accounting rules of the Commission. Accordingly, the purchase price will be allocated to tangible and intangible assets purchased, as well as the liabilities assumed, based on their respective estimated fair values as of the date of the Merger. See "Pro Forma Combined Financial Information."

LISTING ON NASDAQ

   IE has agreed to use its best efforts to cause the shares of IE Common Stock issued pursuant to the Merger Agreement to be designated for inclusion in the Nasdaq National Market. The obligations of the parties to the Merger Agreement to consummate the Merger are subject to such designation. The process of effecting such designation is primarily ministerial in nature. See "The Merger Agreement - Conditions to the Merger."

CONSEQUENCES TO TFN IF THE MERGER IS NOT APPROVED

   In the event the Merger is not approved by TFN Shareholders, TFN would remain an independent company. TFN would continue to face the competitive environment and its own uncertain future prospects described in the "Background, Recommendations of TFN's Board of Directors and Reasons for the Merger" section of this Proxy Statement/Prospectus. TFN would immediately seek an additional extension of the current waiver under the Credit Agreement. TFN would also promptly commence negotiations concerning alternate financing with the current group of Lenders as well as additional potential lenders. TFN believes it may be able to arrange at most a one year financing and believes it will be difficult to arrange such financing on terms which are as favorable as the ones under the Credit Agreement. TFN would also review with its advisors the possibility of a business combination, merger or acquisition with another party which TFN anticipates would be difficult for the reasons outlined in the section referenced above.
                                      30

                             THE MERGER AGREEMENT

GENERAL


   The terms of the Merger are contained in the Merger Agreement, a copy of which is attached as Annex A to this Proxy Statement/Prospectus and incorporated herein by reference. Statements in this Proxy Statement/Prospectus with respect to the terms of the Merger are qualified in their entirety by reference to the Merger Agreement. TFN Shareholders are urged to read the full text of the Merger Agreement. For a list of defined terms used below, see "Definitions" commencing on page 71.


   Under the Merger Agreement, if the Merger is approved by TFN Shareholders and becomes effective, Mergerco will merge with and into TFN, and TFN, as the Surviving Corporation in the Merger, will continue its corporate existence under the laws of Ohio under the name "The Future Now, Inc." The Surviving Corporation will be a wholly owned subsidiary of IE.

EFFECTIVE TIME OF MERGER


   The Effective Time of the Merger will be at the time of filing of a Certificate of Merger with the Secretary of State of the State of Ohio in accordance with applicable Ohio law or at such other time as may be set forth, by mutual agreement among IE, Mergerco and TFN, in the Certificate of Merger. It is presently anticipated that the filing of the Certificate of Merger will be made as soon as practicable after the conclusion of the Special Meeting. Such filing will be made, however, only upon satisfaction or waiver, where permissible, of the conditions set forth in the Merger Agreement. See "The Merger Agreement - Conditions to the Merger."


CONVERSION OF STOCK

   At the Effective Time, each outstanding share of TFN Common Stock (other than Excluded Shares and Dissenting Shares) automatically will be converted into the Merger Consideration. In the event that prior to the Effective Time the outstanding shares of IE Common Stock shall have been increased, decreased or changed into or exchanged for a different number or kind of shares or securities by reorganization, recapitalization, reclassification, stock dividend, stock split or other like changes in IE's capitalization, all without IE receiving adequate consideration therefor, then an appropriate and proportionate adjustment will be made in the Conversion Number and in the number and kind of shares of IE Common Stock to be thereafter delivered pursuant to the Merger Agreement.


   As described in "Termination; Adjustment of Conversion Number," IE has the right to terminate the Merger Agreement the Average Closing Price exceeds $11.00. TFN, however, may override any such termination by agreeing to reduce the Conversion Number to a number equal to $7.2468 divided by the Average Closing Price. Such an adjustment to the Conversion Number would have the effect of maintaining the per share value of TFN Common Stock at the equivalent of $7.2468 in shares of IE Common Stock. Similarly, if the Average Closing Price is less than $9.00 and TFN exercises its right to terminate the Merger Agreement as a result thereof, IE may override such termination by agreeing to raise the Conversion Number to a number equal to $5.9292 divided by the Average Closing Price. Such an adjustment to the Conversion Number would have the effect of maintaining the per share value of TFN Common Stock at the equivalent of $5.9292 in shares of IE Common Stock. It is possible that the Conversion Number will not be adjusted if the Average Closing Price is less than $9 or more than $11 or that the Merger might not proceed under those circumstances, each with differing consequences to TFN shareholders. For additional information, see "The Merger - Determination of the Conversion Number."


   Holders of shares of TFN Common Stock have the right under Section 1701.84 of the ORC to dissent from the Merger and obtain an appraisal of the fair value of such shares pursuant to Section 1701.85 of the ORC if the Merger is consummated. See "Rights of Dissenting Shareholders."


   At the Effective Time, each option and warrant granted by TFN to purchase shares of TFN Common Stock, which is outstanding and unexercised immediately prior thereto, will be converted into an option or warrant (as applicable) to purchase shares of IE Common Stock on the same terms and conditions as are in effect immediately prior to the Merger, except as described under "The Merger
- Interests of Certain Persons in the Merger - Conversion of Options and Warrants."

PAYMENT FOR TFN COMMON STOCK; EXCHANGE OF STOCK CERTIFICATES

   In order to receive the Merger Consideration, each holder of certificates (each, a "Certificate") representing shares of TFN Common Stock prior to the Effective Time will be required to surrender his or her Certificate or Certificates, together with a duly executed and properly completed letter of transmittal and any other required documents, to Mellon Bank, N.A., which has been appointed by IE as its exchange agent for the Merger (the "Exchange Agent"). The Exchange Agent will provide each holder of a Certificate with the requisite forms of the letter of transmittal and other documents referred to above, together with instructions for their use. Upon receipt of such Certificate or Certificates, together with a duly executed and properly completed letter of transmittal and any other required documents from a holder of TFN Common Stock, the Exchange Agent will arrange for the issuance and delivery to the person or persons entitled thereto of a certificate or certificates representing that number of whole shares of IE Common Stock equal to the Conversion Number multiplied by the number of shares of TFN Common Stock represented by the surrendered Certificate or Certificates.

   Shares of IE Common Stock will be issued only in whole shares. Former holders of shares of TFN Common Stock will not be entitled to receive fractions of shares of IE Common Stock ("Fractional Shares") but, instead, will be entitled to receive promptly from the Exchange Agent a cash payment in lieu of Fractional Shares in an amount equal to the Average Closing Price multiplied by the Fractional Share in question.

   No dividends or other distributions that are otherwise payable on the shares of IE Common Stock issued in connection with the Merger will be paid to the holder of any unsurrendered Certificate until such Certificate is properly surrendered to the Exchange Agent. However, upon the proper surrender of such Certificate to the Exchange Agent (i) there shall be paid to the person in whose name the shares of IE Common Stock constituting Merger Consideration are issued the amount of any dividends that shall have become payable with respect to such shares of IE Common Stock between the Effective Time of the Merger and the time of such surrender and (ii) at the appropriate payment date or as soon thereafter as practicable, there shall be paid to such person the amount of any dividends on such shares of IE Common Stock that shall have a record or due date prior to such surrender and a payment date after such surrender, subject to any applicable escheat laws or unclaimed property laws. On proper surrender of a Certificate, no interest shall be payable with respect to the payment of such dividends and no interest shall be payable with respect to the amount of any cash payable in lieu of a Fractional Share of IE Common Stock.

   If the Merger Consideration is to be paid to a person other than the registered holder of the Certificate or Certificates surrendered, it is a condition of such issuance that the Certificate or Certificates so surrendered be properly endorsed or otherwise be in proper form for transfer and that the person requesting such payment or issuance either pay to the Exchange Agent any transfer taxes required by reason of the issuance to a person other than the registered owner of the Certificate or Certificates surrendered, or shall establish to the satisfaction of IE that such tax has been paid or is not applicable.

   TFN SHAREHOLDERS SHOULD NOT SEND ANY CERTIFICATES WITH THE ENCLOSED PROXY
CARD.

ARTICLES OF INCORPORATION, CODE OF REGULATIONS, OFFICERS AND DIRECTORS

   The Merger Agreement provides that, at the Effective Time, the Articles of Incorporation and Code of Regulations of TFN, each as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation and Code of Regulations of the Surviving Corporation. The Merger Agreement also provides that the directors of Mergerco at the Effective Time shall be the directors of the Surviving Corporation and shall serve until their respective successors are duly elected or appointed and qualify in the manner provided in the Articles of Incorporation and Code of Regulations of the Surviving Corporation. Pursuant to the Merger Agreement, prior to the Effective Time, IE will designate the persons to serve as officers of the Surviving Corporation until their respective successors are duly elected or appointed and qualify in the manner provided in the Articles of Incorporation and Code of Regulations of the Surviving Corporation.

CONDITIONS TO THE MERGER

   The obligations of each of IE, Mergerco and TFN to consummate the Merger are subject to fulfillment of the following conditions at or prior to the Effective Time: (i) the Merger Agreement shall have been adopted by the Required Shareholder Vote; (ii) the Registration Statement shall have become effective under the Securities Act and no stop order suspending such effectiveness shall have been issued and remain in effect; (iii) all filings required to be made prior to the Effective Time shall have been made and all authorizations, consents, orders or approvals of, and all expirations of waiting periods imposed by, any governmental entity (collectively, the "Consents") which are necessary for the consummation of the Merger shall have been obtained or shall have occurred and shall remain in effect at the Effective Time; (iv) no preliminary or permanent injunction or other order shall have been issued by any court or governmental entity which prohibits consummation of the Merger; (v) no statute, rule, regulation, executive order, decree or order of any kind shall have been enacted, entered, promulgated or enforced by any court or governmental authority which prohibits consummation of the Merger; (vi) the shares of IE Common Stock to be issued pursuant to the Merger Agreement shall have been designated for inclusion in the Nasdaq National Market; (vii) there shall not have been any action taken, or any statute, rule, regulation, judgment, order or injunction promulgated, enacted or entered by any state, federal or foreign government or governmental entity or by any court, domestic or foreign, that would (x) require the divestiture by IE, Mergerco or TFN or any of their respective subsidiaries of all or any material portion of the business, assets or property of any of them or impose any material limitation on the ability of any of them to conduct their business and own such assets and properties or
(y) impose any limitations on the ability of IE or Mergerco effectively to control in any material respect the business or operations of TFN or any of TFN's subsidiaries; and (viii) IE shall have received all state securities laws and "blue sky" permits and other authorizations necessary to consummate the transactions contemplated by the Merger Agreement.

   The obligation of TFN to effect the Merger is subject to satisfaction of the following additional conditions at or prior to the Effective Time (each of which may be waived by TFN): (i) IE and Mergerco shall have performed their agreements contained in the Merger Agreement in all material respects;
(ii) the representations and warranties of IE and Mergerco set forth in the Merger Agreement shall be true and correct in all material respects at and as of the Effective Time as if made at and as of such date, unless stated in the Merger Agreement to be true on and as of another date, in which case such representation and warranty shall have been true in all material respects on and as of such date; (iii) no change shall have occurred (and no condition, event or development shall have occurred involving a prospective change) in the Condition (as defined in the Merger Agreement) of IE which is or may be materially adverse to such Condition; (iv) TFN shall have received the opinion of Pepper, Hamilton & Scheetz concerning the matters identified in the Merger Agreement; and (v) TFN shall have received from IE's independent certified public accountants a "cold comfort" letter shortly prior to the Effective Time with respect to certain financial information of IE in substantially the form customarily issued by accountants in transactions comparable to the Merger.

   The obligations of IE and Mergerco to effect the Merger are subject to satisfaction of the following additional conditions at or prior to the Effective Time (each of which may be waived by IE and Mergerco): (i) TFN shall have performed its agreements contained in the Merger Agreement in all material respects; (ii) the representations and warranties of TFN shall be true and correct in all material respects at and as of the Effective Time as if made at and as of the Effective Time, unless stated in the Merger Agreement to be true on and as of another date, in which event such representation and warranty shall have been true in all material respects on and as of such date; (iii) no change shall have occurred (and no condition, event or development shall have occurred involving a prospective change) in the Condition of TFN or any of its subsidiaries which is or is reasonably likely to be materially adverse to such Condition; (iv) holders of not more than ten percent (10%) of the outstanding shares of TFN Common Stock entitled to relief as dissenting shareholders under the ORC shall have properly served a written demand upon TFN for the payment of the fair cash value of their shares of TFN Common Stock; (v) the amount of TFN's outstanding secured bank debt which IE may be required to discharge at the Effective Time shall not exceed $55,000,000; (vi) IE's shareholders shall have approved the Merger in the event that such approval is required under Pennsylvania corporate law or requirements of the Nasdaq National Market by virtue of the entry by IE into an agreement for a business combination with a third party; (vii) neither Terry L. Theye nor Lewis E. Miller shall have rescinded, terminated (other than on account of death or disability) or breached any agreement he might reach with IE regarding his employment with IE or the Surviving Corporation following the Merger; (viii) IE shall have received the opinion of Norma Skoog, Esquire concerning the matters identified in the Merger Agreement; and (ix) IE shall have received from TFN's independent certified public accountants a "cold comfort" letter shortly prior to the Effective Time with respect to certain financial information of TFN in substantially the form customarily issued by accountants in transactions comparable to the Merger.

   Additional conditions to the obligations of IE, Mergerco and TFN to consummate the Merger and satisfied prior to the date hereof, include: (i) delivery to TFN of an opinion from Arnold & Porter to the effect that the Merger, when consummated in accordance with the terms of the Merger Agreement, should constitute a reorganization within the meaning of Section 368(a)(1) of the Code and (ii) delivery to TFN of a fairness opinion, as of a date not more than five days prior to the date this Proxy Statement/Prospectus is mailed to TFN Shareholders, from Robinson-Humphrey. The two conditions described in this paragraph have been satisfied.

CERTAIN COVENANTS

   Covenants of TFN. In the Merger Agreement, TFN has agreed that, prior to the Effective Time, unless IE otherwise agrees, or as otherwise contemplated by the Merger Agreement, TFN and its subsidiaries will conduct their respective operations only in the ordinary course of business consistent with past practices and neither TFN nor any subsidiary thereof shall take certain actions not in the ordinary course of business, that might impact on their respective financial conditions or businesses. In addition, TFN has agreed that neither it nor any of its subsidiaries nor any of the respective officers, directors, employees, representatives, investment bankers, attorneys, accountants and other agents and affiliates (collectively, "Representatives") of TFN or any of its subsidiaries shall, prior to the Effective Time: subject to fiduciary duties of its Board of Directors under applicable law, directly or indirectly, take any action to encourage, solicit, initiate, discuss or negotiate with, or furnish any information to, or afford any access to the properties, books or records of TFN, to any person other than IE and its Representatives in connection with any possible or proposed merger, consolidation, business combination, liquidation, reorganization, sale or other disposition of a material amount of assets, acquisition of a material amount of assets or similar transaction involving TFN.


   Covenants of IE. In the Merger Agreement, IE agreed that promptly following completion of the Merger (and no later than the day on which the Effective Time occurs) it would either repay or purchase in full TFN's outstanding secured bank debt, together with accrued interest thereon, unless TFN's banks, at the request of IE, consent to the continuation of such debt following completion of the Merger. Certain other covenants of IE are described under "The Merger - Interests of Certain Persons in the Merger."


   Covenants of TFN, IE and Mergerco. In the Merger Agreement, each of TFN and IE agrees that, except as consented to by the other, prior to the Effective Time, it will not declare, pay or make any dividend or other distribution or payment with respect to, or split, redeem or reclassify, any shares of capital stock; provided that the foregoing restriction will not limit the ability of IE to pay a quarterly cash dividend of $0.10 on its outstanding shares of common stock.

TERMINATION; ADJUSTMENT OF CONVERSION NUMBER

   The Merger Agreement may be terminated notwithstanding the approval by TFN
Shareholders: (i) at any time prior to the Effective Time, by mutual consent of each of the respective parties to the Merger Agreement; (ii) by either IE or TFN if the Merger is not consummated on or before September 30, 1995 (or such later date as the parties may agree to in writing); provided that such date shall be extended to December 31, 1995 under limited circumstances; (iii) by IE or TFN if there has been a breach of a representation, warranty or covenant of the other party in the Merger Agreement or a failure of any condition to which the obligations of such party are subject, except as provided in the Merger Agreement; (iv) by TFN, if its shareholders do not adopt the Merger Agreement at the Special Meeting or by IE if IE enters into a business combination agreement with a third party which, under Pennsylvania corporate law or requirements of the Nasdaq National Market, would require IE to obtain shareholder approval of the Merger and the shareholders of IE do not approve the Merger at a shareholders' meeting convened by IE; (v) by IE or TFN if any court of competent jurisdiction in the United States or other United States governmental body shall issue an order, decree or ruling or take any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such order, decree or ruling or other action shall have become final and unappealable; (vi) by TFN in the event (1) of the acquisition, without the consent of TFN, by any person of beneficial ownership of 50% or more of the outstanding shares of IE Common Stock (as constituted prior to the Merger and computed on a fully diluted basis), (2) the Board of Directors of IE, without the consent of TFN, accepts or publicly recommends acceptance of an offer to acquire 50% or more of the outstanding shares of IE Common Stock (as constituted prior to the Merger and computed on a fully diluted basis) or of IE's consolidated assets or (3) IE, without the consent of TFN, executes an agreement for any transaction involving the issuance of a number of shares of IE Common Stock, or securities exchangeable therefor, that would increase the total number of shares of IE common stock issued and outstanding by at least 20% (as constituted prior to the Merger and computed on a fully diluted basis); (vii) by IE, if on or prior to September 30, 1995, TFN shall have consummated, or entered into an agreement providing for, a merger of TFN with, sale of all or a substantial part of the assets of TFN to (excluding sales of inventory in the ordinary course of business), or any other business combination involving TFN with, any person or entity, including any group of persons or entities; (viii) by IE, if the Average Closing Price exceeds $11.00, subject, however, to the right of TFN to override any such termination election by agreeing, by no later than 5:00 p.m. on the trading date preceding the Closing Date, that the Conversion Number will be changed to the quotient that results from dividing $7.2468 by the Average Closing Price; (ix) by TFN, if the Average Closing Price is less than $9.00, subject, however, to the right of IE to override any such termination election by TFN by agreeing in writing, by no later than 5:00 p.m. on the trading date preceding the Closing Date, that the Conversion Number will be changed to the quotient that results from dividing $5.9292 by the Average Closing Price; or (x) by IE, if TFN's secured bank lenders pursue legal remedies against TFN or any of its subsidiaries on account of a default under TFN's loan agreements with such banks. It is possible that the Conversion Number will not be adjusted if the Average Closing Price is less than $9 or more than $11 and that the Merger will not be terminated under those circumstances. See "The Merger - Determination of the Conversion Number."


   In the event that IE or TFN terminates the Merger Agreement on account of an intentional or willful breach of a representation, warranty or covenant by the other, then the terminating party shall have the right to pursue its legal and equitable remedies for breach of contract. In the event that IE or TFN terminates the Merger Agreement on account of a breach of a representation, warranty or covenant of the other which is not intentional or willful, then the terminating party shall have the right to recover its costs and expenses incurred in connection with the transactions contemplated by the Merger Agreement.

TERMINATION FEE

   If on or prior to September 30, 1995, TFN shall have consummated, or entered into an agreement providing for, a merger of TFN with, sale of all or a substantial part of the assets of TFN to (excluding sales of inventory in the ordinary course of business) or any other business combination involving TFN with, any person or entity, including any group of persons or entities (a "Company Combination Event"), and the Merger Agreement is terminated as a result thereof, TFN shall be obligated to pay IE an amount equal to $1,500,000 (the "Termination Fee"). If the Merger Agreement is terminated on account of the occurrence of a Company Combination Event, then payment of the Termination Fee shall be inclusive of all expenses incurred by IE and Mergerco in connection with the Merger Agreement and shall be the exclusive remedy of IE and Mergerco for any claim of liability against TFN arising out of such termination or the breach of the Merger Agreement resulting from the occurrence of a Company Combination Event. Subject to the foregoing, each party to the Merger Agreement will pay all costs and expenses incurred by it in connection with the transactions contemplated by the Merger Agreement, except that IE and TFN will each bear one-half of all printing costs.

CERTAIN OTHER PROVISIONS OF THE MERGER AGREEMENT

   The Merger Agreement provides that any provision of the Merger Agreement may be (i) waived by the party benefitted by the provision or by both parties by a writing executed by an executive officer or (ii) amended or modified at any time (including the structure of the transaction) by an agreement in writing between the parties thereto approved by their respective Boards of Directors, except that, after the vote by the TFN Shareholders at the Special Meeting, no such amendment or modification which by law requires further approval by shareholders may be made without further shareholder approval. Except as provided in the preceding sentence, any such waiver, amendment or modification can be made after the mailing of this Proxy Statement/Prospectus or approval of the Merger by TFN's shareholders without resoliciting such approval. TFN would consider whether to resolicit shareholder approval in light of the circumstances, but would not be required to do so.

   The Merger Agreement also provides that except to the extent legally required for the discharge by the TFN board of directors of its fiduciary duties, the TFN Board shall recommend that TFN Shareholders vote in favor of the Merger Agreement and adoption of the Merger Agreement.

                       PRO FORMA FINANCIAL INFORMATION

   The unaudited Pro Forma Combined Balance Sheet is based on the unaudited historical Balance Sheets of IE as of April 29, 1995 and TFN as of March 31, 1995, and gives effect to the Merger as if it had occurred on April 29, 1995, after giving effect to the pro forma adjustments described in the notes thereto.

   The unaudited Pro Forma Combined Statement of Operations for the year ended January 28, 1995 is based on the audited historical Statements of Operations for IE for the year ended January 28, 1995 and for TFN for the year ended December 31, 1994, and gives effect to the Merger as if it had occurred on January 30, 1994, after giving effect to the pro forma adjustments described in the notes thereto.

   The unaudited Pro Forma Combined Statement of Operations for the three months ended April 29, 1995 is based on the unaudited historical Statements of Operations for IE for the three months ended April 29, 1995 and for TFN for the three months ended March 31, 1995, and gives effect to the Merger as if it had occurred on January 29, 1995, after giving effect to the pro forma adjustments described in the notes thereto. The pro forma financial statements are presented for illustrative purposes only and are not necessarily indicative of the results which would have occurred had the Merger taken place on the dates indicated or which may occur in the future.

                       PRO FORMA COMBINED BALANCE SHEET
                                (IN THOUSANDS)
                                 (UNAUDITED)

                                                 Historical
                                         --------------------------
                                              IE            TFN                                        Pro
                                           April 29,     March 31,      Pro Forma Adjustments         Forma
                                                                      --------------------------   -----------
                                             1995          1995          Debit        Credit        Combined
                                          -----------   -----------    ----------   ------------   -----------
Assets
Current assets:
   Cash and cash equivalents ..........    $  69,299      $     --     $      --        $56,823a      $ 12,476
   Marketable securities available for
     sale  ............................        8,851            --                                       8,851
   Accounts receivable, net ...........       94,120       116,636                          106b       210,650
   Inventory ..........................      340,757        43,699                                     384,456
   Prepaid expenses and other current
     assets  ..........................        4,457         1,554                                       6,011
   Deferred income taxes ..............       11,684            --         1,575e                       13,259
                                          -----------   -----------                                -----------
     Total current assets  ............      529,168       161,889                                     635,703
Property and equipment  ...............       46,000        10,978                        3,000c        53,978
Intangible assets, primarily goodwill,
   net ................................       73,629        32,200        64,901g        32,200g       138,530
Investments in affiliates  ............       15,662            --                       14,870d           792
Other assets  .........................        8,468         6,454         4,925e                       19,847
                                          -----------   -----------                                -----------
     Total assets  ....................    $ 672,927      $211,521                                    $848,850
                                          ===========   ===========                                ===========

Liabilities and Shareholders' Equity
Current liabilities:
   Short-term debt ....................    $      --     $ 57,499         56,823a                     $    676
   Accounts payable ...................      465,174       100,956           106b                      566,024
   Accrued liabilities ................       37,713        17,688                        8,000c        63,401
                                          -----------   -----------                                -----------
     Total current liabilities  .......      502,887       176,143                                     630,101
                                          -----------   -----------                                -----------
Long-term debt  .......................           --           427                                         427
Other liabilities  ....................           --         2,158                                       2,158
Shareholders' equity:
   Common stock .......................          396        58,285        58,285f                          396
   Additional paid-in capital .........      221,713            --                                     221,713
   Treasury stock .....................     (105,677)           --                       46,124f       (59,553)
   Retained earnings (Accumulated
     deficit)  ........................       53,508       (25,492)                      25,492f        53,508
   Unrealized holding gain on
     securities and investments  ......          100            --                                         100
                                          -----------   -----------                                -----------
Total shareholders' equity  ...........      170,040        32,793                                     216,164
                                          -----------   -----------                                -----------
   Total liabilities and shareholders'
     equity  ..........................    $ 672,927      $211,521                                    $848,850
                                          ===========   ===========                                ===========


See notes to pro forma combined financial statements.

                  PRO FORMA COMBINED STATEMENT OF OPERATIONS
                     FOR THE YEAR ENDED JANUARY 28, 1995
                    (IN THOUSANDS, EXCEPT PER-SHARE DATA)
                                 (UNAUDITED)

                                                          Historical
                                               -------------------------------
                                                     IE              TFN
                                                 Year ended       Year ended
                                                 January 28,     December 31,      Pro Forma       Pro Forma
                                                    1995             1994         Adjustments      Combined
                                                -------------   --------------    -------------   ------------
                                                                                     Debit
                                                                                    (Credit)
Revenues  ...................................     $3,208,083         $795,736        $ 506,056 h    $3,497,763
Cost of goods sold  .........................      3,075,342          678,790         (506,056)h     3,248,076
                                                -------------   --------------                    ------------
   Gross profit .............................        132,741          116,946                          249,687
                                                -------------   --------------                    ------------
Operating expenses:
   Selling, general and administrative
     expenses  ..............................         96,193          115,869                          212,062
   Amortization of intangibles, primarily
     goodwill  ..............................          4,758            2,500              745 i         8,003
   Restructuring ............................             --           33,000                           33,000
   Goodwill impairment ......................             --            6,985                            6,985
     Total operating expenses  ..............        100,951          158,354                          260,050
Income (loss) from operations  ..............         31,790          (41,408)                         (10,363)
Other income (expense):
   Investment and other income, net .........          4,374               --            3,693 j           681
   Interest expense .........................         (1,238)          (8,319)          (6,762)j        (2,795)
   Gain on sale of branches to Intelligent
     Electronics  ...........................             --            2,472            2,472 k             0
                                                -------------   --------------                    ------------
Income (loss) before provision (benefit) for
   income taxes and equity in earnings (loss)
   of affiliate .............................         34,926          (47,255)                         (12,477)
Provision (benefit) for income taxes  .......         13,853           (2,267)         (10,657)l           929
                                                -------------   --------------                    ------------
Income (loss) before equity in earnings
   (loss) of affiliate ......................         21,073           (44,988)                        (13,406)
Equity in earnings (loss) of affiliate  .....        (13,013)               --          13,013 m             0
                                                -------------   --------------                    ------------
Net income (loss)  ..........................   $      8,060         $ (44,988)                    $   (13,406)
                                                =============   ==============                    ============
Net income (loss) per share  ................   $       0.23                                       $     (0.35)
                                                =============   ==============                    ============
Weighted average number of common shares and
   share equivalents outstanding:
   Primary and fully diluted ................         34,848                             3,449          38,297


See notes to pro forma combined financial statements.

                  PRO FORMA COMBINED STATEMENT OF OPERATIONS
                  FOR THE THREE MONTHS ENDED APRIL 29, 1995
                    (IN THOUSANDS, EXCEPT PER-SHARE DATA)
                                 (UNAUDITED)

                                                       Historical
                                            --------------------------------
                                                   IE              TFN
                                              Three Months     Three Months
                                                 ended            ended
                                               April 29,        March 31,        Pro Forma      Pro Forma
                                                  1995             1995         Adjustments      Combined
                                             --------------   --------------    -------------   -----------
                                                                                   Debit
                                                                                  (Credit)
Revenues  ................................        $827,439         $151,995         $ 93,831 h    $885,603
Cost of goods sold  ......................         789,764          125,024          (93,831)h     820,957
                                             --------------   --------------                    -----------
   Gross profit ..........................          37,675           26,971                         64,646
                                             --------------   --------------                    -----------
Operating expenses:
   Selling, general and administrative
     expenses  ...........................          26,818           25,236                         52,054
   Amortization of intangibles, primarily
     goodwill  ...........................           1,293              481              330 i       2,104
                                             --------------   --------------                    -----------
     Total operating expenses  ...........          28,111           25,717                         54,158
                                             --------------   --------------                    -----------
Income from operations  ..................           9,564            1,254                         10,488
Other income (expense):
   Investment and other income, net ......             498               --              498 j           0
   Interest expense ......................            (988)          (1,770)          (1,089)j      (1,669)
Income (loss) before provision for income
   taxes and equity in loss of affiliate .           9,074             (516)                         8,819
Provision for income taxes  ..............           3,938               50              163 l       4,151
                                             --------------   --------------                    -----------
Income (loss) before equity in loss of
   affiliate .............................           5,136             (566)                         4,668
Equity in loss of affiliate  .............            (246)              --              246 m           0
                                             --------------   --------------                    -----------
Net income (loss)  .......................        $  4,890        $    (566)                      $  4,668
                                             ==============   ==============                    ===========
Net income per share  ....................        $   0.16                                        $   0.13
                                             ==============   ==============                    ===========
Weighted average number of common shares
   and share equivalents outstanding:
   Primary and fully diluted .............          31,366                             3,449        34,815


See notes to pro forma combined financial statements.

               NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS
                                 (UNAUDITED)
                       NOTES TO PRO FORMA BALANCE SHEET

   (a) Represents the repayment of TFN's Secured Credit Agreement with certain banks.

   (b) Represents the elimination of receivables due to TFN from IE at April 29, 1995.

   (c) Reflects an adjustment to fair value for certain assets ($3,000) and the accrual of transaction and integration-related costs attributable to the Merger ($8,000).

   (d) Represents the elimination of IE's investment in TFN.

   (e) Reflects the purchase accounting recognition of a deferred tax asset related to net operating losses incurred by TFN.


   (f) Reflects the elimination of TFN's historical equity accounts and the issuance of shares of IE Common Stock based on the Conversion Number of
0.6588 (3,448,516 shares valued at $13.375 per share based on IE's closing market price on July 14, 1995). If the Average Closing Price of the IE Common Stock is greater than $11.00, IE elects to terminate the Merger Agreement and TFN overrides that termination election by agreeing that the Conversion Number will be changed to the quotient that results from dividing $7.2468 by the Average Closing Price, the Conversion Number will be less than 0.6588. For example, if the Average Closing Price were $13,375 and such termination and override rights were elected, the Conversion Number would be 0.5418 and 2,836,075 shares of IE Common Stock would be issued.


   (g) Reflects the elimination of TFN's historical goodwill and estimated goodwill resulting from the Merger as follows (in thousands):


Purchase price  ..........................................    $46,124
Existing investment  .....................................     14,870
Adjustments and transaction and integration-related costs      11,000
                                                             ----------
 Total  ..................................................     71,994
Less:  ...................................................
   Recognition of TFN NOL (e) ............................     (6,500)
   Book value of TFN's tangible assets ...................       (593)
                                                             ----------
Goodwill  ................................................    $64,901
                                                             ==========

                  NOTES TO PRO FORMA STATEMENT OF OPERATIONS

   (h) Represents the elimination of IE's sales to TFN.

   (i) Reflects the amortization of goodwill resulting from the Merger over a 20-year period, offset by the elimination of TFN's historical goodwill amortization.

   (j) Represents the foregone investment income on invested funds (4.7% for the year ended January 28, 1995 and the quarter ended April 29, 1995) and the reduction in interest expense (8.6% for the year ended January 28, 1995 and 10.1% for the quarter ended April 29, 1995) due to the repayment of TFN's Secured Credit Agreement, offset by additional interest expense for IE to finance the repayment.

   (k) Represents the elimination of TFN's reported profit resulting from the sale of certain branch locations on December 30, 1994 to IE.

   (l) Reflects the federal and state income tax effect (37% for the year ended January 28, 1995 and 38% for the quarter ended April 29, 1995) relating to the adjustments and the recognition of tax benefits relating to TFN's loss.

   (m) Represents the elimination of IE's equity interest in TFN's loss.

                  BUSINESS RELATIONSHIPS BETWEEN THE PARTIES

   TFN entered into a number of agreements with IE in connection with TFN's acquisition of IE's Company Center Division ("CCD") in July 1992. Under the terms of the merger agreement with CCD, IE acquired 1,638,377 shares of TFN Common Stock, or approximately 31% of the then outstanding TFN Common Stock plus a promissory note in the principal amount of $29,480,000. The amount of consideration paid by TFN to IE to acquire CCD was based upon the relative pro forma pre-tax earnings before interest, depreciation and amortization of CCD and TFN for their fiscal years ended October 31, 1991 and December 31, 1991, respectively, and upon the relative net tangible book values of CCD and TFN as of the closing date, and was the result of arms-length negotiations between the parties. The stock received by IE is restricted and, in general, is not available for public sale until registered. As part of the acquisition, TFN and IE entered into a number of agreements described below. With TFN's public offering in March, 1993 of additional shares of its Common Stock, IE's ownership percentage decreased to approximately 24%. In October, 1993, TFN sold an additional 681,447 shares of its Common Stock to IE. The price of these additional shares was based on the then market value of TFN's Common Stock, as reported on the Nasdaq National Market. After this transaction, IE owned approximately 31% of TFN's then outstanding Common Stock. These shares are also restricted and, in general, are not available for public sale until registered.

   Warrant. To prevent dilution of IE's percentage ownership of TFN's Common Stock, TFN granted to IE a Warrant to acquire up to 184,489 additional shares of Common Stock in the event that any shares of TFN's Common Stock are issued pursuant to the exercise of options or other warrants outstanding on or about the date of the CCD acquisition. The per share price to be paid by IE to TFN is payable in cash in an amount equal to the per share exercise price of such warrants or options. To date, IE has purchased 24,200 shares of TFN Common Stock under this Warrant.

   Registration Rights Agreement. Under this Agreement, IE has the right to make five demands that TFN register its shares of TFN Common Stock with the Commission as well as certain rights to participate in any registration by TFN of its Common Stock in connection with a sale to the public. TFN has agreed to incur certain of the costs and expenses attributable to such registration.

   Standstill Agreement. Under this Agreement, IE has generally agreed that, until July 2, 1997, it will not acquire, directly or indirectly, any Common Stock of TFN if, immediately thereafter, the percentage of TFN's voting securities then issued and outstanding and held by IE would be greater than 31.1%. Such an acquisition of additional shares is, however, permitted under certain circumstances such as with the prior consent of TFN or pursuant to the terms of the Warrant or in the event of a tender or exchange offer by a third party to acquire in excess of 31.1% of TFN's voting securities or by IE to acquire 100% of TFN's voting securities. The Standstill Agreement also provides that IE or its affiliates may not dispose of its shares of TFN's Common Stock unless the proposed transferee agrees to be bound by an agreement containing terms similar to the Standstill Agreement, except for
(i) the private placement of such securities to a third party or the distribution of such securities to IE's security holders, in each case only if such security holders will not hold more than 19% of TFN's voting securities; (ii) sales of TFN voting securities by IE covered by a registration statement effective under the Securities Act; and (iii) sales of TFN voting securities pursuant to Rule 144 or 144A under the Securities Act. The TFN Board has approved the Merger and, therefore, the provisions of the Standstill Agreement do not prohibit IE's acquisition of TFN Common Stock pursuant to the terms of the Merger.

   Designation Agreement. Under the Designation Agreement, IE may designate one person to serve on the Board of Directors of TFN and any executive committee of the Board. This right continues until the date on which IE has ceased to be the beneficial owner of at least 10% of the issued and outstanding shares of TFN Common Stock for a period of 30 consecutive days. TFN has agreed to reimburse IE for the reasonable expenses incurred by its designee in attending the meetings of the Board and its committees. Pursuant to this agreement, IE initially designated James M. Ciccarelli, an IE director. On August 6, 1992, TFN's Board of Directors expanded the size of the board to eight and elected Mr. Ciccarelli to TFN's Board of Directors. In early 1994, IE designated Gregory A. Pratt, IE's President and an IE director, to succeed Mr. Ciccarelli and he was elected to TFN's Board of Directors at its 1994 Annual Meeting. Mr. Pratt resigned from the Board in October 1994. IE has not designated a successor to Mr. Pratt.

   Restriction Agreement. IE has pledged all of the shares of the TFN Common Stock it owns and collaterally assigned the promissory note in the principal amount of $29,480,000 made by TFN in favor of IE to IBM Credit Corporation ("IBM Credit") in order to secure certain indebtedness of IE and its affiliates to IBM Credit. The promissory note was paid by TFN during 1992. In connection with the foregoing pledge, IBM Credit entered into a Restriction Agreement with TFN, as required by the terms of the Standstill Agreement between TFN and IE, which places certain restrictions on IBM Credit's ability to acquire additional shares of TFN's Common Stock and on IBM Credit's ability to transfer shares held by IBM Credit and its affiliates. As a result of IBM Credit's execution of the Restriction Agreement, IBM Credit may have rights under the Registration Rights Agreement between TFN and IE with respect to the pledged shares.

   Franchise Agreements. TFN is a party to Franchise Agreements with IE. Under the Franchise Agreements, TFN sells certain products approved for sale by IE. Although such products may generally be acquired from a manufacturer approved by IE, the Franchise Agreements require TFN to purchase certain products only from IE. All of the Franchise Agreements have 10 year terms expiring in December 2000 or September 2003, and are renewable by TFN for one additional 10 year term upon certain conditions. IE may terminate the Franchise Agreements immediately upon the occurrence of certain specified events, including TFN's insolvency, failure to make timely payments or other financial impairment, or upon 30 days' notice in the event of certain other defaults by TFN. The Franchise Agreements provide that TFN has the right to terminate the Franchise Agreements without cause upon 90 days' prior written notice to IE. In the event of such a termination, TFN is obligated to make a buy-out payment to IE equal to IE's gross profits (mark-ups of its costs from manufacturers) realized from its sales of products to TFN during the 12-month period immediately preceding termination. In no event will this buy-out payment be less than $1,000,000. Under this formula, if TFN had exercised its right to terminate the Franchise Agreements effective December 31, 1994, TFN believes that the total buy-out payment to IE would have been approximately $17 million. In the event of such a termination, TFN also has the right to pay IE an additional sum of $500,000 to be released from all non-competition covenants contained in the Franchise Agreements.

   TFN is the largest customer of IE. Product purchases from IE amounted to approximately $580 million in 1994. IE also serves as guarantor of up to $20,000,000 of the amounts owed by TFN to an inventory finance company.

   On December 30, 1994, TFN sold certain of its branch locations in five major metropolitan areas to IE for approximately $34.2 million in cash received on December 30, 1994 and $5.0 million received January 9, 1995. The branch locations which were sold serve the Boston, New York City, Los Angeles, San Francisco and Baltimore/Washington, D.C. metropolitan areas. The applicable asset purchase agreements (the "Agreements") provided for IE's purchase of all receivables arising from the operation of the branch locations (subject to TFN's right to receive collections on such receivables in excess of $23 million), approximately $6 million of inventories at the branch locations and fixed assets at the branch locations. In addition, IE assumed obligations to pay rentals under the leases of the branch locations accruing following December 30, 1994. In connection with the acquisition, TFN entered into a Management Agreement with IE pursuant to which TFN agreed to manage the branch locations for IE, using TFN employees. Under the Management Agreement, IE is responsible for paying direct expenses of the operation of the branch locations and $20,000 per branch per month on account of certain indirect expenses. The Management Agreement also provides for payment by IE to TFN of incentive compensation upon the achievement by the branch locations of certain earnings targets.

            CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

   The following represents the opinion of Arnold & Porter, counsel to TFN, attached as Annex E to this Proxy/Prospectus, as to the material federal income tax consequences of the Merger to TFN and its shareholders. This summary is not intended to be a complete description of the federal income tax consequences of the Merger. The federal income tax laws are complex, and each shareholder's individual circumstances may affect the tax consequences to the shareholder or may give rise to federal income tax issues that are not addressed herein. In addition, no information is provided with respect to the tax consequences of the Merger under applicable state, local and other tax laws. Consequently, each shareholder is urged to consult a tax adviser regarding the tax consequences of the Merger to such shareholder.

TAX OPINION

   TFN has received an opinion of Arnold & Porter that, subject to the qualifications and other matters set forth therein, the Merger will be treated as a reorganization within the meaning of Code Section 368(a), with the material federal income tax consequences set forth below.

   Arnold & Porter's opinion is based on laws, regulations, rulings and judicial decisions as they now exist, none of which squarely addresses every precise factual circumstance present in connection with the Merger but all of which, taken together, in Arnold & Porter's opinion provide a sufficient legal basis for its opinions described below. However, the possibility exists that Arnold & Porter's opinion as to the proper application of the law to the facts of the Merger would not be accepted by the Internal Revenue Service or would not prevail in court. In addition, the authorities upon which Arnold & Porter has relied are all subject to change and such change may be made with retroactive effect. Arnold & Porter can give no assurance that, after any such change, its opinion would not be different, and it has not undertaken any responsibility to update or supplement its opinion.

   Arnold & Porter's opinion is based on the understanding that the relevant facts are, and will be at the Effective Time, as set forth in its opinion set forth in Annex E. If this understanding is incorrect or incomplete in any respect, Arnold & Porter's opinion could be affected. Arnold & Porter's opinion is based on the facts set forth in its opinion. The understandings, assumptions and representations relied upon by Arnold & Porter in rendering its opinion are set forth in Annex E.

   Consummation of the Merger is conditioned upon Arnold & Porter's opinion not having been revoked as of the Effective Time.


CERTAIN CONSEQUENCES OF REORGANIZATION STATUS


   Provided that the Merger qualifies as such a reorganization within the meaning of Code Section 368(a), then, for federal income tax purposes: (i) no gain or loss would be recognized by any of TFN, Mergerco or IE as a result of the Merger; (ii) no gain or loss would be recognized by a holder of TFN Common Stock upon the receipt of IE Common Stock in exchange for TFN Common Stock in the Merger, except as discussed below with respect to cash received in lieu of a fractional share interest in IE Common Stock; (iii) the aggregate adjusted tax basis of the shares of IE Common Stock to be received by a holder of TFN Common Stock in the Merger would be the same as the aggregate adjusted tax basis in the shares of TFN Common Stock surrendered in exchange therefor; and (iv) the holding period of the shares of IE Common Stock to be received by the holders of TFN Common Stock in the Merger would include the holding period of the shares of TFN Common Stock surrendered in exchange therefor, provided that such shares of TFN Common Stock are held as capital assets at the Effective Time.


CONSEQUENCES OF RECEIPT OF CASH IN LIEU OF FRACTIONAL SHARES

   A holder of shares of TFN Common Stock who receives cash in the Merger in lieu of a fractional share interest in IE Common Stock will be treated for federal income tax purposes as having received cash in redemption of such fractional share interest. The receipt of such cash generally should result in capital gain or loss in an amount equal to the difference between the amount of cash received and the portion of such shareholder's adjusted tax basis in the shares of TFN Common Stock allocable to the fractional share interest. Such capital gain or loss will be long-term capital gain or loss if the holder holds the shares as capital assets and the holding period for the fractional shares of IE Common Stock deemed to be received and then redeemed is more than one year.

CASH RECEIVED BY HOLDERS OF TFN COMMON STOCK WHO DISSENT

   A holder of shares of TFN Common Stock who perfects dissenters' rights under the laws of the State of Ohio and who receives cash payment of the fair value of his shares of TFN Common Stock will be treated as having received such payment in redemption of such shares. Such redemption will be subject to the conditions and limitations of Code Section 302, including the attribution rules of Code Section 318. In general, if the shares of TFN Common Stock are held by the holder as a capital asset at the Effective Time, a dissenting holder will recognize capital gain or loss measured by the difference between the amount of cash received by such holder and the basis for such shares. If, however, such holder owns, either actually or constructively, any other TFN Common Stock or IE Common Stock, the payment made to such holder could be treated as dividend income. In general, under the constructive ownership rules of the Code, a holder may be considered to own stock that is owned, and in some cases constructively owned, by certain related individuals or entities, as well as stock that such holder (or related individuals or entities) has the right to acquire by exercising an option or converting a convertible security. Each holder of TFN Common Stock who contemplates exercising his dissenters' rights should consult his own tax advisor as to the possibility that the payment to him will be treated as dividend income.

                      RIGHTS OF DISSENTING SHAREHOLDERS

   Section 1701.84 of the ORC provides that any holder of TFN Common Stock (a "shareholder") who so desires is entitled to relief as a dissenting shareholder ("Dissenting Shareholder") and as such may exercise dissenters' rights with respect to the Merger.

   The following is a summary of the principal steps a shareholder must take to perfect dissenters' rights under Section 1701.85 of the ORC. This summary does not purport to be complete and is qualified in its entirety by reference to Section 1701.85, a copy of which is contained herein as Annex C. Any shareholder contemplating the exercise of dissenters' rights is urged to review carefully such provisions and to consult an attorney, since dissenters' rights will be lost if the procedural requirements under Section 1701.85 are not fully and precisely satisfied. To perfect dissenters' rights with respect to any shares of TFN Common Stock so that they become Dissenting Shares as described in this Proxy Statement/Prospectus, a Dissenting Shareholder must satisfy each of the following conditions:

   1. No Vote in Favor of the Merger Agreement. TFN Common Stock ("Dissenter's Shares") held by the Dissenting Shareholder must not be voted at the Special Meeting in favor of the Merger Agreement. This requirement will be satisfied if a proxy is signed and returned with instructions to vote against the Merger or to abstain from such vote, if no proxy is returned and no vote is cast at the Special Meeting in favor of the Merger Agreement, or if the Dissenting Shareholder revokes a proxy and thereafter abstains from voting with respect to the Merger or votes against the Merger at the Special Meeting. A vote in favor of the Merger Agreement at the Special Meeting constitutes a waiver of dissenters' rights. A proxy that is returned signed but on which no voting preference is indicated will be voted in favor of the Merger Agreement and will constitute a waiver of dissenters' rights. A Dissenting Shareholder may revoke his proxy at any time before its exercise by filing with TFN an instrument revoking it or a duly executed proxy bearing a later date, or by attending and giving notice of the revocation of the proxy in open meeting (although attendance at the Special Meeting will not in and of itself constitute revocation of a proxy).

   2. Filing Written Demand. Not later than ten days after the taking of the vote on the Merger, a Dissenting Shareholder must deliver to TFN a written demand (the "Demand") for payment of the fair cash value of the Dissenter's Shares. The Demand should be delivered to TFN at 8044 Montgomery Road, Suite 601, Cincinnati, Ohio 45236, Attention: Secretary. It is recommended, although not required, that the Demand be sent by registered or certified mail, return receipt requested. Voting against the Merger will not itself constitute a Demand. TFN will not send any further notice to TFN Shareholders as to the date on which such ten-day period expires.

   The Demand must identify the name and address of the holder of record of the Dissenter's Shares, the number and class of Dissenter's Shares and the amount claimed as the fair cash value thereof. A beneficial owner must, in all cases, have the record holder submit the Demand in respect of the Dissenter's Shares. The Demand must be signed by the shareholder of record (or by the duly authorized representative of such shareholder) exactly as the shareholder's name appears on the shareholder records of TFN. A Demand with respect to shares owned jointly by more than one person must identify and be signed by all of the holders of record. Any person signing a Demand on behalf of a partnership or corporation or in any other representative capacity (such as an attorney-in-fact, executor, administrator, trustee or guardian) must indicate the nature of the representative capacity and, if requested, must furnish written proof of his capacity and his authority to sign the demand.

   Because only TFN Shareholders of record at the close of business on the Record Date may exercise dissenters' rights, any person who beneficially owns shares that are held of record by a broker, fiduciary, nominee, or other holder and who wishes to exercise dissenters' rights must instruct the record holder of the shares to satisfy the conditions outlined above. If a record holder does not satisfy, in a timely manner, all of the conditions outlined in this section, the dissenters' rights for all of the shares held by that shareholder will be lost.

   From the time the Demand is given until either the termination of the rights and obligations arising from such Demand or the purchase of the Dissenter's Shares related thereto by TFN, all rights accruing to the holder of the Dissenter's Shares, including voting and dividend or distribution rights, will be suspended. If any dividend or distribution is paid on TFN Common Stock, during the suspension, an amount equal to the dividend or distribution which would have been payable on the Dissenter's Shares, but for such suspension, shall be paid to the holder of record of the Dissenter's Shares as a credit upon the fair cash value of the Dissenter's Shares. If the right to receive the fair cash value is terminated otherwise than by the purchase of the Dissenter's Shares by TFN, all rights will be restored to the Dissenting Shareholder and any distribution that would have been made to the holder of record of the Dissenter's Shares, but for the suspension, will be made at the time of the termination.

   If TFN sends to a Dissenting Shareholder, at the address specified in the Demand, a request for the certificates representing the Dissenting Shares, the Dissenting Shareholder, within fifteen days from the date of sending such request, shall deliver to TFN the certificates requested. TFN will then endorse the certificates with a legend to the effect that a demand for the fair cash value of such shares has been made, and return such endorsed certificates to the Dissenting Shareholder. Failure on the part of the Dissenting Shareholder to deliver such certificates terminates his rights as a Dissenting Shareholder at the option of TFN, exercised by written notice to the Dissenting Shareholder within twenty days after the lapse of the fifteen-day period, unless a court, for good cause shown, otherwise directs.

   3. Petitions to be Filed in Court. Within three months after the service of the Demand, if TFN and the Dissenting Shareholder do not reach an agreement on the fair cash value of the Dissenter's Shares, the Dissenting Shareholder or TFN may file a complaint in the appropriate Court of Common Pleas in Hamilton County, Ohio (the "Common Pleas Court"), or join or be joined in an action similarly brought by another Dissenting Shareholder, for a judicial determination of the fair cash value of the Dissenter's Shares. TFN does not intend to file any complaint for a judicial determination of the fair cash value of any Dissenter's Shares.

   Upon motion of the complainant, the Common Pleas Court will hold a hearing to determine whether the Dissenting Shareholder is entitled to be paid the fair cash value of the Dissenter's Shares. If the Common Pleas Court finds that the Dissenting Shareholder is so entitled, it may appoint one or more appraisers to receive evidence and to recommend a decision on the amount of such value. The Common Pleas Court is required to make a finding as to the fair cash value of the Dissenter's Shares and to render a judgment against TFN for the payment thereof, with interest at such rate and from such date as the Common Pleas Court considers equitable. Costs of the proceedings, including reasonable compensation to the appraiser or appraisers to be fixed by the Common Pleas Court, are to be apportioned or assessed as the Common Pleas Court considers equitable. Payment of the fair cash value of the Dissenter's Shares is required to be made within 30 days after the date of final determination of such value or the effective time of the Merger, whichever is later, only upon surrender to TFN of the certificates representing the Dissenter's Shares for which payment is made.

   Fair cash value is the amount which a willing seller, under no compulsion to sell, would be willing to accept, and which a willing buyer, under no compulsion to purchase, would be willing to pay, but in no event may the fair cash value exceed the amount specified in the Demand. Because the Merger requires the approval of the TFN Shareholders, the fair cash value is to be determined as of the day prior to the day of the Special Meeting. In computing this value, any appreciation or depreciation in the market value of the Dissenter's Shares resulting from the Merger is excluded.

   The dissenters' rights of any Dissenting Shareholder will terminate if, among other things, (a) he has not complied with Section 1701.85 of the ORC (unless the Board of Directors of TFN waives compliance), (b) the Merger is abandoned or otherwise not carried out or such Dissenting Shareholder withdraws his Demand with the consent of the Board of Directors of TFN, or
(c) no agreement has been reached between TFN and the Dissenting Shareholder with respect to the fair cash value of the Dissenter's Shares and neither the Dissenting Shareholder nor TFN shall have timely filed or joined in a complaint in the Common Pleas Court. For a discussion of the tax consequences to a shareholder exercising dissenters' rights; see "Certain Federal Income Tax Consequences".

   If the holders of more than ten percent (10%) of the outstanding shares of TFN Common Stock perfect their rights as Dissenting Shareholders, the IE has the right to terminate the Merger Agreement.

   BECAUSE A PROXY CARD WHICH DOES NOT CONTAIN VOTING INSTRUCTIONS WILL, UNLESS REVOKED, BE VOTED IN FAVOR OF THE MERGER AGREEMENT, A TFN SHAREHOLDER WHO WISHES TO EXERCISE HIS DISSENTERS' RIGHTS MUST EITHER NOT SIGN AND RETURN HIS PROXY CARD OR, IF HE SIGNS AND RETURNS HIS PROXY CARD, VOTE AGAINST OR ABSTAIN FROM VOTING ON THE MERGER.

   COMPARISON OF RIGHTS OF HOLDERS OF TFN COMMON STOCK AND IE COMMON STOCK

INTRODUCTION

   IE is incorporated under the laws of the Commonwealth of Pennsylvania, and TFN is incorporated under the laws of the State of Ohio. TFN's shareholders, whose rights as shareholders are currently governed by Ohio law and TFN's Articles of Incorporation, as amended (the "TFN Articles"), and Code of Regulations (the "TFN Regulations"), will, upon the exchange of their shares of TFN Common Stock for shares of IE Common Stock pursuant to the Merger, become shareholders of IE, and their rights as such will be governed by Pennsylvania law, IE's Articles of Incorporation, as amended (the "IE Articles"), and the By-Laws of IE (the "IE By-Laws"). Certain differences between the rights of holders of IE Common Stock and the rights of holders of TFN Common Stock resulting from such differences in governing law and documents are summarized below.


   The following is a summary of the material differences in the rights of holders of IE Common Stock and the rights of holders of TFN Common Stock. The following summary does not purport to be a complete statement of the rights of IE shareholders under applicable Pennsylvania laws, the IE Articles and the IE By-Laws as compared with the rights of TFN Shareholders under applicable Ohio laws, the TFN Articles and the TFN Regulations, or a complete description of the specific provisions referred to herein. Certain provisions contained in the Pennsylvania laws may discourage certain transactions involving an actual or threatened change in control of IE. To the extent any of such provisions has such an effect, shareholders might be deprived of an opportunity to sell their shares of IE Common Stock at a premium above the market price.


CERTAIN VOTING RIGHTS

   Pennsylvania law generally requires approval of any merger, consolidation or sale of substantially all assets of a corporation at a meeting of shareholders by a vote of a majority of the votes cast by all shareholders entitled to vote thereon. While a certificate of incorporation of a Pennsylvania corporation may provide for a greater vote, the IE Articles do not so provide.

   Under Ohio law, unless otherwise provided in the corporation's articles of incorporation, mergers and other such matters require the approval of the holders of shares entitling such holders to exercise at least two-thirds of the voting power of the corporation. The articles of incorporation of an Ohio corporation may provide for a greater or lesser vote or a vote by separate classes of stock so long as the vote provided for is not less than a majority of the voting power of the corporation. The TFN Articles provide for the approval of such matters by the vote of the holders of a majority of the TFN Common Stock.

   If a proposed amendment to the articles of incorporation of a Pennsylvania corporation affects adversely the rights, preferences or powers of a class of stock or group of shareholders (including a class or group without voting rights) in certain specified matters, such amendment must also be approved by a majority of the votes cast by holders of that class of stock or group of shareholders. Unless otherwise provided by an Ohio corporation's articles of incorporation, Ohio law requires that, among certain other amendments, an amendment that would change the express terms of a class of shares without voting rights in any substantially prejudicial manner must be approved by the holders of two-thirds of such class. The TFN Articles provide for the approval of such matters by the vote of the holders of a majority of the TFN Common Stock.

   Both Ohio law and Pennsylvania law permit mergers without approval by shareholders under certain conditions. Under Pennsylvania law, approval is not required by the shareholders of a corporation for a plan of merger which does not alter the corporation's state of incorporation or any provision of its articles of incorporation or affect its outstanding shares, whether or not the corporation is the surviving corporation, if the plan of merger provides that the shareholders will hold a majority of the votes entitled to be cast in the election of directors, and each share held prior to the merger is exchanged for an identical share in the surviving corporation after the merger. Under Ohio law, approval is not required by the shareholders of the surviving corporation if, among other things, no charter amendment is involved and issuances of common stock and securities convertible into common stock to shareholders of the non-surviving corporation pursuant to the merger will result in an increase of the resulting shares possessing the voting power of that corporation in the election of directors by any amount less than 16 2/3%.

SPECIAL MEETINGS OF SHAREHOLDERS; SHAREHOLDER ACTION BY WRITTEN CONSENT

   Under Pennsylvania law, a special meeting of shareholders may be called by the Board of Directors, any officer or other person as may be provided in the by-laws. The IE By-laws provide that special meetings of shareholders may be called by the President, the Board of Directors or by shareholders entitled to cast at least 20% of the votes which all shareholders are entitled to cast at the meeting. Under Pennsylvania law, shareholders must generally be given at least 10 days prior written notice of any shareholders meeting for the purpose of considering certain fundamental changes and at least five days written notice prior to any shareholders meeting for any other purpose. The provision that a special meeting of shareholders may be called upon the request of shareholders entitled to cast at least 20% of the votes which all shareholders are entitled to cast at such meeting is generally not applicable to a corporation (a "registered corporation") having a class of securities registered under the Exchange Act or subject to the reporting obligations of
Section 13 of the Exchange Act, including IE. A special meeting of a registered corporation, including IE, may be called, however, by an interested shareholder (i.e., the beneficial owner of at least 20% of a corporation's outstanding voting shares) for the purpose of approving certain identified business combinations.

   Under Ohio law, a special meeting of shareholders may be called by the chairman of the board of directors, the president, the directors by action of a meeting, a majority of the directors acting without a meeting, persons owning 25% of the outstanding shares entitled to vote at such meeting (or a lesser or greater proportion as specified in the articles or regulations but not greater than 50%) or the person or persons authorized to do so by the articles of incorporation or the corporation's regulations. The TFN Regulations does not authorize any additional specified persons to call a meeting and allows shareholders holding at least 50% of all shares outstanding to call a special meeting. The TFN Regulations further provides that business transacted at any special meeting of shareholders shall be confined to the purpose stated in the notice for such special meeting.

AMENDMENT OF CORPORATE GOVERNING DOCUMENTS

   Pennsylvania law allows amendments of articles of incorporation if either the board of directors adopts a resolution setting forth the proposed amendment or shareholders entitled to cast at least 10% of the votes that all shareholders are entitled to cast thereon sign a petition setting forth the proposed amendment, and the company's shareholders thereafter approve such proposed amendment either at the next annual or special meeting called by the board for the purpose of approval of such amendment by the shareholders. At any such meeting, the proposed amendment generally must be approved by a majority of the votes cast by all shareholders entitled to vote thereon. The provision that amendments of the articles of incorporation may be proposed by shareholders entitled to cast at least 10% of the votes that all shareholders are entitled to cast thereon is generally not applicable to a registered corporation, including IE.

   Ohio law permits the adoption of amendments to articles of incorporation if such amendments are approved at a meeting held for such purpose by the holders of shares entitling them to exercise two-thirds of the voting power of the corporation, or such lesser, but not less than a majority, or greater vote as specified in the corporation's articles of incorporation. The TFN Articles require a majority vote for amendment.

   Under Pennsylvania law, the power to adopt, amend or repeal by-laws resides with the shareholders entitled to vote thereon, and with the directors if such power is conferred upon the board of directors by the by-laws, subject to the power of the shareholders to change any such action by the board of directors.

   Under Ohio law, regulations may be adopted, amended or repealed only by approval of the shareholders. They may be adopted or amended at a meeting of shareholders by the affirmative vote of the holders of shares entitling them to exercise a majority of the voting power on such proposal or by written consent signed by holders of shares entitling them to exercise two-thirds of the voting power on such proposed amendment (or such lesser, but not less than a majority, or greater vote as specified in the regulations). The TFN Regulations provide for a majority vote, or the written consent of all holders of TFN Common Stock, to amend the TFN Regulations.

SPECIAL SHAREHOLDER VOTING REQUIREMENTS

   Under the TFN Articles, TFN Shareholders must approve the issuance of TFN Common Stock or other securities in connection with any of the following: (i) the adoption of any stock option, stock award, or stock bonus plans or other special remuneration plans for directors, officers or key employees; (ii) actions resulting in a change in control of TFN; and (iii) the acquisition, direct or indirect, of a business, a company, tangible or intangible assets or property, or securities representing any such interests (a) from a director, officer, or substantial security holder of TFN, including its subsidiaries and affiliates, or from any company or party in which one of such persons has a direct or indirect interest; or (b) where the present or potential issue of TFN Common Stock of securities convertible into TFN Common Stock could result in an increase in the outstanding shares of TFN Common Stock of 25% or more.

   Under the IE Articles and the IE By-laws, each of the foregoing specified actions requires only the approval of IE's Board of Directors and does not require shareholder approval except as otherwise required by Pennsylvania law. Pennsylvania law does not require shareholder approval of any of the foregoing specified actions other than certain actions which would result in a change in control, as discussed under "Anti-Takeover Statutes" below.

BOARD-APPROVED PREFERRED STOCK

   Both Pennsylvania law and Ohio law permit a corporation's articles of incorporation or articles of incorporation, respectively, to allow the board of directors to issue, without shareholder approval, a series of preferred stock and to designate the powers, rights, preferences and privileges thereof and restrictions thereon (except that Ohio law does not permit the board of directors to fix the voting rights of any such series of preferred stock). The TFN Articles do not authorize any preferred stock. The IE Articles authorize preferred stock and grants power to the IE Board with respect to the issuance and terms of one or more series of such stock. See "Certain Information Concerning Intelligent Electronics - Description of Capital Stock."

LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

   Pennsylvania law and Ohio law have provisions and limitations regarding directors' liability and regarding indemnification by a corporation of its officers, directors and employees.

   A director of an Ohio corporation shall not be found to have violated his fiduciary duties to the corporation or its shareholders unless there is proof by clear and convincing evidence that the director has not acted in good faith, in a manner he reasonably believes to be in or not opposed to the best interests of the corporation, or with the care that an ordinarily prudent person in a like position would use under similar circumstances. In addition, under Ohio law a director is liable in damages for any action or failure to act as a director only if it is proved by clear and convincing evidence that such act or omission was undertaken either with deliberate intent to cause injury to the corporation or with reckless disregard for the best interests of the corporation, unless the corporation's articles or regulations make this provision inapplicable by specific reference. The TFN Articles do not make this provision inapplicable.

   Ohio law limits a director's liability for breaches of the fiduciary duties of care and loyalty. This standard does not apply, however, where the director has acted either outside his capacity as a director or with respect to certain dividends, distributions, purchases or redemptions of corporation shares or loans, in the case of a corporation that does not have actively traded shares, a change in control in which a majority of the shareholders receive a greater consideration for their shares than other shareholders. Ohio law further requires all expenses, including attorneys' fees, incurred by a director in defending any action, suit or proceeding (other than one asserting only liability for unlawful dividends, distributions or redemptions) to be paid by the corporation as they are incurred in advance of the final disposition of the action, suit or proceeding if it receives an undertaking from or on behalf of the director in which he agrees to repay such amounts if it is proved by clear and convincing evidence that his action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the corporation or undertaken with reckless disregard for the best interests of the corporation and if the director reasonably cooperates with the corporation concerning the action, suit or proceeding. These provisions are automatically applicable to an Ohio corporation unless the corporation opts out from its application. TFN has not opted out.

   The IE By-laws and the TFN Regulations require each company to indemnify current and former directors and officers, and permit each company to indemnify current and former employees and agent, to the fullest extent permitted by applicable state law.

   Under Pennsylvania law, a director, officer, employee or agent may, in general, be indemnified by the corporation if he has acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. No indemnification may be made under Pennsylvania law or the IE By-laws in any case where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness.

   Under Ohio law, a director, officer, employee or agent may, in general, be indemnified by the corporation if he has acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. No indemnification may be made under Ohio law or the TFN Regulations of any person from or for on account of conduct which is finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct, or in violation of applicable law.

   Pennsylvania law permits a Pennsylvania corporation to include a provision in its articles of incorporation, or a provision adopted by its shareholders in its by-laws, which eliminates or limits the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duties as a director. However, no such provision may eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) for any breach or failure to perform which constitutes self-dealing, willful misconduct or recklessness, (iii) pursuant to any criminal statute, or (iv) for the payment of taxes. The IE By-laws include such a provision.

CLASSIFICATION OF BOARD OF DIRECTORS

   Both Pennsylvania law and Ohio law permit, but do not require, the adoption of a "classified" board of directors with staggered terms under which a part of the board of directors is elected each year. Under Pennsylvania law, the maximum term of each class of directors is four years, while in Ohio, the maximum term for each class is three years. IE's Board of Directors is classified into three classes, with the members of each class standing for election each year on a staggered basis for three-year terms. The TFN Board is not classified, and all directors of TFN stand for election on an annual basis.

REMOVAL OF DIRECTORS

   In general, under both Pennsylvania law and Ohio law, any or all of the directors of a corporation may be removed by a vote of shareholders with or without cause, except that Pennsylvania law authorizes removal by the shareholders of a member of a classified board only for cause. Under Pennsylvania law, the vote of a majority of the votes cast with regard to the removal is required to remove a director, while under Ohio law, by the vote of the holders of a majority of the TFN Common Stock is required to remove a director. As IE's Board of Directors is classified, its directors may be removed by the shareholders only for cause.

DISSENTERS' RIGHTS

   Under Pennsylvania law, shareholders may perfect dissenters' rights with regard to corporate actions involving certain mergers, consolidations, the sale, lease or exchange of substantially all the assets of another corporation (under limited circumstances); or the elimination of cumulative voting. Under Ohio law, shareholders may only perfect appraisal rights with respect to corporate actions involving mergers or consolidations. However, under Pennsylvania law, dissenters' rights are generally denied when a corporation's shares are listed on a national securities exchange or held of record by more than 2,000 persons. Ohio law does not provide exclusions from dissenters' rights similar to those described above with respect to Pennsylvania law.

PAYMENT OF DIVIDENDS

   Under Pennsylvania law a corporation has the power, subject to restrictions in its By-Laws, to make distributions to its shareholders unless after giving effect thereto (i) the corporation would not be able to pay its debts as they become due in the usual course of business or (ii) the corporation's assets would be needed to satisfy superior preferential rights if the corporation were dissolved at the time of such distribution.

   Ohio law permits the payment of dividends out of paid-in, earned or other surplus; provided, that if a dividend is paid out of capital surplus, shareholders must be so notified.

REPURCHASE OF SHARES

   Under Ohio law, a corporation by act of its directors may repurchase shares only in certain specified instances, the most significant of which are when the articles authorize the redemption of such shares, when the articles in substance provide that the corporation shall have the right to repurchase, and when authorized by the shareholders at a meeting called for such purpose by the affirmative vote of the holders of two-thirds of the shares of each class or, if the articles so provide, by a greater or lesser proportion but not less than a majority. The TFN Articles provide for the approval of share repurchases by the vote of the holders of a majority of the TFN Common Stock. Ohio law permits the redemption of shares out of paid-in, earned or other surplus.

   Pennsylvania law vests discretion in the board of directors to authorize the repurchase of shares, subject to the same limitations as with respect to distributions to shareholders, as set forth above under "Payment of Dividends."

TENDER OFFER STATUTE

   The Ohio tender offer statute requires any person making a tender offer for a corporation incorporated in Ohio to comply with certain filing, disclosure and procedural requirements. Pennsylvania has no tender offer statute.

   The Ohio tender offer statute imposes certain filing and disclosure requirements. The disclosure requirements include a statement of any plans or proposals that the offeror, upon gaining control, may have to liquidate the subject company, sell its assets, effect a merger or consolidation of it, establish, terminate, convert, or amend employee benefit plans, close any plant or facility of the subject company or of any of its subsidiaries or affiliates, change or reduce the work force of the subject company or any of its subsidiaries or affiliates, or make any other major change in its business, corporate structure, management personnel, or policies of employment.

   Until the issue of constitutionality is decided by clearly controlling appellate court decisions or clarifying legislation is adopted, the enforceability of the Ohio statute as a protection against board-opposed takeover attempts is uncertain.

ANTI-TAKEOVER STATUTES

   Both Ohio and Pennsylvania have "anti-takeover" statutes which are designed to encourage potential acquirors of publicly traded corporations such as IE and TFN to obtain the consent and approval of the proposed target's board of directors prior to commencing a tender offer for, or otherwise acquiring a significant amount of, the target company's shares. This encouragement is accomplished by prohibiting or restricting acquirors from undertaking many post-acquisition financial restructuring alternatives. In addition, Ohio has a "Control Share Acquisition" statute which requires shareholder approval for the acquisition of voting power for certain ranges of stock ownership. TFN is seeking such shareholder approval at the Special Meeting with respect to the Merger. See "The Special Meeting -- Voting at the Special Meeting -- Ohio Control Share Acquisition Act."

   Pennsylvania law requires that mergers with or sales of assets to an interested shareholder (which includes a shareholder who is a party to the proposed transaction) be approved by a majority of voting shares outstanding other than those held by the interested shareholder, unless the transaction has been approved by a majority of the corporation's directors who are not affiliated with the interested shareholder or the transaction results in the payment to all other shareholders of an amount not less than the highest amount paid for shares by the interested shareholder. In addition, Pennsylvania law prohibits, subject to certain exceptions, a "business combination" (defined to include certain mergers, sales of assets, sales of 5% or more of outstanding stock, loans, recapitalizations or liquidations or dissolutions) between a registered corporation, such as IE, with a shareholder or group of shareholders beneficially owning more than 20% of the voting power of a public corporation (excluding certain shares) for a five-year period following the date on which the holder became an interested shareholder.

   Pennsylvania law contains several other anti-takeover provisions that do not apply to IE because the IE Articles have been amended to opt out of them.

ANTI-GREENMAIL STATUTE

   "Greenmail" is the practice whereby a corporation purchases the shares of a substantial minority shareholder at a premium to avoid the future potential takeover of the corporation by that minority shareholder. Ohio law contains an anti-greenmail statute which would cause the forfeiture of any premium received by the minority shareholder. Ohio law permits a corporation to opt out of the anti-greenmail statute, but TFN has not opted out.

ANTI-TAKEOVER EFFECT OF PENNSYLVANIA LAW AND THE IE ARTICLES AND THE IE
BY-LAWS

   The differences between Pennsylvania law and Ohio law described above, and the terms of the IE Articles and the IE By-Laws and the terms of the TFN Articles and the TFN Regulations may make the acquisition of IE by a person not approved by IE's Board of Directors more difficult than would be the case in absence of such provisions. As a result, takeover bids, which could involve the purchase of shares at a premium over market value, may be less likely to occur.

            CERTAIN INFORMATION CONCERNING INTELLIGENT ELECTRONICS
                                   BUSINESS

INTRODUCTION

   IE provides information technology products, services and solutions to network integrators (the "Network"), and to large and small corporate customers, educational institutions and governmental agencies. IE was founded in 1982 and is a Pennsylvania corporation. In March 1984, IE commenced the wholesale distribution of microcomputers. IE provides business solutions through innovative product management, sales demand generation programs and logistics services. As of April 29, 1995, the Network comprised more than 2,500 locations.

GENERAL

   IE's revenues are derived principally from the distribution of microcomputer systems, workstations, networking and telecommunications equipment and software. In addition, in December 1994, IE acquired certain assets of branch locations in five major-metropolitan cities from TFN to solidify its position in strategic corporate markets. These locations include Boston, New York City, Los Angeles, San Francisco and Baltimore/ Washington, D.C.


   IE provides distribution of microcomputers and related equipment to its customers through a business-to-business approach. Additionally, IE provides product selection, technical support, cost-efficient marketing programs and promotions, configuration and marketing opportunities. In the ordinary course of its business, IE seeks to price its products competitively in the marketplace. Such efforts, which IE believes are generally used by other companies in the industry, include regularly offering promotions and providing favorable pricing to certain customers based on volume purchasing. IE believes that it purchases the majority of the products distributed at the lowest published prices available and believes that its financial strength and purchasing power give it better access to constrained product lines. IE consequently passes on to its customers a portion of the discount which it receives from vendors. This pricing, together with IE's service offerings and ready access to expansive product inventories, generally enables its customers to purchase products from IE at better terms than they could obtain directly from vendors and to effectively compete in the marketplace.


   IE sells products and provides certain services to its Network members, who are charged varying fees based on different levels of services which they select. IE believes that its product pricing and its "services-for-fees" approach enhance the competitiveness of its Network and provide for an efficient allocation of support. In addition, IE provides and is continuing to develop programs to enhance the competitiveness of its Network, such as marketing assistance, programs designed to enhance channel sales, product promotion, pre-shipment configuration, technical support and new product evaluation. Programs designed for specific members of the Network include a nationwide advanced systems program operated under the name "Intelligent Systems Group", which targets end-users with a regional or national presence and focuses primarily on high-end or technically advanced products, the ISG National Service Network, which assists members of the Network in servicing multi-location, regional or national accounts, the Minority Technical Alliance, which assists certain Network members in obtaining business from end-users seeking to purchase from minority-owned businesses and the Business Technology Centers program, which assists Network members in positioning themselves in the small business market.

   IE also offers financing programs, under which, for a fee, it extends up to thirty days credit to qualified end-users and certain Network members who purchase selected products. Under one such program, IE, in partnership with Network members, provides products and extends credit directly to end-users who have been approved both by IE and the Network member. This program frees up the existing credit line of the Network member. Also, certain members of the Network are receiving credit in order to facilitate their ability to purchase certain products from IE and to allow IE to compete with competitors who offer such credit terms. As these programs become more established and marketed, it is anticipated that they will facilitate incremental sales and profits, contribute gross margin, increase selling, general and administrative expenses, and increase accounts receivable. IE may outsource some of the above financing programs which could slow the growth or reduce the level of accounts receivable.

   IE is currently upgrading its management information systems, as part of a project called IE 2000, including its financial accounting system, warehouse management systems, order-entry and purchasing systems and on-line customer access system. IE 2000 is designed to transform IE to a process-driven model in order to facilitate continued growth and provide greater operating efficiencies. IE's primary operations are Demand Generation (manages IE's relationships with customers and vendors) and Demand Fulfillment (manages the delivery of products). The upgrading of IE's processes and systems is expected to be completed by the end of fiscal 1996 and to cost up to $40 million, including costs of approximately $14 million through April 29, 1995.

   In addition to the Merger and the acquisitions referenced in Notes 2 and 3 of Notes to IE's Consolidated Financial Statements, IE periodically evaluates potential acquisitions in the microcomputer products industry. The completion of any such acquisition could involve the issuance of securities by IE, including IE Common Stock, which could have the effect of diluting the interests of IE's then-existing shareholders, or the incurrence of indebtedness by IE. As of the date of this Proxy Statement/Prospectus, IE has no definitive agreements or commitments for any material acquisition.


NETWORK STRUCTURE

   Franchise Agreements. Certain of the relationships between IE and its Network are governed by franchise agreements. The first franchise agreement was signed in August 1984, and provided for the operation of a business center pursuant to a system developed by IE under the tradename Todays Computers Business Centers ("TCBC"). At October 31, 1988, there were 175 centers in operation under the TCBC name. In December 1988, IE acquired Entre Computer Centers, Inc. ("Entre"), which consisted of 180 franchised customers and company-owned centers. In August 1989, IE acquired Connecting Point of America, Inc. ("CPA") which consisted of a network of 246 franchised customers.

   The franchise agreements provide for the operation of a business center and the sale of microcomputer systems and related products and services as well as other advanced technology products under IE's proprietary trademarks "Todays Computers Business Centers" and "TCBC," or "Entre Computer Centers" or "Connecting Point of America". These agreements generally have an initial term of 10 years which may be renewed for an additional 10 years and provide that the franchisee will have the right to operate a franchise at a specific location. The franchisees generally sell products approved for sale which may be purchased from IE. Some franchisees have agreed to purchase certain manufacturers' products only from IE. IE may terminate the franchise agreement, subject to termination requirements under state franchise laws, either upon the occurrence of certain specified events or upon 30 days' notice of certain defaults by the franchisee. Certain franchisees may terminate the agreement with or without cause, at any time upon 60 days' prior written notice to IE. Franchisees operating under TCBC or Entre marks are subject to certain restrictions against competition following termination.

   IE also sells products to various members of the Network who do not sign franchise agreements and, therefore, are not entitled to conduct business under any of IE's trademarks but are permitted to purchase certain products from IE at competitive prices and terms.

   In addition, members of the Network can participate in various supplemental programs offered by IE and obtain the right to use other proprietary service marks of IE including "Intelligent Systems Group" or "ISG," "Business Technology Centers" or "BTC," and "Minority Technical Alliance" or "MTA."

   During the fiscal years ended January 28, 1995, January 29, 1994 and January 30, 1993 and the three months ended April 29, 1995, TFN accounted for approximately 16%, 16%, 10% and 11%, respectively, of IE's revenues from continuing operations. See Note 4 to IE's Consolidated Financial Statements for the year ended January 28, 1995. IE is not dependent for a material part of its business upon any other member of the Network, and the loss of any other Network member would not have a material adverse effect on IE's financial condition.

PRODUCTS

   IE currently markets technology products consisting of microcomputer systems, workstations, networking and telecommunications equipment and software. IE's product acquisition staff selects products on the basis of overall quality, product image, technological capability, and business applications, as well as the pricing, discount, marketing and rebate programs offered by the manufacturer which enable IE, and in turn the Network, to benefit from quantity purchasing economies. IE currently distributes products of approximately 100 vendors, principally COMPAQ Computer Corporation ("COMPAQ"), Hewlett-Packard Company ("Hewlett-Packard"), Apple Computer, Inc. ("Apple"), International Business Machines Corporation ("IBM"), NEC Technologies, Inc., Toshiba America Information Systems, Inc., Microsoft Corporation, Epson America, Inc., Novell, Inc., Digital Equipment Corporation, American Telephone and Telegraph Company and Lotus Development Corporation.

   In the past, certain vendors of IE required resellers to purchase products from only one source. These vendors have changed their policy, allowing "open sourcing," which permits resellers to purchase products from more than one source. As a result of open sourcing, competitive pricing pressures throughout the industry have intensified and customer loyalty has been reduced. In response to open sourcing and to enhance other services, IE has broadened the selection of computer technology products stocked in its central warehouses. Products which IE added to its existing assortment include advanced technology central processing units, an expanded offering of peripheral devices and certain software. Inventory levels increased in support of this enhanced product offering and higher sales volume. These lines typically require expanded inventory levels and a longer sell through cycle.

   IE's agreements with its major vendors permit it to purchase products from them for sale to Network members which are directly authorized by such vendors to sell products. In some cases, specific products from the major vendors may be sold to Network members which do not have specific authorization from the vendors. The vendor agreements are subject to termination by the vendors without cause on varying notice periods, and are subject to periodic renewals or re-authorization by the vendors. The termination or non-renewal of an agreement with a major vendor could have a material adverse effect on IE.

   Under the agreements with the vendors, products may be returned to vendors at restocking fees ranging up to 5%. The agreements generally provide for price adjustments for specified periods which protect IE in the event of price reductions by the vendor. IE administers certain vendors' price adjustment programs for the benefit of the Network. In 1994, IE instituted a policy allowing members of the Network to return certain manufacturers' products, without a restocking fee, within fifteen days of purchase. After fifteen days, IE charges restocking fees ranging up to 10%. In addition, IE has favorable volume purchase agreements with major industry distributors, under which members of the Network may purchase items not supplied by IE directly from the distributors at advantageous prices and terms.

   Products from certain of these manufacturers comprised the following percentages of IE's revenues during the three months ended April 29, 1995 and the years ended January 28, 1995, January 29, 1994 and January 30, 1993:

                          Three months ended                          Year ended
                        ----------------------  ----------------------------------------------------
                              April 29,            January 28,       January 29,       January 30,
                                 1995                 1995               1994              1993
                        ----------------------   ---------------    ---------------   ---------------
IBM  ................             15%                  15%                15%               18%
COMPAQ  .............             23%                  25%                25%               18%
Apple  ..............             10%                  12%                18%               22%
Hewlett-Packard  ....             25%                  24%                22%               20%

COMPETITION

   Competition in the microcomputer products market is intense, principally in the areas of price, breadth of product line, product availability and technical support and service. IE and its Network compete with computer aggregators, distributors and retailers in the sale of its products. Additionally, several manufacturers have expanded their channels of distribution, pricing and product positioning and compete with IE and its

Network. IE believes that the pricing and product availability offered to it by its vendors are at least as favorable as are offered to its competitors, which enables IE and the Network to compete favorably with their competitors in terms of pricing and product availability. In addition, IE develops customized value-add programs for its Network, including programs to develop channel markets, such as the market for advanced technology products, or to target certain end-users seeking to purchase products from minority-owned businesses, which enhance the competitiveness of the Network. IE also provides technical support and service programs which it believes contribute favorably to the competitiveness of the Network.

   IE is also subject to competition from other aggregators in recruiting and retaining Network members, as well as competition from distributors in its efforts to sell products to the Network. IE believes that its pricing and value-add programs and services allow it to compete effectively. Certain competitors may have greater financial resources than IE.

TRADEMARKS AND SERVICE MARKS

   The service marks "Todays Computers Business Centers," "TCBC," "Entre," "Entre Computer Center," "Connecting Point," "Intelligent Systems Group," "ISG," "BTC Business Technology Center," "Minority Business Alliance" and the design of the Entre Computer Center logo are in use and (except for the logo) are currently registered or are in the process of registration in the United States Patent and Trademark Office by IE. Although the marks are not otherwise registered with any states, IE claims common law rights to the marks based on adoption and use. To IE's knowledge, there are no pending interference, opposition or cancellation proceedings, or litigation, threatened or claimed, with respect to the marks in any jurisdiction. IE holds no patents. Management believes that IE's marks are valuable; however, the loss of use of any of the marks would not have a material adverse effect on IE's business.

GOVERNMENT REGULATION

   IE is subject to Federal Trade Commission regulations governing disclosure requirements in the sale of franchises. IE is also subject to a substantial number of United States and state laws regulating franchise operations. For the most part, such laws impose registration and disclosure requirements on IE in the offer and sale of franchises and also regulate related advertisements. In certain states, there are substantive laws or regulations affecting the relationship between IE and the franchisees, especially in the area of termination of the franchise agreement. IE believes it is currently and has been in the past in substantial compliance with all such regulations.

EMPLOYEES

   As of April 29, 1995, IE had 1,127 full-time employees. No employee is represented by a labor union and IE believes that its employee relations are good.

PROPERTY

   IE currently distributes products from four leased facilities in the United States. One distribution center is located in approximately 488,000 square feet of leased warehouse space in Memphis, Tennessee, under a lease which expires in February 2005. The remaining distribution centers are located in the Denver, Colorado area which total approximately 456,000 square feet of space under leases expiring no later than December 1995.

   IE leases approximately 31,000 square feet in Exton, Pennsylvania, primarily for its principal executive offices, the occupancy of which commenced in May 1989, for a term expiring in June 1997 and approximately 122,000 square feet in the Denver, Colorado area, primarily for its Demand Generation offices, under a lease expiring in December 2001. In addition, IE leases facilities for its branch locations in five major metropolitan cities in the United States. IE believes that its facilities are adequate for its present needs.

LEGAL PROCEEDINGS

   In December 1994, several purported class action lawsuits were filed in the United States District Court for the Eastern District of Pennsylvania (Civil Action Nos. 94-3753, 94-CV-7410, 94-CV-7388, and
94-CV-7405) against IE and certain directors and officers; these lawsuits have been consolidated with a class action lawsuit filed several years ago against IE, certain directors and officers, and IE's auditors (who are not named in the most recent complaint) in the United States District Court for the Eastern District of Pennsylvania (Civil Action No. 92-CV-1905). A purported derivative lawsuit was also filed in December 1994 in the Court of Common Pleas of Philadelphia County (No. 803) against IE and certain of its directors and officers. These lawsuits allege violations of certain disclosure and related provisions of the federal securities laws and breach of fiduciary duties, including allegations relating to IE's practices regarding vendor marketing funds, and seek damages in unspecified amounts as well as other monetary and equitable relief. In addition, IE is subject to a Securities and Exchange Commission investigation. IE believes that all such allegations and lawsuits are without merit and intends to defend against them vigorously. While management of IE, based on its investigation of these matters and consultations with counsel, believes resolution of these matters will not have a material adverse effect on IE's financial position, the ultimate outcome of these matters cannot presently be determined.

   In addition, IE is involved in various litigation and arbitration matters in the ordinary course of business. IE believes that it has meritorious defenses in and is vigorously defending against all such matters.

   During fiscal 1994, based in part on the advice of legal counsel, IE established a reserve of $9 million in respect of all litigation and arbitration matters. Although the aggregate amount of the claims may exceed the amount of the reserve, management believes that the resolution of these matters will not have a material adverse effect on IE's financial position or results of operations in any subsequent period.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

   The Board of Directors of IE is classified into three classes as nearly equal in number as possible, and the directors currently hold office for the terms noted below. One class of directors is elected each year for a three-year term. The classification of directors has the effect of making it more difficult for a third party to change the composition of the Board of Directors without the support of the incumbent Board. At least two annual shareholder meetings, instead of one, will be required to effect a change in control of the Board, unless holders of at least a majority of the IE Common Stock entitled to vote in the election of directors remove directors for cause. The Articles of Incorporation of IE do not provide for cumulative voting in the election of directors.

   Directors receive $500 for each Board meeting attended, and are also reimbursed for expenses in attending Board meetings. There is no additional compensation for participation in or attendance at Committee meetings.

   Officers are elected at the first meeting of the Board of Directors held after each annual meeting of shareholders.

   The directors and executive officers of IE are as follows:

            Name                Age   Position
 ---------------------------   -----   --------------------------------------------------
Richard D. Sanford (a)          51    Chairman of the Board and Chief Executive Officer
Gregory A. Pratt (a)            46    President and Chief Operating Officer and Director
Robert P. May                   45    Senior Vice President
Mark R. Briggs                  38    Senior Vice President
Timothy D. Cook                 34    Senior Vice President
Thomas J. Coffey                42    Vice President and Chief Financial Officer
Edward A. Meltzer               46    Vice President, Treasury and Financial Planning
Stephanie D. Cohen              33    Vice President, Secretary and Treasurer
Barry M. Abelson (b)            48    Director
James M. Ciccarelli (a)         42    Director
Christopher T.G. Fish (a)       52    Director
Roger J. Fritz (c)              66    Director
Arnold S. Hoffman (c)           59    Director
William E. Johnson (b)          53    Director
John A. Porter (c)              51    Director
William L. Rulon-Miller (b)     46    Director
Alex A.C. Wilson (c)            58    Director

------
(a) Term expires at the 1996 annual meeting of shareholders.
(b) Term expires at the 1998 annual meeting of shareholders
(c) Term expires at the 1997 annual meeting of shareholders

   Richard D. Sanford has been IE's Chairman and Chief Executive Officer since he founded IE in May 1982. See "Certain Relationships and Related Transactions."

   Gregory A. Pratt has been a director of IE since May 1994. Mr. Pratt joined IE in March 1992 as Executive Vice President and was appointed to the position of President and Chief Operating Officer shortly thereafter. Prior to joining IE, Mr. Pratt served as President of Atari Computer Corporation and Vice President of Finance and Chief Financial Officer of Atari Corporation. He also served on the Board of Directors of Atari Corporation and was a member of that Board's Executive Committee.

   Robert P. May joined IE in November 1993 as Senior Vice President. Mr. May also served as a director of IE from May 1994 to June 1995. Prior to joining IE, Mr. May was a Senior Vice President of Federal Express Corporation and was President of Federal Express' Business Logistics Services Division. In his 20-year career with Federal Express, Mr. May served in a number of executive operations and corporate management positions.

   Mark R. Briggs joined IE as Vice President and Chief Financial Officer in March 1990 and became Vice President and Chief Operating Officer, Franchise Division (now Demand Generation) in December 1991. In February 1994, Mr. Briggs was elected Senior Vice President of IE and Chief Executive Officer of Demand Generation. Prior to joining IE, Mr. Briggs held various positions with Ingram-Micro D, Inc. (a distributor of microcomputer products), including Senior Vice President and Chief Financial Officer.

   Timothy D. Cook joined IE as Senior Vice President -- Fulfillment in October 1994. Prior to joining IE, Mr. Cook held various positions at IBM since 1983, including Director of Brand Management and Site Services, and Director of North American Fulfillment for the IBM PC Company.

   Thomas J. Coffey joined IE in July 1995 and became Vice President and Chief Financial Officer on August 1, 1995. For the 10 years prior to joining IE, Mr. Coffey was an audit partner with KPMG Peat Marwick, independent public accountants.

   Edward A. Meltzer became Vice President, Treasury and Financial Planning on August 1, 1995. Prior thereto, he served as Chief Financial Officer of IE since March 1992 and held the positions of Treasurer from January 1989 to May 1993 and Vice President of IE since August 1990. Mr. Meltzer served as Treasurer of Entre from January 1987 until its acquisition by IE.

   Stephanie D. Cohen was elected Vice President, Secretary and Treasurer in May 1993 and held the position of Vice President, Investor Relations of IE from March 1991 to May 1993. Ms. Cohen joined IE in 1987 as Controller, and served as Director, Investor Relations from March 1989 until March 1991.

   Barry M. Abelson has been a director of IE since January 1989. In May 1992 he joined the law firm of Pepper, Hamilton & Scheetz, Philadelphia, Pennsylvania, as a partner. Prior thereto, Mr. Abelson had been a partner of the law firm of Braemer Abelson & Hitchner, Philadelphia, Pennsylvania (and its predecessor firms). During fiscal year 1994, Pepper, Hamilton & Scheetz provided legal services to the Company. See "Certain Relationships and Related Transactions." Mr. Abelson is also a member of the Board of Directors of Covenant Bank for Savings.


   James M. Ciccarelli was elected to IE's Board of Directors in August 1992. Mr. Ciccarelli has been the Chairman of the Board of Wireless Telecom, Inc. since November 1994. He was CEO and President of Wireless Telecom, Inc., a former wholly-owned subsidiary of IE from October 1993 until it was sold in November 1994. Mr. Ciccarelli served as a Vice President of IE from March 1990 to May 1993. From December 1991 through April 1993 he was President of IE's Systems Group. Prior thereto, from January 1988 until January 1990, he served in a number of executive positions in the operations and management of Connecting Point of America, Inc., which IE acquired in August 1989.


   Christopher T.G. Fish has been a director of IE since its incorporation in 1982. For more than five years, Mr. Fish has been a principal of Sprint Investments, S.A., an investor company which is a holder of IE Common Stock. Mr. Fish resides in the Channel Islands, U.K. and is a citizen of the United Kingdom.

   Roger J. Fritz has been a director of IE since its incorporation in 1982. For more than five years, Mr. Fritz has been President of Organization Development Consultants of Naperville, Illinois, an organizational development/management consulting firm.

   Arnold S. Hoffman has been a director of IE since August 1985. In January 1992, Mr. Hoffman became Managing Director of Legg Mason Wood Walker Incorporated, an investment banking firm. Prior to that, since September
1990, Mr. Hoffman was Chairman of the Middle Market Group, L.P., an investment banking firm. Mr. Hoffman is also a member of the Board of Directors of Sun Distributors, L.P.

   William E. Johnson has been a director of IE since November 1994. He has been President of William E. Johnson Associates, a private investment company, since 1993. From 1986 to 1992, Mr. Johnson served as Chairman and CEO of Scientific Atlanta, a telecommunications company.

   John A. Porter has been a director of IE since May 1994. Mr. Porter has been Vice Chairman of LDDS/Metro Media Communications, the fourth largest long distance carrier, since the fall of 1993. From 1988 until its merger with Metro Media Communications in 1993, he served as Chairman of LDDS. Mr. Porter is the president and sole shareholder of PM Restaurant Group, Inc., which filed a petition under Chapter 11 of the U.S. Bankruptcy Code in March 1995. Mr. Porter serves on the Board of Directors of Uniroyal Technology Corporation.

   William L. Rulon-Miller serves as Senior Vice President and Co-Director of Investment Banking for Janney Montgomery Scott Inc., an investment banking firm with which he has held several positions since 1979. Mr. Rulon-Miller was a director of IE from April 1983 until December 1986, and was re-elected to the Board in November 1987. Mr. Rulon-Miller is also a member of the Board of Directors of Mothers Work, Inc.


   Alex A.C. Wilson has been a director of IE since May 1994. Mr. Wilson has served as Senior Vice President of SCI Systems, a worldwide contract manufacturing company in the electronics industry, since November 1993, and is General Manager for the European operations. Prior thereto, he worked for IBM Corporation as Director of Manufacturing and Distribution. In his 27-year career with IBM Corporation, Mr. Wilson worked in various capacities. Mr. Wilson resides in Scotland and is a citizen of the United Kingdom.

                            EXECUTIVE COMPENSATION

   The following table sets forth certain information concerning the compensation paid during the years ended January 28, 1995, January 29, 1994, and January 30, 1993, to IE's Chief Executive Officer and each of IE's four other most highly compensated executive officers based on salary and bonus earned during fiscal year 1994 (the "named executive officers").

                          SUMMARY COMPENSATION TABLE

                                                                Long Term
                                                              Compensation
                               Annual Compensation               Awards
                      ------------------------------------    --------------
                                                               Securities          All Other
Name and Principal      Fiscal                                 Underlying        Compensation
Position                 Year      Salary($)      Bonus($)     Options (#)          ($)(1)
 -------------------   --------   ------------    ---------   --------------   ---------------
Richard D. Sanford       1994      $  850,000     $      0        None            $496,945
Chairman of the          1993         850,000      569,160      450,000            457,205
Board and Chief          1992         748,056      450,000        None             476,075
Executive Officer
Gregory A. Pratt         1994         500,000       30,000        None               3,178
President and Chief      1993         272,500      410,000      150,000             73,757
Operating Officer        1992         214,892(2)         0      450,000(3)           2,660
Mark R. Briggs           1994         325,000       38,500       50,000              3,792
Senior Vice              1993         210,000      221,900       10,000              4,513
President                1992         200,833       41,800        None               2,866
Robert P. May            1994         300,000       21,875        None             293,249
Senior Vice              1993          75,000(4)   187,500      100,000              5,480
President                1992
Edward A. Meltzer        1994         147,462        6,250       10,000              4,457
Vice President           1993         130,190       50,750        5,000              3,521
and Chief                1992         107,105        5,690        None               2,225
Financial Officer

------
(1) Except as indicated below, the amount included in this column for fiscal year 1994 represent the matching contributions under IE's 401(k) Plan and Supplemental 401(k) Plan (Mr. Sanford, $4,620; Mr. Pratt, $3,178; Mr. Briggs, $3,792; Mr. May, $2,423 and Mr. Meltzer, $4,457). IE is a party to "split dollar" life insurance agreements with a trust established by Mr. Sanford (of which Mr. Abelson, a member of the Board of Directors, is the trustee) under which the trust pays the portion of the premiums attributable to the death benefit under permanent life insurance policies insuring the life of Mr. Sanford and owned by the trust, and IE pays the balance of the premiums. Upon the termination of the agreements or Mr. Sanford's death, all premiums previously advanced by IE under the policies are required to be repaid by the trust. IE retains an interest in the policies' cash values and excess death benefits to secure the trust's repayment obligation. Included in the amounts shown for Mr. Sanford in fiscal years 1992, 1993 and 1994 are amounts representing the value of the premium payments by IE in such years, projected on an actuarial basis assuming that Mr. Sanford retires at age 65 and the agreements are then terminated. In addition, in fiscal year 1994, IE entered into a deferred compensation agreement with Mr. Sanford which provides for IE to credit $716,715 annually for Mr. Sanford's account for five years commencing in fiscal year 1994, together with interest at an annual rate of 7%, compounded annually. All credited amounts will be paid to Mr. Sanford in five equal annual installments commencing in fiscal year 1999. In the event of his death, disability, termination by IE without cause or a change of control of IE, all amounts not yet credited for future periods will be credited and all credited amounts will be paid to Mr. Sanford. Included in the amount shown for Mr. May in fiscal year 1994 is $246,667 for a payment relating to a non-compete agreement and $44,159 of relocation expenses.

(2) Mr. Pratt began his employment with IE on March 4, 1992.

(3) Of the 450,000 options identified above, 225,000 granted on March 4, 1992 were canceled in July 1992.

(4) Mr. May began his employment with IE on November 1, 1993.

                    OPTION GRANTS DURING FISCAL YEAR 1994

   The following table provides information related to options to purchase IE Common Stock which were granted to the named executive officers during fiscal year 1994.

                                                                                                 Potential Realizable Value
                                                                                                   at Assumed Annual Rates
                                                                                                       of Stock Price
                                                                                                        Appreciation
                                                  Individual Grants                                  for Option Term (1)
                       ------------------------------------------------------------------------  --------------------------
                           Number of         % of Total
                       Securities Under-   Options Granted    Exercise or
                         lying Options      to Employees       Base Price        Expiration
        Name              Granted (#)      in Fiscal Year        ($/Sh)             Date            5%($)         10%($)
 -------------------   -----------------   ---------------    -------------   -----------------   ----------   ------------
Richard D. Sanford               --               --                 --                    --            --             --
Gregory A. Pratt  ..             --               --                 --                    --            --             --
Mark R. Briggs  ....       50,000(2)             5.3%            $24.00       February 25, 2004    $754,674     $1,912,491
Robert P. May  .....             --               --                 --                    --            --             --
Edward A. Meltzer  .       10,000(2)             1.1%             24.00       February 25, 2004     150,935        832,498

------
(1) The potential realizable value portion of the foregoing table illustrates value that might be realized upon exercise of the options immediately prior to the expiration of their term, assuming the specified compounded rates of appreciation of the IE Common Stock over the term of the options.

(2) The options become exercisable in five equal annual installments beginning February 25, 1995.

   On February 25, 1995, the Board of Directors of IE authorized the repricing of all outstanding options with exercise prices in excess of $13.25 to $13.25 per share. As of that date, 2,067,370 options were repriced, of which 345,158 were exercisable at January 28, 1995.

AGGREGATED OPTION EXERCISES DURING FISCAL YEAR 1994 AND OPTION VALUES AT
                               JANUARY 28, 1995

   The following table provides information related to options to purchase IE Common Stock which were exercised by the named executive officers during fiscal year 1994 and the number and value of options held on January 28, 1995.

                                                                                                 Value of Unexercised
                                                              Number of Unexercised                  In-the-Money
                                                                   Options/SARs                      Options/SARs
                                             Value                at FY-End (#)                    at FY-End ($)(2)
                       Shares Acquired     Realized       --------------------------------  --------------------------------
        Name           on Exercise(#)       ($)(1)        Exercisable     Unexercisable      Exercisable     Unexercisable
 -------------------   ---------------   -------------    -------------   ---------------   -------------   ---------------
Richard D. Sanford             --                --          163,334          366,666           $96,250          $ 8,750
Gregory A. Pratt  ..       30,000          $165,000           58,334          241,666                --               --
Mark R. Briggs  ....       40,000           552,500           12,000          118,000                --           97,500
Robert P. May  .....           --                --           20,000           80,000                --               --
Edward A. Meltzer ..           --                --           18,800           15,200            63,000               --

------
(1) Represents the difference between the exercise price and the market value on the date of exercise.

(2) Value based on the closing price of $9.75 per share on January 27, 1995.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

   Barry M. Abelson is a partner in the law firm of Pepper, Hamilton & Scheetz, which provided legal services to IE in fiscal year 1994. IE believes that the fees charged by Pepper, Hamilton & Scheetz are comparable to those charged by other law firms for comparable services.

   During fiscal years 1992, 1993 and 1994, IE paid $45,000, $171,000 and
$189,000, respectively, to Mr. Sanford and his affiliates for the business use by IE, its customers and suppliers (certain of which reimbursed IE) for charter cruise services.

   In March 1995, Mr. Sanford reimbursed IE for travel expenses previously advanced on his behalf by IE. Of the amount reimbursed, which included interest, approximately $61,000 related to expenses incurred in fiscal year 1993 and approximately $101,000 related to expenses incurred in fiscal year 1994.

   IE believes that the terms of these transactions were no more or less favorable to IE than could have been obtained from unaffiliated third parties.

        PRINCIPAL SHAREHOLDERS AND HOLDINGS OF OFFICERS AND DIRECTORS

   The following table sets forth, as of March 31, 1995, the number and percentage of shares of IE Common Stock which, according to information supplied to IE, are beneficially owned by (i) each person who is the beneficial owner of more than 5% of the IE Common Stock; (ii) each of the directors of IE individually; (iii) IE's Chief Executive Officer and each of IE's four other most highly compensated executive officers for fiscal year 1994; and (iv) all current directors and officers of IE as a group. Under rules adopted by the Securities and Exchange Commission, a person is deemed to be a beneficial owner of IE Common Stock with respect to which he has or shares voting power (which includes the power to vote or to direct the voting of the security), or investment power (which includes the power to dispose of, or to direct the disposition of, the security). A person is also deemed to be the beneficial owner of shares with respect to which he has the right to obtain voting or investment power within 60 days, such as upon the exercise of options or warrants.

                                                                            Percentage
                                                                             of Shares
                                                      Amount and Nature     Outstanding
                                                       of Beneficial         (if 1% or
Name of Beneficial Owner                               Ownership(a)          greater)
 -------------------------------------------------   -----------------   ----------------
Richard D. Sanford  ..............................        3,900,100(b)            12.4%
Christopher T.G. Fish  ...........................        1,228,020(c)             3.9%
Arnold S. Hoffman  ...............................           60,000                 --
Roger J. Fritz  ..................................          160,004                 --
William L. Rulon-Miller  .........................           90,136                 --
Barry M. Abelson  ................................          500,379(d)             1.6%
Michael R. Shabazian  ............................          100,000                 --
James M. Ciccarelli  .............................          102,824                 --
John A. Porter  ..................................           30,000                 --
Alex A.C. Wilson  ................................           10,000                 --
Gregory A. Pratt  ................................          113,334                 --
Robert P. May  ...................................           24,000                 --
William E. Johnson  ..............................               --                 --
Mark R. Briggs  ..................................           64,100                 --
Edward A. Meltzer  ...............................           25,200                 --
Wellington Management Company  ...................        1,940,490(e)             6.2%
Montag & Caldwell  ...............................        3,837,884(f)            12.3%
All directors and officers as a group (17
  persons) .......................................        6,220,680               19.3%

------
(a) Includes the following number of shares purchasable upon the exercise of stock options: Mr. Sanford, 183,334; Mr. Fish, 80,000; Mr. Hoffman, 60,000; Mr. Fritz, 120,000; Mr. Rulon-Miller, 80,000; Mr. Abelson, 60,000; Mr. Shabazian, 100,000; Mr. Ciccarelli, 80,000; Mr. Porter, 10,000; Mr. Wilson, 10,000; Mr. Pratt, 113,334; Mr. May, 20,000; Mr.
    Briggs, 64,000; Mr. Meltzer, 21,800; and all directors and officers as a group, 1,069,668.

(b) Includes 205,007 shares held by two charities established by Mr. Sanford, of which Mr. Sanford is a director or trustee. Mr. Sanford disclaims beneficial ownership as to the shares held by the charities.

(c) Includes 1,062,310 shares owned by Sprint Investments, S.A. The sole shareholder of Sprint Investments, S.A. is a trust, the beneficiaries of which are the wife and children of Mr. Fish. Also includes 71,710 shares held in a trust (the beneficiary of which is a child of Mr. Sanford) of which Mr. Fish and Mr. Abelson are co-trustees (as to which shares Mr. Fish disclaims beneficial ownership) and 4,000 shares held as custodian and in the name of Mr. Fish's daughter.

(d) Includes 71,710 shares held in a trust (the beneficiary of which is a child of Mr. Sanford) of which Mr. Abelson and Mr. Fish are co-trustees; 128,262 shares held by Mr. Abelson as custodian for the benefit of two children of Mr. Sanford; and 205,007 shares held by two charities established by Mr. Sanford, of which Mr. Abelson is a director or trustee. Mr. Abelson disclaims beneficial ownership as to the shares held by the trust and charities and as custodian.

(e) The information with respect to Wellington Management Company was reported on a Schedule 13-G filed by Wellington Management Company with the Securities and Exchange Commission on February 3, 1995, a copy of which was received by IE and relied upon in making this disclosure. The address of Wellington Management Company is 75 State Street, Boston, Massachusetts, 02109.

(f) The information with respect to Montag & Caldwell was reported on a
    Schedule 13-G filed by Montag & Caldwell with the Securities and Exchange Commission on January 10, 1995, a copy of which was received by IE and relied upon in making this disclosure. The address of Montag & Caldwell is 1100 Atlanta Financial Center, 3343 Peachtree Road, NE, Atlanta, Georgia, 30326.
                         DESCRIPTION OF CAPITAL STOCK

   IE's authorized capital stock consists of 100,000,000 shares of IE Common Stock, $.01 par value, and 15,000,000 shares of Preferred Stock, $50.00 par value. As of April 29, 1995, there were no shares of Preferred Stock outstanding and there were 39,573,549 shares of IE Common Stock outstanding. As of May 1, 1995 there were 860 holders of record of IE Common Stock.

   Common Stock. Subject to the rights of holders of Preferred Stock which may from time to time be issued, holders of IE Common Stock are entitled to one vote per share held of record on matters acted upon at any shareholders' meeting and to dividends when, as and if declared by the Board of Directors of IE out of funds legally available therefor. There is no cumulative voting for the election of directors. The holders of IE Common Stock have no preemptive or conversion rights and are not subject to further calls or assessments by IE. In the event of any liquidation, dissolution or winding up of IE, each holder of IE Common Stock is entitled to share ratably in all assets of IE remaining after the payment of liabilities and any preferential payments to holders of Preferred Stock issued in the future. All shares of IE Common Stock now outstanding and all shares to be outstanding upon the completion of the Merger are and will be fully paid and non-assessable.

   The transfer agent for the IE Common Stock is Chemical Mellon Shareholder Services, 450 West 33rd Street, 15th Floor, New York, New York 10001.

   Preferred Stock. The Board of Directors of IE, without action by the holders of IE Common Stock, is authorized to establish and issue shares of Preferred Stock in series and to fix, determine and vary the voting rights, designations, preferences, qualifications, privileges, options, conversion rights and other special rights of each series of Preferred Stock. Holders of TFN Common Stock should recognize that classes of stock such as the Preferred Stock may be used, in certain circumstances, to create voting impediments on extraordinary corporate transactions or to frustrate persons seeking to effect a merger or otherwise to gain control of the issuer thereof, and that the Board of Directors, without approval of the holders of IE Common Stock, can issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of IE Common Stock. IE has no present plans to issue any shares of Preferred Stock.

                CERTAIN INFORMATION CONCERNING THE FUTURE NOW

HISTORY AND BUSINESS

   TFN is one of the ten largest computer resellers in the United States as measured by sales. TFN, a computer sales and services company, sells and installs microcomputers, UNIX workstations, turnkey local and wide area network systems, computer software and peripheral products for business, professional, educational and governmental customers. TFN also offers a wide range of sophisticated customer support and consulting services which carry higher gross margins than product sales and are the principal focus of TFN's marketing strategy. TFN currently operates 19 sales offices in 13 states and manages five additional branches in five major metropolitan areas for IE. TFN does not maintain any retail facilities.

   TFN is the successor of a business originally formed in 1975 for the purpose of distributing word processing equipment in Ohio and Kentucky. In the 1980s, this predecessor business changed its focus to the microcomputer industry. TFN was incorporated in Ohio in August 1988 by members of the predecessor's management and other investors for the specific purpose of acquiring the predecessor's business and assets. This acquisition was completed in December 1988, and TFN began doing business as "The Future Now, Inc." TFN has subsequently acquired 15 existing businesses, including the Company Center Division ("CCD") of IE in 1992 and Direct Computer Corporation, Premium Computer Corporate Center and Basicomputer Corporation in 1993.

   During 1994 TFN decided to forgo further acquisitions and concentrated on consolidating and integrating its operations. Effective second quarter 1994, TFN adopted a definitive plan for a company-wide restructuring, including the closing of substantially all warehouses and the closing and consolidation of duplicate facilities in areas where TFN had made acquisitions. Additionally, effective December 30, 1994, TFN sold the assets of five of its branch offices and three satellite sales offices to IE and entered into a management agreement with IE under which TFN continues to manage these facilities.


PRELIMINARY SECOND QUARTER RESULTS

   While final results of operations for TFN's second quarter 1995 are not yet available, TFN management expects to report a net loss of $7 million to $11 million for the second quarter 1995 as price competition and product margin pressure continue to adversely impact operations. Additionally, TFN incurred inventory write downs and higher than anticipated interest expense as it carried higher than expected inventory levels resulting in part from unanticipated delays in implementing CustomerCare Direct (its direct shipment program) in all sales offices.


MICROCOMPUTER MARKETPLACE

   During the past ten years, rapid advances in computer technology have led to the development of significantly more powerful microcomputers at substantially lower prices. Additionally, the use of microcomputers has become widespread throughout all employee levels and functional areas within the workplace. Because of cost savings and enhanced flexibility, many businesses have installed networks as a preferred alternative to more expensive minicomputer or mainframe systems. Businesses are also using networks to displace existing minicomputer and mainframe systems. Networks, which are developed through the connection of a customer's multiple microcomputers and peripheral products into integrated systems, allow end users to share peripheral hardware and database resources, communicate directly via electronic mail and access the business' central computers.

   Originally, manufacturers sold their microcomputer products directly to end users or through retail computer dealers. During the 1980s, sales through retail dealers experienced rapid growth because retail outlets allowed the consumer to examine and test a wide variety of products from a number of hardware manufacturers. More recently, direct telemarketing and mail order developed as alternative distribution channels. These distribution channels benefited from heightened awareness on the part of the consumer, the emergence of industry standards and increased commonality of components. As microcomputer users became more computer literate, their dependence on local dealers for basic information and demonstrations diminished.

   In response to general competitive pressures, as well as specific price pressure from the direct telemarketing and mail order channels and direct sales by manufacturers, the microcomputer dealer distribution channel is currently undergoing additional market differentiation into dealers, such as TFN, which emphasize advanced systems and support for business networks as compared to computer "superstores" which offer retail purchasers a relatively low cost, low service alternative.

   TFN made a strategic decision in 1988 to narrow its market focus. TFN closed its retail outlets, relocated its sales offices to corporate office parks and developed a marketing strategy focused on business and institutional customers. In 1993, TFN organized its professional and technical services into its Professional Services Organization. This marketing strategy was designed to make TFN a partner to its customers by providing a full spectrum of professional services.

   TFN believes that the market for professional services as well as for microcomputer products will continue to grow. This anticipated growth should come from the demand for current technology expertise in business, professional firms and government. TFN's belief in this trend is based upon its experience with its own customers as well as general industry studies. TFN itself has not conducted any marketing studies. In addition, TFN believes the computer reseller business is in a continuing period of consolidation and realignment. Increased competition has made it more difficult for smaller resellers who do not benefit from discounts from volume purchases and are not capable of offering the range of sophisticated support services which customers are increasingly demanding. This industry consolidation provided TFN with opportunities through 1993 to make a series of acquisitions of other resellers, primarily in the geographic areas in which it was doing business. In 1994, TFN focused on integrating its prior acquisitions and emphasizing sales of professional services rather than hardware.

BUSINESS STRATEGY

   TFN's business strategy is to focus on the business, professional, and governmental markets. TFN believes that the increasing complexity of microcomputer systems, the widening usage of microcomputers in the workplace and the trend toward use of networks will continue to cause business and institutional customers to require significant levels of sophisticated professional services such as those provided by TFN.

   During 1994, TFN decided to concentrate on consolidating and integrating its operations. Effective second quarter 1994, TFN adopted a definitive plan for a company-wide restructuring, including the closing of substantially all warehouses and the closing and consolidation of duplicate facilities in areas where TFN had made acquisitions. TFN's primary strategy during 1994 was to focus on internal growth and to increase its presence in its existing markets through the expansion and upgrading of its Professional Services Organization. Continued innovation in the development of professional services and implementation of new marketing programs are also part of TFN's strategy to generate internal growth.

   Additionally, effective December 30, 1994, TFN sold the assets of five of its branch sales offices to IE for approximately $39 million and entered into a management agreement with IE under which TFN continues to manage these facilities. TFN entered into this transaction to reduce its outstanding debt and divest itself of the financial burdens of carrying these assets, including inventory. Under the terms of this transaction, TFN continues to manage these locations for IE in return for certain fixed management fees as well as a share in the profits these locations generate. TFN retained its employees at these locations. Under the management agreement with IE, TFN s focus is to provide services and products to the customers of those branches.


   In 1994, TFN also decided to centralize its purchasing, billing and credit and collection functions to provide more efficient overall operations in its business. By year end 1994, the majority of the credit and collection functions was centralized in TFN's Cincinnati headquarters. Billing functions are centralized at TFN's Denver facility in tandem with each branch's conversion to CustomerCare Direct. During the first six months of 1995, TFN continued its conversion to CustomerCare Direct. During 1994, TFN also entered into an arrangement for a consulting firm to develop and manage the software used by TFN in its internal management information systems.

   The Company believes that its principal competitive strengths include:

   o A well-defined marketing strategy, supported by its Professional Services Organization, which focuses on providing sophisticated information technology services to its business, professional, governmental and educational customers enabling them to obtain full value from their information systems;

   o A commitment to providing sophisticated professional services nationwide through the employees in the Professional Services Organization;

   o The Company's alliances with industry leaders such as IE which allow the Company to offer a full range of services to its customers;

   o  Volume purchasing power; and

   o Authorizations to sell leading name-brand microcomputer and workstation products and software from leading manufacturers including Apple, COMPAQ, Dell, Hewlett-Packard, IBM, Digital, AT&T, Sun, Microsoft, Lotus, Novell and Banyan.

MARKETING AND CUSTOMERS

   TFN directs its marketing efforts towards medium-sized businesses, Fortune 1000 corporations, professional firms and governmental and educational institutions. Some of TFN's customers do not have internal computer support personnel. TFN believes that these customers increasingly rely on business partners and suppliers to provide a complete solution to their information technology needs, in addition to competitive pricing.

   In addition, many of TFN's larger customers are outsourcing their information technology needs. TFN believes this trend will continue as more companies decide that it is more efficient and cost-effective to work with experts, such as TFN, in information technology rather than developing and maintaining their own expertise.

   TFN's marketing does not target retail or individual customers and sales to this market are not a significant part of its business. TFN currently does not intend to establish any retail outlets.

   No one customer accounted for more than 10% of TFN's total sales in 1994. Accordingly, TFN does not believe that the loss of any single customer would have a material adverse effect on its business.

   Sales to targeted customers are generated primarily by TFN's marketing representatives. As of April 28, 1995, TFN employed approximately 280 marketing representatives. These marketing representatives generally have college degrees and three or more years of successful microcomputer sales experience involving multi-product authorizations and are assigned to accounts on the basis of skill, experience and prior results. Continued growth and future success will depend in part on the Company's ability to attract, hire and retain highly skilled and motivated marketing personnel, particularly in the Professional Services Organization. The Company believes that it will be able to do so in part because of its compensation philosophy. Compensation programs for marketing representatives include both salary and commission. Commissions are based on a percentage of the gross profit generated by the sale, thereby allowing the marketing representatives to participate in TFN's gross profits. Under these compensation programs, the commission rate is greater for the sale of professional services than hardware which parallels TFN's marketing and business strategies.

   TFN utilizes various forms of advertising and promotional activities, including seminars, business forums and presentations, descriptive brochures, direct mail pieces and newspaper advertisements. Advertising emphasizes customer support services rather than product pricing. Marketing efforts are also enhanced by TFN's association with major manufacturers and by customer and manufacturer referrals.

PRODUCTS

   TFN markets microcomputer and workstation systems and related products and services. The components of the microcomputer systems generally supplied include a microprocessor-based central processing unit, peripheral devices such as video displays, keyboards, additional storage units, printers and software packages. TFN is an authorized dealer or a reseller at some or all of its locations for the products of over 100 manufacturers, including:

AST Computer, Inc.
American Telephone & Telegraph Company
Apple Computer, Inc.
Banyan Systems, Inc.
Bay Networks, Inc.
3 Com Corporation
Compaq Computer Corporation
Dell Computer Corporation
Digital Equipment Corporation
Epson America, Inc.
Hayes Microcomputer Products, Inc.
Hewlett-Packard Company
International Business Machines Corporation
Lotus Development Corporation
Microsoft Corporation
NEC Information Systems, Inc.
Novell, Inc.
Oracle Corporation
Sun Microsystems Corporation
Tektronix, Inc.
Toshiba American Information Systems, Inc.

   TFN continually evaluates new product lines and technological developments in the microcomputer industry and seeks additional manufacturer and product authorizations where appropriate.

   For the three months ended March 31, 1995 and each of the years ended December 31, 1994, 1993 and 1992, sales of microcomputers, peripheral products, supplies and software accounted for approximately 92% of total revenues. During these periods, the leading product lines, expressed as a percentage of hardware sales, were as follows:

                                                     Percentage of
                                                     Hardware Sales
                                --------------------------------------------------------
                                  Three months ended
Manufacturer                        March 31, 1995         1994       1993       1992
 ----------------------------   ----------------------   --------    --------   --------
COMPAQ  .....................             25%               25%         25%        16%
IBM  ........................             19%               20          19         22
Hewlett-Packard  ............             15%               12          12         13
Apple  ......................              2%                3           5          8
All Other Manufacturers  ....             39%               40          39         41
                                         ---               ---         ---        ---
                                         100%              100%        100%       100%
                                         ===               ===         ===        ===

   The increases and decreases in percentages of total sales among these major product lines resulted primarily from changes in product mix as a result of acquisitions and changes in customer preferences.

   TFN selects the products it sells on the basis of overall quality, product image, technological capability, business applications and availability of volume discounts. TFN continually monitors new products to keep current with technological advances. The microcomputer market is characterized by various hardware systems that utilize different and often incompatible standards for hardware and software. As new or improved features are introduced by manufacturers, the utility of particular products may change substantially. Concern over these changes results in confusion by customers as to which product is best suited to the customer's needs and a related volatility in demand for products. TFN attempts to address this confusion and volatility by presenting itself as "platform neutral" in its marketing and offering hardware systems, software and support services that address virtually all applicable industry standards. The majority of sales of hardware, software and peripheral products is on a trade account basis. The customer is invoiced at the time of delivery or shipment.

   In 1993 and 1994, TFN offered FutureFile which is a catalogue or CD-ROM based listing of manufacturers and products offered and supported by TFN. FutureFile contains product information, including descriptions of equipment compatibility and services descriptions. The manufacturers, products and services listed in FutureFile represent those recommended by TFN. FutureFile is updated frequently and provides a single resource a customer can use to evaluate available products and services. In late 1994, TFN modified this offering and renamed it Demand 95. Demand 95 includes only those leading manufacturers of hardware and software upon which the Company intends to focus during 1995.
                                      67

THE PROFESSIONAL SERVICES ORGANIZATION

   The Professional Services Organization offers a wide range of professional services including project and network management, consulting services, enterprise design, training and technology deployment. For each of 1994, 1993 and 1992, revenue from professional services amounted to approximately 7.5%, 5% and 4%, respectively, of total revenue. Professional services, which carry higher gross margins than product sales, are a principal focus of TFN s marketing strategy and are considered critical to its success. The Professional Services Organization currently includes the following four groups.

   Internetworking. The Internetworking group provides local, metropolitan, wide and global area network services including needs analysis and design services, systems integration and installation services, UNIX services, enterprise consulting services and network management and support services. This group is designed to meet the needs of organizations with multiple network technologies which are looking to centralize and outsource their overall network service needs and information technology management.

   Each part of the Internetworking group designs custom solutions to meet customers unique project requirements from the design stage to final installation and debugging. This group also designs and implements disaster recovery systems for customers.

   Application Services Group. The Application Services Group offers consulting and development services to assist customers in the use of current technologies and application of those technologies to gain business process efficiencies. These include groupware consulting services, application design and development and advanced education services. This part of the Professional Services Organization is designed to assist clients in the design, customization and development of effective applications.

   The Application Services Group also offers current high level training and certification programs to support a wide range of network and desktop operating systems.

   Distributed Computing Group. The Distributed Computing Group assists the client in overall resource management through planning and management services, software resource management and centralized system administration and management.

   This group offers the Power By the Hour asset management program which provides the end user appropriate computing technology to align with its changing needs. Under this program, TFN provides a complete package to the end user, thus relieving the client of the need to purchase and manage computing assets. Under the Power By the Hour program, the Distributed Computing Group will maintain, relocate and track the equipment, as well as provide management reports to the client.

   Technology Deployment and Service Group . The Technology Deployment and Service Group provides maintenance, technical service and support. This group offers various levels of maintenance service including warranty work, on site maintenance arrangements, dedicated on site technical personnel and time and materials maintenance contracts. This group also offers The FutureCare Help Desk which provides technical assistance to clients including FutureCare 800 Support, a fee-based toll free telephone hotline. This group also provides on site support through which it will establish, operate and maintain help desks at a client s site. This group also will customize help desk management software for clients.

   This group also includes the warranty and repair services which TFN had outsourced to Hewlett-Packard Corporation in 1993. Effective January 1, 1995, Hewlett-Packard and TFN agreed to terminate that arrangement. As a result, TFN again is a primary provider of warranty and repair services to its clients through its own employees as well as through arrangements with certain national temporary employee agencies.

   Approximately 670 of TFN's employees are part of the Professional Services Organization and customer service and support functions, reflecting TFN's marketing strategy. The key Professional Services Organization personnel as well as the other approximately 280 marketing representatives generally have prior experience and specialized training.

MANUFACTURERS AND SUPPLIERS

   TFN purchases microcomputers and related products directly from certain manufacturers and indirectly through IE, a distributor of such products and the beneficial owner of 31.1% of TFN Common Stock. In general, TFN must be authorized by a manufacturer to sell that manufacturer's products, whether the products are purchased from IE or directly from the manufacturer. TFN has entered into separate authorization agreements with its major manufacturers. Typically, these agreements provide that TFN has been appointed, on a non-exclusive basis, as an authorized dealer of specified products of the manufacturer at specified locations. Most of the authorization agreements, including those with Apple, COMPAQ, Hewlett-Packard and IBM provide that the manufacturer may terminate the agreement with or without cause upon 30 to 90 days notice or immediately upon the occurrence of certain events.

   TFN is the largest franchisee of IE, a leading national distributor of microcomputers and related products and services. IE maintains a Network of approximately 2,500 network integrators which provide products and services to businesses in the United States. TFN's franchise agreements with IE have 10 year terms expiring in December 2000 or September 2003, and are renewable by TFN for one additional 10 year term under certain conditions. IE may terminate the franchise agreements upon the occurrence of certain events and TFN may terminate the agreements without cause upon prior written notice to IE. In the event of such a termination, TFN is obligated to make a buy-out payment to IE equal to IE's gross profits realized from its sales of products to TFN during the 12-month period immediately preceding termination. Under this formula, if TFN had exercised its right to terminate the agreements effective December 31, 1994, TFN believes the total buy-out payment to IE would have been approximately $17 million. In the event of such a termination, TFN also has the right to pay IE an additional sum of $500,000 to be released from all non-competition covenants contained in the franchise agreements.

   TFN purchases products from IE at a mark-up of IE's cost from manufacturers. The amount of the mark-up depends upon TFN's volume of product purchases from IE. TFN believes that it receives the lowest mark-up offered by IE for the range of products and services purchased. During 1994, product purchases from IE amounted to approximately 85% of TFN's total product purchases.

   To assure itself that its franchise relationship with IE is beneficial, TFN periodically reviews the relative economic benefits and costs of this relationship. TFN has periodically explored the advisability of purchasing the products it procures through IE (primarily Apple, COMPAQ, Hewlett-Packard and IBM) directly from these hardware manufacturers. To date, TFN's management has determined that IE's terms on these products are favorable enough to warrant continued purchases through IE. TFN also benefits from IE's national presence in marketing. In addition to IE, other national companies perform the services TFN obtains from IE. In the event TFN was unable to continue its relationship with IE, it believes it could establish a similar relationship with another company in a reasonable period of time. Because of the competitive nature of the microcomputer distribution industry, TFN believes it could ultimately obtain terms as beneficial as those currently offered by IE.

   In late 1992, TFN initiated a pilot program with IE designed to reduce TFN's need to carry inventory of product available through IE. Under this program, IE configures product sold by TFN and ships it directly to TFN's customer, diminishing TFN's need to carry that inventory. This program also decreases the time between order and delivery to the customer. TFN expanded this program, called CustomerCare Direct, so that most of its sales offices were on this system by year end 1994 and substantially all sales offices were on this system by June, 1995. TFN utilized this program for approximately 50% of its total sales in 1994. Although there have been difficulties in the implementation of this program which continued throughout 1994 and delayed this program's expansion to the entire company, TFN and IE believe these difficulties can be resolved during 1995. As a result of these implementation difficulties, TFN continued to incur certain additional inventory carrying, configuration and shipping costs during 1994.

   TFN's cost for products purchased from IE depends upon the success of IE's negotiations with the product manufacturers. Certain of TFN's competitors, depending upon size and volume of purchases, may be able to purchase products directly from manufacturers at prices lower than those paid by TFN to IE and may be able to reflect such lower costs in lower prices to their customers. However, as described above, TFN's marketing strategy and its ability to generate sales revenue, is not primarily price-oriented. TFN's ability to obtain these products on a timely basis could also be affected by adverse developments relating to IE.

   TFN's current arrangements with Apple, COMPAQ, Hewlett-Packard, IBM and other major manufacturers generally provide protection to TFN against declines in the dealer list price of microcomputers and related products in TFN's inventory. These arrangements typically take the form of a cash payment or a credit against purchases in an amount equal to the difference between the price actually paid by TFN for its inventory of that manufacturer's products and the new dealer list price. In addition, such arrangements generally permit the return of inventory upon payment of a restocking fee. Each of the foregoing arrangements may be discontinued or varied, at the manufacturer's option, at any time.

   TFN's manufacturers permit TFN to pass through to its customers all warranties and return policies applicable to the manufacturer's products. TFN is reimbursed by the manufacturers for warranty work done for its customers. All service work after the expiration of the warranty period is at the customer's expense. In late 1993 and early 1994, TFN entered an alliance with the Hewlett-Packard Company called FutureConnection. Through this program, Hewlett-Packard provided certain warranty and most out of warranty service directly to TFN's customers. This program was discontinued in early 1995 as TFN concluded it would be more advantageous for it and its customers for TFN to again directly provide maintenance and repair services. TFN has established its Technology Deployment and Service Group which provides maintenance and repair services to customers.

   Software and other related products are purchased from numerous industry suppliers. As is customary in the industry, TFN does not have any long-term agreements or commitments with these suppliers, because competitive sources of supply are generally available for such products.

COMPETITION

   The microcomputer market is highly competitive. TFN is in direct competition with local, regional and national resellers of microcomputer products and services as well as firms offering information technology implementation consulting services. In addition, TFN faces competition from microcomputer manufacturers that sell their products through direct sales forces and from distributors that emphasize mail order and telemarketing. New developments in distribution, such as the introduction of computer superstores and increased direct sales by manufacturers to end users, have also increased competition. Depending on the customer, the principal areas of competition may include price, post-sales technical support and service, availability of inventory, delivery of product and breadth of product line. Some of TFN's competitors on the regional and national level have greater financial and marketing resources than TFN. Although TFN believes its prices and delivery terms are competitive, certain competitors offer more aggressive hardware pricing to their customers.

   Heightened price competition among hardware manufacturers has resulted in declining gross margins for many microcomputer resellers including TFN. TFN will continue to rely on its purchasing power and the sale of higher margin services through its Professional Services Organization to combat these competitive pressures.

SEASONALITY

   Due primarily to the buying patterns of its commercial customers, TFN's sales tend to be highest in the fourth quarter of the calendar year.

EMPLOYEES

   On April 28, 1995, TFN had 1,476 employees. Among them are 279 marketing representatives, 668 in the Professional Services Group, 57 in distribution and 472 in management and administration. None of the employees is represented by a union, and TFN considers employee relations to be excellent.

TRADEMARKS AND SERVICE MARKS

   TFN has the following trademarks or service marks registered in either the United States Patent and Trademark Office or in a state: "The Future Now, Inc.;" "Future Connection" (application pending); "FutureFile" (application pending); FutureCare (application pending); and "Power By the Hour" (application pending). TFN holds no patents.

   The following trademarks or trade names are used in this Proxy Statement/Prospectus to identify the entities claiming the marks and names of their products: "Apple" for Apple Computer, Inc.; AT&T for AT&T Corp.; Banyan for Banyan Systems Incorporated; "COMPAQ" for Compaq Computer Corporation; Dell for Dell Computer Corporation, "Hewlett-Packard" for Hewlett-Packard Company; "IBM" for International Business Machines Corporation; "Microsoft" for Microsoft Corporation; "Novell" for Novell Inc.; "Sun" for Sun Microsystems, Inc. and "Digital" for Digital Equipment Corporation.

PROPERTIES

   It is TFN's policy to lease rather than own its sales and corporate offices and to locate its sales offices in office park and corporate center facilities. These leases provide for annual base rentals ranging from $59,105 to $418,400 during 1995 and their initial terms expire from May, 1995 through December 31, 2003. In general, TFN's leases require it to pay annual base rent in monthly installments and to pay its proportionate share of taxes, common area expenses, insurance and related costs. See Note 10 of Notes to Consolidated Financial Statements.

LEGAL PROCEEDINGS

   There are no material pending legal proceedings to which TFN is a party or of which any of its property is the subject.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF THE FUTURE
NOW

BENEFICIAL OWNERSHIP OF COMMON STOCK

   The following table sets forth certain information with respect to the beneficial ownership of the TFN Common Stock as of June 30, 1995 (except as otherwise specified), by: (i) each person or entity known to TFN to be the beneficial owner of more than 5% of the TFN Common Stock; (ii) each of TFN's officers and directors; and (iii) all directors and officers as a group. Except as otherwise indicated in the footnotes to the table, the individual named has sole voting and investment power over the shares indicated.

                                                         Shares Beneficially
                                                                Owned
                                                      ------------------------
Name                                                     Number      Percent
----                                                  -----------   ---------
Joseph Beech III(1)  ...............................       24,750        *
James J. Dealy(1)  .................................       67,700        *
William G. Kagler(1)  ..............................       10,500        *
Lewis E. Miller(1)  ................................      124,375       1.6
Timothy M. Mooney  .................................        6,000        *
Norma Skoog(1)  ....................................       19,000        *
Dennis J. Sullivan, Jr.(1)  ........................        6,000        *
Dudley S. Taft(1)  .................................       30,335        *
Terry L. Theye(1)  .................................      174,500       2.2
All Officers and Directors As a Group(1)  ..........      463,160       5.9
Brinson Partners, Inc.(2)  .........................      453,365       6.1
Cumberland Associates(2)  ..........................      455,200       6.0
FMR Corp.(2)  ......................................      723,000       9.5
Intelligent Electronics, Inc. and its Affiliates(2)     2,344,024      31.0
President and Fellows of Harvard College(2)  .......      462,100       6.1

------
*Less than 1%.

(1) Includes shares subject to currently exercisable options or warrants in the following amounts: Mr. Beech, 8,000; Mr. Dealy, 28,100; Mr. Kagler, 7,000; Mr. Miller, 60,500; Mr. Mooney, 5,000; Ms. Skoog, 19,000; Mr.
    Sullivan, 4,000; Mr. Taft, 8,000; and Mr. Theye, 101,500; and all officers and directors as a group, 241,100.

(2) The beneficial ownership indicated for this shareholder is as of January 31, 1995. The business address of: Cumberland Associates is 1114 Avenue of the Americas, New York, New York, 10036; Intelligent Electronics, Inc. is 411 Eagleview Boulevard, Exton, Pennsylvania, 19341; FMR Corp. is 82 Devonshire Street, Boston, Massachusetts, 02109; President and Fellows of Harvard College is c/o Harvard Management Company, Inc., 600 Atlantic Avenue, Boston, Massachusetts, 02210; Brinson Partners, Inc. is 209 South LaSalle, Chicago, Illinois, 60604.

                     SUBMISSION OF SHAREHOLDER PROPOSALS

   In the event the Merger is not consummated for any reason, TFN will hold an annual meeting of its shareholders. In accordance with the rules of the Commission, certain shareholder proposals that are received by the Secretary of TFN at TFN's corporate headquarters a reasonable time before proxies are solicited by the TFN Board for such meeting must be included in the proxy statement and proxy relating to such meeting.

                                LEGAL OPINIONS

   The validity of the shares of IE Common Stock to be issued in the Merger will be passed upon for IE by Pepper, Hamilton & Scheetz, Philadelphia, Pennsylvania. Barry M. Abelson, a director and a member of the Executive Committee of the Board of Directors of IE, is a partner of Pepper, Hamilton & Scheetz. Mr. Abelson owns 42,900 shares of IE Common Stock and options to purchase an additional 40,000 shares.

                                   EXPERTS

   The consolidated financial statements as of January 28, 1995 and for each of the three years in the period ended January 28, 1995 and the related consolidated financial statement schedules of IE included in this Proxy Statement/Prospectus and the financial statement schedule included in the Registration Statement of which this Proxy Statement/Prospectus is a part have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, which is included herein (which report expresses an unqualified opinion), and have been so included in reliance upon the report of such firm given on the authority of said firm as experts in auditing and accounting.

   The consolidated financial statements and schedule of TFN as of December 31, 1994 and 1993, and for each of the years in the three-year period ended December 31, 1994, have been included in this Proxy Statement/Prospectus in reliance upon the report, appearing elsewhere herein, of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.


                                 DEFINITIONS

   As used in this Proxy Statement/Prospectus, the following terms shall have the meanings indicated:

   "Act" means the Ohio Control Share Acquisition Act set forth in Section 1701.831 of the ORC.

   "Affiliate" has the meaning set forth in Rule 145 under the Securities
Act.

   "Alternative Consideration" means the Conversion Number equal to the quotient that results from dividing $7.2468 by the Average Closing Price.

   "Antitrust Division" means the Antitrust Division of the Department of Justice.

   "Average Closing Price" means the average closing price of IE Common Stock as reported by Nasdaq during the 20 trading days ending on the second trading day prior to the Merger.

   "CCD" means IE's Company Center Division.

   "Commission" means the Securities and Exchange Commission.

   "Common Pleas Court" means the Court of Common Pleas in Hamilton County,
Ohio.

   "Company Combination Event" means any event whereby TFN shall have consummated, or entered into an agreement providing for, a merger of TFN with, sale of all or a substantial part of the assets of TFN to (excluding sales of inventory in the ordinary course of business) or any other business combination involving TFN with, any person or entity, including any group of persons or entities other than Mergerco or IE.

   "Conversion Number" means 0.6588, subject to adjustment as discussed elsewhere in this Proxy Statement/Prospectus.

   "Conversion Shares" means the number of shares of IE Common Stock which, immediately after the Effective Time, will be purchasable pursuant to outstanding options and warrants to purchase IE Common Stock (which, immediately prior to the Effective Time, represent options and warrants to purchase TFN Common Stock), based on a Conversion Number of 0.6588.

   "Credit Agreement" means the Secured Credit Agreement, dated as of September 9, 1993, by and among TFN, its subsidiaries and the Lenders.

   "Demand" means a demand for payment of the fair cash value of the Dissenter's Shares.

   "Dissenting Shares" means shares of TFN Common Stock held on the Record Date (other than Excluded Shares) whose holders dissent from the Merger and (in the event that the Merger Agreement is adopted and the Merger is consummated) demand in writing payment of the fair cash value of such shares in compliance with and by following the procedures under Section 1701.85.

   "Dissenting Shareholder" means any holder of TFN Common Stock who so desires is entitled to relief as a dissenting shareholder under Section 1701.85.

   "Effective Time" means the time the Merger becomes effective.

   "Exchange Act" means the Securities Exchange Act of 1934, as amended.

   "Excluded Shares" means shares of TFN Common Stock which are held by IE or Mergerco or a subsidiary of IE or in the treasury of TFN or any subsidiary of TFN.

   "FTC" means the Federal Trade Commission.

   "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

   "IBM Credit" means IBM Credit Corporation.

   "IE" means Intelligent Electronics, Inc., a corporation organized under the laws of the Commonwealth of Pennsylvania.

   "IE Articles" means IE's Articles of Incorporation, as amended.

   "IE By-Laws" means the By-Laws of IE.

   "IE Common Stock" means the shares of IE's Common Stock, par value $.01 per share.

   "Interested shares" means (A) shares in respect of which the voting power is controlled by any of the following persons: (i) an acquiring person (in this case, IE); (ii) any officer of TFN; and (iii) any employee who is also a director of TFN and (B) shares of TFN Common Stock that are acquired by any person after the date of the first public disclosure of the proposed Merger (in this case March 7, 1995) and the date of the Special Meeting, if either
(i) the aggregate consideration paid by such person, and any person acting in concert with him, for such shares of TFN Common Stock exceeds $250,000, or
(ii) the number of shares acquired by such person, and any person acting in concert with him, exceeds one-half of one percent of the outstanding shares of TFN Common Stock.

   "Lenders" means PNC Bank, Ohio, National Association, as Agent, The First National Bank of Chicago as Co-Agent and other participating banks who are parties to the Credit Agreement.

   "Merger" means the merger of Mergerco into TFN whereby TFN will be the surviving corporation and will be a wholly owned subsidiary of IE.

   "Merger Agreement" means the Agreement and Plan of Merger, dated April 28, 1995, among IE, TFN and Mergerco. A copy of the Merger Agreement is attached as Annex A to this Proxy Statement/Prospectus.

   "Mergerco" means IE Ohio Acquisition Corporation, a newly formed Ohio corporation and a wholly owned subsidiary of IE.

   "Merger Consideration" means (a) the number of whole shares of IE Common Stock determined by multiplying the number of shares of TFN Common Stock (other than Excluded Shares and Dissenting Shares) owned by each TFN Shareholder immediately prior to the Effective Time by the Conversion Number and (b) cash in lieu of any fractional shares of IE Common Stock which each TFN Shareholder would otherwise be entitled to receive.

   "Nasdaq" means The Nasdaq Stock Market.

   "Network" means network integrators which purchase information technology products, services and solutions from IE.

   "ORC" means the Ohio Revised Code.

   "Original Interested Party" means a company in the computer reseller industry which, in January 1994, indicated an interest to acquire or merge with TFN, which offer was rejected by the TFN Board.

   "Proxy Statement/Prospectus" means this Proxy Statement/Prospectus relating to the proposed Merger.

   "Record Date" means ------ , 1995.

   "Registration Statement" means the Registration Statement on Form S-4 together with any amendments, of which this Proxy Statement/Prospectus is a part.

   "Restructuring" means the definitive plan for company-wide restructuring announced by TFN on July 7, 1994.

   "Required Shareholder Vote" means the affirmative votes of the holders of
(i) a majority of the outstanding shares of TFN Common Stock, and (ii) a majority of the TFN Common Stock represented in person or by proxy at the Special Meeting (excluding any shares owned by IE, executive officers of TFN and directors of TFN who are also employees of TFN) in favor of the proposal to adopt the Merger Agreement.

   "Robinson-Humphrey" means The Robinson-Humphrey Company, Inc.

   "Securities Act" means the Securities Act of 1933, as amended.

   "Special Committee" means the special committee of the TFN Board consisting of the following three outside directors of TFN: Dennis J. Sullivan, Dudley S. Taft and William G. Kagler.

   "Special Meeting" means the meeting of the shareholders of TFN to be held on ------ , 1995, at 10:00 a.m. at The Harley Hotel, Suite ------ , 8020
Montgomery Road, Cincinnati, Ohio.

   "Surviving Corporation" means TFN after the completion of the Merger, which will thereafter be a wholly owned subsidiary of IE.

   "Termination Fee" means an amount equal to $1,500,000 which TFN shall be obligated to pay to IE if a Company Combination Event occurs on or prior to September 30, 1995, and the Merger Agreement is terminated as a result thereof.

   "TFN" means The Future Now, Inc., a corporation organized under the laws of the State of Ohio.

   "TFN Articles" means TFN's Articles of Incorporation, as amended.

   "TFN Board" means the Board of Directors of TFN.

   "TFN Common Stock" means the shares of Common Stock, no par value, of TFN.

   "TFN Regulations" means TFN's Code of Regulations.

   "TFN Shareholder" means a holder of TFN Common Stock.

                                MISCELLANEOUS

   It is expected that representatives of Price Waterhouse LLP, IE's independent public accountants, and KPMG Peat Marwick LLP, TFN's independent public accountants, will be present at the Special Meeting to respond to appropriate questions and to make a statement if they so desire.

   TFN knows of no matters to be presented at the Special Meeting other than the matters set forth in the attached Notice and this Proxy
Statement/Prospectus. However, if any other matters come before the Special Meeting, it is intended that the holder of the proxies will vote thereon in their discretion.

                                      By Order of the Board of Directors





                                      Norma Skoog, Secretary


8044 Montgomery Road
Suite 601
Cincinnati, Ohio 45236
August  , 1995

                        INDEX TO FINANCIAL INFORMATION

                                                                                                            Page Number
                                              Description                                                  In this Report
                                              -----------                                                  --------------
Intelligent Electronics, Inc.:
Report of Independent Accountants -- Price Waterhouse LLP  ...........................................           F-2
Consolidated Balance Sheet at January 28, 1995 and January 29, 1994  .................................           F-3
Consolidated Statement of Operations for the Years Ended January 28, 1995, January 29, 1994 and
  January 30, 1993 ...................................................................................           F-4
Consolidated Statement of Shareholders' Equity for the Years Ended January 28, 1995, January 29, 1994
  and January 30, 1993 ...............................................................................           F-5
Consolidated Statement of Cash Flows for the Years Ended January 28, 1995, January 29, 1994 and
  January 30, 1993 ...................................................................................           F-6
Notes to Consolidated Financial Statements  ..........................................................           F-7
Management's Discussion and Analysis of Financial Condition and Results of Operations for the Years
  Ended January 28, 1995 and January 29, 1994 ........................................................          F-17
Schedule VIII -- Valuation and Qualifying Accounts and Reserves  .....................................          F-20
Consolidated Balance Sheet at April 29, 1995 (unaudited) and January 28, 1995  .......................          F-21
Consolidated Statement of Operations for the Three Months Ended April 29, 1995 and April 30, 1994
  (unaudited) ........................................................................................          F-22
Consolidated Statement of Cash Flows for the Three Months Ended April 29, 1995 and April 30, 1994
  (unaudited) ........................................................................................          F-23
Notes to Consolidated Financial Statements  ..........................................................          F-24
Management's Discussion and Analysis of Financial Condition and Results of Operations for the Three
  Months Ended April 29, 1995 and April 30, 1994 .....................................................          F-26
The Future Now, Inc.:
Independent Auditors' Report -- KPMG Peat Marwick LLP  ...............................................          F-28
Consolidated Balance Sheets at December 31, 1994 and 1993  ...........................................          F-29
Consolidated Statements of Operations for the Years Ended December 31, 1994, 1993 and 1992  ..........          F-30
Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 1994, 1993 and 1992..          F-31
Consolidated Statements of Cash Flows for the Years Ended December 31, 1994, 1993 and 1992  ..........          F-32
Notes to Consolidated Financial Statements for the Years Ended December 31, 1994, 1993 and 1992  .....          F-33
Management's Discussion and Analysis of Financial Condition and Results of Operations for the Years
  Ended December 31, 1994 and 1993 ...................................................................          F-47
Schedule II -- Valuation and Qualifying Accounts  ....................................................          F-51
Consolidated Balance Sheets for the Quarter Ended March 31, 1995 (unaudited) and December 31, 1994  ..          F-52
Consolidated Statements of Operations for the Three Months Ended March 31, 1995 and 1994 (unaudited)..          F-53
Consolidated Statements of Shareholders' Equity for the Three Months Ended March 31, 1995 (unaudited).          F-54
Consolidated Statements of Cash Flows for the Three Months Ended March 31, 1995 and 1994 (unaudited)..          F-55
Notes to Consolidated Financial Statements for the Three Months Ended March 31, 1995 and 1994  .......          F-56
Management's Discussion and Analysis of Financial Condition and Results of Operations for the Three
  Months Ended March 31, 1995 and 1994. ..............................................................          F-61

                      REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders
Intelligent Electronics, Inc.

In our opinion, the consolidated financial statements listed in the accompanying index and appearing on pages F-3 through F-16 and on page F-20 present fairly, in all material respects, the financial position of Intelligent Electronics, Inc. and its subsidiaries at January 28, 1995 and January 29, 1994 and the results of their operations and their cash flows for each of the three years in the period ended January 28, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP


Philadelphia, Pennsylvania
April 12, 1995

                INTELLIGENT ELECTRONICS, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEET
                  (IN THOUSANDS, EXCEPT SHARE-RELATED DATA)

                                                                          January 28,     January 29,
                                                                             1995            1994
                                                                         -------------   -------------
                                Assets
Current assets:
     Cash and cash equivalents (including repurchase agreements of
        $14,381 in 1994) .............................................     $  69,027       $122,249
     Marketable securities available for sale  .......................         8,398         61,130
     Accounts receivable (net of allowance for doubtful accounts of
        $298 in 1995 and $398 in 1994) ...............................        77,890          9,524
     Inventory  ......................................................       364,606        251,044
     Prepaid expenses and other current assets  ......................         3,973          8,872
     Deferred income taxes  ..........................................        11,256          7,840
                                                                           ---------       --------
          Total current assets  ......................................       535,150        460,659
Property and equipment, net  .........................................        36,463         11,371
Intangible assets, primarily goodwill (net of accumulated
   amortization of $25,882 in 1995 and $21,124 in 1994) ..............        71,693         71,585
Investments in affiliates  ...........................................        18,692         30,096
Other assets  ........................................................         8,776          3,300
                                                                           ---------       --------
          Total assets  ..............................................     $ 670,774       $577,011
                                                                           =========       ========
                 Liabilities and Shareholders' Equity
Current liabilities:  ................................................
     Accounts payable  ...............................................     $ 467,109       $334,341
     Accrued liabilities  ............................................        36,181         21,025
                                                                           ---------       --------
          Total current liabilities  .................................       503,290        355,366
                                                                           ---------       --------
Other liabilities  ...................................................            --          2,795
Commitments and contingencies (Notes 5, 6, 12 and 13)  ...............            --             --
Shareholders' equity:
     Preferred stock $1.00 par value per share: Authorized 15,000,000
        shares, none issued and outstanding ..........................            --             --
     Common stock $.01 par value per share:
        Authorized 100,000,000 shares; issued: 39,519,949 in 1995 and
          39,310,439 in 1994  ........................................           395            393
     Additional paid-in capital  .....................................       221,312        219,107
     Treasury stock (8,326,200 shares in 1995 and 4,196,200 shares in
        1994) ........................................................      (105,677)       (57,181)
     Unrealized loss on marketable securities and investments  .......          (304)            --
     Retained earnings  ..............................................        51,758         56,531
                                                                           ---------       --------
          Total shareholders' equity  ................................       167,484        218,850
                                                                           ---------       --------
          Total liabilities and shareholders' equity  ................     $ 670,774       $577,011
                                                                           =========       =========

         See accompanying notes to consolidated financial statements.

                INTELLIGENT ELECTRONICS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENT OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                             Year ended
                                                           ----------------------------------------------
                                                             January 28,     January 29,     January 30,
                                                                1995            1994             1993
                                                            -------------   -------------    -------------
Revenues  ...............................................    $3,208,083      $2,646,102       $2,016,686
Cost of goods sold  .....................................     3,075,342       2,529,242        1,913,393
                                                             ----------      ----------       ----------
Gross profit  ...........................................       132,741         116,860          103,293
                                                             ----------      ----------       ----------
Operating expenses:
   Selling, general and administrative expenses .........        96,193          52,477           53,047
   Amortization of intangibles, primarily goodwill ......         4,758           4,721            4,921
                                                             ----------      ----------       ----------
     Total operating expenses............................       100,951          57,198           57,968
                                                             ----------      ----------       ----------
Income from operations  .................................        31,790          59,662           45,325
Other income (expense):
   Investment and other income, net .....................         4,374           5,144              475
   Interest expense .....................................        (1,238)           (901)          (7,420)
                                                             ----------      ----------       ----------
Income from continuing operations before provision for
   income taxes and equity in earnings (loss) of
   affiliate ............................................        34,926          63,905           38,380
Provision for income taxes  .............................        13,853          24,443           16,909
                                                             ----------      ----------       ----------
Income from continuing operations before equity in
   earnings (loss) of affiliate .........................        21,073          39,462           21,471
Equity in earnings (loss) of affiliate (net of tax
   expense/(benefit) of $(2,497), $981 and $365) ........       (13,013)          1,655              663
                                                             ----------      ----------       ----------
Income from continuing operations  ......................         8,060          41,117           22,134
Discontinued operation:
   Income (loss) from discontinued operation (net of tax
     benefit of $1,076 and $6,964)  .....................            --          (2,468)         (20,160)
   Gain on sale of BizMart (net of tax expense of $1,306)            --           4,276               --
                                                             ----------      ----------       ----------
Income before extraordinary item  .......................         8,060          42,925            1,974
Extraordinary item:
   Loss on early repayment of subordinated debt (net of
     tax benefit of $1,799)  ............................            --              --           (3,269)
                                                             ----------      ----------       ----------
Net income (loss)  ......................................    $    8,060      $   42,925       $   (1,295)
                                                             ==========      ==========       ==========
Earnings (loss) per common share and share equivalents:
   Continuing operations ................................    $     0.23      $     1.13       $     0.58
   Discontinued operation ...............................            --           (0.07)           (0.52)
   Sale of BizMart ......................................            --            0.12               --
   Extraordinary item ...................................            --              --            (0.09)
                                                             ----------      ----------       ----------
     Net income (loss) per share  .......................    $     0.23      $     1.18       $    (0.03)
                                                             ==========      ==========       ==========
Weighted average number of common shares and share
   equivalents outstanding: .............................        34,848          36,521           38,204

         See accompanying notes to consolidated financial statements.

                INTELLIGENT ELECTRONICS, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                  (IN THOUSANDS, EXCEPT SHARE-RELATED DATA)

                                                                           Unrealized
                                                                              loss                         Total
                                            Additional                    on marketable                   share-
                                 Common      paid-in        Treasury     securities and     Retained     holders'
                                 stock       capital          stock        investments      earnings      equity
                                --------   ------------    ------------   --------------   ----------   -----------
Balance at February 1, 1992       $366       $193,307                                       $ 95,606     $289,279
Issuance of 40,000 shares on
  exercise of warrants ......        1            189                                             --          190
Issuance of 328,860 shares
  on exercise of options and
  related tax benefit .......        3          3,246                                             --        3,249
Repurchase of 754,400 shares        --             --      $  (10,896)                            --      (10,896)
Net loss  ...................       --             --              --                         (1,295)      (1,295)
                                  ----       --------      ----------        ----           --------     --------
Balance at January 30, 1993        370        196,742         (10,896)                        94,311      280,527

Issuance of 120,000 shares
  on exercise of warrants ...        1            569              --                             --          570
Issuance of 2,229,285 shares
  on exercise of options and
  related tax benefit .......       22         21,796              --                             --       21,818
Repurchase of 3,441,800
  shares ....................       --             --         (46,285)                            --      (46,285)
Cash dividends ($2.24 per
  share) ....................       --             --              --                        (80,705)     (80,705)
Net income  .................       --             --              --                         42,925       42,925
                                  ----       --------      ----------        ----           --------     --------
Balance at January 29, 1994        393        219,107         (57,181)                        56,531      218,850

Issuance of 209,510 shares
  on exercise of options and
  related tax benefit .......        2          2,205              --                             --        2,207
Repurchase of 4,130,000
  shares ....................       --             --         (48,496)                            --      (48,496)
Cash dividends ($0.38 per
  share) ....................       --             --              --                        (12,833)     (12,833)
Unrealized loss on
  marketable securities and
  investments ...............       --             --              --       $(304)                --         (304)
Net income  .................       --             --              --          --              8,060        8,060
                                  ----       --------      ----------        ----           --------     --------
Balance at January 28, 1995       $395       $221,312       $(105,677)      $(304)          $ 51,758     $167,484
                                  ====       ========       =========       =====           ========     ========


         See accompanying notes to consolidated financial statements.

                INTELLIGENT ELECTRONICS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENT OF CASH FLOWS
                                (IN THOUSANDS)

                                                                           Year ended
                                                         ----------------------------------------------
                                                           January 28,     January 29,     January 30,
                                                              1995            1994             1993
                                                          -------------   -------------    -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income (loss) ..................................     $   8,060       $  42,925       $  (1,295)
   Adjustments to reconcile net income (loss) to net
     cash provided by (used for) operating activities:
   Depreciation and amortization ......................        10,108           9,279           9,196
   (Provision) benefit for deferred taxes .............        (6,206)         (3,071)          1,146
   Provision for losses on trade receivables ..........           336             375             381
   Provision for write-down of inventory ..............         1,796           1,541           1,563
   Provision for litigation and arbitration matters ...         9,000              --              --
   Loss from discontinued operation ...................            --           2,468          20,160
   Gain on sale of CCD ................................            --              --             (43)
   Gain on sale of BizMart ............................            --          (4,276)             --
   Equity in (earnings) loss of affiliate .............        15,510          (2,636)         (1,028)
   Extraordinary item, loss on early repayment of
     subordinated debt  ...............................            --              --           3,462
   Changes in assets and liabilities excluding effects
     of business acquisitions and sales:
   Accounts receivable ................................       (46,027)         (1,489)         (4,057)
   Inventory ..........................................      (110,620)        (57,047)        (32,223)
   Other current assets ...............................         2,159         (10,895)         (1,454)
   Accounts payable ...................................       132,964          30,204          42,020
   Accrued liabilities ................................         6,224             784          (6,758)
                                                            ---------       ---------       ---------
   Net cash provided by operating activities ..........        23,304           8,162          31,070
                                                            ---------       ---------       ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchases of marketable securities .................       (31,709)       (154,400)             --
   Sales and maturities of marketable securities ......        84,164          93,270              --
   Acquisition of property and equipment, net .........       (28,001)         (7,402)         (4,571)
   Purchase of net assets of franchised centers .......       (39,101)             --              --
   Proceeds from sale of BizMart ......................            --         275,236              --
   Proceeds from sale of CCD ..........................            --              --           2,340
   Repayment of note receivable from affiliate ........            --              --          27,850
   Investments in and loans to affiliates .............        (2,162)        (10,247)             --
   Other ..............................................          (762)           (804)           (804)
                                                            ---------       ---------       ---------
   Net cash provided by (used for) investing activities       (17,571)        195,653          24,815
                                                            ---------       ---------       ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Repayments of subordinated debt ....................            --         (17,500)        (12,500)
   Common stock repurchased ...........................       (48,496)        (55,375)         (1,806)
   Cash dividends paid ................................       (12,523)        (77,896)             --
   Proceeds from exercise of stock options ............         2,207          21,818           3,249
   Proceeds from exercise of warrants .................            --             570             190
   Reduction in capital lease obligations .............          (143)           (119)           (317)
                                                            ---------       ---------       ---------
   Net cash used for financing activities .............       (58,955)       (128,502)        (11,184)
                                                            ---------       ---------       ---------
   Net cash provided by (used for) continuing
     operations  ......................................       (53,222)         75,313          44,701
   Cash used for discontinued operation ...............            --          (5,562)        (56,693)
                                                            ---------       ---------       ---------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS  .       (53,222)         69,751         (11,992)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD  .....       122,249          52,498          64,490
                                                            ---------       ---------       ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD  ...........     $  69,027       $ 122,249        $ 52,498
                                                            =========       =========       =========


         See accompanying notes to consolidated financial statements.

                        INTELLIGENT ELECTRONICS, INC.
                               AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               (DOLLARS IN THOUSANDS EXCEPT SHARE-RELATED DATA)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Business

   IE provides information technology products, services and solutions to its network of more than 2,500 integrators ("Network"), and to large and small corporate customers, educational institutions and governmental agencies. As a leading supplier of premium brand technology products in the United States, IE provides business solutions to its customers through innovative product management, sales demand generation programs and logistics services. The principal products sold by IE include microcomputer systems, workstations, networking and telecommunications equipment and software. On March 4, 1993, IE sold BizMart, Inc. ("BizMart") and accordingly, BizMart is treated as a discontinued operation in the accompanying financial statements (See Note 3). Unless otherwise indicated, amounts and disclosures referred to herein relate to continuing operations.

  Principles of Consolidation

   The consolidated financial statements include the accounts of IE and its subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

  Definition of Fiscal Year

   The fifty-two week periods ended January 28, 1995, January 29, 1994 and January 30, 1993 are referred to herein as "fiscal 1994," "fiscal 1993" and "fiscal 1992," respectively.

  Cash, Cash Equivalents and Marketable Securities

   Cash and cash equivalents comprise IE's cash balances and short-term investments with an initial maturity of less than ninety days and include money-market funds, commercial paper and repurchase agreements. Short-term investments totaled $69,548 and $121,956 at January 28, 1995, and January 29, 1994, respectively. With respect to repurchase agreements, IE requires specific assignment of securities as collateral for such investments, but does not take possession of the collateral. The carrying amount of cash, short-term investments and marketable securities approximates fair market value due to the short-term maturity of these instruments.

   In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115 ("FAS 115"), Accounting for Certain Investments in Debt and Equity Securities, effective for fiscal years beginning after December 15, 1993. FAS 115 requires certain investments in debt and equity securities be classified into one of three categories: held-to-maturity, available-for-sale, or trading. IE adopted FAS 115 on January 30, 1994. Adoption of this statement did not have a material effect on the financial position or results of operations of IE; however, certain amounts in the January 29, 1994 Consolidated Balance Sheet have been reclassified for comparative purposes.

  Inventory

   Inventory consists of microcomputers, related peripheral products and software, and is valued at the lower of cost (first-in, first-out) or market.

  Property and Equipment

   Property and equipment are carried at cost. The cost of additions and improvements is capitalized, while maintenance and repairs are charged to operations when incurred. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets (three to ten years). Leasehold improvements are amortized over the shorter of their useful lives

                        INTELLIGENT ELECTRONICS, INC.
                               and Subsidiaries

                  Notes to Consolidated Financial Statements
         (Dollars in thousands except share-related data), (Continued)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  -- (Continued)

or the remaining lease term. Leases meeting the capitalization requirements of FAS 13 are capitalized and depreciated over the lease term. Depreciation expense totaled $5,351 ($1,154 included in cost of goods sold), $4,558 ($783 included in cost of goods sold) and $3,680 for fiscal 1994, 1993 and 1992, respectively. Accumulated depreciation totaled $14,791 at January 28, 1995 and $14,872 at January 29, 1994.

   IE 2000 is a project designed to transform IE to a process-driven model. Certain costs associated with IE 2000, including purchased software, outside consulting fees for custom software development and related incremental internal costs are being capitalized and will be amortized over the estimated useful life of the software. Approximately $8 million was capitalized pursuant to IE 2000 at January 28, 1995. The project is expected to be completed by the end of fiscal 1996.

  Goodwill

   Goodwill, resulting from acquisitions accounted for under the purchase method, is amortized using the straight-line method generally over a 20-year period.

  Revenue Recognition

   Revenue is recognized upon shipment of products or performance of services. Revenue from the granting of individual franchises is recognized when all significant obligations have been performed. Revenues and total operating costs related to company-owned centers were $9,897 and $10,197, respectively for fiscal 1994 (See Note 2), and $86,223 and $85,212, respectively, for fiscal 1992 (See Note 4). Funds received from vendors for marketing programs and product rebates are accounted for as revenue, a reduction of selling, general and administrative expenses or product cost according to the nature of the program.

  Investment and Other Income

   Investment income includes interest and dividend income and realized gains and losses on marketable securities. Total interest and dividend income was $4,062, $5,241 and $1,086 for fiscal 1994, fiscal 1993 and fiscal 1992, respectively.

  Income Taxes

   IE accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 ("FAS 109"). Pursuant to FAS 109, deferred tax assets and liabilities are recorded for temporary differences which enter into the determination of taxable income in different periods for financial reporting and income tax purposes.

  Earnings (Loss) Per Share

   Primary earnings (loss) per share is computed using the weighted average number of common shares and dilutive common share equivalents outstanding based on the average market price during the period. The amount of dilution is computed by application of the treasury stock method. Fully diluted earnings (loss) per share is computed in substantially the same manner, but includes the dilutive effect of all issuable shares, based on the market price at the end of the period, whether or not they are common share equivalents. Treasury stock transactions are recorded on their trade date and reduce weighted average shares outstanding from that date.

(2) ACQUISITIONS

   On December 30, 1994, IE purchased certain assets of branch locations in five major-metropolitan cities from TFN, an equity affiliate, member of the Network and publicly traded company (See Note 4). The aggregate purchase price was approximately $39,101 and was accounted for by the purchase method. The aggregate purchase price was allocated to the assets and liabilities assumed based on their estimated fair market values as follows:

                        INTELLIGENT ELECTRONICS, INC.
                               and Subsidiaries

                  Notes to Consolidated Financial Statements
       (Dollars in thousands except share-related data), (Continued)

(2) ACQUISITIONS  -- (Continued)

               Accounts receivable  ......   $23,000
               Inventory  ................     4,936
               Property and equipment  ...     2,714
               Goodwill  .................     8,838
               Other assets  .............        13
               Other current liabilities..      (400)
                                             -------
               Total purchase price  .....   $39,101
                                             =======


   These locations are operated by TFN under a management agreement. The acquisition of these locations had no material effect on the consolidated results of operations in fiscal 1994.

(3) DISCONTINUED OPERATION AND SALE OF BIZMART

   On June 19, 1991, IE acquired BizMart, a national chain of office products supercenters, for an aggregate purchase price of $195,796 including transaction costs. BizMart operations included the sale of traditional office products, microcomputers and related equipment. IE accounted for the acquisition using the purchase method. On March 4, 1993, IE sold BizMart to OfficeMax, Inc. ("OfficeMax") and received a cash payment totaling $275,236, including the purchase price, as defined, of $269,770 and repayment of other amounts, consisting principally of intercompany advances after November 28, 1992. The aggregate sale proceeds less the carrying value of net assets sold and costs related to the sale resulted in a gain before tax of $5,582. The effective tax rate for the sale of BizMart varies from the effective tax rate for the discontinued operation due to differences between the tax bases of assets sold and their amounts for financial reporting purposes.

   Results of BizMart's operations have been reported separately as a discontinued operation in the accompanying Consolidated Statement of Operations. BizMart's operating results excluded from continuing operations are summarized as follows:

                                            Fiscal        Fiscal
                                             1993          1992
                                         -----------   -----------
     Net sales  .......................     $60,193      $634,962
     Costs and expenses  ..............      63,737       662,086
                                            -------      --------
     Loss before taxes  ...............      (3,544)      (27,124)
     Income tax benefit  ..............      (1,076)       (6,964)
                                           --------      --------
     Loss from discontinued operation      $ (2,468)     $(20,160)
                                            ========     ========


   BizMart was included in the consolidated federal and certain state income tax returns of IE. For financial reporting purposes, income tax expense (benefit) was provided on a separate return basis except that the benefit of net operating losses was measured on a consolidated basis.

(4) SALE OF COMPANY CENTER DIVISION AND INVESTMENTS IN AFFILIATES

   On May 15, 1992, IE sold certain assets of its Bellevue, WA center to Random Access, Inc. ("RA"), a member of the Network and publicly traded company. The consideration received consisted of $400 cash and 92,500 (as adjusted for a reverse two-for-one stock split on June 28,1993) newly issued unregistered shares representing approximately 1% of RA common stock. IE accounts for its investment in RA common stock as available-for-sale in accordance with FAS 115, and accordingly, the carrying value is recorded at fair market value with changes in fair value recorded in shareholders' equity. At January 28, 1995, the aggregate market value, based on RA's quoted market price, of IE's investment in RA was approximately $278.

                        INTELLIGENT ELECTRONICS, INC.
                               and Subsidiaries

                  Notes to Consolidated Financial Statements
         (Dollars in thousands except share-related data), (Continued)

(4) SALE OF COMPANY CENTER DIVISION AND INVESTMENTS IN AFFILIATES  - (Continued)

   On July 2, 1992, IE sold substantially all of the remaining operations of its Company Center Division ("CCD") to TFN. The consideration received by IE consisted of 1,638,377 newly issued unregistered shares of TFN Common Stock valued at $16,589, or $10.12 per share, repayment of intercompany obligations ($27,850), warrants valued at $263 to purchase 184,498 shares of TFN Common Stock at an average exercise price of $10.06 per share, and a cash payment of $1,940.

   The aggregate sale proceeds from the above transactions less the carrying value of net assets sold and costs related to the sales resulted in a gain before tax of $43. An incremental tax charge of approximately $1,700, arising from differences between the tax bases of assets sold and their amounts for financial reporting purposes, is included in IE's provision for income taxes for fiscal 1992.

   In March 1993, TFN completed a public offering which reduced IE's equity interest in TFN to 24.3%. In October 1993, IE purchased an additional 681,447 newly issued unregistered shares of TFN Common Stock raising IE's equity interest to 31.1%. IE accounts for its investment in TFN using the equity method. At January 28, 1995, the carrying value of IE's investment in TFN was approximately $17,852 and the aggregate market value, based on TFN's quoted market price, was approximately $10,841, which management views as a temporary decline in value.

   Summarized financial information for TFN is as follows:

                                   Fiscal        Fiscal
                                    1994          1993
                                    -----         ----

     Current assets  .........    $181,377      $223,850
     Non-current assets  .....      48,000        66,709
     Current liabilities  ....     193,263       132,150
     Non-current liabilities         2,825        80,649
     Revenues  ...............     795,736       701,834
     Gross profit  ...........     116,946       113,489
     Net income (loss)  ......     (44,988)        9,303



   IE sells products to TFN pursuant to a franchise agreement which expires in the year 2000. This agreement may be terminated by TFN upon 90 days notice and payment of certain amounts. During fiscal 1994, 1993 and 1992, sales to TFN approximated $506,000, $427,000 and $212,000, respectively, representing approximately 16%, 16% and 10%, respectively, of IE's consolidated revenues from continuing operations.

   On March 6, 1995, IE signed a letter of intent to acquire all the remaining shares of TFN Common Stock, in a stock-for-stock merger transaction. Based on the exchange ratio set forth in the letter of intent, TFN shareholders will receive .6588 shares of IE Common Stock in exchange for each share of TFN Common Stock. The transaction is subject to the completion of due diligence, the execution of a definitive agreement and other customary conditions and approvals, including approval by TFN's shareholders.

(5) CREDIT FACILITIES

   On April 18, 1989, IE issued to certain institutional investors Subordinated Notes in the aggregate principal amount of $30,000 and used net proceeds therefrom to reduce existing borrowings and for working capital purposes. Interest on the Subordinated Notes was payable quarterly at 13.25% per annum. On January 11, 1993 and February 24, 1993, IE prepaid principal of $12,500 and $17,500, respectively, to retire the Subordinated Notes in full. Pursuant to terms outlined in the Subordinated Notes Agreement, IE paid accrued interest

                        INTELLIGENT ELECTRONICS, INC.
                               and Subsidiaries

                  Notes to Consolidated Financial Statements
         (Dollars in thousands except share-related data), (Continued)

(5) CREDIT FACILITIES  -- (Continued)

and a prepayment premium totaling $4,454 in connection with the early repayment of the Subordinated Notes. The prepayment premium, together with unamortized deferred financing costs and loan discount are reflected as an extraordinary item, net of the related tax benefit, in the Consolidated Statement of Operations in fiscal 1992.

   IE and its subsidiaries have agreements with various lenders and other creditors to finance product purchases from vendors and for working capital requirements. Amounts outstanding for inventory financing are included in accounts payable on the Consolidated Balance Sheet. One such agreement with a finance company provides a total credit line of $170,000 for both inventory financing and general working capital requirements. Approximately, $106,800 and $23,200 were available under this credit line at January 28, 1995 and January 29, 1994, respectively. In connection with these arrangements, such creditors have a lien on all of IE's assets at January 28, 1995. In addition, certain of these arrangements impose financial covenants relating to working capital, net worth, current ratio, liabilities to net worth and earnings.

(6) LEASE OBLIGATIONS

   IE has noncancelable operating leases for offices, warehouse facilities, and equipment that expire over the next ten years. Most of the facilities' leases include renewal options and certain of the equipment leases have purchase options. Rent expense recorded for fiscal 1994, fiscal 1993 and fiscal 1992 amounted to $6,020, $3,836, and $3,947, respectively.

   Future minimum lease payments under noncancelable operating leases are as follows:


                     Fiscal Year       Amount
                     -----------       ------
                     1995  ........    $ 6,258
                     1996  ........      5,056
                     1997  ........      4,450
                     1998  ........      4,122
                     1999  ........      4,122
                     Thereafter  ..     12,979

   IE is guarantor of certain real estate leases of BizMart. OfficeMax has indemnified IE against potential losses which may result pursuant to such guarantees.

(7) CAPITAL STOCK

   On April 18, 1989, in connection with the issuance of the Subordinated Notes (See Note 5), IE granted warrants for the purchase of 1,200,000 shares of IE Common Stock at an exercise price of $4.75 per share, exercisable until April 30, 1995, subject to adjustment under certain circumstances. The value of these warrants ($1,090) was credited to paid-in capital and was charged to interest expense over the term of the loan. Shares of IE Common Stock have been issued pursuant to the exercise of 120,000 warrants during fiscal 1993, 40,000 warrants during fiscal 1992 and the remaining 1,040,000 warrants prior to fiscal 1992.

   The Board of Directors of IE has authorized the repurchase of up to 13.6 million shares, in open-market transactions, of IE Common Stock. As of January 28, 1995, IE has repurchased approximately 8.3 million shares at a cost of approximately $105,677.

                        INTELLIGENT ELECTRONICS, INC.
                               and Subsidiaries

                  Notes to Consolidated Financial Statements
         (Dollars in thousands except share-related data), (Continued)

(7) CAPITAL STOCK  -- (Continued)

  Stock Options

   IE has a non-qualified stock option plan for employees and directors which permits the granting of options to purchase an aggregate of eight million shares of IE Common Stock to employees and directors of IE. This plan is intended to provide an incentive for employees to maximize their efforts and enhance the success of IE. Options are generally granted at option prices equivalent to fair market value on the date of grant. The options are generally exercisable commencing one year after the date of grant in five equal annual installments (unless otherwise provided in the grant) and expire six to ten years after the date of grant, subject to earlier termination and other rules relating to the cessation of employment.

   Changes in stock options are summarized as follows:

                                           Number of      Option price
                                            shares       Range per share
                                         -------------   ---------------

Balance outstanding February 1, 1992 .     4,956,400      $ 1.25-$15.50
   Granted ...........................       450,000      $10.25-$24.25
   Exercised .........................      (278,860)     $ 1.25-$11.50
   Canceled ..........................      (891,240)     $ 2.85-$24.25
                                          ----------      -------------

Balance outstanding January 30, 1993 .     4,236,300      $ 1.56-$15.50
   Granted ...........................     1,014,100      $15.00-$24.88
   Exercised .........................    (1,977,160)     $ 1.56-$15.50
   Canceled ..........................      (666,300)     $ 5.81-$17.00
                                          ----------      -------------

Balance outstanding January 29, 1994..     2,606,940      $ 2.85-$24.88
   Granted ...........................       945,300      $13.25-$24.00
   Exercised .........................      (208,070)     $ 2.85-$15.50
   Canceled ..........................      (233,780)     $ 7.63-$24.00
                                          ----------      -------------

Balance outstanding January 28, 1995 .     3,110,390      $ 5.75-$24.88
                                          ==========      =============

   As of January 28, 1995, there were 972,858 options exercisable under the employee and director stock option plan at exercise prices ranging from $5.75 to $24.88 per share.

   On February 25, 1995, the Board of Directors of IE authorized the repricing of all outstanding options with exercise prices in excess of $13.25 per share to $13.25 per share. As of that date, 2,067,370 options were repriced, of which 345,158 were exercisable at January 28, 1995.

   IE also has a non-qualified stock option plan which permits the granting of options to purchase an aggregate of two million shares of IE Common Stock to franchisees of IE. This plan is intended to reward franchisees' performance and commitment to IE. Options are generally granted at option prices equivalent to fair market value on the date of grant. The options are generally exercisable commencing one year after the date of the grant in five equal annual installments. The options expire six years after the date of grant, subject to earlier termination and other rules relating to default under the terms of the franchise agreement. As of January 28, 1995, there were 141,635 options outstanding under this plan. Of this amount, 81,915 were exercisable at prices ranging from $5.81 to $14.75 per share.

   IE granted 200,000 options (100,000 each in May 1990 and May 1989) to an outside advisor to the Board of Directors of IE with the same general terms and conditions as those in the non-qualified stock option plan for employees and directors. At January 28, 1995, 100,000 of these options were outstanding. In addition, 200,000 options were granted to an officer of BizMart in connection with the June 1991 acquisition, of which 50,000 were exercised on March 17, 1992 and 150,000 were exercised during fiscal 1993.

                        INTELLIGENT ELECTRONICS, INC.
                               and Subsidiaries

                  Notes to Consolidated Financial Statements
         (Dollars in thousands except share-related data), (Continued)

(7) CAPITAL STOCK  - (Continued)

   As of January 28, 1995, shares of IE Common Stock are reserved for issuance for the following purposes:
                                                        Shares
                                                        ------
  Exercise of employee and director stock options      4,088,650
  Exercise of franchisee stock options  ...........    1,933,435
  Exercise of other stock options  ................      100,000
                                                     -----------
  Total  ..........................................    6,122,085
                                                     ===========

   In April 1995, IE's Board of Directors adopted the 1995 Long-Term Incentive Plan, which was subsequently approved by shareholders at the Annual Shareholders' Meeting held on June 8, 1995, permitting the grant of stock, stock-related and performance-based awards to employees and directors of IE. A total of 5 million shares of IE Common Stock have been reserved for grant under the 1995 Long-Term Incentive Plan.

(8) INCOME TAXES

   The provision for income taxes consists of the following:

                          Current      Deferred        Total
                          -------      --------        -----
Fiscal 1994
   Federal ...........    $19,011       $ (5,923)     $13,088
   State .............      1,109           (344)         765
                          -------       --------      -------
     Total  ..........    $20,120       $ (6,267)     $13,853
                          =======       ========      =======
Fiscal 1993
   Federal ...........    $24,900       $ (2,916)     $21,984
   State .............      2,803           (344)       2,459
                          -------       --------      -------
     Total  ..........    $27,703       $ (3,260)     $24,443
                          =======       ========      =======
Fiscal 1992
   Federal ...........    $12,891       $  3,191      $16,082
   State .............        813             14          827
                          -------       --------      -------
     Total ...........    $13,704       $  3,205      $16,909
                          =======       ========      =======

   Deferred income tax balances, and the deferred component of the provision for income taxes, relate to the following cumulative temporary differences:

                                          January 28,     January 29,
                                             1995            1994
                                         -------------   -------------
 Inventory  ...........................      $ 2,107         $1,879
 Accounts receivable reserves  ........          363            490
 Acquisition and sale accruals  .......        2,457          3,378
 Employee benefits  ...................          851            834
 Depreciation  ........................          592            537
 Litigation and related contingencies          3,266             --
 Other accruals  ......................        1,620            722
                                             -------         ------
  Deferred tax asset  .................      $11,256         $7,840
                                             =======         ======
 Deferred gain on sale of CCD  ........      $    --         $  989
 Equity in earnings of affiliate  .....           --          1,372
 Other  ...............................           --            429
                                             -------         ------
 Non-current deferred tax liability  .       $    --         $2,790
                                             =======         ======

                        INTELLIGENT ELECTRONICS, INC.
                               and Subsidiaries

                  Notes to Consolidated Financial Statements
       (Dollars in thousands except share-related data), (Continued)

(8) INCOME TAXES  - (Continued)

   A reconciliation of the federal statutory income tax rate to the effective income tax rate is as follows:
                                                Fiscal     Fiscal     Fiscal
                                                 1994       1993       1992
                                               --------   --------    --------

Federal statutory rate  ....................     35.0%      35.0%      34.0%
State income taxes, net of federal benefit        1.4        2.5        1.4
Amortization of intangibles  ...............      4.9        2.7        4.6
Basis difference from sale of CCD  .........       --         --        4.6
Tax-exempt investment income  ..............     (2.0)      (2.1)        --
Other  .....................................      0.4        0.1       (0.5)
                                                 ----       ----       ----
                                                 39.7%      38.2%      44.1%
                                                 ====       ====       ====

(9) SUPPLEMENTAL CASH FLOW INFORMATION

   IE's non-cash investing and financing activities and cash payments for interest and income taxes were as follows:

                                                Fiscal     Fiscal      Fiscal
                                                 1994       1993        1992
                                              ---------   ---------   --------
Details of acquisitions:
   Fair value of assets acquired ...........    $39,501        --          --
   Liabilities assumed .....................        400        --          --
Details of other investing activities:
   Common stock and warrants received from
     sale of CCD  ..........................        --         --     $17,146
Details of other financing activities:
   Accrual for repurchase of IE Common Stock        --         --       9,090
   Accrual of dividends declared ...........     3,119    $ 2,809          --
Cash paid during the year for:
   Interest ................................     1,518        767      10,099
   Income taxes ............................    19,865     22,833      11,559

(10) MAJOR SUPPLIERS

   IE has authorized dealership or distributorship agreements with various manufacturers. Products from certain of these manufacturers comprised the following percentages of IE's revenues during fiscal 1994, fiscal 1993 and fiscal 1992:
                                  Fiscal       Fiscal       Fiscal
                                   1994         1993         1992
                                ----------   ----------    ----------
IBM Corp.  ..................       15%          15%          18%
Compaq Computer Corp.  ......       25%          25%          18%
Apple Computer, Inc.  .......       12%          18%          22%
Hewlett-Packard Company  ....       24%          22%          20%

(11) EMPLOYEE BENEFIT PLAN

   IE has a 401(k) Tax Deferred Savings Plan (the "Plan") permitting eligible employees to defer a portion of their total compensation through contributions to the Plan. Until February 1992, IE matched $0.50 for each dollar contributed by participants subject to certain limitations. Employer matching contributions were temporarily suspended during fiscal 1992 and were reinstated on February 1, 1993. IE's contributions under the Plan for fiscal 1994, fiscal 1993 and fiscal 1992 were $426, $313 and $162, respectively.

                        INTELLIGENT ELECTRONICS, INC.
                               and Subsidiaries

                  Notes to Consolidated Financial Statements
         (Dollars in thousands except share-related data), (Continued)

(12) COMMITMENTS

   IE and its subsidiaries have arrangements with five finance companies which provide inventory financing facilities for its Network. IE monitors the financial stability of the finance companies and requires payment within two days of product shipment. If these arrangements are terminated, IE would have to develop alternative financing arrangements. In conjunction with these arrangements, IE has inventory repurchase agreements with the finance companies that would require it to repurchase certain inventory which might be repossessed from the Network by the finance companies. To date, such repurchases have been insignificant.

   On October 22, 1993, IE executed a $20 million guarantee to an inventory finance company on behalf of TFN, which remained outstanding at January 28, 1995.

(13) CONTINGENCIES

   In December 1994, several purported class action lawsuits were filed in the United States District Court for the Eastern District of Pennsylvania (Civil Action Nos. 94-3753, 94-CV-7410, 94-CV-7388, and 94-CV-7405) against IE and certain directors and officers; these lawsuits have been consolidated with a class action lawsuit filed several years ago against IE, certain directors and officers, and IE's auditors (who are not named in the most recent complaint) in the United States District Court for the Eastern District of Pennsylvania (Civil Action No. 92-CV-1905). A purported derivative lawsuit was also filed in December 1994 in the Court of Common Pleas of Philadelphia County (No. 803) against IE and certain of its directors and officers. These lawsuits allege violations of certain disclosure and related provisions of the federal securities laws and breach of fiduciary duties, including allegations relating to IE's practices regarding vendor marketing funds, and seek damages in unspecified amounts as well as other monetary and equitable relief. In addition, IE is subject to a Securities and Exchange Commission investigation. IE believes that all such allegations and lawsuits are without merit and intends to defend against them vigorously. While management of IE, based on its investigation of these matters and consultations with counsel, believes resolution of these matters will not have a material adverse effect on IE's financial position, the ultimate outcome of these matters cannot presently be determined.

   In addition, IE is involved in various litigation and arbitration matters in the ordinary course of business. IE believes that it has meritorious defenses in and is vigorously defending against all such matters.

   During fiscal 1994, based in part on the advice of legal counsel, IE established a reserve of $9 million in respect of all litigation and arbitration matters. Although the aggregate amount of the claims may exceed the amount of the reserve, management believes that the resolution of these matters will not have a material adverse effect on IE's financial position or results of operations in any subsequent period.

                        INTELLIGENT ELECTRONICS, INC.
                               and Subsidiaries
                  Notes to Consolidated Financial Statements

         (Dollars in thousands except share-related data), (Continued)

(14) QUARTERLY FINANCIAL DATA (UNAUDITED)

   Selected quarterly financial data for fiscal 1994 and fiscal 1993, is as follows:

                                        First        Second         Third         Fourth         Fiscal
Fiscal 1994                            Quarter       Quarter       Quarter       Quarter          Year
-----------                            -------       -------       -------       -------         ------
Revenues  ........................   $762,314      $793,274      $831,122      $821,373      $3,208,083
Gross profit  ....................     35,467        37,974        25,314        33,986         132,741
Net income (loss)  ...............     12,793         2,695        (3,020)       (4,408)          8,060
Earnings (loss) per share  .......   $   0.36      $   0.08      $  (0.09)     $  (0.14)     $     0.23
Fiscal 1993
----------------
Revenues  ........................   $616,948      $613,245      $675,902      $740,007      $2,646,102
Gross profit  ....................     25,785        26,809        30,156        34,110         116,860
Loss from discontinued operation       (2,468)           --            --            --          (2,468)
Sale of BizMart  .................      6,298            --            --        (2,022)          4,276
Net income  ......................     12,151         9,194        10,851        10,729          42,925
Earnings (loss) per share:  ......
   Continuing operations .........   $   0.23      $   0.26      $   0.30      $   0.35      $     1.13
   Discontinued operation ........      (0.07)           --            --            --           (0.07)
   Sale of BizMart ...............       0.17            --            --         (0.05)           0.12
                                     --------      --------      --------      --------      ----------
   Net income ....................   $   0.33      $   0.26      $   0.30      $   0.30      $     1.18
                                     ========      ========      ========      ========      ==========


   The sum of the quarterly net earnings per share amounts does not equal the annual amount reported, as per share amounts are computed independently for each quarter and for the full year based on respective weighted average common shares and share equivalents outstanding.

   The results of operations for the third quarter of 1994 include a pre-tax charge of $5 million relating to an inventory related write-off and approximately $9 million of costs incurred in connection with the elimination of certain peripheral ventures and the implementation of IE 2000. The results of operations for the fourth quarter of 1994 include a pre-tax charge of $9 million to establish a reserve in respect of all litigation and arbitration matters.

                INTELLIGENT ELECTRONICS, INC. AND SUBSIDIARIES

              MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                     CONDITION AND RESULTS OF OPERATIONS

RESULTS OF CONTINUING OPERATIONS

FISCAL 1994 COMPARED TO FISCAL 1993

   Revenues for the year ended January 28, 1995 ("fiscal 1994") were $3.2 billion compared to $2.6 billion for the year ended January 29, 1994 ("fiscal 1993"), representing an increase of 21%. The addition of new network integrators, continued demand from existing network integrators for premium brand name and advanced technology products and industry growth were primarily responsible for the increase in revenues. However, IE believes that operating inefficiencies caused by systems stresses and outages, discussed below, during the last half of fiscal 1994 caused a loss of potential sales.

   Gross profit as a percentage of revenues decreased to 4.1% for fiscal 1994 compared to 4.4% for fiscal 1993. The decrease in gross margin percent is primarily attributable to intensified competitive pricing pressures as certain manufacturers expanded their distribution channels and the impact of management information systems stresses and outages, offset in part as a result of taking advantage of purchasing and early payment discount opportunities and by the higher volume of revenues generated from higher margin advanced technology products. The systems-related stresses and outages were caused by the cumulative effect of operating out of multiple warehouses, the addition of new vendors and SKU's and the expansion of on-line services to IE's network integrators. This resulted in reduced customer service levels and unfavorably impacted gross margins as IE reduced prices to customers, incurred inventory losses, and incurred additional freight costs to expedite shipments. Although IE does not expect the inventory-related losses to recur, it believes that the other factors adversely impacting gross margins are likely to continue for the foreseeable future.

   Selling, general and administrative expenses increased to $96.2 million (3.0% of revenues) for fiscal 1994 from $52.5 million (2.0% of revenues) for fiscal 1993. The increase was primarily due to costs to service the higher volume of revenues and to support new programs, vendors and SKU's; systems stresses and outages and related inefficiencies; a $9 million reserve for litigation and arbitration matters; and approximately $9 million of costs incurred in connection with the elimination of certain peripheral ventures noted below and the implementation of IE 2000, including costs associated with personnel reductions, closing and consolidating facilities, relocating personnel and consultant fees. IE 2000 is a project designed to transform IE to a process-driven model. IE expects future annualized cost savings of approximately $10 million as a result of IE 2000 together with the elimination of certain peripheral ventures. IE expects costs associated with the transformation project and operating inefficiencies to continue through the middle of fiscal 1995.

   During fiscal 1994, IE closed its cable television programming operation, discontinued its direct fulfillment agreement with a third-party and sold substantially all of its wireless telecommunications operation. In fiscal 1994 and fiscal 1993, revenues from these eliminated peripheral ventures were less than 1% of consolidated revenues and operating losses were $4.3 million and $1.3 million, respectively. These eliminations were substantially completed in the fourth quarter of fiscal 1994.

   Investment and other income decreased from fiscal 1993 to fiscal 1994 primarily due to less investable cash as a result of the use of IE's available cash for payment of cash dividends and repurchases of IE Common Stock. Interest expense increased as IE used its available inventory financing arrangements to finance inventory purchases.

   During fiscal 1994, TFN announced the implementation of a company-wide restructuring, which included the closing and consolidation of duplicate facilities. For fiscal 1994, IE recognized an after-tax loss of $13 million as its equity in TFN's net loss compared to after-tax income of $1.7 million for fiscal 1993 (See Note 4 to the consolidated financial statements).

   IE's effective tax rate increased to 39.7% for fiscal 1994 compared to 38.2% for fiscal 1993. The impact of non-deductible goodwill amortization on lower pre-tax earnings, partially offset by a reduction in IE's effective state tax rate, was primarily responsible for this increase.

   IE does not expect significant revenue growth in fiscal 1995 as it continues to concentrate on increasing product margins and upgrading systems. Gross profit and selling, general and administrative expenses are expected to increase both in amount and as a percentage of revenues if IE's proposed acquisition of TFN is completed (See Note 4).

FISCAL 1993 COMPARED TO FISCAL 1992

   Revenues increased 31% to $2.6 billion in fiscal 1993 from $2 billion for the year ended January 30, 1993 ("fiscal 1992"). The increase was due primarily to the addition of new network members and increased revenues from existing members led by continued strong demand for premium computers and peripherals, despite the inability of certain manufacturers to supply certain products, offset in part by the sale of the Company Center Division ("CCD") in May and July 1992 (See Note 4).

   Gross profit as a percentage of revenues for fiscal 1993 was 4.4% compared to 5.1% for fiscal 1992. This decline was primarily attributable to the sale of CCD which realized higher gross margins than IE realizes on wholesale revenues and continued competitive pressures throughout the microcomputer industry. IE reported fourth quarter gross margin percent of 4.6% as gross margin percent increased throughout fiscal 1993 as a result of taking advantage of purchasing opportunities and the introduction of new services and programs.

   Selling, general and administrative expenses decreased and as a percentage of revenues declined from 2.6% in fiscal 1992 to 2.0% in fiscal 1993. The elimination of costs related to CCD (which had proportionately higher operating costs than those associated with wholesale operations) in July 1992 accounted for most of the reduction, offset by cost increases to service the larger network, higher volume of revenues and new programs. These increases were at a lower rate than the growth in revenues causing the decline in selling, general and administrative expenses as a percentage of revenues.

   Amortization of intangibles decreased in fiscal 1993 compared to fiscal 1992 due to the elimination of goodwill included in CCD's net assets sold to TFN.

   Investment and other income was $5.1 million in fiscal 1993 compared to $0.5 million in fiscal 1992. This increase was due primarily to income earned on investing the proceeds from the sale of BizMart. Interest expense decreased primarily as a result of the early repayment of the Subordinated Notes in January and February 1993 and the reduced use of inventory financing.

   IE's equity interest in earnings of its affiliate increased to $1.7 million from $0.7 million. This increase was due to the inclusion of the Company's equity in TFN's earnings for a full year and increased earnings by TFN in fiscal 1993.

   The effective tax rate for fiscal 1993 was 38.2% compared to 44.1% in fiscal 1992. Higher pre-tax earnings and tax-exempt investment income in fiscal 1993 and the impact of the incremental tax charge related to the sale of CCD in fiscal 1992, offset by a rise in IE's effective state tax rate, were primarily responsible for the decrease.

   Income from continuing operations for fiscal 1993 was $41.1 million compared to $22.1 million for fiscal 1992 due to the factors described above.

RESULTS OF DISCONTINUED OPERATION AND SALE OF BIZMART

   As discussed more fully in Note 3 to the consolidated financial statements, on June 19, 1991, IE acquired BizMart, a national chain of office products supercenters, which operated in a separate industry segment from the Company's other subsidiaries. On March 4, 1993, IE completed the sale of BizMart to OfficeMax, Inc. Accordingly, results of BizMart's operations are classified as a discontinued operation.

   During fiscal 1993, BizMart operations resulted in pre-tax losses totaling $3.5 million compared to pre-tax losses of $27.1 million in fiscal 1992. Contributing to such losses were adjustments to the carrying value of certain assets, including inventory repurchased from franchisees.

LIQUIDITY AND CAPITAL RESOURCES

   IE has financed its growth to date from stock offerings, bank and subordinated borrowings, inventory financing and internally generated funds. The principal uses of its cash have been to fund its accounts receivable and inventory, make acquisitions, repurchase IE Common Stock and pay cash dividends.

   During fiscal 1994, cash generated from operating activities totaled $23.3 million compared to $8.2 million in fiscal 1993. At January 28, 1995, IE had cash and cash equivalents of $69.0 million ($122.2 million at January 29, 1994) and marketable securities available for sale totaling $8.4 million ($61.1 million at January 29, 1994). Working capital totaled $31.9 million at January 28, 1995 compared to $105.3 million at January 29, 1994. This decrease is primarily a result of IE Common Stock repurchases and dividends during the year. New financing programs offered by IE and its expanded selection and higher levels of inventory have increased working capital requirements. During fiscal 1994, days sales in accounts receivable averaged
4.5 days (1.9 days in fiscal 1993) and inventory turnover averaged 8.4 times (11.8 times in fiscal 1993). The increase in accounts receivable from January 29, 1994 to January 28, 1995 is due primarily to the acquisition of certain branch locations from TFN and the extension of credit to IE's Network and end-users. IE expects accounts receivable to increase as IE continues to extend credit to its network and end-users. IE may outsource some of its financing programs which could slow the growth or reduce the level of accounts receivable. IE also has a $170 million financing agreement with a finance company. At January 28, 1995, IE had $106.8 million available from this facility. On October 22, 1993, IE executed a $20 million guarantee to an inventory finance company on behalf of TFN. This guarantee remained in place at January 28, 1995.

   On January 27, 1995, the Board of Directors declared a cash dividend of $0.10 per share to shareholders of record on February 15, 1995, which was paid on March 1, 1995. During fiscal 1994, IE declared cash dividends totaling $0.38 per share.

   The Board of Directors has authorized the repurchase, in open-market transactions, of up to 13.6 million shares of IE Common Stock. As of January 28, 1995, IE had repurchased approximately 8.3 million shares at a cost of approximately $105.7 million, of which approximately 4.1 million shares were repurchased at a cost of approximately $48.5 million during fiscal 1994.

   IE's transformation project, IE 2000, is expected to be completed by the end of fiscal 1996 and is estimated to cost approximately $40 million, primarily due to upgrades in its management information systems, including costs of approximately $8 million through January 28, 1995.

   Based on IE's current level of operations and capital expenditure requirements, management believes that IE's cash and marketable securities, internally generated funds and available financing arrangements and opportunities will be sufficient to meet IE's cash requirements for the current fiscal year and at least through the end of fiscal 1996.

INFLATION AND SEASONALITY

   IE believes that inflation has not had a material impact on its operations or liquidity to date. IE's financial performance does not exhibit significant seasonality, although certain computer product lines follow a seasonal pattern with peaks occurring near the end of the calendar year.

                                                                 SCHEDULE VIII

                INTELLIGENT ELECTRONICS, INC. AND SUBSIDIARIES

                VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

     YEARS ENDED JANUARY 30, 1993, JANUARY 29, 1994 AND JANUARY 28, 1995

                                                            Additions
                                                  ----------------------------
                                     Balance at    Charged to    Charged to                   Balance at
                                     beginning     costs and       other       Deductions/       end
Description                          of period     expenses      accounts      write-offs     of period
 --------------------------------  ------------  ------------   -----------  -------------  ------------
Allowance for doubtful accounts:

   Year ended January 30, 1993 ..     $602,000       $381,000        --        ($750,000)      $233,000
                                      ========       ========     =========    =========       ========

   Year ended January 29, 1994 ..     $233,000       $375,000        --        ($210,000)      $398,000
                                      ========       ========     =========    =========       ========

   Year ended January 28, 1995 ..     $398,000       $336,000        --        ($436,000)      $298,000
                                      ========       ========     =========    =========       ========


                INTELLIGENT ELECTRONICS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEET
                  (IN THOUSANDS, EXCEPT SHARE-RELATED DATA)

                                                                April 29,     January 28,
                                                                  1995           1995
                                                               -----------   -------------
                                                               (unaudited)
                                          Assets
Current assets:
   Cash and cash equivalents ...............................    $  69,299      $  69,027
   Marketable securities available for sale ................        8,851          8,398
   Accounts receivable, net ................................       94,120         77,890
   Inventory ...............................................      340,757        364,606
   Prepaid expenses and other current assets ...............        4,457          3,973
   Deferred income taxes ...................................       11,684         11,256
                                                                ---------      ---------
    Total current assets ...................................      529,168        535,150
Property and equipment  ....................................       46,000         36,463
Intangible assets, primarily goodwill, net  ................       73,629         71,693
Investments in affiliates  .................................       15,662         18,692
Other assets  ..............................................        8,468          8,776
                                                                ---------      ---------
    Total assets ...........................................    $ 672,927      $ 670,774
                                                                =========      =========
                           Liabilities and Shareholders' Equity
Current liabilities:
   Accounts payable ........................................    $ 465,174      $ 467,109
   Accrued liabilities .....................................       37,713         36,181
                                                                ---------      ---------
    Total current liabilities ..............................      502,887        503,290
                                                                ---------      ---------
Commitments and contingencies  .............................           --             --
Shareholders' equity:
   Common stock $.01 par value per share:
     Authorized 100,000,000 shares, issued and outstanding:
      39,573,549 and 39,519,949 shares  ....................          396            395
   Additional paid-in capital ..............................      221,713        221,312
   Treasury stock ..........................................     (105,677)      (105,677)
   Retained earnings .......................................       53,508         51,758
   Unrealized holding gain (loss) on securities and
     investments  ..........................................          100           (304)
                                                                ---------      ---------
    Total shareholders' equity .............................      170,040        167,484
                                                                ---------      ---------
     Total liabilities and shareholders' equity ............    $ 672,927      $ 670,774
                                                                =========      =========

See accompanying notes to consolidated financial statements.

                INTELLIGENT ELECTRONICS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENT OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER-SHARE DATA)
                                 (UNAUDITED)

                                                                                Three months ended
                                                                            --------------------------
                                                                              April 29,     April 30,
                                                                                1995          1994
                                                                             -----------   -----------
Revenues  ................................................................   $827,439      $762,314
Cost of goods sold  ......................................................    789,764       726,847
                                                                             --------      --------
  Gross profit  ..........................................................     37,675        35,467
                                                                             --------      --------
Operating expenses:
   Selling, general and administrative expenses ..........................     26,818        15,248
   Amortization of intangibles, primarily goodwill .......................      1,293         1,180
                                                                             --------      --------
    Total operating expenses .............................................     28,111        16,428
                                                                             --------      --------
Income from operations  ..................................................      9,564        19,039
Other income (expense):
   Investment and other income, net ......................................        498         1,096
   Interest expense ......................................................       (988)         (164)
                                                                             --------      --------
Income before provision for income taxes and equity in earnings (loss) of
   affiliate .............................................................      9,074        19,971
Provision for income taxes  ..............................................      3,938         7,572
                                                                             --------      --------
Income before equity in earnings (loss) of affiliate  ....................      5,136        12,399
Equity in earnings (loss) of affiliate (net of tax expense of $0 and
   $232) .................................................................       (246)          394
                                                                             --------      --------
Net income  ..............................................................   $  4,890      $ 12,793
                                                                             ========      ========
Income per common share  .................................................   $   0.16      $   0.36
                                                                             ========      ========
Dividends declared per share  ............................................   $   0.10      $   0.08
                                                                             ========      ========
Weighted average number of common shares and share equivalents
   outstanding: ..........................................................     31,366        36,034

See accompanying notes to consolidated financial statements.

                INTELLIGENT ELECTRONICS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENT OF CASH FLOWS
                                (IN THOUSANDS)
                                 (UNAUDITED)

                                                                 Three months ended
                                                             --------------------------
                                                               April 29,     April 30,
                                                                 1995          1994
                                                              -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income .............................................    $  4,890      $ 12,793
   Adjustments to reconcile net income to net cash provided
     by (used for) operating activities:
     Depreciation and amortization  .......................       3,254         2,223
     Provision for deferred taxes  ........................        (428)          796
     Provision for losses on trade receivables  ...........         228            27
     Provision for write-down of inventory  ...............         486            88
     Equity in (earnings) loss of affiliate  ..............         246          (626)
     Changes in assets and liabilities:
        Accounts receivable ...............................     (16,458)      (12,856)
        Inventory .........................................      23,363       (55,444)
        Other current assets ..............................        (194)       (3,176)
        Accounts payable ..................................      (1,935)       51,901
        Accrued liabilities ...............................       1,511         6,183
                                                               --------      --------
   Net cash provided by operating activities ..............      14,963         1,909
                                                               --------      --------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchases of marketable securities .....................          --       (18,669)
   Sales and maturities of marketable securities ..........          --        35,000
   Acquisitions of property and equipment, net of disposals     (11,499)       (2,670)
   Other ..................................................        (475)           --
                                                               --------      --------
   Net cash provided by (used for) investing activities ...     (11,974)       13,661
                                                               --------      --------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Cash dividends paid ....................................      (3,119)       (2,809)
   Proceeds from exercise of stock options ................         402           632
   Reduction in capital lease obligations .................          --           (36)
                                                               --------      --------
   Net cash used for financing activities .................      (2,717)       (2,213)
                                                               --------      --------
NET INCREASE IN CASH AND CASH EQUIVALENTS  ................         272        13,357
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD  .........      69,027       122,249
                                                               --------      --------
CASH AND CASH EQUIVALENTS AT END OF PERIOD  ...............    $ 69,299      $135,606
                                                               ========      ========

         See accompanying notes to consolidated financial statements.

                INTELLIGENT ELECTRONICS, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

              (DOLLARS IN THOUSANDS, EXCEPT SHARE-RELATED DATA)
                                 (UNAUDITED)
(1) BASIS OF PRESENTATION

   The consolidated financial statement information included herein is unaudited but, in the opinion of management, reflects all adjustments necessary for a fair statement of the results for the interim periods presented. Such adjustments are of a normal, recurring nature. These financial statements should be read in conjunction with the audited financial statements and notes thereto included in IE's Annual Report on Form 10-K for the year ended January 28, 1995.

(2) INVESTMENTS IN AFFILIATES

   IE has an investment in TFN, a member of the Network and publicly traded company, which is accounted for by the equity method. For the quarter ended April 29, 1995, IE recognized a loss of $246 as its proportionate share of TFN's net loss. As of April 29, 1995, the carrying value of the TFN Common Stock was approximately $14,870 and the aggregate market price, based on TFN's quoted market price, was approximately $12,892, which management views as a temporary decline in value.

   On April 28, 1995, IE executed an Agreement and Plan of Merger (the "Agreement") to acquire all of the remaining shares of TFN, in a stock-for-stock merger transaction. The Agreement provides for the conversion of each outstanding share of TFN Common Stock (other than shares held by dissenting shareholders, shares held by TFN or any of its subsidiaries and shares held by IE or any of its subsidiaries) into 0.6588 shares of IE Common Stock. The conversion number is subject to a possible adjustment based on the market price of IE Common Stock. The transaction is subject to the satisfaction of customary closing conditions, including registration of the shares of IE Common Stock to be issued in the merger with the Securities and Exchange Commission and receipt of third party and governmental approvals, including approval of the merger by shareholders of TFN.

   Summarized financial information for TFN for the quarters ended March 31, 1995 and 1994, is as follows:

                              March 31,     March 31,
                                1995          1994
                             -----------   -----------
        Revenues  .........    $151,995      $193,688
        Gross profit  .....      26,971        29,002
        Net income (loss)          (566)        1,024

   IE also has an investment in Random Access, Inc. ("RA"), a network member and publicly-traded company. IE accounts for this investment as available-for-sale in accordance with FAS 115, and accordingly, the carrying value of the RA common stock is recorded at fair market value with changes in fair value recorded in shareholders' equity. At April 29, 1995, the aggregate market value of IE's investment, based on RA's quoted market price of $2.56 per share, was approximately $237. In May 1995, RA announced that it was being acquired by an unrelated third party for $3.50 per share. In June 1995, RA announced a reduction in the acquisition price to $3.25 per share. The original cost of IE's investment in RA was $3.18 per share.

(3) COMMON STOCK DIVIDENDS

   On April 27, 1995, the Board of Directors declared a $0.10 per share cash dividend to shareholders of record on May 15, 1995, which was paid on June 1, 1995.

   On March 1, 1995, IE paid the $0.10 per share cash dividend which was declared on January 27, 1995.

   On May 4, 1994, the Board of Directors declared an $0.08 per share cash dividend to shareholders of record on May 18, 1994, which was paid on June 1, 1994.

   On March 1, 1994, IE paid the $0.08 per share cash dividend which was declared on February 1, 1994.

                INTELLIGENT ELECTRONICS, INC. and Subsidiaries

                  Notes to Consolidated Financial Statements

              (Dollars in thousands, except share-related data)
                            (unaudited), (Continued)

(4) SUPPLEMENTAL CASH FLOW INFORMATION

   Cash payments during the three-month periods ended April 29, 1995 and April 30, 1994 included interest of $889 and $377, respectively, and income taxes of $19 and $1,810, respectively.

   In February 1994, IE entered into a capital lease obligation for computer equipment totaling $181.

(5) CONTINGENCIES

   In December 1994, several purported class action lawsuits were filed in the United States District Court for the Eastern District of Pennsylvania (Civil Action Nos. 94-3753, 94-CV-7410, 94-CV-7388 and 94-CV-7405) against IE and certain directors and officers; these lawsuits have been consolidated with a class action lawsuit filed several years ago against IE, certain directors and officers, and IE's auditors (who are not named in the most recent complaint) in the United States District Court for the Eastern District of Pennsylvania (Civil Action No. 92-CV-1905). A purported derivative lawsuit was also filed in December 1994 in the Court of Common Pleas of Philadelphia County (No. 803) against IE and certain of its directors and officers. These lawsuits allege violations of certain disclosure and related provisions of the federal securities laws and breach of fiduciary duties, including allegations relating to the Company's practices regarding vendor marketing funds, and seek damages in unspecified amounts as well as other monetary and equitable relief. In addition, IE is subject to a Securities and Exchange Commission investigation. IE believes that all such allegations and lawsuits are without merit and intends to defend against them vigorously. While management of IE, based on its investigation of these matters and consultations with counsel, believes resolution of these matters will not have a material adverse effect on IE's financial position, the ultimate outcome of these matters cannot presently be determined.

   In addition, IE is involved in various litigation and arbitration matters in the ordinary course of business. IE believes that it has meritorious defenses in and is vigorously defending against all such matters.

   During fiscal 1994, based in part of the advice of legal counsel, IE established a reserve of $9 million in respect of all litigation and arbitration matters. Although the aggregate amount of the claims may exceed the amount of the reserve, management believes that the resolution of these matters will not have a material adverse effect on IE's financial position or results of operations in any subsequent period.

                INTELLIGENT ELECTRONICS, INC. and Subsidiaries

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

QUARTER ENDED APRIL 29, 1995 COMPARED TO QUARTER ENDED APRIL 30, 1994

   Revenues increased 9% to $827.4 million for the quarter ended April 29, 1995 compared to $762.3 million for the quarter ended April 30, 1994. The increase was due primarily to the addition of new members to the network, revenues generated by IE's branch locations, which were acquired in December 1994, and industry growth.

   Gross profit as a percentage of revenues for the quarter ended April 29, 1995 was 4.6% compared to 4.7% for the quarter ended April 30, 1994. The decrease in gross margin percent was due primarily to intensified competitive pricing pressures as certain manufacturers expanded their distribution channels, and was offset in part by higher gross margins realized by IE's branch locations. Competitive pressures and their impact on margins are expected to continue in the future.

   During fiscal year 1994 IE experienced system stresses and outages which adversely impacted gross margin. Management has taken and continues to take actions including consolidating warehouses and upgrading existing and implementing new management information systems and believes these actions will mitigate the system stresses and outages and their impact on gross margin by the end of fiscal 1995.

   Selling, general and administrative expenses increased from $15.2 million for the quarter ended April 30, 1994 to $26.8 million for the quarter ended April 29, 1995. Costs increased as a result of IE's acquisition of the branch locations, servicing the higher volume of revenues and larger network, supporting new programs, vendors and SKU's, certain operating inefficiencies and costs associated with IE 2000 (a project designed to transform IE to a process-driven operating model). IE expects recurring costs associated with IE 2000 and operating inefficiencies through the middle of fiscal 1995.

   Investment and other income declined for the quarter ended April 29, 1995 when compared to the quarter ended April 30, 1994. This decline can be primarily attributable to the use of available cash during fiscal 1994 for the payment of cash dividends, share repurchases, the acquisition of certain assets of branch locations from TFN and capital expenditures. Interest expense increased for the quarter ended April 29, 1995 as IE used its available financing arrangements for working capital needs.

   IE's effective tax rate increased from 37.9% for the quarter ended April 30, 1994 to 43.4% for the quarter ended April 29, 1995. Factors primarily responsible for this increase during the quarter ended April 29, 1995 were the effect of non-deductible goodwill amortization on lower pre-tax earnings, decreased tax-exempt investment income and a change in IE's effective state tax rate.

   Net income decreased to $4.9 million for the quarter ended April 29, 1995 compared to $12.8 million for the quarter ended April 30, 1994, for the reasons outlined above.

   As it is upgrading its management information systems, IE is putting more focus on growing revenues, which could increase pressures on gross margins. Gross profit and selling, general and administrative expenses are expected to increase both in amount and as a percentage of revenues as a result of IE's branch locations and if the proposed acquisition of TFN is completed.

LIQUIDITY AND CAPITAL RESOURCES

   IE has financed its growth to date from stock offerings, bank and subordinated borrowings, inventory financing and internally generated funds. The principal uses of its cash have been to fund its accounts receivable and inventory, make acquisitions, repurchase common stock and pay cash dividends.

                INTELLIGENT ELECTRONICS, INC. and Subsidiaries

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS, Continued

   During the quarter ended April 29, 1995, IE's operating activities generated $15.0 million in cash. At April 29, 1995 IE had cash, cash equivalents and marketable securities totaling $78.2 million ($77.4 million at January 28, 1995). Working capital totaled $26.3 million at April 29, 1995 compared to $31.9 million at January 28, 1995. The increase in accounts receivable from January 28, 1995 is primarily due to higher receivables from certain finance companies and from IE's branch locations. IE expects accounts receivable to continue to increase as it extends credit to its network and end-users. IE may outsource some of its financing programs which could slow the growth or reduce the level of accounts receivable. IE has a $170 million financing agreement with a finance company. At April 29, 1995, IE had approximately $83.8 million available from this facility. IE's $20 million guarantee to an inventory finance company on behalf of TFN remained in place at April 29, 1995.

   During the quarter ended April 29, 1995, IE paid the quarterly cash dividend of $0.10 per share which was declared on January 27, 1995. On April 27, 1995, IE's Board of Directors declared a dividend of $0.10 per share to shareholders of record on May 15, 1995, which was paid on June 1, 1995.

   The Board of Directors has authorized the repurchase, in open-market transactions, of up to 13.6 million shares of IE Common Stock. As of April 29, 1995, IE had repurchased approximately 8.3 million shares at a cost of approximately $105.7 million.

   IE's transformation project, IE 2000, is expected to be completed by the end of fiscal 1996 and is estimated to cost up to $40 million, primarily due to upgrades in its management information systems, including costs of approximately $14 million through April 29, 1995.

   Based on IE's current level of operations, capital expenditure requirements and the anticipated cash needs for the repayment of TFN's bank debt and the integration of TFN's operations following its acquisition by IE, management believes that IE's cash and marketable securities, internally-generated funds, and available financing arrangements and opportunities will be sufficient to meet IE's cash requirements for the current fiscal year and at least through the end of fiscal 1996.

INFLATION AND SEASONALITY

   IE believes that inflation has not had a material impact on its operations or liquidity to date. IE's financial performance does not exhibit significant seasonality, although certain computer product lines have displayed a seasonal pattern with peaks occurring near the end of the calendar year.

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
THE FUTURE NOW, INC.:

   We have audited the accompanying consolidated balance sheets of The Future Now, Inc. and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1994. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule as of and for each of the years in the three-year period ended December 31, 1994. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Future Now, Inc. and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

                                         KPMG Peat Marwick LLP

Cincinnati, Ohio
March 23, 1995

                             THE FUTURE NOW, INC.

                         CONSOLIDATED BALANCE SHEETS

                                                                             December 31,
                                                                   --------------------------------
                                                                         1994             1993
                                                                    --------------   --------------
                              ASSETS
Current Assets
 Receivables:
     Trade  .....................................................    $ 98,451,119     $157,690,943
     Due from Intelligent Electronics, Inc.  ....................      19,579,190        1,708,122
     Other  .....................................................      19,143,376        8,476,452
                                                                     ------------     ------------
                                                                      137,173,685      167,875,517
     Allowance  .................................................      (1,437,412)      (1,117,941)
                                                                     ------------     ------------
                                                                      135,736,273      166,757,576
   Inventories ..................................................      44,075,416       54,649,992
   Prepayments and Other ........................................       1,565,688        2,442,331
                                                                     ------------     ------------
          Total Current Assets  .................................     181,377,377      223,849,899
                                                                     ------------     ------------
Property and Equipment  .........................................      14,884,796       11,282,958
   Accumulated Depreciation .....................................      (3,849,482)      (3,130,581)
                                                                     ------------     ------------
          Property and Equipment, Net  ..........................      11,035,314        8,152,377
                                                                     ------------     ------------
Intangible Assets, Net  .........................................      32,681,359       48,950,786
Long-Term Receivable, Net of Current Portion  ...................              --        8,169,314
Other Assets  ...................................................       4,283,055        1,436,351
                                                                     ------------     ------------
Total Assets  ...................................................    $229,377,105     $290,558,727
                                                                     ============     ============
               LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
   Short-Term Debt ..............................................    $ 39,927,060     $         --
   Current Portion of Long-Term Debt ............................         687,964          588,897
   Accounts Payable (net of receivable from Intelligent
     Electronics, Inc. for returned product of $6.3 million and
     $3.6 million as of December 31, 1994 and 1993,
     respectively)  .............................................     129,893,674      113,143,956
   Accrued Expenses .............................................      20,964,525       17,756,615
   Deferred Income and Other ....................................       1,789,909          660,968
                                                                     ------------     ------------
          Total Current Liabilities  ............................     193,263,132      132,150,436
                                                                     ------------     ------------
Long-Term Liabilities
   Long-Term Debt ...............................................         560,275       75,397,856
   Deferred Income Taxes ........................................              --        5,251,187
   Other ........................................................       2,264,284               --
                                                                     ------------     ------------
          Total Long-Term Liabilities  ..........................       2,824,559       80,649,043
                                                                     ------------     ------------
Shareholders' Equity
   Common Stock-no par value-20,000,000 shares authorized;
     7,578,566 shares issued and outstanding in 1994 and
     7,473,666 shares in 1993  ..................................      58,215,267       57,697,549
   Retained Earnings (Accumulated Deficit) ......................     (24,925,853)      20,061,699
                                                                     ------------     ------------
          Total Shareholders' Equity  ...........................      33,289,414       77,759,248
                                                                     ------------     ------------
Total Liabilities and Shareholders' Equity  .....................    $229,377,105     $290,558,727
                                                                     ============     ============

         See accompanying Notes to Consolidated Financial Statements.

                             THE FUTURE NOW, INC.

                    CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                Year Ended December 31,
                                                  --------------------------------------------------
                                                        1994              1993             1992
                                                   ---------------   --------------    --------------
Revenue
   Sales-Equipment and Supplies ................   $682,637,970     $599,151,597      $283,201,725
   Sales-Software ..............................     53,683,668       45,653,742        33,201,185
   Services Income .............................     59,414,683       34,470,370        14,899,885
   Repair Services .............................             --       22,558,519        11,696,835
                                                   ------------     ------------      ------------
                                                    795,736,321      701,834,228       342,999,630
                                                   ------------     ------------      ------------
Cost of Sales
   Equipment and Supplies (including
     approximately $548.1 million, $388.1
     million and $172.9 million purchased from
     Intelligent Electronics, Inc. in 1994,
     1993 and 1992, respectively)  .............    626,447,257      541,253,012       249,260,398
   Other (including approximately $28.9 million,
     $20.4 million and $9.1 million purchased
     from Intelligent Electronics, Inc. in
     1994, 1993 and 1992, respectively)  .......     52,343,241       47,092,571        33,805,654
                                                   ------------     ------------      ------------
                                                    678,790,498      588,345,583       283,066,052
                                                   ------------     ------------      ------------
   Gross Profit ................................    116,945,823      113,488,645        59,933,578
                                                   ------------     ------------      ------------
Operating Expenses
   Selling .....................................     34,117,129       32,050,079        19,365,927
   Service .....................................     39,454,411       30,919,338        13,371,262
   Warehouse ...................................      2,481,685        2,063,706         1,545,001
   General and Administrative ..................     42,316,030       29,052,686        14,836,472
   Restructuring ...............................     33,000,000               --                --
   Goodwill Impairment .........................      6,984,642               --                --
                                                   ------------     ------------      ------------
                                                    158,353,897       94,085,809        49,118,662
                                                   ------------     ------------      ------------
   Income (Loss) From Operations ...............    (41,408,074)      19,402,836        10,814,916
Other Income (Expense):
   Interest ....................................     (8,319,160)      (3,554,255)       (1,505,330)
   Gain on Sale of Branches to Intelligent
     Electronics, Inc.  ........................      2,472,271               --                --
                                                   ------------     ------------      ------------
                                                     (5,846,889)      (3,554,255)       (1,505,330)
                                                   ------------     ------------      ------------
   Income (Loss) Before Income Taxes (Benefit) .    (47,254,963)      15,848,581         9,309,586
Income Taxes (Benefit)  ........................     (2,267,411)       6,546,000         3,601,000
                                                   ------------     ------------      ------------
   Net Income (Loss) ...........................   $(44,987,552)    $  9,302,581      $  5,708,586
                                                   ============     ============      ============
Weighted Average Shares Outstanding  ...........      7,548,721        6,649,391         4,497,205
                                                   ============     ============      ============

Earnings (Loss) Per Share  .....................   $      (5.96)    $       1.40      $       1.27
                                                   ============     ============      ============


         See accompanying Notes to Consolidated Financial Statements.

                             THE FUTURE NOW, INC.

               CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                                       Retained
                                                             Common Stock              Earnings
                                                     ----------------------------    (Accumulated
                                                        Shares         Amount           Deficit)
                                                      -----------   -------------    -------------
Balance--December 31, 1991  .......................    3,614,717     $15,541,857      $  5,050,532
   Acquisition of Businesses:
     Company Center Division of Intelligent
        Electronics, Inc. .........................    1,638,377      16,383,770                --
     Evergreen Systems, Inc.  .....................       15,000         153,750                --
   Net Income .....................................           --              --         5,708,586
                                                      -----------    -----------      ------------
Balance--December 31, 1992  .......................    5,268,094      32,079,377        10,759,118
   Public Offering ................................    1,467,500      16,698,649                --
   Private Offering to Intelligent Electronics,
     Inc.  ........................................      681,447       8,748,076                --
   Restricted Stock, Net of Unearned Compensation .       35,000          56,875                --
   Exercise of Warrants ...........................       21,625         114,572                --
   Net Income .....................................           --              --         9,302,581
                                                      -----------    -----------      ------------
Balance--December 31, 1993  .......................    7,473,666      57,697,549        20,061,699
   Restricted Stock, Net of Unearned Compensation .       40,000         222,639                --
   Exercise of Warrants:
     Intelligent Electronics, Inc.  ...............       24,200          99,468                --
     Other  .......................................       41,200         203,041                --
   Treasury Stock .................................         (500)         (7,430)               --
   Net Loss .......................................           --              --       (44,987,552)
                                                      -----------    -----------      ------------
Balance--December 31, 1994  .......................    7,578,566     $58,215,267      $(24,925,853)
                                                      ==========     ===========      ============


         See accompanying Notes to Consolidated Financial Statements.

                             THE FUTURE NOW, INC.

                    CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                       Year Ended December 31,
                                                        ----------------------------------------------------
                                                              1994              1993               1992
                                                         ---------------   ---------------    ---------------
Cash Flows from Operating Activities
   Receipts from Customers ...........................    $ 853,034,759     $ 626,911,397     $ 294,722,915
   Payments to Suppliers and Employees ...............     (843,516,984)     (635,614,811)     (293,179,366)
   Income Taxes Refunded (Paid) ......................        1,577,271        (1,413,885)       (2,819,608)
   Interest Paid .....................................       (7,255,553)       (3,439,030)       (1,166,950)
                                                          -------------     -------------     -------------
             Net Cash Provided (Used) by Operating
               Activities  ...........................        3,839,493       (13,556,329)       (2,443,009)
                                                          -------------     -------------     -------------
Cash Flows from Investing Activities
   Acquisitions of Businesses, Net of Cash Acquired ..         (636,999)      (31,574,500)      (21,576,078)
   Purchases of Property and Equipment ...............       (3,253,618)       (3,978,426)         (968,610)
   Sales of Property and Equipment ...................          405,800           120,393            44,016
   Proceeds from Sale of Branches to Intelligent
     Electronics, Inc.  ..............................       34,161,696                --                --
                                                          -------------     -------------     -------------
             Net Cash Provided (Used) by Investing
               Activities  ...........................       30,676,879       (35,432,533)      (22,500,672)
                                                         ---------------   ---------------    ---------------
Cash Flows from Financing Activities
   Stock Offerings, Net of Expenses ..................               --        25,446,725                --
   Borrowings (Repayments), Net ......................      (34,811,451)       23,427,565        24,046,467
   Proceeds from Exercise of Stock Options and
     Warrants  .......................................          295,079           114,572                --
                                                          -------------     -------------     -------------
             Net Cash Provided (Used) by Financing
               Activities  ...........................      (34,516,372)       48,988,862        24,046,467
                                                          -------------     -------------     -------------
Net Decrease in Cash  ................................               --                --          (897,214)
   Cash -- beginning of year .........................               --                --           897,214
                                                          -------------     -------------     -------------
   Cash -- end of year ...............................    $          --     $          --     $          --
                                                          =============     =============     =============
Reconciliation of Net Income (Loss) to Net Cash
   Provided (Used) by Operating Activities
   Net Income (Loss) .................................    $ (44,987,552)    $   9,302,581     $   5,708,586
   Adjustments to Reconcile Net Income (Loss) to Net
     Cash Provided (Used) by Operating Activities:
        Restructuring ................................       33,000,000                --                --
        Goodwill Impairment ..........................        6,984,642                --                --
        Depreciation and Amortization ................        4,529,767         4,361,708         2,235,219
        Deferred Income Taxes ........................       (3,651,411)        6,946,000         2,089,000
        Provision for Loss on Inventories ............        2,500,000                --                --
        Provision for Loss on Receivables ............        2,219,184           801,516           270,831
        Gain on Sale of Branches to Intelligent
          Electronics, Inc.  .........................       (2,472,271)               --                --
     Changes in Assets and Liabilities (Net of
        Effects of Acquisitions, Restructuring and
        Sale of Branches to Intelligent Electronics,
        Inc.):
        Decrease (Increase) in:
          Receivables  ...............................       18,836,598       (41,379,969)      (17,266,792)
          Inventories  ...............................      (21,644,690)      (19,142,716)      (10,815,846)
          Prepayments and Other  .....................         (579,207)          377,782          (762,576)
          Other Assets  ..............................          197,890          (803,917)       (1,169,212)
        Increase (Decrease) in:
          Accounts Payable and Accrued Expenses  .....        7,561,822        26,143,806        17,756,432
          Deferred Income and Other  .................        1,344,721          (163,120)         (488,651)
                                                          -------------     -------------     -------------
Net Cash Provided (Used) by Operating Activities  ....    $   3,839,493     $ (13,556,329)    $  (2,443,009)
                                                          =============     =============     =============


         See accompanying Notes to Consolidated Financial Statements.

                             THE FUTURE NOW, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--SIGNIFICANT TRANSACTIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING
        POLICIES

   Significant transactions affecting TFN and its consolidated financial statements include the following:

   o Execution in March 1995 of a letter of intent for TFN to merge with IE (a related party, see Note 13).
   o Sale in 1994 of certain branch assets to IE and recognition of gain on sale (see Note 3).
   o Restructuring (see Note 2) and write-off of impaired goodwill in 1994 (see Note 9).
   o Acquisitions in 1993 and 1992 (see Note 5).

   The significant accounting policies and practices followed by TFN are as follows:

   Principles of Consolidation--The consolidated financial statements include the accounts of TFN and its subsidiaries, all of which are wholly-owned. All material intercompany transactions and balances have been eliminated from the consolidated financial statements.

   Description of Business--TFN sells, installs and services microcomputers, UNIX workstations, turnkey local and wide area network systems, computer software and peripheral products for business, professional, educational and governmental customers. TFN also offers a wide range of sophisticated customer support and consulting services. TFN currently operates 19 branch sales offices in 13 states with corporate headquarters in Cincinnati, Ohio. TFN also manages five branch offices and two satellite offices in six other states under a management agreement with IE. TFN does not maintain any retail facilities.

   Inventories--Inventories are stated at the lower of cost or market value. Cost is determined on a first-in, first-out (FIFO) basis.

   Allowances for normal obsolescence of inventories are provided based upon management's analysis of inventory category and aging and assessment of product obsolescence in the marketplace. Allowance for restructured inventory was provided based upon management's analysis of inventory aging and category and considered the anticipated bulk disposal of such inventories.

   Property and Equipment--Property and equipment are stated at cost, net of accumulated depreciation. Charges for repairs and maintenance are expensed as incurred and additions and improvements that significantly extend the lives of assets are capitalized. Upon sale or retirement of depreciable property, the cost and accumulated depreciation are removed from the related accounts and any gain or loss is reflected in operations. Depreciation is provided on a straight-line basis over the estimated useful lives of the depreciable assets, principally three to seven years.

   Intangible Assets--Intangible assets, composed principally of goodwill, are stated at amortized cost. Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over the expected periods to be benefited, generally 20 years. TFN assesses the recoverability of goodwill by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting TFN's average cost of funds.

   Noncompete Agreements--Material noncompete agreements entered into by TFN in connection with business acquisitions are included in Other Assets, are stated at amortized cost and are amortized on a straight-line basis over the terms of the noncompete agreements (3 to 5 years). For the years ended December 31, 1993 and 1992, amortization of such noncompete agreements amounted to $462,000 and $580,000, respectively. As of December 31, 1993, all noncompete agreements had been fully amortized.

   Revenue Recognition--Revenue from product sales is recognized at the time of shipment to the customer. Revenue associated with maintenance service contracts is recorded ratably over the service period of the contract. Costs of maintenance service contracts are recorded when incurred. Rental income is recognized as it is earned. Revenue from professional service contracts is recognized as services are provided to the customer on a percentage-of-completion basis.

                             THE FUTURE NOW, INC.

Note 1--Significant Transactions and Summary of Significant Accounting Policies - (Continued)

   Return Policy--Company policy specifies that returns from customers are authorized for items that have been misshipped or are defective upon arrival at customer site. Return authorizations must be requested by the client within 30 days of the invoice date. Defective products are repaired or replaced at TFN's option. Credit is issued after TFN has received and reviewed the returned product.

   Manufacturers' Incentive Programs--TFN receives manufacturer incentive funds to perform certain training, advertising and other market development activities. Revenue associated with these funds is recorded as a reduction of general and administrative expenses.

   Income Taxes--Prior to 1992, income taxes were recognized during the year in which transactions entered into the determination of financial statement income, with deferred taxes being provided for timing differences.

   Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," was issued by the Financial Accounting Standards Board ("FASB") in February 1992. SFAS No. 109 requires an asset and liability approach for financial accounting and reporting of income taxes. Under the asset and liability method, a deferred income tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences and carryforwards. Under SFAS No. 109, the measurement of current and deferred tax liabilities is based on provisions of the enacted tax law. TFN elected to adopt SFAS No. 109 in 1992 and has reported the cumulative effect, which was not material, of the change in method of accounting for income taxes as of the beginning of 1992 in the provision for income taxes in the consolidated statement of operations for the year ended December 31, 1992.

   Earnings (Loss) Per Share--Earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common stock and common stock equivalents outstanding during each period.

   Reclassifications--Certain amounts in the 1993 and 1992 consolidated financial statements have been reclassified to conform to the 1994 presentation.

NOTE 2--RESTRUCTURING CHARGE

   Effective second quarter 1994, TFN adopted a definitive plan for a company-wide restructuring, including the closing and consolidation of duplicate facilities in areas where TFN has made acquisitions. TFN will close or consolidate its 23 branch warehouses by June 30, 1995 as the CustomerCare Direct program, which decreases TFN's need to maintain inventory, is fully implemented. Under the CustomerCare Direct program, IE configures product sold by TFN and ships it directly to TFN's clients, thereby eliminating TFN's need to carry that inventory. In connection with the restructuring, TFN consolidated or closed offices in six geographic areas, including the consolidation of TFN's three Southern California offices into one operation, and its two facilities into one in each of the New York, Northeast Ohio and Dallas markets. TFN took these actions to integrate and consolidate the 15 companies it has acquired over the past five years. As a part of this restructuring, TFN will centralize certain of its operations and has reorganized management to continue its emphasis on higher margin professional services. Professional services will continue to be the principal focus of TFN's strategy.

   The restructuring resulted in a charge of $33.0 million against second quarter results. During 1994, TFN closed or consolidated 13 branch warehouses in various geographic locations and utilized the restructuring reserves in the following amounts:

                          THE FUTURE NOW, INC.

                                                                    Utilized to
                                                      Reclass-         Offset
                                                      ification       Expenses
                                                      to Other           in          Payment of
                                         Reserve       Balance       Statement         Other                       Reserve
                                         June 30,       Sheet            of         Restructur-                    December
                                           1994       Accounts       Operations      ing Costs       Transfers     31, 1994
                                        ----------   -----------    -------------   -------------   -----------   ----------
                                                                           (in millions)
Provision for loss on disposition of
  inventory .........................     $14.5          (7.5)          (3.5)             --            2.7            6.2
Closure of warehouse facilities  ....       7.6            --            (.9)             --           (2.7)           4.0
Goodwill related to closed
  locations .........................       5.0          (5.0)            --              --             --             --
Personnel separation costs  .........       3.1            --           (1.1)            (.6)            --            1.4
Other  ..............................       2.8           (.6)            --            (1.0)            --            1.2
                                          -----         -----           ----            ----           ----           ----
  Total  ............................     $33.0         (13.1)          (5.5)           (1.6)            --           12.8
                                          =====         =====           ====            ====           ====           ====


   The restructuring charge related to the provision for loss on disposition of inventory represents anticipated losses on the sale of inventory after the branches' closure date and restocking fees associated with TFN's return of inventory to its vendors. Reserves reclassified to other balance sheet accounts of $7.5 million were principally comprised of the following:

   o $2.8 million transferred to reduce the carrying value of assets received in exchange for certain of the Company's inventories.

   o $4.1 million transferred to reduce property and equipment in conjunction with the reclassification of its demonstration and trial assets.

   Inventory reserves of $2.8 million were utilized to offset costs related to the bulk disposal of inventories. In addition, reserves of $0.7 million were utilized to offset restocking fees related to the bulk return of inventories to certain of TFN's vendors.

   Reserves of $2.7 million principally related to future minimum lease payments for the five branches sold to IE (see Note 3) were transferred to the reserve for inventories. As further discussed in Note 3, IE assumed all future lease obligations related to these branches. Management determined that the reclassification was necessary based on the amount and age of the remaining inventories subject to TFN's restructuring actions.

   The restructuring charge related to the closure of warehouse facilities includes $5.5 million of future minimum lease payments, net of $1.4 million of estimated sublease revenue, from each warehouse closure date through the remaining lease period. The charge for closure of warehouse facilities also includes $2.1 million for anticipated costs for the disposal of warehouse equipment and other warehouse assets. Reserves of $0.9 million were utilized principally to offset costs related to minimum lease payments, net of sublease receipts, from each warehouse closure date through December 31, 1994.

   The restructuring charge related to goodwill resulted from the write-off of the net unamortized balance of goodwill associated with the closure of branch locations in four markets which TFN no longer intends to serve.

   The restructuring charge related to personnel separation costs principally consists of severance costs associated with terminated warehouse and administrative personnel. At the beginning of the restructuring, TFN intended to reduce its workforce on a company-wide basis by approximately 190 employees, or 14% of the total. Reserves of $1.1 million were utilized principally to offset personnel separation and other transition costs associated with terminated warehouse and administrative employees. Approximately 120 warehouse and administrative employees have been terminated as of December 31, 1994. Reserves of $0.6 million were utilized to offset other personnel separation costs that would not have been incurred by TFN absent its restructuring actions.

                             THE FUTURE NOW, INC.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  - (Continued)

Note 2--Restructuring Charge  - (Continued)

   The restructuring charge of other costs principally relates to expenses that have no future economic benefit to TFN. Reserves of $0.6 million were utilized to write-off deferred loan fees existing as of June 30, 1994 as the restructuring actions required TFN to renegotiate its long-term credit facility. Reserves of $1.0 million were utilized to offset other restructuring charges, including professional fees and other expenses that would not have been incurred by TFN absent its restructuring actions.

   In total, the restructuring charge of $33.0 million includes $22.4 million of non-cash write downs of recorded assets and $10.6 million of cash which will be funded through normal operations for each of the years as follows:


                                         Cash
                                       Outflow
          Year Ended December 31,    (in millions)
          -----------------------    -------------
                  1994 (actual)         $ 3.5
                  1995                    4.8
                  1996                     .7
                  1997                     .4
               Thereafter                 1.2
                                        -----
                                        $10.6
                                        =====

   In addition, TFN expects future operating costs to be incurred related to the restructuring that are not included in the restructuring charge. These costs include anticipated enhancements to the management information system of $1.6 million and bank charges of $0.5 million.

   The 1994 charges against the restructuring reserve represent $3.5 million of cash outflow and $16.7 million of non-cash charges. At December 31, 1994, $3.5 million of the projected total cash requirement had been paid by TFN, with $4.4 million remaining as a current accrued expense, $2.3 million as a non-current accrued expense and $0.4 million in inventory reserves for restocking fee payments. Other reductions in operating expenses of approximately $800,000 related to reductions in personnel, lease and amortization expenses and are reflected in the results of operations for 1994.

   Management believes that the restructuring actions being taken will enhance TFN's ability to compete effectively through the professional services oriented business strategy. However, competition in this industry is significant and is dependent upon a number of factors which may be beyond TFN's control, such as general economic conditions, hardware and software margins, demand for professional services and various other industry pressures. A significant deterioration in anticipated levels of business or a significant decline in margin could require TFN to make additional adjustments to its expense structure, including additional restructuring actions.

NOTE 3-SALE OF BRANCHES TO INTELLIGENT ELECTRONICS, INC.

   On December 30, 1994, TFN sold certain assets of five branch locations to IE for approximately $34.2 million in cash received on December 30, 1994 and $5.0 million received January 9, 1995 (see Note 6). The cash was used to reduce the Company's debt. The five branch locations serve the Boston, New York City, Orange County, San Francisco and Baltimore/Washington, D.C. metropolitan areas. A gain on the sale of these branches of approximately $2.5 million was recognized in the Consolidated Statement of Operations for the year ended December 31, 1994.

   The Asset Purchase Agreements ("Agreements") provided for IE's purchase of $23.0 million of receivables, $5.0 million of inventory, and $3.0 million of fixed assets. IE assumed the future lease obligations for each branch location. TFN wrote-off $4.4 million of goodwill associated with these branches and adjusted certain other assets and liabilities by approximately $1.5 million as a result of the sale of the branches. The Agreements provide that title to all trade receivables of the branches sold, in the aggregate

                             THE FUTURE NOW, INC.

amount of $34.1 million, shall transfer to IE at December 30, 1994. The Agreements further provide that IE must remit to TFN all cash receipts on such receivables in excess of the first $23.0 million collected. Accordingly, at December 31, 1994 TFN has recorded a receivable due from IE in the amount of $11.1 million for the trade receivables in excess of $23.0 million. Any losses due to uncollectibility of such trade receivables will be borne by TFN and have been considered in establishing the allowance for receivables at December 31, 1994.

   The transaction also includes a Management Agreement which provides for TFN to manage these facilities for IE and retain its employees at these locations. All direct expenses of these branches will be paid by IE and certain indirect costs will be reimbursed each month by IE in the amount of $20,000 per branch. Additionally, the Management Agreement contains an incentive compensation arrangement whereby IE shall pay incentive compensation to TFN based upon the future operating results of the branches.

   The following table sets forth for the periods indicated the revenue and income from operations of the branches sold reflected in TFN's Consolidated Statements of Operations (in thousands):

                                                               Years Ended
                                                              December 31,          Six Months Ended
                                                        ------------------------      December 31,
                                                            1994       1993 (1)         1992 (2)
                                                         ----------   ----------    ----------------
Revenue  .............................................   $184,554      $167,943         $49,130
Income from Operations Before Allocation of Corporate
  Overhead ...........................................        992(3)      2,132             880

------

(1) The Orange County location was acquired August 1993 (see Note 5).

(2) The Boston, New York City, Washington, D.C. and San Francisco locations were acquired July 1992 from IE (see Note 5).

(3) Excludes goodwill impairment related to New York branch (see Note 9).

NOTE 4--COMMON STOCK TRANSACTIONS

   On June 12, 1992, TFN's shareholders approved an increase in the authorized shares of common stock from 5,000,000 to 20,000,000.

   In March 1993, TFN sold 1,467,500 shares of its common stock, at $12.375 per share, in a public offering. Net proceeds from the sale after underwriting discount and offering expenses of $1.5 million ($.996 per share) were $16.7 million ($11.379 per share). The proceeds from the offering were applied to the indebtedness under TFN's Secured Credit Agreement.

   In October 1993, TFN sold 681,447 shares of its common stock, at $12.8375 per share, to IE resulting in proceeds to TFN of $8.7 million. IE is TFN's largest shareholder, having acquired 31.1% (1,638,377 shares) of TFN's total outstanding stock in July 1992 in exchange for IE's computer reselling operation. With TFN's public offering in March 1993, IE's ownership percentage decreased to 24.3%. IE increased its ownership percentage to 31.1% with the October 1993 purchase. IE is also TFN's largest vendor (see Note 13).

NOTE 5--ACQUISITIONS

   Following is a summary of TFN's business acquisitions made since January 1, 1992. See Note 13 for discussion of the related party relationship created by the acquisition of the Company Center Division ("CCD") of IE.

                             THE FUTURE NOW, INC.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  - (Continued)

Note 5--Acquisitions  - (Continued)

         Company/Location              Date of Acquisition             Consideration Paid
 ---------------------------------   -----------------------   -----------------------------------
Basicomputer Corporation            September 1993            $12.0 million in cash
     Akron, Ohio
     Atlanta, Georgia
     Columbus, Ohio
     Dayton, Ohio
     Detroit, Michigan
     Kansas City, Kansas
     White Plains, New York
     Pittsburgh, Pennsylvania
     Raleigh, North Carolina
     Dallas, Texas
Premium Computer Corporate          August 1993               $1.0 million in cash plus up to
 Center                                                       $1.5 million in contingent
     Colton, California                                       payments
     Irvine, California

Direct Computer Corporation         January 1993              $1.1 million in cash
Direct Technology Corporation
   Dallas and Houston, Texas
CCD                                 July 1992                 $16.4 million in TFN Common
     Boston, Massachusetts                                    Stock
     Dallas, Texas
     Los Angeles, California
     Nashville, Tennessee
     New York, New York
     Pittsburgh, Pennsylvania
     St. Louis, Missouri
     San Francisco, California
     Washington, D.C.
Evergreen Systems, Inc.             January 1992              $0.8 million in cash and
     Milwaukee, Wisconsin                                     $0.2 million in TFN Common
                                                              Stock

   Consideration paid includes cash paid and stock issued to the owners of the businesses acquired. TFN also assumed current and long-term liabilities totalling $0.8 million in 1994, $56.6 million in 1993 and $22.8 million in 1992 in connection with these acquisitions. Consideration paid does not include cash used in 1992, and classified as an investing activity in TFN's consolidated statement of cash flows, of $15.5 million expended to retire CCD's obligations to IE, principally for product inventory. The "investing" portion of these payments represents the amount paid to IE in excess of what could be financed through TFN's inventory financing.

   The acquisitions have been accounted for as purchases and, accordingly, the results of operations of the companies have been included in TFN's consolidated financial statements since the dates of acquisition. TFN recorded cost in excess of net assets acquired of $1.4 million, $29.1 million and $17.9 million in connection with these acquisitions during 1994, 1993 and 1992, respectively, which is being amortized on a straight-line basis over 20 years. Certain of the purchase agreements provide for additional payments for noncompete agreements totalling $1.0 million, of which $0.5 million was paid in 1994 and $0.5 million is to be paid in 1995.

                             THE FUTURE NOW, INC.

   The following unaudited pro forma financial information presents the combined results of operations of TFN and the businesses acquired in 1993 and 1992 as though these acquisitions had actually been made as of the beginning of 1993 and as of the beginning of 1992, after giving effect to certain adjustments, including certain adjustments of assets of businesses acquired to fair values and liabilities to settlement amounts, elimination of duplicate facilities and functions, amortization of goodwill, additional interest expense, reductions in the cost of sales actually achieved as a result of TFN's increased purchasing levels, and related income tax effects. No adjustments have been made to reflect reductions in any other expenses or from any other economies of scale which may have resulted from the combinations had they taken place at the beginning of each of the respective years. The pro forma financial information does not necessarily reflect the results of operations that would have occurred had the companies constituted a single entity during such periods.

                                  Years Ended
                                 December 31,
                           ------------------------
                               1993         1992
                            ----------   ----------
                          (in thousands, except per
                                  share data)
     Revenue  ...........  $852,171     $656,645
     Net Income  ........     9,200        9,066
     Earnings Per Share    $   1.23     $   1.21

   Pro forma financial information for the year ended December 31, 1994 is not presented because the acquired entities are included in the historical financial statements of TFN for the entire period.

NOTE 6--RECEIVABLES

   Receivables due from IE consist of the following:


                                              December 31,     December 31,
                                                 1994             1993
                                            --------------   --------------
     Sale of Branches to IE (see Note 3):
          Inventory  .....................    $ 4,981,704       $       --
          Receivables  ...................     11,142,629               --
     Rebates and Price Protection  .......      3,454,857        1,708,122
                                              -----------       ----------
                                              $19,579,190       $1,708,122
                                              ===========       ==========

   At December 31, 1993, a receivable of $11.0 million was due from the Hewlett-Packard Company; $2.8 million of such receivable was included in Other Receivables and $8.2 million was shown as Long-Term Receivable on the Consolidated Balance Sheet. This receivable arose from the sale by TFN in late 1993 of TFN's service contract base and repair parts inventory in connection with an alliance formed by TFN with the Hewlett-Packard Company to provide hardware repair services to TFN's clients. At December 31, 1994, $4.9 million remained of the total of such receivable which is included in Other Receivables. Effective January 1, 1995, TFN negotiated the return of the service contract base and repair services from Hewlett-Packard. Also, at December 31, 1994, Other Receivables include $6.0 million due from an insurance carrier principally related to a fire at one of TFN's warehouses.

   No individual customer accounted for more than 10% of TFN's sales during 1994, 1993 or 1992.

                             THE FUTURE NOW, INC.
          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  - (Continued)

NOTE 7--INVENTORIES

   Inventories consist of items held for resale and for rental and are composed of the following:

                                   December 31,     December 31,
                                       1994             1993
                                  --------------   --------------
    Equipment Held for Resale      $50,161,456      $57,280,865
    Rental Equipment  .........      1,424,357        3,858,601
                                   -----------      -----------
                                    51,585,813       61,139,466
    Allowance  ................     (7,510,397)      (6,489,474)
                                   -----------      -----------
      Total  ..................    $44,075,416      $54,649,992
                                   ===========      ===========

NOTE 8--PROPERTY AND EQUIPMENT

                                         December 31, 1994                 December 31, 1993
                                  -------------------------------   -------------------------------
                                                    Accumulated                       Accumulated
                                       Cost         Depreciation         Cost        Depreciation
                                   -------------   --------------    -------------   --------------
     Office Equipment  .........    $11,847,996      $2,614,874      $ 9,303,580      $2,330,200
     Computer Software .........      1,686,228         687,971          908,040         400,621
     Equipment Under Capital
        Leases .................      1,023,775         380,483          814,826         258,772
     Vehicles and Other  .......        326,797         166,154          256,512         140,988
                                    -----------      -----------     -----------      ----------
                                    $14,884,796      $3,849,482      $11,282,958      $3,130,581
                                    ===========      ==========      ===========      ==========

NOTE 9--INTANGIBLE ASSETS AND GOODWILL IMPAIRMENT

                             December 31, 1994                 December 31, 1993
                      -------------------------------   -------------------------------
                                        Accumulated                       Accumulated
                           Cost         Amortization         Cost        Amortization
                       -------------   --------------    -------------   --------------
     Goodwill  .....    $36,414,933      $3,733,574      $51,785,397      $2,842,178
     Organization
        Costs ......             --              --          328,779         321,212
                        -----------      ----------      -----------      ----------
                        $36,414,933      $3,733,574      $52,114,176      $3,163,390
                        ===========      ==========      ===========      ==========

   During 1994, the unamortized balance of goodwill decreased $15.4 million due primarily to the write-off of impaired goodwill and the sale of five branches to IE. During 1993, goodwill increased $29.1 million due to the acquisitions discussed in Note 5. Amortization of goodwill and organization costs totalled $2.5 million for 1994, $2.0 million for 1993 and $0.7 million for 1992.

   TFN determined in the second quarter of 1994 that the New York branch's undiscounted future operating cash flows as adjusted for expected savings from TFN's restructuring actions would not support future recovery of the recorded unamortized goodwill balance of $7.0 million at June 30, 1994. This forecast indicated that cumulative negative results of operations and use of operating cash over the remaining 18 year life is expected to approximate $11.5 million and $2.6 million, respectively. These losses and use of cash principally result from the extremely competitive environment resulting in lower margins and the increased operating costs associated with this location as compared to other locations of TFN. Accordingly, TFN expensed its remaining unamortized goodwill balance for this branch in the second quarter of 1994.

                             THE FUTURE NOW, INC.

NOTE 10--DEBT AND LEASE OBLIGATIONS

                                          December 31,     December 31,
                                              1994             1993
                                         --------------   --------------
    Secured Credit Agreement  ........     $       --      $74,649,213
    Obligations Under Capital Leases          478,215          469,217
    Other  ...........................        770,024          868,323
                                           ----------      -----------
                                            1,248,239       75,986,753
    Less Current Portion  ............        687,964          588,897
                                           ----------      -----------
                                           $  560,275      $75,397,856
                                           ==========      ===========

   As of December 31, 1994, TFN was party to a Secured Credit Agreement ("Agreement") with certain banks. This revolving credit facility permits borrowing of up to $85.0 million with interest rates varying based on the prime rate (8.50% at December 31, 1994) offered by the agent plus 1 1/4 % and is payable in full in September 1996. Advances against this Agreement are based on TFN's trade receivables and are subject to eligibility requirements contained within the Agreement. The outstanding balance on this Agreement as of December 31, 1994 was $39.9 million with an eligibility of $67.4 million. Collateral pledged for this Agreement includes all of TFN's assets with the exception of inventory, which is pledged as security to the third party inventory finance companies. The provisions of the facility contain various restrictive covenants with respect to the maintenance of minimum tangible net worth, restrictions on fixed asset additions, restrictions on fixed charges, maintenance of a minimum current ratio, and restrictions on certain additional indebtedness. As a result of the restructuring charge during the second quarter of 1994, TFN failed to comply with several of the financial covenants required under the Agreement.

   Effective July 8, 1994, an initial amendment to the Agreement waived until September 30, 1994 any default which occurred on June 30, 1994 as a result of TFN's failure to comply with these covenants. Subsequent amendments extended the waiver until July 31, 1995. TFN must complete its merger with IE, secure new financing, or obtain a further waiver of these covenants prior to July 31, 1995. TFN expects that there will no longer be a need for this financing when the merger with IE described in Note 13 is consummated.

   The maximum level of borrowing under this Agreement was reduced from $85.0 million to $70.0 million effective January 1, 1995 as specified under a waiver of financial covenants and as a result of the sale of certain assets to IE (see Note 3).

   During the year ended December 31, 1994, the outstanding borrowings under the Agreement ranged from $39.9 million to $93.7 million and averaged $78.9 million. Borrowings vary based on seasonal needs and typically are higher during TFN's first quarter due to increased levels of accounts receivable resulting from the seasonally higher sales activity of the previous fourth quarter.

   As of December 31, 1993, the Agreement permitted borrowing of up to $85.0 million ($95.0 million from January 19, 1994 to March 31, 1994) with interest rates varying based on the prime rate offered by the agent bank up to a maximum of prime (6% at December 31, 1993) plus 1 1/4 %.

   During the year ended December 31, 1993, TFN was party to two separate Secured Credit Agreements with certain banks. The first Secured Credit Agreement allowed for borrowings up to $50.0 million through September 8, 1993 and the second Secured Credit Agreement allowed for borrowings up to $85.0 million from September 9, 1993 forward. During 1993, outstanding borrowings under these Secured Credit Agreements ranged from $23.3 million to $83.9 million and averaged $48.9 million. The average balance outstanding under the second Secured Credit Agreement increased substantially after September 9, 1993 due to the acquisition of Basicomputer Corporation.

                             THE FUTURE NOW, INC.

   Aggregate payments of long-term debt, excluding capital lease obligations, after December 31, 1994 are as follows:


 Year Ending:
     December 31, 1995  ..........    $429,121
     December 31, 1996  ..........     249,593
     December 31, 1997  ..........      18,146
     December 31, 1998  ..........      20,047
     December 31, 1999 and
        thereafter ...............      53,117

   TFN has agreements with third parties principally to finance certain of its inventory purchases from IE as of December 31, 1994 and 1993. Under these credit agreements, TFN may purchase up to $105.0 million and $95.0 million, respectively, of inventories with extended payment terms. Such agreements generally are secured by inventories and, in certain instances, the proceeds related thereto, and may be terminated immediately upon default by TFN or otherwise within 60 to 90 days by either the third party or TFN. Further, to maintain this level of third party inventory financing, IE guarantees up to $20.0 million on one of these agreements. One of these agreements contains various restrictive covenants with respect to the maintenance of a minimum level of tangible net worth and subordinated debt, maintenance of a minimum current ratio, maintenance of a minimum ratio of debt to tangible net worth and a prohibition against the payment of dividends. TFN failed to comply with certain of these covenants as of June 30, 1994, September 30, 1994 and December 31, 1994. TFN has obtained amendments to the agreement waiving the attainment of the financial objectives until July 31, 1995. TFN must complete its merger with IE, renegotiate and reset these covenants or obtain a further waiver of these covenants prior to July 31, 1995. As of December 31, 1993, all such covenants were met. The amounts outstanding under these agreements are included in accounts payable and totalled $88.9 million and $69.6 million as of December 31, 1994 and 1993, respectively. If principal payments on these payables are made on a timely basis, no interest accrues. Interest payments to these third party finance companies were $1.1 million, $0.1 million and $0.1 million, respectively, for the years 1994, 1993 and 1992.

   TFN leases office space and equipment under operating leases and certain other equipment under capital leases. Future minimum payments under noncancelable leases with initial or remaining terms in excess of one year as of December 31, 1994 are as follows:

                                                 Capital       Operating
                                                  Leases        Leases
                                                ----------   -------------
Year Ending:
     December 31, 1995  .....................    $284,334     $ 8,777,237
     December 31, 1996  .....................     120,114       8,554,289
     December 31, 1997  .....................      92,958       6,276,887
     December 31, 1998  .....................      12,777       2,562,344
     December 31, 1999  .....................       8,113       2,336,254
     Thereafter  ............................          --       4,718,928
                                                 --------     -----------
Total Minimum Lease Payments  ...............     518,296     $33,225,939
                                                              ===========
Less Amount Representing Interest  ..........      40,081
                                                 --------
Present Value of Net Minimum Lease Payments      $478,215
                                                 ========

   Rent expense totalled $6,703,000 in 1994, $4,630,000 in 1993 and
$2,654,000 in 1992.

NOTE 11--INCOME TAXES

   As discussed in Note 1, TFN adopted SFAS No. 109 as of January 1, 1992. The cumulative effect of this change in accounting for income taxes is not material and is included in the provision for income taxes for the year ended December 31, 1992.

                             THE FUTURE NOW, INC.

   Income taxes for the years ended December 31 consist of the following:

                                                                 1994             1993            1992
                                                            --------------   --------------    ------------
     Current:
          Federal (Benefit)...............................    $   984,000      $(1,100,000)     $  924,000
          State and Local ................................        400,000          700,000         588,000
     Deferred (Benefit) ..................................     (3,651,411)       6,946,000       2,089,000
                                                              -----------      -----------      ----------
                                                              $(2,267,411)     $ 6,546,000      $3,601,000
                                                              ===========      ===========      ==========

   A reconciliation of TFN's effective income tax rate and the statutory federal income tax rate is as follows for the years ended December 31:

                                                               1994        1993       1992
                                                             -------     -------    -------
     Statutory U.S. Federal Tax Rate  ....................    (35%)        34%         34%
     Valuation Allowance  ................................     14          --          --
     Goodwill Write-off  .................................     12          --          --
     Amortization of Intangibles  ........................      2           3           2
     State and Local Income Taxes, Net of Federal Benefit       1           5           5
     Other, Net  .........................................      1          (1)         (2)
                                                              -----       -----       -----
                                                               (5%)        41%         39%
                                                              =====       =====       =====

   Deferred tax expense for the years ended December 31 consists of the following:

                                                               1994            1993             1992
                                                          --------------   -------------    -------------
     Charge in lieu of taxes resulting from the
        initial recognition of acquired tax benefits
        that are allocated to reduce goodwill related
        to the acquired entities ......................    $        --      $3,935,000       $1,943,000
     Other  ...........................................     (3,651,411)      3,011,000          146,000
                                                           -----------      ----------       ----------
                                                           $(3,651,411)     $6,946,000       $2,089,000
                                                           ===========      ==========       ==========

  As of December 31, 1994 and 1993, the total of all deferred tax liabilities, consisting principally of acquisition related intangibles and property and equipment, approximated $8.8 million and $5.3 million, respectively. The total of all deferred tax assets, consisting principally of inventory valuation reserves, allowance for doubtful accounts, accruals and net operating loss carryforwards, approximated $15.3 million and $1.6 million, respectively. As of December 31, 1994, a valuation allowance has been provided for the entire net deferred tax asset of $6.5 million. Management has determined that sufficient evidence does not currently exist to support a more likely than not criterion that sufficient taxable income is expected to be available in future years or through carryback to realize the tax benefit.

   At December 31, 1994, TFN has net operating loss carryforwards for Federal income tax purposes of approximately $11.0 million which are available to offset future Federal taxable income, if any, through 2009.

NOTE 12--DEFERRED COMPENSATION PLAN, STOCK WARRANTS AND STOCK OPTION PLANS

   TFN has a 401(k) plan for all employees meeting minimum age and service requirements. Employees may elect to defer a portion of their salaries, subject to percentage and dollar limits. TFN has agreed to contribute 20% of the first 5% of compensation deferred by the employee, subject to a limit of 1% of eligible employee compensation. Additional contributions may be made at the discretion of the Board of Directors. Employees' rights to employer contributions vest ratably over a five-year period. Employer contributions to this plan totalled $266,000 in 1994, $305,000 in 1993 and $140,000 in 1992.

   TFN has two stock option plans, a 1991 and a 1994 Plan, which provide for options to be granted to full time management of TFN. The 1991 Plan, as amended, provides for the granting of options to purchase 510,000 shares of TFN Common Stock and the 1994 Plan provides for the granting of options to purchase

                             THE FUTURE NOW, INC.

Note 12--Deferred Compensation Plan, Stock Warrants and Stock Option Plans
         - (Continued)

750,000 shares of TFN Common Stock. Both plans provide for the purchase of common stock at the market value at date of grant. All options become exercisable in increments of 20% on the first anniversary date of the date of the grant and 80% in equal installments beginning six months after the first anniversary date of the original date of grant. At December 31, 1994, options for 222,000 shares were exercisable.

   Changes in options outstanding under the two plans are as follows:

                                     Number         Exercise
                                    of Shares        Price
                                   -----------   --------------
Outstanding, December 31, 1991       175,000     $10.50
Granted  .......................     155,000      10.75 to 11.88
Exercised  .....................          --            --
Cancelled  .....................          --            --
                                     -------
Outstanding, December 31, 1992       330,000      10.50 to 11.88
Granted  .......................     174,000       9.75 to 11.75
Exercised  .....................      (3,900)     10.50 to 11.88
Cancelled  .....................     (20,400)      9.75 to 11.88
                                     -------
Outstanding, December 31, 1993       479,700       9.75 to 11.88
Granted  .......................     197,000       8.50 to 12.25
Exercised  .....................          --            --
Cancelled  .....................     (21,200)      9.75 to 11.50
                                     -------
Outstanding, December 31, 1994       655,500       8.50 to 12.25
                                     =======

   Included in the 1994 grant of 197,000 shares are 40,000 restricted shares and included in the 1993 grant of 174,000 options are 35,000 restricted shares which were granted to certain employees. The market value of shares awarded of $490,000 in 1994 and $341,000 in 1993 has been recorded net of unearned compensation as a component of shareholders' equity. Unearned compensation is being amortized to expense over the three year vesting period.

   Effective June 1991, TFN adopted The Future Now, Inc. 1991 Director Stock Option Plan (the "1991 Director Plan"). The maximum number of common shares reserved for issuance pursuant to grants under the 1991 Director Plan is 50,000 shares. The 1991 Director Plan provides that options may be granted to non-employee directors for the purchase of common stock at the market price at date of grant. All options are immediately exercisable. As of December 31, 1994, 8,000 options had been exercised and 5,000 options had lapsed. Options granted under the 1991 Director Plan are as follows:

                                     1994           1993            1992
                                   --------   -----------------    -------

     Number of options granted...   5,000            8,000           8,000
     Exercise price  ............  $12.25      $10.00 to $12.375    $11.88


   Warrants to purchase 184,498 shares of TFN Common Stock were issued to IE in connection with TFN's purchase of CCD from IE on July 2, 1992 (see Note
13). The exercise price is equal to the exercise price of all other options and warrants outstanding on July 2, 1992. These warrants become exercisable as the options and warrants which were outstanding as of the acquisition date are exercised. In 1994, warrants were exercised by IE to purchase 24,200 shares of TFN Common Stock at an aggregate price of $99,000. No warrants had been exercised as of December 31, 1993.

   As of January 1, 1992, 1991 and 1990, TFN issued warrants to purchase 18,375, 13,125 and 11,725 shares, respectively, of TFN Common Stock to certain individuals who were officers and/or directors during the years for

                             THE FUTURE NOW, INC.

Note 12--Deferred Compensation Plan, Stock Warrants and Stock Option Plans
         - (Continued)

which the warrants were issued. These warrants had exercise prices of $5.67, $2.40, and $0.86 per share. The $5.67 and $2.40 warrants were exercised in 1994, and the $0.86 warrants were exercised in 1993. In addition, on November 30, 1990, TFN issued warrants to purchase 17,500 shares of common stock to a related entity, of which warrants to purchase 2,100 shares of common stock were subsequently transferred to a shareholder and director for investment banking services rendered during 1990 and one-half of the remaining 15,400 shares were transferred to each of its two principals in November 1993. Warrants to purchase 7,700 shares were exercised in 1994. These warrants have an exercise price of $5.72 per share. The remaining warrants to purchase 9,800 shares expire on November 15, 1995.

NOTE 13--SUBSEQUENT EVENTS AND OTHER RELATED PARTY TRANSACTIONS

   On March 6, 1995, TFN and IE signed a letter of intent for IE to acquire the outstanding stock of TFN. The acquisition will be a stock-for-stock, tax-free transaction. Based on the exchange ratio set forth in the letter of intent, TFN's shareholders will receive .6588 shares of IE Common Stock in exchange for each share of TFN Common Stock. The transaction is subject to the completion of due diligence, the execution of a definitive agreement and other customary conditions and approvals, including approval by TFN's shareholders.

   On December 30, 1994, TFN sold certain assets of five branch locations to IE (see Note 3).

   On July 2, 1992, in connection with the acquisition of CCD from IE, TFN issued 1,638,377 shares, or 31.1% of TFN's total outstanding stock, to IE. On that date, IE became a principal shareholder and, therefore, a related party.

   TFN is a party to franchise agreements with IE. Among other terms, these franchise agreements provide that TFN will purchase certain products, including IBM, Apple, Compaq and Hewlett- Packard, only from IE. These franchise agreements expire in either December 2000 or September 2003 and are renewable by TFN for an additional 10-year term under certain conditions. These agreements may be terminated by the franchisor upon the occurrence of certain events, including loss of certain vendor authorizations, financial impairment and failure to maintain operating standards. Upon termination, TFN would be bound by a noncompete agreement that states that TFN would not engage in a competing business with the franchisor for a six-month term, subject to certain product exclusions and the buyout provision noted in the following paragraph.

   TFN has the right to terminate the franchise agreements upon 90 days written notice and the payment of a termination fee equivalent to the markup on products purchased from the franchisor during the preceding twelve-month period. This fee shall not be less than $1.0 million, and would have been approximately $17.0 million as of December 31, 1994 ($10.5 million as of December 31, 1993). An additional payment of $0.5 million is required to release TFN from its noncompete clause in the franchise agreements. Payments by TFN during the years ended December 31, 1994, 1993 and the six months ended December 31, 1992 for purchases from IE aggregated approximately $580.0 million, $442.0 million and $114.0 million, respectively. In management's opinion, these franchise agreements permit TFN to more effectively manage its product inventories and receive certain other benefits. IE also serves as guarantor of up to $20.0 million of amounts owed by TFN to an inventory finance company (see Note 10).

   IE has the right to designate, so long as it beneficially owns at least 10% of the outstanding shares of TFN Common Stock, one person to serve on the Board of Directors of TFN (and any Executive Committee of TFN). Since August 1994, IE has not designated a person to serve on the Board of Directors.

   TFN uses the services of a professional services firm in which a director is a principal. Fees paid to the related party's firm were $105,000 in 1994 and $25,000 in 1993. In addition, TFN uses the services of a law firm in which a director is a partner and paid such firm $220,000 in 1992.

                             THE FUTURE NOW, INC.

NOTE 14--SUPPLEMENTAL CASH FLOW INFORMATION

   The following are the non cash investing and financing activities for the years ended December 31:

                                                   1994            1993             1992
                                               ------------   --------------    --------------
Fair Value of Assets of Companies Acquired      $1,436,999     $ 88,188,100     $ 60,875,795
Cash Paid and Stock Issued  ................      (636,999)     (31,574,500)     (38,113,598)
                                                ----------     ------------     ------------
Liabilities Assumed   ......................    $  800,000     $ 56,613,600     $ 22,762,197
                                                ==========     ============     ============

   In 1993, in connection with the alliance formed by TFN with the Hewlett-Packard Company, TFN recorded current and long-term receivables aggregating approximately $11.0 million, and transferred service parts inventory and deferred service income and certain other assets and liabilities with a net carrying value of approximately $11.0 million to the Hewlett-Packard Company (see Note 6).

   In 1994, in connection with the sale of branches to IE, TFN recorded receivables due from IE in exchange for TFN's trade receivables and inventories in the amount of $11.1 million and $5.0 million, respectively.

NOTE 15--CONTINGENCIES

   TFN continuously evaluates contingencies based upon the best available evidence. Management believes that allowances for loss have been provided to the extent necessary and that its assessment of contingencies is reasonable.

   Various suits and claims arising in the ordinary course of business are pending against TFN. In the opinion of management, these suits and claims are not reasonably likely to have a material adverse effect on the financial condition or results of operations of TFN. However, management cannot predict the outcome of these suits and claims and any adverse findings may affect the results of operations in future reporting periods.

                             THE FUTURE NOW, INC.
                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESTRUCTURING CHARGE AND GOODWILL IMPAIRMENT

   Charges for restructuring of $33.0 million and goodwill impairment of $7.0 million significantly impacted results of operations for the year ended December 31, 1994. See Notes 2 and 9 of Notes to Consolidated Financial Statements.

RESULTS OF OPERATIONS

   Results of operations for the year ended December 31, 1994 were significantly impacted by the acquisition in September 1993 of Basicomputer Corporation and by the restructuring charge and goodwill impairment discussed above. Results of operations for periods beginning January 1, 1995 will be significantly impacted by the sale of branches to IE. Further, TFN signed a letter of intent on March 6, 1995 to merge with IE. See Notes 3 and 13 of Notes to Consolidated Financial Statements.

YEAR ENDED DECEMBER 31, 1994 COMPARED WITH YEAR ENDED DECEMBER 31, 1993

   Revenue increased $93.9 million, or 13.4%, in 1994 as compared with 1993, which principally resulted from acquisitions during 1993 that were included for a full year in 1994. In general, growth was generated by an increase in volume, which more than offset a general decline in the prices of TFN's products, and its growth in the professional services business.

   Equipment and supplies revenue as a percentage of total revenue increased to 85.8% in 1994 as compared with 85.4% in 1993. Software revenue as a percentage of total revenue increased to 6.7% in 1994 as compared with 6.5% in 1993. Because the gross margins generally are smaller on sales of equipment, supplies and software than are margins on sales of professional services, management generally views increases in the percentage of total revenue generated by these products to be unfavorable.

   Services income increased to 7.5% of total revenue during 1994 as compared with 4.9% (excluding repair services) during 1993. "Services income" is defined by TFN as revenue derived from: (i) commissions earned on the sale of maintenance contracts; (ii) product installation; (iii) systems networking;
(iv) training; and (v) product rental. TFN emphasized the marketing of professional services beginning in early 1993 and believes that its marketing efforts are resulting in the growth in professional services revenue.

   Due to margin pressures associated with repair services, in late 1993 TFN formed an alliance with the Hewlett-Packard Company wherein the Hewlett-Packard Company provided hardware repair service for TFN's clients in 1994. Accordingly, TFN had no repair services revenue in 1994. Effective January 1, 1995, TFN terminated its arrangement with the Hewlett-Packard Company and began providing hardware repair services for its clients. TFN formed the Service Group section of the Technology Deployment and Service Group to provide such services. The Service Group is operating under a newly formed management team and has purchased software to assist in the management of the repair services business. Arrangements have been made with a parts supplier to provide the repair parts used in the repair service work, thereby eliminating the need for TFN to carry parts inventory.

   Gross profit as a percentage of total revenue decreased to 14.7% for 1994 as compared with 16.2% for 1993. TFN's gross margin decline resulted primarily from a decline in margin on equipment and supplies in 1994 compared with 1993 in response to competitive pressures as well as specific price pressures as a result of various sales channels available today. In addition, charges of $3.0 million were recorded by TFN in the second quarter of 1994 to increase the inventory obsolescence allowance and record the sale of obsolete inventory from certain branches that were closed in the second quarter.

   Selling expenses as a percentage of total revenue decreased to 4.3% for 1994 as compared with 4.6% for 1993. This decrease in percentage of total revenue is due to the realization of planned volume increases without a corresponding increase in staffing.

   Service expenses as a percentage of total revenue increased to 5.0% in 1994 as compared with 4.4% in 1993. The increase resulted from the continued implementation of planned staff increases in order to focus on the increased demand for professional services in the business, professional, governmental and educational markets.

   General and administrative expenses increased as a percentage of total revenue to 5.3% during 1994 as compared with 4.1% during 1993. Marketing rebates, which are reported as reductions in general and administrative expenses, totalled 1.1% of revenue in 1994 as compared with 1.3% for 1993. In general, levels of marketing rebates are declining and will continue to be affected by the nature and timing of vendor programs and by TFN's effective utilization of such programs. General and administrative expenses before reduction for marketing rebates were 6.4% of revenue in 1994 and 5.4% in 1993. General and administrative expenses in 1994 include $1.0 million for certain promotional activities designed to enhance TFN's relations with its various constituencies. As a result of the acquisitions in late 1993 and overall growth of the business, TFN incurred certain additional general and administrative expenses in the following categories: administrative salaries, $3.2 million; employee benefits, $2.1 million; property taxes, $1.6 million; travel, $1.0 million; and professional fees, $0.7 million. The costs associated with administrative salaries and employee benefits are expected to be reduced as TFN centralizes its billing, purchasing and credit and collections functions. Additionally, charges totalling $1.0 million were recorded by TFN to increase the allowance for receivables for locations closed during the second quarter of 1994.

   Interest expense more than doubled in 1994 to $8.3 million from $3.6 million in 1993. The increase resulted from increased debt required by TFN to finance growth from its acquisitions and increased level of operations. TFN incurred interest of $1.1 million on floorplanned inventory purchases in 1994 compared with such interest of $0.1 million incurred in 1993. Further, rising interest rates throughout 1994 caused interest expense to increase over 1993.

YEAR ENDED DECEMBER 31, 1993 COMPARED WITH YEAR ENDED DECEMBER 31, 1992

   Revenue increased $358.8 million, or 104.6%, in 1993 as compared with 1992. Sales growth in locations owned by TFN for all of 1993 and 1992 was 18% with remaining growth due to acquisitions in 1993 and 1992. The internal growth was generated by an increase in volume, which more than offset a general decline in the prices of TFN's products.

   Equipment and supplies revenue as a percentage of total revenue increased to 85.4% in 1993 as compared with 82.6% in 1992. This increase was principally due to the addition of the companies acquired in 1992 and in 1993, which proportionately sold more equipment than software and services, as compared with locations operated by TFN during both years. For locations operated by TFN in both years, sales of equipment and supplies decreased slightly to 81.1% of total revenue in 1993 from 81.3% of total revenue in 1992. Because the gross margins generally are smaller on sales of equipment and supplies than are margins on sales of services, management generally views increases in the percentage of total revenue generated by these products to be unfavorable.

   Software revenue as a percentage of total revenue decreased to 6.5% in 1993 as compared with 9.7% in 1992. The decrease was due principally to the percentage decline in software sales in locations operated by TFN during both years. Software sales as a percentage of total revenue in locations acquired in 1992 and 1993 increased to 3.3% in 1993 from 2.3% in 1992.

   Services income and repair services revenue together increased to 8.1% of total revenue during 1993 as compared with 7.8% during 1992. "Services" were defined by TFN as revenue derived from: (i) maintenance contracts; (ii) product installation; (iii) systems networking; (iv) training; (v) product rental; and (vi) commissions from manufacturers for sales to certain schools, hospitals and governmental agencies. The increase in the percent of services revenue to total revenue in 1993 compared with 1992 was due to an increase in such percentage in branches owned by TFN in both 1993 and 1992. The acquisitions in late 1992 and in 1993 derive a proportionately smaller percentage of their total revenue from services and the percentage of services revenue to their total revenue remained constant in 1993 and 1992. In late 1993, TFN formed an alliance with the Hewlett-Packard Company wherein the Hewlett-Packard Company provided certain hardware repair service for TFN's clients in 1994.

   Gross profit as a percentage of total revenue decreased to 16.2% for 1993 as compared with 17.5% for 1992. TFN's gross margin decline resulted primarily from a decline in margin on equipment and supplies in 1993 compared with 1992.

   Selling expenses as a percentage of total revenue decreased to 4.6% for 1993 as compared with 5.6% for 1992. This decrease in percentage of total revenue is due to the realization of planned volume increases without a corresponding increase in staffing.

   Service expenses as a percentage of total revenue increased to 4.4% in 1993 as compared with 3.9% in 1992. The increase resulted principally from a significant investment made by TFN to build its Professional Services Organization.

   General and administrative expenses decreased slightly as a percentage of total revenue to 4.1% during 1993 as compared with 4.3% during 1992. Efficiencies achieved by TFN in its administrative functions were principally responsible for the overall decrease. This decrease was partially offset by the decline in marketing rebates. Marketing rebates, which are reported as reductions in general and administrative expenses, totaled 1.3% of revenue in 1993 as compared with 1.6% for 1992. Levels of marketing rebates will continue to be affected by the nature and timing of vendor programs and by TFN's effective utilization of such programs.

   Interest expense more than doubled in 1993 to $3.6 million from $1.5 million in 1992. The increase resulted principally from increased debt required by TFN to finance its acquisitions in 1992 and 1993.

LIQUIDITY AND CAPITAL RESOURCES

   TFN's liquidity and capital resources have been significantly impacted by acquisitions for the periods presented, particularly the acquisitions in August 1993 of Premium Computer Corporate Center and in September 1993 of Basicomputer Corporation.

   TFN's financing is provided through a Secured Credit Agreement ("Agreement") with certain banks and other financing agreements with third parties to finance the Company's inventories. As of December 31, 1994, the Agreement permits borrowing of up to $85.0 million payable in full in September 1996 with interest rates varying based on the prime rate offered by the agent bank plus 1 1/4 %. The provisions of the Agreement contain various restrictive covenants with respect to the attainment of various financial objectives. As a result of the restructuring charge, TFN failed to comply with certain of these covenants as of June 30, 1994, September 30, 1994 and December 31, 1994. Effective July 8, 1994, an initial amendment to the Agreement waived TFN's requirement to achieve these covenants through September 30, 1994. Subsequent amendments extended the waiver until July 31, 1995. TFN must complete its merger with IE, secure new financing, or obtain a further waiver of these covenants prior to July 31, 1995. TFN expects that there will no longer be a need for this financing when the merger with IE is consummated. If the merger is not consummated, TFN must renegotiate its current financing or obtain new financing. The maximum level of borrowing under this Agreement was reduced from $85.0 million ($95.0 million from January 19, 1994 through March 31, 1994) to $70.0 million effective January 1, 1995 as specified under a waiver of financial covenants and as a result of the sale of certain branch assets to IE. See Note 3 of Notes to Consolidated Financial Statements.

   During the year ended December 31, 1994, the borrowings under the Agreement ranged from $39.9 million to $93.7 million and averaged $78.9 million outstanding. Borrowings vary based on seasonal needs and typically are higher during TFN's first quarter due to increased levels of accounts receivable resulting from the seasonally higher sales activity of the previous fourth quarter. Advances against this Agreement are based on TFN's trade receivables and are subject to eligibility requirements contained within the Agreement.

   In order to reduce its outstanding debt and increase liquidity, TFN sold certain assets to IE which provided $34.2 million in proceeds in December 1994 and an additional $5.0 million in proceeds in January 1995. The proceeds were used primarily to reduce borrowings under TFN's Agreement. See Note 3 of Notes to Consolidated Financial Statements.

   TFN has taken additional steps to increase liquidity by use of IE's CustomerCare Direct program. Under this program, TFN's need to carry inventory is significantly reduced as product is shipped directly from IE's warehouse to the customer's location, thereby eliminating TFN's need to warehouse such product.

   TFN's inventories are financed, in part, by secured credit agreements with third parties. Such agreements entitle TFN to finance up to $105.0 million of inventories as of December 31, 1994 on an interest free basis, for periods ranging from 30 to 45 days. Further, to maintain this level of third party inventory financing, IE guarantees up to $20.0 million on one of these agreements. The amounts outstanding under these agreements totalled $88.9 million and $69.6 million as of December 31, 1994 and 1993, respectively. One of these agreements contains restrictive covenants with respect to the attainment of various financial objectives. TFN failed to comply with certain of these covenants as of June 30, 1994, September 30, 1994, and December 31, 1994. TFN has obtained amendments to the agreement waiving the attainment of the financial objectives until July 31, 1995. TFN must renegotiate and reset these covenants or obtain a further waiver of these covenants prior to July 31, 1995. Management believes it can successfully renegotiate these covenants or obtain further waivers by July 31, 1995, if necessary.

   During the year ended December 31, 1993, TFN was party to two separate Secured Credit Agreements with certain banks. The first Secured Credit Agreement allowed for borrowings up to $50.0 million through September 8, 1993 and the second Secured Credit Agreement allowed for borrowings up to $85.0 million from September 9, 1993 forward. During 1993, outstanding borrowings under these Secured Credit Agreements ranged from $23.3 million to $83.9 million and averaged $48.9 million. The average balance outstanding under the second Secured Credit Agreement increased substantially after September 9, 1993 due to the acquisition of Basicomputer Corporation.

   In March 1993, TFN received net proceeds of $16.7 million from its public offering of 1,467,500 common shares. The proceeds were applied to indebtedness under TFN's Secured Credit Agreement. In October 1993, TFN sold 681,447 of its common shares to IE at $12.8375 per share. Proceeds to TFN were $8.7 million and were applied to indebtedness under TFN's Secured Credit Agreement.

   Capital expenditures totalled $3.3 million and $4.0 million, respectively, for the years 1994 and 1993. Capital expenditures are limited by the Secured Credit Agreement to $4.0 million per year for the years 1994, 1995 and 1996.

                             THE FUTURE NOW, INC.
               SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

                                      Balance at       Charged to        Charged to
                                     Beginning of       Costs and           Other                            Balance at
                                        Period          Expenses          Accounts         Deductions       End of Period
                                    --------------   ---------------    --------------   ---------------   ---------------
Year Ended December 31, 1992
   Allowance for Doubtful
     Accounts  ..................     $  285,000     $      270,831     $  175,524(1)     $   19,216(3)      $  712,139
   Inventory Valuation Reserve ..        996,433             49,575      1,452,871(1)        678,755(4)       1,820,124
                                      ----------     --------------     ----------        ----------         ----------
                                      $1,281,433     $      320,406     $1,628,395        $  697,971         $2,532,263
                                      ==========     ==============     ==========        ==========         ==========
Year Ended December 31, 1993
   Allowance for Doubtful
     Accounts  ..................     $  712,139     $      801,516     $  978,735(2)    $ 1,374,449(3)      $1,117,941
   Inventory Valuation Reserve ..      1,820,124            214,654      4,454,696(1)             --          6,489,474
                                      ----------     --------------     ----------       -----------        ----------
                                      $2,532,263     $    1,016,170     $5,433,431       $ 1,374,449         $7,607,415
                                      ==========     ==============     ==========       ===========         ==========
Year Ended December 31, 1994
   Allowance for Doubtful
     Accounts  ..................     $1,117,941     $    2,219,184     $       --       $ 1,899,713(3)      $1,437,412
   Inventory Valuation Reserve ..      6,489,474         19,730,044(5)          --        18,709,121(6)       7,510,397
                                      ----------     --------------     ----------       -----------         ----------
                                      $7,607,415     $   21,949,228     $       --       $20,608,834         $8,947,809
                                      ==========     ==============     ==========       ===========         ==========


------

(1) Valuation included in assets acquired in business acquisitions.

(2) Valuation included in assets acquired in business acquisitions and amounts established in connection with the Company's transfer of certain assets and liabilities to the Hewlett-Packard Company.

(3) Accounts written off.

(4) Specific inventory items written off or sold.

(5) Includes restructuring reserve of $17.2 million established in second quarter of 1994.

(6) Includes transfers of reserves from restructuring to other Balance Sheet accounts of $7.5 million.

                              THE FUTURE NOW, INC.

                         CONSOLIDATED BALANCE SHEETS

                                                                       March 31,       December 31,
                                                                         1995              1994
                                                                    ---------------   ---------------
                              ASSETS
Current Assets
 Receivables:
     Trade  .....................................................    $ 92,132,737      $ 98,451,119
     Due from Intelligent Electronics, Inc.  ....................      10,606,075        19,579,190
     Other  .....................................................      15,342,687        19,143,376
                                                                     ------------      ------------
                                                                      118,081,499       137,173,685
     Allowance  .................................................      (1,445,588)       (1,437,412)
                                                                     ------------      ------------
                                                                      116,635,911       135,736,273
   Inventories ..................................................      43,698,556        44,075,416
   Prepayments and Other ........................................       1,554,683         1,565,688
                                                                     ------------      ------------
          Total Current Assets  .................................     161,889,150       181,377,377
                                                                     ------------      ------------
Property and Equipment  .........................................      15,686,536        14,884,796
   Accumulated Depreciation .....................................      (4,708,654)       (3,849,482)
                                                                     ------------      ------------
          Property and Equipment, Net  ..........................      10,977,882        11,035,314
                                                                     ------------      ------------
Intangible Assets, Net  .........................................      32,199,801        32,681,359
Other Assets  ...................................................       6,454,208         4,283,055
                                                                     ------------      ------------
Total Assets  ...................................................    $211,521,041      $229,377,105
                                                                     ============      ============
               LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
   Short-Term Debt ..............................................    $ 56,823,177      $ 39,927,060
   Current Portion of Long-Term Debt ............................         675,510           687,964
   Accounts Payable (net of receivable from Intelligent
     Electronics, Inc. for returned product of $5.3 million and
     $6.3 million as of March 31, 1995 and December 31, 1994,
     respectively)  .............................................     100,955,657       129,893,674
   Accrued Expenses .............................................      15,656,951        20,964,525
   Deferred Income and Other ....................................       2,031,711         1,789,909
                                                                     ------------      ------------
          Total Current Liabilities  ............................     176,143,006       193,263,132
                                                                     ------------      ------------
Long-Term Liabilities
   Long-Term Debt ...............................................         427,352           560,275
   Other ........................................................       2,157,830         2,264,284
                                                                     ------------      ------------
          Total Long-Term Liabilities  ..........................       2,585,182         2,824,559
                                                                     ------------      ------------
Shareholders' Equity
   Common Stock-no par value-20,000,000 shares authorized;
     7,578,566 shares issued and outstanding in 1995 and 1994  ..      58,284,537        58,215,267
   Accumulated Deficit ..........................................     (25,491,684)      (24,925,853)
                                                                     ------------      ------------
          Total Shareholders' Equity  ...........................      32,792,853        33,289,414
                                                                     ------------      ------------
Total Liabilities and Shareholders' Equity  .....................    $211,521,041      $229,377,105
                                                                     ============      ============


                See Notes to Consolidated Financial Statements.

                             THE FUTURE NOW, INC.

                    CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                          Three Months Ended
                                                                               March 31,
                                                                  ----------------------------------
                                                                        1995              1994
                                                                   ---------------   ---------------
Revenue
   Sales-Equipment and Supplies ................................   $124,894,076      $167,805,823
   Sales-Software ..............................................     11,596,612        14,118,751
   Professional Services .......................................     15,503,993        11,763,020
                                                                   ------------      ------------
                                                                    151,994,681       193,687,594
                                                                   ------------      ------------
Cost of Sales
   Equipment and Supplies (including purchases from Intelligent
     Electronics, Inc. of approximately $100.0 million and
     $120.4 million in the three months ended March 31, 1995
     and 1994, respectively)  ..................................    114,048,938       151,396,647
   Other (including purchases from Intelligent Electronics, Inc.
     of approximately $5.3 million and $6.3 million in the
     three months ended March 31, 1995 and 1994, respectively)       10,974,539        13,289,321
                                                                   ------------      ------------
                                                                    125,023,477       164,685,968
                                                                   ------------      ------------
   Gross Profit ................................................     26,971,204        29,001,626
                                                                   ------------      ------------
Operating Expenses
   Selling .....................................................      5,412,727         8,342,481
   Professional Services .......................................     10,422,637         7,086,609
   Warehouse ...................................................        516,727           874,388
   General and Administrative ..................................      9,364,674         9,430,318
                                                                   ------------      ------------
                                                                     25,716,765        25,733,796
                                                                   ------------      ------------
   Income from Operations ......................................      1,254,439         3,267,830
Interest Expense  ..............................................     (1,770,270)       (1,501,031)
                                                                   ------------      ------------
   Income (Loss) Before Income Taxes  ..........................       (515,831)        1,766,799
Income Taxes  ..................................................         50,000           743,000
                                                                   ------------      ------------
   Net Income (Loss)  ..........................................   $   (565,831)     $  1,023,799
                                                                   ============      ============
Weighted Average Shares Outstanding  ...........................      7,578,566         7,554,367
                                                                   ============      ============
Earnings (Loss) Per Share  .....................................   $       (.07)     $        .14
                                                                   ============      ============

               See Notes to Consolidated Financial Statements.

                             THE FUTURE NOW, INC.

               CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                          Retained
                                                 Common Stock             Earnings
                                       -----------------------------    (Accumulated
                                           Share          Amount          Deficit)
                                        -----------   --------------    --------------
Balance -- December 31, 1993  .......    7,473,666     $57,697,549      $ 20,061,699
   Restricted Stock Compensation
     Earned  ........................       40,000         222,639                --
   Exercise of Warrants:
     Intelligent Electronics, Inc.  .       24,200          99,468                --
     Other  .........................       41,200         203,041                --
   Treasury Stock ...................         (500)         (7,430)               --
   Net Loss .........................           --              --       (44,987,552)
                                         ---------     -----------     -------------
Balance -- December 31, 1994  .......    7,578,566      58,215,267       (24,925,853)
   Restricted Stock Compensation
     Earned  ........................           --          69,270                --
   Net Loss .........................           --              --          (565,831)
                                         ---------     -----------     -------------
Balance -- March 31, 1995  ..........    7,578,566     $58,284,537     $ (25,491,684)
                                         =========     ===========     =============


               See Notes to Consolidated Financial Statements.

                             THE FUTURE NOW, INC.

                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                              THREE MONTHS ENDED
                                  MARCH 31,

                                                                        1995             1994
                                                                   --------------   ---------------
Cash Flows from Operating Activities
   Receipts from Customers .....................................   $ 153,564,601     $ 215,840,823
   Payments to Suppliers and Employees .........................    (172,130,219)     (214,363,110)
   Income Taxes Paid ...........................................         (81,522)         (149,367)
   Interest Paid ...............................................      (2,278,313)       (1,355,617)
                                                                   -------------     -------------
     Net Cash Used by Operating Activities  ....................     (20,925,453)          (27,271)
                                                                   -------------     -------------
Cash Flows from Investing Activities
   Acquisition of Businesses, Net of Cash Acquired  ............              --          (641,181)
   Purchases of Property and Equipment, Net ....................        (806,991)         (654,851)
   Proceeds from Sale of Branches to Intelligent Electronics,
     Inc.  .....................................................       4,981,704                --
                                                                   -------------     -------------
     Net Cash Provided (Used) by Investing Activities  .........       4,174,713        (1,296,032)
                                                                   -------------     -------------
Cash Flows from Financing Activities
   Borrowings, Net .............................................      16,750,740         1,323,303
                                                                   -------------     -------------
     Net Cash Provided by Financing Activities .................      16,750,740         1,323,303
                                                                   -------------     -------------
Net Increase in Cash  ..........................................              --                --
   Cash -- beginning of period .................................              --                --
                                                                   -------------     -------------
   Cash -- end of period .......................................   $          --     $          --
                                                                   =============     =============
Reconciliation of Net Income (Loss) to Net Cash Used by
   Operating Activities
   Net Income (Loss) ...........................................   $    (565,831)    $   1,023,799
   Adjustments to Reconcile Net Income (Loss) to Net Cash Used
     by Operating Activities:
     Depreciation and Amortization  ............................       1,345,981         1,170,090
     Provision for Loss on Accounts Receivable  ................         202,106                --
     Changes in Operating Assets and Liabilities (Net of
        Effects of Acquisitions and Proceeds from Sale of
        Branches to Intelligent Electronics, Inc.):
        Decrease (Increase) in:
          Receivables  .........................................      13,916,552        19,322,301
          Inventories  .........................................         376,860        (8,448,984)
          Prepayments and Other  ...............................          80,275            82,951
          Other Assets  ........................................      (2,171,153)           36,926
        Increase (Decrease) in:
          Accounts Payable and Accrued Expenses  ...............     (34,352,045)      (13,680,886)
          Deferred Income and Other  ...........................         241,802           466,532
                                                                   -------------     -------------
   Net Cash Used by Operating Activities .......................   $ (20,925,453)   $      (27,271)
                                                                   =============    ==============
Supplemental Schedule of Non-Cash Investing and Financing
   Activities
   Fair Value of Assets of Companies Acquired ..................   $          --     $     641,181
   Cash Paid ...................................................              --          (641,181)
                                                                   -------------     -------------
   Liabilities Assumed .........................................   $          --     $          --
                                                                   =============     =============


               See Notes to Consolidated Financial Statements.

                             THE FUTURE NOW, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- BASIS OF PRESENTATION

   The accompanying unaudited consolidated financial statements of TFN include all adjustments, which are of a normal recurring nature, necessary to present fairly the Company's results of operations, financial position and cash flows. As permitted by the rules and regulations of the Securities and Exchange Commission, the consolidated financial statements do not include all of the accounting information normally included with financial statements prepared in accordance with generally accepted accounting principles. Accordingly, these consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 1994 included in TFN's Annual Report on Form 10-K. Results for the three months ended March 31, 1995 are not necessarily indicative of the results for any other interim period or for the year as a whole.


NOTE 2 -- SIGNIFICANT TRANSACTIONS

   Significant transactions affecting TFN and its consolidated financial statements include the following:

     o Signing on April 28, 1995 of an Agreement and Plan of Merger between TFN and IE (a related party) whereby IE will acquire the outstanding stock of TFN (see Note 8);

     o  Sale on December 30, 1994 of certain branch assets to IE (see Note 3);
        and

     o  Restructuring in 1994 (see Note 4).

NOTE 3 -- SALE OF BRANCHES TO INTELLIGENT ELECTRONICS, INC.

   On December 30, 1994, TFN sold certain assets of five branch locations to IE for approximately $34.2 million in cash received on December 30, 1994 and $5.0 million received January 9, 1995. The cash was used to reduce TFN's debt. The five branch locations serve the Boston, New York City, Orange County, San Francisco and Baltimore/Washington, D.C. metropolitan areas. The Boston, New York City, Washington, D.C. and San Francisco locations were acquired from IE in July 1992.

   The transaction includes a Management Agreement which provides for TFN to manage these facilities for IE and retain its employees at these locations. All direct expenses of these branches are paid by IE and certain indirect costs are reimbursed each month by IE in the amount of $20,000 per branch ($100,000 per month in total). Additionally, the Management Agreement contains an incentive compensation arrangement whereby IE shall pay incentive compensation to TFN based upon the operating results of the branches. During the three months ended March 31, 1995, no incentive compensation was earned by TFN.

   The following table sets forth the revenue and income from operations of the branches sold reflected in TFN's Consolidated Statement of Operations for the three months ended March 31, 1994 (in thousands):

     Revenue  .............................................    $43,807
     Income from Operations Before Allocation of Corporate
       Overhead ...........................................        215

NOTE 4 -- RESTRUCTURING CHARGE

   Effective second quarter 1994, TFN adopted a definitive plan for a company-wide restructuring, including the closing and consolidation of duplicate facilities in areas where TFN has made acquisitions. TFN will close or consolidate all of its branch warehouses, other than its Akron, Ohio facility, by June 30, 1995 as the CustomerCare Direct program, which decreases the Company's need to maintain inventory, is fully implemented. Under the CustomerCare Direct program, IE configures product sold by TFN and ships it directly to TFN's clients, thereby eliminating TFN's need to carry that inventory. In connection with the restructuring, TFN consolidated or closed offices in six geographic areas, including the consolidation of TFN's three Southern California offices into one operation, and its two facilities into one in each of the New York, Northeast Ohio and Dallas markets. TFN took these actions to integrate and consolidate the 15 companies it has acquired over the

                              THE FUTURE NOW, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

Note 4 -- Restructuring Charge  - (Continued)

past six years. As a part of this restructuring, TFN is centralizing certain of its operations and has reorganized management to continue its emphasis on higher margin professional services. Professional services will continue to be the principal focus of TFN's strategy.

   The restructuring resulted in a one-time charge of $33.0 million against 1994 second quarter results. During the first quarter of 1995, TFN consolidated one branch warehouse, began the consolidation process in four other branch warehouses and utilized the restructuring reserves in the following amounts:

                                                      Reclass-      Utilized to
                                                      ification        Offset
                                                      to Other      Expenses in      Payment of
                                         Reserve       Balance       Statement         Other                        Reserve
                                         December       Sheet            of         Restructur-                    March 31,
                                         31, 1994     Accounts       Operations      ing Costs       Transfers       1995
                                        ----------   -----------    -------------   -------------   -----------   -----------
                                                                            (in millions)
Provision for loss on disposition of
  inventory .........................     $ 6.2          (.9)           (1.0)            --              --          $4.3
Closure of warehouse facilities  ....       4.0           --             (.3)            --              .3           4.0
Personnel separation costs  .........       1.4           --             (.4)           (.1)             --            .9
Other  ..............................       1.2           --              --            (.2)            (.3)           .7
                                          -----         ----           -----           ----            ----          ----
   Total ............................     $12.8          (.9)           (1.7)           (.3)             --          $9.9
                                          =====         ====           =====           ====            ====          ====

   Inventory reserves of $0.9 million reclassified to other balance sheet accounts were principally transferred to reduce the carrying value of assets received in exchange for certain of TFN's inventories.

   Inventory reserves of $1.0 million were utilized to offset costs related to the bulk disposal of inventories.

   Reserves for closure of warehouse facilities of $0.3 million were utilized principally to offset costs related to minimum lease payments, net of sublease receipts, from each warehouse closure date. Reserves of $0.3 million related to other costs were transferred to the reserve for warehouse facilities based upon management's estimation of levels of reserves needed to complete the closure of warehouse facilities and the determination that fewer reserves were needed for other restructuring costs.

   Reserves for personnel separation costs of $0.4 million were utilized principally to offset personnel separation and other transition costs associated with terminated warehouse and administrative employees. Approximately 30 warehouse and administrative employees have been terminated during the three months ended March 31, 1995. Reserves of $0.1 million were utilized to offset other personnel separation costs that would not have been incurred by TFN absent its restructuring actions.

   Reserves for other costs of $0.2 million were utilized to offset other restructuring charges that would not have been incurred by TFN absent its restructuring actions.

   In addition, TFN expects future operating costs to be incurred related to the restructuring that are not included in the restructuring charge. These costs include anticipated enhancements to the management information system of $1.6 million.

   Management believes that the restructuring actions being taken will enhance TFN's ability to compete effectively through its professional services oriented business strategy. However, competition in this industry is significant and is dependent upon a number of factors which may be beyond TFN's control, such as general economic conditions, hardware and software margins, demand for professional services and various other industry pressures. A significant deterioration in anticipated levels of business or a significant decline in margin could require TFN to make additional adjustments to its expense structure, including additional restructuring actions.

                             THE FUTURE NOW, INC.

NOTE 5 -- INVENTORIES

   Inventories consist of items held for resale and for rental and are composed of the following:

                                           March 31,       December 31,
                                            1995             1994
                                        --------------   --------------
     Equipment Held for Resale.......    $47,938,266      $50,161,456
     Rental Equipment  ..............      1,232,376        1,424,357
                                         -----------      -----------
          Sub-Total  ................     49,170,642       51,585,813
     Allowance  .....................     (5,472,086)      (7,510,397)
                                         -----------      -----------
               Total  ...............    $43,698,556      $44,075,416
                                         ===========      ===========

NOTE 6 -- DEBT AND FINANCING AGREEMENTS

   As of March 31, 1995, TFN was party to a Secured Credit Agreement ("Agreement") with certain banks. This revolving credit facility permits borrowing of up to $70.0 million with interest rates varying based on the prime rate (9.0% at March 31, 1995) offered by the agent plus 1 1/4 % and is payable in full in September 1996. Advances against this Agreement are based on TFN's trade receivables and are subject to eligibility requirements contained within the Agreement. The outstanding balance on this Agreement as of March 31, 1995 was $56.8 million with an eligibility of $65.3 million. Collateral pledged for this Agreement includes all of TFN's assets with the exception of inventory, which is pledged as security to the third party inventory finance companies. The provisions of the facility contain various restrictive covenants with respect to the maintenance of minimum tangible net worth, restrictions on fixed asset additions, restrictions on fixed charges, maintenance of a minimum current ratio, and restrictions on certain additional indebtedness. As a result of the restructuring charge during the second quarter of 1994, TFN failed to comply with several of the financial covenants required under the Agreement.

   Effective July 8, 1994, an initial amendment to the Agreement waived until September 30, 1994 any default which occurred on June 30, 1994 as a result of TFN's failure to comply with these covenants. TFN also failed to comply with certain of these covenants as of September 30, 1994, December 31, 1994 and March 31, 1995. Subsequent amendments extended the waiver until July 31, 1995. TFN must complete its merger with IE, secure new financing, or obtain a further waiver of these covenants prior to July 31, 1995. TFN expects that there will no longer be a need for this financing when the merger with IE described in Note 8 is consummated.

   TFN has agreements with third parties principally to finance certain of its inventory purchases from IE as of March 31, 1995. Under these credit agreements, as of March 31, 1995, TFN may purchase up to $105.0 million of inventories with extended payment terms. Such agreements generally are secured by inventories and, in certain instances, the proceeds related thereto, and may be terminated immediately upon default by TFN or otherwise within 60 to 90 days by either the third party or TFN. Further, to maintain this level of third party inventory financing, IE guarantees up to $20.0 million on one of these agreements. One of these agreements contains various restrictive covenants with respect to the maintenance of a minimum level of tangible net worth and subordinated debt, maintenance of a minimum current ratio, maintenance of a minimum ratio of debt to tangible net worth and a prohibition against the payment of dividends. TFN failed to comply with certain of these covenants as of June 30, 1994, September 30, 1994, December 31, 1994 and March 31, 1995. TFN has obtained amendments to the agreement waiving the attainment of the financial objectives until July 31, 1995. TFN must complete its merger with IE, renegotiate and reset these covenants or obtain a further waiver of these covenants prior to July 31, 1995. The amounts outstanding under these agreements are included in accounts payable and totaled $69.7 million as of March 31, 1995. If principal payments on these payables are made on a timely basis, no interest accrues. Interest incurred relating to these third party finance companies was $861,000 and $68,000 for the three months ended March 31, 1995 and 1994, respectively.

                             THE FUTURE NOW, INC.

NOTE 7 -- INCOME TAXES

   The provision for income taxes for the three months ended March 31, 1995 consists primarily of state and local income tax. TFN has remaining net operating losses approximating $12.0 million at March 31, 1995 for which no financial statement benefit has been recognized and which are available to offset future Federal taxable income, if any, through 2009.

NOTE 8 -- SUBSEQUENT EVENT AND OTHER RELATED PARTY TRANSACTIONS

   TFN's largest shareholder (with approximately 31.1% of the outstanding stock) is IE.

   On April 28, 1995, TFN and IE signed an Agreement and Plan of Merger ("Agreement") whereby IE will acquire the outstanding stock of TFN. The acquisition will be a stock-for-stock, tax- free transaction. Based on the exchange ratio set forth in the Agreement, TFN's shareholders will receive .6588 shares of IE Common Stock in exchange for each share of TFN Common Stock. The Agreement may, however, be terminated by IE if the average closing price (defined as the average of the closing price per share of IE's common stock, as reported by The Nasdaq Stock Market, for the 20 trading days ending on the second trading day prior to the closing date) of IE Common Stock exceeds $11.00. If IE elects to terminate the Agreement under this provision, TFN has the right to override any such termination election by agreeing the conversion number of
 .6588 will be changed to the quotient that results from dividing $7.2468 by the average closing price of IE Common Stock. The Agreement may also be terminated by TFN if the average closing price of IE Common Stock is less than $9.00. If TFN elects to terminate the Agreement under this provision, IE has the right to override any such termination election by agreeing the conversion number of
 .6588 will be changed to the quotient that results from dividing $5.9292 by the average closing price of IE Common Stock.

   The transaction is subject to the satisfaction of customary closing conditions, including registration of the shares of IE Common Stock to be issued in the acquisition with the Securities and Exchange Commission and receipt of third party and governmental approvals, including approval of the acquisition by shareholders of TFN.

   On December 30, 1994, TFN sold certain assets of five branch locations to IE (see Note 3).

   Receivables from IE are composed of the following:

                                              March 31,       December 31,
                                                 1995             1994
                                            --------------   --------------
     From Sale of Branches to IE:  ......
          Inventory  ....................    $        --      $ 4,981,704
          Receivables  ..................      5,690,955       11,142,629
     From Operations of Branches for IE          106,545               --
     Rebates, Price Protection and Other       4,808,575        3,454,857
                                             -----------      -----------
               Total  ...................    $10,606,075      $19,579,190
                                             ===========      ===========


   Under its Management Agreement with IE, TFN is reimbursed for certain indirect costs of managing the five branches for IE at a rate of $20,000 per month per branch. In the three months ended March 31, 1995, TFN earned $300,000 which is recorded as a reduction in general and administrative expenses.

   Payments by TFN for purchases of inventory from IE for the three months ended March 31, 1995 and 1994 aggregated approximately $115.0 million and $144.8 million, respectively.

   IE serves as guarantor of up to $20.0 million of amounts owed by TFN to an inventory finance company (see Note 6).

   TFN uses the services of a law firm and of another professional services firm, in each of which a director is a principal. Fees paid to these firms for the three months ended March 31, 1995 and 1994 were not material to the Consolidated Financial Statements.

                             THE FUTURE NOW, INC.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS AND SIGNIFICANT TRANSACTIONS

   Results of operations for the three months ended March 31, 1995 and for all future periods are significantly impacted by the sale on December 30, 1994 of five of TFN's branches to IE. Further, TFN signed an Agreement and Plan of Merger on April 28, 1995 to merge with IE. See Notes 3 and 8 of Notes to Consolidated Financial Statements.

THREE MONTHS ENDED MARCH 31, 1995 COMPARED WITH THREE MONTHS ENDED MARCH 31,
1994

   Revenue decreased $41.7 million, or 21.5%, during the first quarter of 1995 as compared with the first quarter of 1994. The decrease in revenues is due primarily to the sale of five of TFN's branches to IE. If revenues for 1994 are adjusted for the revenues of these five branches (see Note 3 of Notes to Consolidated Financial Statements), revenue increased $2.1 million, or 1.4%, during the first quarter of 1995 as compared with the first quarter of 1994. This increase is the result of an increase of $6.0 million in professional services revenue, offset by a decrease of $3.9 million in equipment, supplies and software revenue.

   Equipment and supplies revenue as a percentage of total revenue decreased to 82.2% in the first quarter of 1995 as compared with 86.6% in the first quarter of 1994. Software revenue as a percentage of total revenue increased to 7.6% in the first quarter of 1995 as compared with 7.3% in the first three months of 1994. Because the gross margins generally are lower on sales of equipment, supplies and software than are margins on sales of professional services, management generally views decreases in the percentage of total revenue generated by these products to be favorable.

   Professional services revenue increased to 10.2% of total revenue for the first quarter of 1995 from 6.1% in the first quarter of 1994. "Professional services" is defined by TFN as revenue derived from: (i) commissions earned on the sale of maintenance contracts in 1994 and from maintenance contracts in 1995; (ii) product installation; (iii) systems design, integration and networking; (iv) repair services in 1995; (v) training; and (vi) product rental.

   In late 1993, TFN formed an alliance with the Hewlett-Packard Company wherein the Hewlett-Packard Company provided hardware repair services for TFN's clients. Accordingly, TFN had no repair services revenue in the first quarter of 1994. Effective January 1, 1995, TFN terminated its arrangement with the Hewlett-Packard Company and began providing hardware repair services for its clients. TFN formed the Service Group section of the Technology Deployment and Service Group to provide such services. The Service Group is operating under a newly formed management team and has purchased software to assist in the management of the repair services business. Arrangements have been made with a parts supplier to provide the repair parts used in the repair service work, thereby eliminating the need for TFN to carry parts inventory. Revenue earned in the three months ended March 31, 1995 from repair services approximated $1,300,000.

   Gross profit as a percentage of total revenue increased to 17.7% in the first quarter of 1995 as compared with 15.0% for the first quarter of 1994. TFN's gross profit margin increase resulted primarily from a larger percentage of total revenues derived from professional services in the first quarter 1995 as compared to the first quarter 1994.

   Selling expenses as a percentage of total revenue decreased to 3.6% for the first quarter of 1995 as compared with 4.3% for the first quarter of 1994. This decrease in percentage of total revenue is due to the realization of the planned volume increases without a corresponding increase in staffing.

   Professional services expenses as a percentage of total revenue increased to 6.9% in the first quarter of 1995 as compared with 3.7% for the first quarter of 1994. Included in professional services expenses in the first quarter of 1995 are approximately $800,000 of start-up costs for the Service Group. The increase also resulted from the addition of technical personnel to the Service Group and from other staff hired to focus on the increased demand for professional services in the business, professional, governmental and educational markets.

   General and administrative expenses increased as a percentage of total revenue to 6.2% in the first quarter of 1995 as compared with 4.9% during the first quarter of 1994. Marketing rebates, which are reported as reductions in general and administrative expenses, totaled 1.1% of revenue in the first quarter of 1995 as compared with 1.2% for the first quarter of 1994. In general, levels of marketing rebates are declining and will continue to be affected by the nature and timing of vendor programs and by TFN's effective utilization of such programs. General and administrative expenses before reduction for marketing rebates were 7.3% of revenue in the first quarter of 1995 and 6.1% in the first quarter of 1994. The increase resulted primarily from expenses of managing the five branch locations for IE, primarily executive and administrative salaries and related benefits, and computer expense. Partial reimbursement by IE of these expenses is included as a reduction in general and administrative expenses ($300,000 for the three months ended March 31, 1995).

   Interest expense increased in the first quarter of 1995 to $1.8 million from $1.5 million in the first quarter of 1994. The increase resulted principally from interest incurred on floorplanned inventory and interest rate increases. TFN incurred interest of $861,000 on floorplanned inventory purchases in the first quarter of 1995 compared with such interest of $68,000 in the first quarter of 1994.

LIQUIDITY AND CAPITAL RESOURCES

   Certain of TFN's financing is provided through a Secured Credit Agreement ("Agreement") with certain banks and other financing agreements with third parties to finance TFN's inventories. As of March 31, 1995, the Agreement permits borrowing of up to $70.0 million payable in full in September 1996 with interest rates varying based on the prime rate offered by the agent bank plus 1 1/4 %. The provisions of the Agreement contain various restrictive covenants with respect to the attainment of various financial objectives. As a result of the restructuring charge, TFN failed to comply with certain of these covenants as of June 30, 1994, September 30, 1994, December 31, 1994 and March 31, 1995. Effective July 8, 1994, an initial amendment to the Agreement waived TFN's requirement to achieve these covenants through September 30, 1994. Subsequent amendments extended the waiver until July 31, 1995. TFN must complete its merger with IE, secure new financing, or obtain a further waiver of these covenants prior to July 31, 1995. TFN expects that there will no longer be a need for this financing when the merger with IE is consummated. If the merger is not consummated, TFN must renegotiate its current financing or obtain new financing. The maximum level of borrowing under this Agreement was reduced from $85.0 million ($95.0 million from January 19, 1994 through March 31, 1994) to $70.0 million effective January 1, 1995 as specified under a waiver of financial covenants and as a result of the sale of certain branch assets to IE. Advances against this Agreement are based on TFN's trade receivables and are subject to eligibility requirements contained within the Agreement.

   During the three months ended March 31, 1995, the borrowings under the Agreement ranged from $39.3 million to $56.8 million and averaged $49.5 million outstanding. The balance outstanding under the Agreement at May 12, 1995 was $57.1 million.

   In order to reduce its outstanding debt and increase liquidity, TFN sold certain assets to IE which provided $34.2 million in proceeds in December 1994 and an additional $5.0 million in proceeds in January 1995. The proceeds were used primarily to reduce borrowings under the Company's Agreement.

   TFN has taken additional steps to increase liquidity by use of IE's CustomerCare Direct program. Under this program, TFN's need to carry inventory is significantly reduced as product is shipped directly from IE's warehouse to the customer's location, thereby eliminating TFN's need to warehouse such product.

   TFN's inventories are financed, in part, by secured credit agreements with third parties. Such agreements entitle TFN to finance up to $105.0 million of inventories as of March 31, 1995 on an interest free basis, for periods ranging from 30 to 45 days. Further, to maintain this level of third party inventory financing, IE guarantees up to $20.0 million on one of these agreements. The amounts outstanding under these agreements totaled $69.7 million as of March 31, 1995. One of these agreements contains restrictive covenants with respect to the attainment of various financial objectives. TFN failed to comply with certain of these covenants as of June 30, 1994, September 30, 1994, December 31, 1994 and March 31, 1995. TFN has obtained amendments to the agreement waiving the attainment of the financial objectives until July 31, 1995. TFN must renegotiate and reset these covenants or obtain a further waiver of these covenants prior to July 31, 1995. Management believes it can successfully renegotiate these covenants or obtain further waivers by July 31, 1995, if necessary.

   Net cash used by operating activities in the first quarter of 1995 were significantly impacted by the payment of payables related to the five branches sold to IE on December 30, 1994.

   Capital expenditures totaled $0.8 million and $0.7 million for the three months ending March 31, 1995 and 1994, respectively. Capital expenditures are limited by the Secured Credit Agreement to $4.0 million per year for the years 1995 and 1996.

                                                                       ANNEX A

                               MERGER AGREEMENT

                              TABLE OF CONTENTS

                                                                                                        Page
                                                                                                      --------
Agreement and Plan of Merger by and among Intelligent Electronics, Inc. and IE Ohio Acquisition
  Corporation and The Future Now, Inc. dated as of April 28, 1995 .................................      A-2

Schedule 4.2(h) -- Opinion of Norma Skoog, Esquire  ...............................................     A-35

Schedule 4.3(e) -- Opinion of Pepper, Hamilton & Scheetz  .........................................     A-37

Amendment No. 1 to Agreement and Plan of Merger dated as of July 6, 1995  .........................     A-39

                         AGREEMENT AND PLAN OF MERGER

                                 By and Among

                        INTELLIGENT ELECTRONICS, INC.

                                     and

                       IE OHIO ACQUISITION CORPORATION

                                     and

                             THE FUTURE NOW, INC.

                          Dated as of April 28, 1995

                              TABLE OF CONTENTS

                                                                                 Page
                                                                               --------
                                  ARTICLE 1
          THE MERGER AND RELATED MATTERS  ..................................     A- 5
1.1. The Merger  ...........................................................     A- 5
1.2. Conversion of Stock  ..................................................     A- 5
1.3. Dissenting Shareholders  ..............................................     A- 6
1.4. Exchange Procedures  ..................................................     A- 6
1.5. Options and Warrants  .................................................     A- 8
1.6. Certificate of Incorporation of the Surviving Corporation  ............     A- 8
1.7. Code of Regulations of the Surviving Corporation  .....................     A- 8
1.8. Directors and Officers of the Surviving Corporation  ..................     A- 9
1.9. Closing  ..............................................................     A- 9

                                  ARTICLE 2
          REPRESENTATIONS AND WARRANTIES  ..................................     A- 9
2.1. Representations and Warranties of the Company  ........................     A- 9
2.2. Representations and Warranties of Parent and Sub  .....................     A-17

                                  ARTICLE 3
          COVENANTS  .......................................................     A-22
3.1. Acquisition Proposals  ................................................     A-22
3.2. Employee Benefits  ....................................................     A-22
3.3. Access and Information  ...............................................     A-22
3.4. Certain Filings, Consents and Arrangements  ...........................     A-23
3.5. Indemnification and Insurance  ........................................     A-23
3.6. Publicity  ............................................................     A-24
3.7. Proxy; Registration Statement  ........................................     A-24
3.8. Shareholders' Meeting  ................................................     A-24
3.9. Antitakeover Statutes  ................................................     A-24
3.10. Listing  .............................................................     A-25
3.11. Restriction on Dividends, Splits, Etc  ...............................     A-25
3.12. Conduct of the Business of the Company Pending the Closing Date  .....     A-25
3.13. Best Efforts  ........................................................     A-26
3.14. Notice of Default  ...................................................     A-26
3.15. Treatment of Certain Debt  ...........................................     A-26
3.16. Tax Status  ..........................................................     A-26

                                  ARTICLE 4
          CONDITIONS PRECEDENT TO MERGER  ..................................     A-27
4.1. Conditions Precedent to Obligations of Parent, Sub and the Company  ...     A-27
4.2. Conditions Precedent to Obligations of Parent and Sub  ................     A-28
4.3. Conditions Precedent to the Obligations of the Company  ...............     A-28

                                  ARTICLE 5
          TERMINATION AND ABANDONMENT  .....................................     A-29
5.1. Termination  ..........................................................     A-29
5.2. Effect of Termination  ................................................     A-31
5.3. Expenses  .............................................................     A-31
5.4. Basic Fee  ............................................................     A-31

                                      A-3

                                                                                 Page
                                                                               --------

                                  ARTICLE 6
          MISCELLANEOUS  ...................................................     A-31
6.1. Knowledge  ............................................................     A-31
6.2. Survival  .............................................................     A-32
6.3. Waiver  ...............................................................     A-32
6.4. Notices  ..............................................................     A-32
6.5. Entire Agreement; Etc.  ...............................................     A-33
6.6. Assignment  ...........................................................     A-33
6.7. Headings  .............................................................     A-33
6.8. Counterparts  .........................................................     A-33
6.9. Applicable Law  .......................................................     A-33
6.10. Severability  ........................................................     A-33
          SCHEDULES AND EXHIBITS
1.    Exhibit A -- Company Disclosure Schedule. (Not included)
2.    Exhibit B -- Parent Disclosure Schedule. (Not included)
3.    Schedule 4.2(h) -- Opinion of Norma Skoog, Esquire.
4.    Schedule 4.3(e) -- Opinion of Pepper, Hamilton & Scheetz.


                         AGREEMENT AND PLAN OF MERGER

   AGREEMENT AND PLAN OF MERGER, dated as of April 28, 1995 ("Agreement"), by and among INTELLIGENT ELECTRONICS, INC., a Pennsylvania corporation ("Parent"), IE OHIO ACQUISITION CORPORATION, an Ohio corporation ("Sub") and a wholly-owned subsidiary of Parent, and THE FUTURE NOW, INC., an Ohio corporation (the "Company").

   WHEREAS, the respective Boards of Directors of Parent, Sub and the Company have approved the acquisition of the Company by Parent, subject to the terms and conditions of this Agreement;

   WHEREAS, to complete such acquisition, the respective Boards of Directors of Parent, Sub and the Company have approved the merger of Sub into the Company (the "Merger") pursuant to and subject to the terms and conditions of this Agreement;

   WHEREAS, the parties intend that the Merger qualify as a reorganization pursuant to Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code");

   NOW THEREFORE, in consideration of the foregoing premises and of the mutual covenants, representations, warranties and agreements herein contained, the parties, intending to be legally bound hereby, agree as follows:

                                  ARTICLE 1

                        THE MERGER AND RELATED MATTERS

   1.1. The Merger.

       (a) Subject to the terms and conditions of this Agreement, at the time of the Closing (as defined in Section 1.9 hereof), a certificate of merger (the "Ohio Certificate of Merger") shall be duly prepared, executed and acknowledged by Sub and the Company in accordance with the Ohio General Corporation Law (the "OGCL") and shall be filed on the Closing Date (as defined in Section 1.9 hereof). The Merger shall become effective upon the filing of the Ohio Certificate of Merger with the Secretary of State of the State of Ohio in accordance with the provisions and requirements of the OGCL, or at such other time as may be set forth, by mutual agreement of the parties, in the Ohio Certificate of Merger. The date and time when the Merger shall become effective is hereinafter referred to as the "Effective Time."

       (b) At the Effective Time, Sub shall be merged with and into the Company and the separate corporate existence of Sub shall cease, and the Company shall continue as the surviving corporation under the laws of the State of Ohio under the name of The Future Now, Inc. (the "Surviving Corporation").

       (c) From and after the Effective Time, the Merger shall have the effects set forth in Section 1701.82 of the OGCL.

   1.2. Conversion of Stock.

       (a) At the Effective Time, each share of Common Stock, no par value, of the Company (the "Company Common Stock") then issued and outstanding
   (other than (i) any shares of Company Common Stock which are held by any subsidiary of the Company or in the treasury of the Company, or which are held, directly or indirectly, by Parent or any subsidiary of Parent (including Sub), all of which shall be canceled and none of which shall receive any payment with respect thereto, and (ii) shares of Company
   Common Stock held by Dissenting Shareholders, as defined in Section 1.3 hereof) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and represent the Per Share
   Merger Consideration (as defined in paragraph (b) below); and each issued and outstanding share of common stock of Sub shall be converted into and represent an issued and outstanding share of common stock of the Surviving Corporation.

       (b) As used herein, the term "Per Share Merger Consideration" shall mean .6588 (the "Conversion Number") shares of common stock, par value
   $.01 per share, of Parent (the "Parent Stock"). In the event that prior to the Effective Time the outstanding shares of Parent Stock shall have been increased, decreased or changed into or exchanged for a different number or kind of shares or securities by reorganization, recapitalization, reclassification, stock dividend, stock split or other like changes in Parent's capitalization, all without Parent receiving adequate consideration therefor, then an appropriate and proportionate adjustment shall be made in the Conversion Number and in the number and kind of shares of Parent Stock to be thereafter delivered pursuant to this Agreement.

       (c) Notwithstanding the foregoing, no fractional shares of Parent Stock shall be issued to holders of Company Common Stock. In lieu thereof, each holder of shares of Company Common Stock who would otherwise have been entitled to receive a fraction of a share of Parent Stock (after taking into account all certificates delivered by such holder at any one time) shall receive an amount in cash equal to such fraction of a share of Parent Stock, multiplied by the Average Closing Price of a share of Parent Stock. "Average Closing Price of a share of Parent Stock" means the average of the closing price per share of Parent Stock, as reported by The Nasdaq Stock Market (as reported by The Wall Street Journal or, if not reported thereby, by another authoritative source), for the 20 trading days ending on the second trading day prior to the Closing Date.

       (d) The shares of the Parent Stock issued and outstanding immediately prior to the Effective Time shall remain outstanding and unchanged after the Merger.

   1.3. Dissenting Shareholders. Notwithstanding anything in this Agreement to the contrary but only to the extent required by Section 1701.85 of the OGCL, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and are held by holders who comply with all the provisions of Ohio law concerning the right of holders of Company Common Stock to dissent from the Merger and require appraisal of their shares of Company Common Stock ("Dissenting Shareholders") shall not be converted into the Per Share Merger Consideration but shall become the right to receive such consideration as may be determined to be due such Dissenting Shareholders pursuant to Ohio law; provided, however, that shares of Company Common Stock outstanding immediately prior to the Effective Time and held by a Dissenting Shareholder who shall, after the Effective Time, withdraw his or her demand for appraisal or lose his or her right of appraisal, in either case pursuant to the OGCL, shall thereupon be deemed to have been converted, as of the Effective Time, into the Per Share Merger Consideration, without interest. The Company shall give Parent and Sub (i) prompt notice of any written demands for appraisal, withdrawals of demands for appraisal and any other related instruments received by the Company, and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under Ohio law. Except with the prior written consent of Parent, the Company will not voluntarily make any payment with respect to any demands for appraisal and will not settle or offer to settle any demand.

   1.4. Exchange Procedures.

       (a) At and after the Effective Time, each certificate or certificates previously representing shares of Company Common Stock, taking into account all certificates of a holder of Company Common Stock delivered by such holder at any one time (taken together, a "Certificate"), shall represent (i) the number of whole shares of Parent Stock and (ii) the right to receive cash in lieu of fractional shares into which such Company Common Stock has been converted pursuant to Section 1.2 hereof. Certificates previously representing shares of Company Common Stock shall be exchanged for certificates representing whole shares of Parent Stock and cash in lieu of fractional shares issued in consideration therefor upon the surrender of such Certificates in accordance with this Section
   1.4 without any interest thereon.

       (b) As of the Effective Time, for the benefit of the holders of shares of Company Common Stock, Parent shall deposit, or shall cause to be deposited, with an exchange agent (the "Exchange Agent"), for exchange in accordance with this Section 1.4, certificates representing the shares of Parent Stock and the Company shall deposit, or shall cause to be deposited with the Exchange Agent, cash in lieu of fractional shares (such cash and certificates for shares of Parent Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the "Exchange Fund") issued pursuant to Section 1.2 and to be paid pursuant to this Section 1.4 in exchange for outstanding shares of Company Common Stock. The Exchange Agent shall be Mellon Securities Transfer Services, or such other bank, trust company or financial institution as is mutually agreeable to Parent and the Company.

       (c) Promptly after the Effective Time, Parent shall cause the Exchange Agent to mail to each holder of record of a Certificate or Certificates the following: (i) a letter of transmittal specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, which shall be in a form and contain any other provisions as Parent and the Company may reasonably agree; and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Stock and cash in lieu of fractional shares. Upon the proper surrender of a Certificate to the Exchange Agent, together with a properly completed and duly executed letter of transmittal, the holder of such Certificate shall be entitled to receive in exchange therefor (x) a certificate representing that number of whole shares of Parent Stock and
   (y) a check representing the amount of cash in lieu of any fractional shares and unpaid dividends and distributions, if any, which such holder has the right to receive in respect of the Certificate surrendered pursuant to the provisions of Section 1.2, and the Certificate so surrendered shall forthwith be canceled. No interest will be paid or accrued on the cash in lieu of fractional shares and unpaid dividends and distributions, if any, payable to holders of Certificates. In the event of a transfer of ownership of any shares of the Company Common Stock not registered in the transfer records of the Company, a certificate representing the proper number of shares of Parent Stock, together with a check for the cash to be paid in lieu of fractional shares, may be issued to the transferee if the Certificate representing such Company Common Stock is presented to the Exchange Agent, accompanied by documents sufficient (1) to evidence and effect such transfer and (2) to evidence that all applicable stock transfer taxes have been paid.

       (d) Until surrendered in accordance with the provisions of this Section 1.4, each Certificate shall, subject to this paragraph (d), be deemed for all purposes to evidence ownership of the number of shares of Parent Stock into which the shares of Company Common Stock represented by such Certificate have been changed or converted. Whenever a dividend or other distribution is declared by Parent on the Parent Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares issuable pursuant to this Agreement; provided that no dividend or other distribution declared or made on the Parent Stock shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Stock represented thereby until the holder of such Certificate shall duly surrender such Certificate in accordance with this Section 1.4. Following such surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole shares of Parent Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions having a record date after the Effective Time theretofore payable with respect to such whole shares of Parent Stock and not yet paid and (ii) at the appropriate payment date, the amount of dividends or other distributions having (x) a record date after the Effective Time but prior to surrender and (y) a payment date subsequent to surrender payable with respect to such whole shares of Parent Stock.

       (e) From and after the Effective Time, there shall be no transfers on the stock transfer records of the Company of any shares of the Company Common Stock that were outstanding immediately prior to the Effective Time. If after the Effective Time Certificates are presented to Parent, they shall be canceled and exchanged for the shares of Parent Stock and cash in lieu of fractional shares, if any, deliverable in respect thereof pursuant to this Agreement in accordance with the procedures set forth in this Section 1.4.

       (f) Any portion of the Exchange Fund (including the proceeds of any investments thereof and any Parent Stock) that remains unclaimed by the shareholders of the Company for one year after the Effective Time shall be distributed and repaid to Parent. Any shareholders of the Company who have not theretofore complied with this Section 1.4 shall thereafter look only to Parent for payment of their shares of Parent Stock, cash in lieu of fractional shares and any unpaid dividends and distributions on Parent Stock deliverable in respect of each share of Company Common Stock such stockholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. If outstanding certificates for shares of Company Common Stock are not surrendered or the payment for them not claimed prior to the date on which such payments would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by abandoned property and any other applicable law, become the property of Parent (and to the extent not in its possession shall be paid over to it), free and clear of all claims or interest of any person previously entitled to such claims, except that any cash in lieu of fractional shares shall become the property of the Surviving Corporation. Notwithstanding the foregoing, none of Parent, the Exchange Agent or any other person shall be liable to any former holder of Company Common Stock for any amount delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

       (g) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Parent Stock and cash in lieu of fractional shares deliverable (and unpaid dividends and distributions) in respect thereof pursuant to this Agreement.

   1.5. Options and Warrants. At the Effective Time, each option and warrant granted by the Company to purchase shares of Company Common Stock, which is outstanding and unexercised immediately prior thereto, shall be converted into an option or warrant (as applicable) to purchase shares of Parent Stock on the same terms and conditions as are in effect immediately prior to the Merger as adjusted as set forth below. Each such option and warrant that is converted shall be converted into an option or warrant (as applicable) to purchase such number of shares of Parent Stock at such exercise price as is determined as provided below (and otherwise having the same duration and other terms as the original option or warrant, including any terms in the original option or warrant regarding acceleration; provided that, with respect to the directors of the Company and with respect to those employees of the Company whose employment with the Company or Parent is terminated by Parent or the Company within 180 days following the Closing Date (such directors and employees being herein referred to as "Subject Persons"), such options shall remain outstanding and exercisable and continue to vest throughout the full term thereof notwithstanding termination of the optionee's service as a director of, or employment with, the Company or Parent, but only on the condition that any such director or employee who holds "incentive stock options" (as defined in Section 422 of the Code) waives the loss of incentive stock option treatment with respect to such options):

       (a) the number of shares of Parent Stock to be subject to the new option or warrant shall be equal to the product of (i) the number of shares of the Company Common Stock subject to the original option or warrant and (ii) the Conversion Number (after giving effect to any increase or decrease thereto pursuant to Section 1.2(b) hereof), the product being rounded, if necessary, up or down, to the nearest whole share;

       (b) the exercise price per share of Parent Stock under the new option or warrant shall be equal to (i) the exercise price per share of the Company Common Stock under the original option or warrant divided by (ii) the Conversion Number (after giving effect to any increase or decrease thereto pursuant to Section 1.2(b) hereof), rounded, if necessary, up or down, to the nearest cent;

       (c) any reference in the original option or warrant to the Company shall refer instead to Parent in the new option or warrant.

The adjustment provided herein with respect to options which are incentive stock options shall be effected in a manner consistent with Section 424(a) of the Code, except for options held by Subject Persons who have waived the loss of incentive stock option treatment with respect to such options. Immediately after the Effective Time, Parent shall file a registration statement or a post-effective amendment to the Registration Statement (as defined in Section 2.1(d) or to any other registration statement registering the issuance of shares of Parent Common Stock upon exercise of the stock options or warrants issued or granted pursuant to this Section 1.5.

   1.6. Certificate of Incorporation of the Surviving Corporation. The Certificate of Incorporation of the Company shall be the Certificate of Incorporation of the Surviving Corporation.

   1.7. Code of Regulations of the Surviving Corporation. The Code of Regulations of the Company, as in effect immediately prior to the Effective Time, shall be the Code of Regulations of the Surviving Corporation until thereafter amended as provided by law.

   1.8. Directors and Officers of the Surviving Corporation. At the Effective Time, the directors of Sub shall be the directors of the Surviving Corporation, each of such directors to hold office, subject to the applicable provisions of the Certificate of Incorporation and Code of Regulations of the Surviving Corporation, until the next annual stockholders' meeting of the Surviving Corporation and until their respective successors shall be duly elected or appointed and qualified. At the Effective Time, the persons specified by Parent to the Company at or prior to the Effective Time shall, subject to the applicable provisions of the Certificate of Incorporation and Code of Regulations of the Surviving Corporation, be the officers of the Surviving Corporation until their respective successors shall be duly elected or appointed and qualified.

   1.9. Closing. The closing of the Merger (the "Closing") shall take place at the offices of Pepper, Hamilton & Scheetz, 3000 Two Logan Square, Philadelphia, Pennsylvania, at 10:00 A.M., local time, on the day which is the third business day after the day on which the last of the conditions set forth in Section 4.1(a) and 4.1(b) hereof is fulfilled or waived (subject to applicable law), or at such other time and place and on such other date as Parent and the Company shall mutually agree (the "Closing Date").

                                  ARTICLE 2

                        REPRESENTATIONS AND WARRANTIES

   2.1. Representations and Warranties of the Company. The Company hereby represents and warrants to and for the benefit of Parent and Sub all of the following except as and to the extent expressly disclosed on the schedule (the "Company Disclosure Schedule") attached hereto as Exhibit A, with reference to the corresponding paragraph of this Section 2.1 to which each disclosure relates:

       (a) Due Organization, Good Standing and Corporate Power. Each of the Company and its subsidiaries is a corporation validly existing and in good standing under the laws of the jurisdiction of its incorporation and each such corporation has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each of the Company and its subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by its makes such qualification necessary, except in such jurisdictions where the failure to be so qualified or licensed and in good standing would not have a material adverse effect on the business, results of operations or financial condition (the "Condition") of the Company and its subsidiaries taken as a whole. As used herein, the term "subsidiary" shall mean, with respect to any entity or person, any corporation, association, joint venture, partnership or other business entity (whether now existing or hereafter organized) of which at least a majority of the voting stock or other ownership interests having ordinary voting power for the election of directors (or the equivalent) is, at the time as of which any determination is being made, owned or controlled by such entity or person or one or more subsidiaries of such entity or person or by such entity or person and one or more subsidiaries of such entity or person. The Company Disclosure Schedule accurately identifies each of the jurisdictions in which the Company and its subsidiaries have been incorporated and each of the jurisdictions in which the Company and its subsidiaries have registered or qualified to do business as foreign corporations.

       (b) Authorization and Validity of Agreement. The Company has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by the Company of this Agreement, and the consummation by it of the transactions contemplated hereby, have been duly authorized and approved by its Board of Directors, and no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby (other than the approval of the Merger by the holders of the outstanding shares of Company Common Stock pursuant to the OGCL). This Agreement has been duly executed and delivered by the Company and, subject to the approval of the Merger by the holders of the outstanding shares of Company Common Stock pursuant to the OGCL, constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforcement may be limited by applicable bankruptcy, insolvency or other similar laws affecting creditors' rights generally, and general equitable principles. The execution and delivery of this Agreement and the consummation of all transactions contemplated hereby or taken in furtherance hereof shall in no way be construed to have violated the Standstill Agreement dated as of July 2, 1992 (the "Standstill Agreement") between Parent and the Company.

       (c) Capitalization.

          (i) The authorized capital stock of the Company consists of 20,000,000 shares of Company Common Stock. As of the date of this Agreement, (1) 7,578,566 shares of Company Common Stock are issued and outstanding, (2) 573,500 shares of Company Common Stock are reserved for issuance upon the exercise of outstanding options granted by the Company under the stock option plans identified in the Company Disclosure Schedule, and (3) 159,161 shares of Company Common Stock have been reserved for issuance pursuant to outstanding warrants of the Company. The Company Disclosure Schedule accurately sets forth the names of each person holding, as of the date hereof, an option, warrant or other right to acquire shares of Company Common Stock, the number of shares of Company Common Stock issuable upon the exercise of each such option, warrant or other right to acquire shares of Company Common Stock, the exercise prices thereof and the expiration dates thereof. All issued and outstanding shares of Company Common Stock have been validly issued and are fully paid and nonassessable, and are not subject to, nor were they issued in violation of, any preemptive rights. Except as set forth in this Section 2.1(c) or the Company Disclosure Schedule, there are no shares of capital stock of the Company authorized, issued or outstanding, and there are not as of the date hereof, and at the Effective Time there will not be, any outstanding or authorized options, warrants, rights, subscriptions, claims of any character, agreements, obligations, convertible or exchangeable securities, or other commitments, contingent or otherwise, relating to the Company Common Stock or any other shares of capital stock of the Company, pursuant to which the Company is or may become obligated to issue shares of Company Common Stock, any other shares of its capital stock or any securities convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of the capital stock of the Company. All of the shares of Company Common Stock have the same voting and other rights, except as provided in the OGCL.

          (ii) All of the outstanding shares of capital stock of each of the Company's subsidiaries have been duly authorized and validly issued, are fully paid and nonassessable, are not subject to, nor were they issued in violation of, any preemptive rights, and are owned, directly or indirectly, by the Company, free and clear of all liens, encumbrances, options or claims whatsoever. No shares of capital stock of any of the Company's subsidiaries are reserved for issuance and there are no outstanding or authorized options, warrants, rights, subscriptions, claims of any character, agreements, obligations, convertible or exchangeable securities, or other commitments, contingent or otherwise, relating to the capital stock of any subsidiary of the Company, pursuant to which such subsidiary is or may become obligated to issue any shares of capital stock of such subsidiary or any securities convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of such subsidiary. There are no restrictions of any kind which prevent the payment of dividends by any of the Company's subsidiaries. Except for the Company's subsidiaries set forth in the Company Disclosure Schedule, the Company does not own, directly or indirectly, any capital stock or other equity interest in any person or entity or have any direct or indirect equity or ownership interest in any person or entity, and neither the Company nor any of its subsidiaries is subject to any obligation or requirement to provide funds for or to make any investment (in the form of a loan, capital contribution or otherwise) to or in any person or entity.

       (d) Consents and Approvals; No Violations. Assuming (i) the filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), are made and the waiting period thereunder has been terminated or has expired, (ii) the filing of the Ohio Certificate of Merger and other appropriate merger documents, if any, as required by the laws of the State of Ohio are made, (iii) the requirements of the federal securities laws relating to (A) the registration of Parent Stock issuable in the Merger at the Effective Time pursuant to a registration statement on Form S-4 (the "Registration Statement") to be filed by Parent with the Securities and Exchange Commission (the "Commission") and applicable state securities laws, and (B) the submission of the Merger to, and the solicitation of proxies from, the Company's shareholders, are complied with, (iv) approval of the Merger by the holders of the Company Common Stock is received in compliance with the OGCL and (v) the requirements and conditions of this Agreement are met, the execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby will not: (1) violate any provision of the Articles of Incorporation, By-Laws or Code of Regulations of the Company or of any of its subsidiaries; (2) violate in any material respect any statute, ordinance, rule, regulation, order or decree of any court or of any governmental or regulatory body, agency or authority applicable to the Company or any of its subsidiaries or by which any of their respective properties or assets may be bound; (3) require any filing with, or permit, consent or approval of, or the giving of any notice to, any governmental or regulatory body, agency or authority; or (4) result in a material violation, termination or breach of, conflict with, constitute (with or without the giving of notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, payment or acceleration) under, result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of the Company or any of its subsidiaries under, result in the forfeiture of any rights, entitlements or privileges under, create any right or entitlement (including, without limitation, to employment or compensation) not expressly provided for herein, or require the consent or approval of any party under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, franchise, permit, agreement, lease, franchise agreement or other instrument or obligation to which the Company or any of its subsidiaries is a party, or by which it or any of their respective properties or assets may be bound, except for such violations, filings, consents, approvals, notices, terminations, breaches, conflicts, defaults, liens, security interests, charges, encumbrances, forfeitures, rights and entitlements that would not, individually or in the aggregate, have a material adverse effect on the Condition of the Company. Without limiting the generality of the foregoing, the conversion of options and warrants pursuant to Section 1.5 hereof will not require the consent or approval of any of the holders of such options or warrants, and all notices required by the terms of the options and warrants to be given thereunder in connection with the Merger will have been given no later than the times required thereunder.

       (e) Certain Information. When the Registration Statement to be filed by Parent pursuant to Section 3.7 hereof or any post-effective amendment thereto shall become effective, and at all times subsequent to such effectiveness up to and including the time of the Company Meeting (as defined in Section 3.8), such Registration Statement and all amendments or supplements thereto, with respect to all information set forth therein furnished by the Company relating to the Company or its subsidiaries, shall comply in all material respects with the provisions of all applicable securities laws. The Proxy Statement (as defined in Section
   3.7) will comply in all material respects with the provisions of all applicable securities laws. If at any time prior to the time of the Company Meeting any event occurs which should be described in the Proxy Statement or any supplement or amendment thereto, the Company will file and disseminate, as required, a supplement or amendment which complies in all material respects with the provisions of all applicable securities laws. Prior to its filing with the Commission, the Proxy Statement and each amendment or supplement thereto shall be delivered to Parent and its counsel. The Proxy Statement will not, at the time it is mailed and at the Closing Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Any written information supplied or to be supplied by the Company specifically for inclusion in the Registration Statement will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made not misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information with respect to Parent, Sub or their respective officers, directors or affiliates provided to the Company by Parent in writing for inclusion in the Proxy Statement or in any supplements or amendments thereto.

       (f) Company Reports and Financial Statements. Since January 1, 1992, the Company has filed all forms, reports and documents with the Commission required to be filed by it pursuant to the federal securities laws and the Commission rules and regulations thereunder (the "Company Commission Filings"), and all such forms, reports and documents filed with the Commission have complied in all material respects with all applicable requirements of the federal securities laws and the Commission rules and regulations promulgated thereunder. The Company has heretofore made available to Parent true and complete copies of all forms, reports, documents, amendments thereto and other filings filed by the Company with the Commission since January 1, 1992 and prior to the date hereof (such forms, reports, documents and other filings, together with any amendments thereto, are sometimes collectively referred to herein as the "Company Commission Filings"). As of their respective dates, the Company Commission Filings did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the balance sheets as of the end of the fiscal years ended December 31, 1992, December 31, 1993 and December 31, 1994, and the quarters ended within such fiscal years, and the statements of income, statements of shareholders' equity (if presented) and statements of cash flows for the fiscal years ended December 31, 1992, December 31, 1993 and December 31, 1994 and the quarters ended within such fiscal years included in the Company Commission Filings, were prepared in accordance with generally accepted accounting principles consistently applied and fairly present the consolidated financial position of the Company as of the dates thereof and the results of its operations, shareholders' equity and cash flows for the periods then ended.

       (g) Absence of Undisclosed Liabilities. Except as set forth in the audited balance sheet of the Company as of December 31, 1994 or the notes thereto (the "Audited Balance Sheet") or in the Company Disclosure Schedule, neither the Company nor any of its subsidiaries has any material outstanding claims against it, liabilities or indebtedness, contingent or otherwise, other than liabilities incurred subsequent to December 31, 1994 in the ordinary course of business, consistent with past practices.

       (h) Accounts Receivable. The accounts receivable of the Company as reflected in the Audited Balance Sheet are, to the extent uncollected on the date of this Agreement, valid and existing and, to the Company's Knowledge (as defined in Section 6.1), fully collectible through the use of ordinary collection procedures (except for reserves set forth in such financial statements, which reserves were established in accordance with generally accepted accounting principles ("GAAP") and in an amount consistent with the Company's historical accounting policies), represent monies due for goods sold and delivered or services rendered (except as set forth in the Audited Balance Sheet), and are subject to no refunds, discounts, rebates or other adjustments (except discounts for prompt payment given in the ordinary course of business) and, to the Company's Knowledge, are not subject to any defenses, rights of setoff, assignments, restrictions, encumbrances or conditions enforceable by third parties on or affecting any thereof. None of the Company's accounts receivable is subject to any factoring agreement.

       (i) Inventories. The inventories reflected in the Audited Balance Sheet were, and those reflected on the books of the Company since the date thereof have been, determined and valued in accordance with GAAP applied on a consistent basis as reflected in the Audited Balance Sheet, subject to inventory and obsolescence reserves established in accordance with GAAP applied on a consistent basis as reflected in the Audited Balance Sheet.
   In all material respects, the inventories of the Company consist of items which are good and merchantable, and are of a quality and quantity presently usable or salable in the ordinary course of business, subject to inventory and obsolescence reserves established in accordance with GAAP applied on a consistent basis.

       (j) Title to Properties; Encumbrances. The Company and each of its subsidiaries has good, valid and marketable title to (i) all its material tangible properties and assets (real and personal), including, without limitation, tangible properties and assets reflected in the Audited
   Balance Sheet, except as indicated in the notes thereto and except for tangible properties and assets reflected in such balance sheet which have been sold or otherwise disposed of in the ordinary course of business consistent with past practices, and (ii) all the material tangible properties and assets purchased by the Company and any of its subsidiaries since December 31, 1994, except for such properties and assets which have been sold or otherwise disposed of in the ordinary course of business consistent with past practices; in each case subject to no encumbrance, lien, charge or other restriction of any kind or character, except for (1) liens reflected in the Audited Balance Sheet, (2) liens consisting of zoning or planning restrictions, easements, permits and other restrictions or limitations on the use of real property or irregularities in title thereto which do not materially detract from the value of, or impair the use of, such property by the Company or any of its subsidiaries in the operation of its respective business and (3) liens for current taxes, assessments or governmental charges or levies on property not yet due and delinquent. The Company and each of its subsidiaries are in material compliance with all leases of real property leased by any of them, and have no Knowledge of any material default by the landlords under any such leases. In all material respects, the buildings and improvements owned or leased by the Company and its subsidiaries, and the operation and maintenance thereof, do not contravene any zoning or building law or ordinance or violate any restrictive covenant or any provision of federal, state or local law. The Company Disclosure Schedule hereto contains an accurate list and summary description of all real estate owned or leased by the Company or any of its subsidiaries. The Company has no Knowledge of any pending or threatened condemnation, eminent domain or similar proceeding with respect to any real property owned or leased by the Company or any of its subsidiaries.

       (k) Absence of Certain Changes and Events. Since December 31, 1994: (i) there has not been any material adverse change in the Condition of the Company and its subsidiaries, taken as a whole; (ii) the businesses of the Company and each of its subsidiaries have been conducted in the ordinary course consistent with past practices; (iii) neither the Company nor any of its subsidiaries has incurred any material liabilities (direct, contingent or otherwise) or engaged in any material transaction or entered into any material agreement except in the ordinary course of business consistent with past practice; (iv) the Company and its subsidiaries have not increased the compensation of any officer or granted any general salary or benefits increase to their employees except in the ordinary course of business consistent with past practice; (v) neither the Company nor any of its subsidiaries has taken any action referred to in Sections 3.12(a), 3.12(b)(i), (iii), (iv), (v), (vi), (vii) or (to the extent it relates to the foregoing) (viii) or 3.12(c) hereof; (vi) the Company has not issued or sold any capital stock or other securities of any kind, except for the issuance of shares of Company Common Stock upon the exercise of options granted by the Company under one or more of the stock option plans identified in the Company Disclosure Schedule and except for the issuance of shares of Company Common Stock upon the exercise of warrants granted by the Company under one or more of the warrant agreements identified in the Company Disclosure Schedule, in either case in amounts not exceeding those set forth in the Company Disclosure Schedule; (vii) the Company has not declared, paid or set aside for payment any dividend or other distribution (payable in cash, securities or other property) in respect of its capital stock or other securities; and
   (viii) the Company has not split, combined, reclassified, redeemed, purchased or otherwise acquired any capital stock or other securities of the Company. Since December 31, 1994, no options or warrants have been granted by the Company covering shares of Company Common Stock and having a per share exercise price below the fair market value of the Company Common Stock on the date of grant.

       (l) Minute Books. In all material respects, the minute books of the Company and its subsidiaries, as previously made available to Parent and its representatives, contain accurate records of all corporate actions of the shareholders and Boards of Directors of the Company and its subsidiaries.

       (m) Compliance with Laws; Permits. The Company and its subsidiaries are in compliance in all material respects with all applicable laws, regulations, orders, judgments and decrees (whether domestic or foreign), and have all material franchises, licenses, permits and certificates and other authorizations from federal, state, local and foreign governments and governmental agencies that are necessary for the conduct of their business except where such failure to comply or to obtain such authorization does not have, and is not reasonably likely to have, a material adverse effect on the Condition of the Company.

       (n) Environmental Liability. There is no legal, administrative, arbitral or other proceeding, claim, action, cause of action or governmental investigation of any nature seeking to impose, or that is reasonably likely to result in the imposition, on the Company or any of its subsidiaries of any liability arising under any local, state or federal environmental statute, regulation or ordinance, including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, pending or, to the Knowledge of the Company, threatened against the Company or any of its subsidiaries, which would be required to be disclosed pursuant to Item 103 or 303 of Regulation S-K (17 CFR 229); to the Knowledge of the Company and except as set forth in the Company Disclosure Schedule, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any such liability; and neither the Company nor any of its subsidiaries is subject to any agreement, order, judgment, decree or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any such liability.

       (o) Material Contracts. The Company Disclosure Schedule contains a list of (i) any material agreement, arrangement or commitment of the Company or any of its subsidiaries, whether or not made in the ordinary course of business, or any agreement of the Company or any of its subsidiaries restricting its business activities, (ii) any agreement, indenture or other instrument relating to the borrowing of money by the Company or any of its subsidiaries, other than instruments relating to transactions entered into in the ordinary course of business and other than any covered by the preceding clause (i), (iii) any agreement, arrangement or commitment of the Company or any of its subsidiaries relating to the employment, election, retention in office or severance of any present or former director or officer, (iv) any written employment or severance agreement between the Company or any of its subsidiaries and any employee thereof and (v) any agreement, arrangement or commitment involving payments by the Company or any of its subsidiaries in excess of $500,000 (collectively, the "Contracts").

       All such Contracts are valid, enforceable in accordance with their terms and in full force and effect and neither the Company nor any of its subsidiaries is in default thereunder in any material respect, except as set forth in the Company Disclosure Schedule. Except as set forth in the Company Disclosure Schedule, neither this Agreement nor the consummation of the Merger will authorize, entitle or permit any party to any of the Contracts to terminate, cancel, amend or renegotiate any such Contract or will adversely affect any of the Contracts in any material manner. Neither the Company nor any subsidiary has received notice that any party to any such Contract intends to cancel, terminate, amend or renegotiate such Contract.

       (p) Litigation. Set forth in the Company Disclosure Schedule is an accurate and complete list, as of the date of this Agreement, of each action, suit, proceeding at law or in equity, or any arbitration or any administrative or other proceeding by or before (or, to the Knowledge of the Company, any investigation by) any governmental or other instrumentality or agency (each, a "Proceeding") against or affecting the Company or any of its subsidiaries, or any of their properties or rights. There is no Proceeding pending, or, to the Knowledge of the Company, threatened, against or affecting the Company or any of its subsidiaries, or any of their properties or rights, except for such Proceedings that do not have and are not reasonably likely to have, individually or in the aggregate, a material adverse effect on the Condition of the Company. There are no such suits, actions, claims, proceedings or investigations pending or, to the Knowledge of the Company, threatened, seeking to prevent or challenging the transactions contemplated by this Agreement. Neither the Company nor any of its subsidiaries is subject to any judgment, order or decree entered in any lawsuit or proceeding, that has had or could reasonably be expected to have a material adverse effect on the Condition of the Company.

       (q) Employee Benefit Plans.

          (i) List of Plans. Set forth in the Company Disclosure Schedule is an accurate and complete list of all material Benefit Plans established, maintained or contributed to by the Company or any of its subsidiaries in which any employees of the Company or any of its subsidiaries currently participates. As used herein, the term "Benefit Plans" means all employee benefit plans within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), as well as all plans, programs and arrangements providing profit sharing, retirement, pension, savings, thrift, deferred compensation, stock option, stock purchase, group insurance, accident, sickness, medical, dental, disability, and all vacation pay, severance pay, incentive compensation, bonus and other employee benefits or fringe benefits (including health, life insurance and other benefit plans maintained for retirees), whether or not such plans, programs and arrangements constitute "employee benefit plans" within the meaning of
       Section 3(3) of ERISA, and whether or not pursuant to any collective bargaining arrangements, whether or not any such Benefit Plans are otherwise exempt from the provisions of ERISA, and whether or not any such Benefit Plans are considered material and listed in the Company Disclosure Schedule.

          (ii) Status of Plans. Neither the Company nor any of its subsidiaries maintains or contributes to any Benefit Plan subject to ERISA which is not in material compliance with ERISA and, to the extent applicable, the Code. No liability under Title IV of ERISA has been incurred by the Company or any trade or business (whether or not incorporated) which, together with the Company, is treated as a single employer under Section 414 of the Code (an "ERISA Affiliate") that has not been satisfied in full, and no condition exists that presents a material risk to the Company or an ERISA Affiliate of incurring a liability under such Title. None of the Benefit Plans is subject to Title IV of ERISA.

          (iii) Contributions. Full payment has been made of all material amounts which the Company or any of its subsidiaries is required, under applicable law or under any Benefit Plan or any agreement relating to any Benefit Plan to which the Company or any of its subsidiaries is a party, to have paid as contributions thereto as of the last day of the most recent fiscal year of such Benefit Plan ended prior to the date hereof. The Company has made adequate provision for reserves in accordance with GAAP to meet contributions that have not been made because they are not yet due under the terms of any Benefit Plan or related agreements. The Benefit Plan documents made available to Parent accurately reflect the level of benefits provided thereunder in all material respects and such benefits have not been increased subsequent to the date as of which documents have been provided except as may be effected to satisfy any applicable requirements under the Code or ERISA and as disclosed on the Company Disclosure Schedule.

          (iv) Tax Qualification. The Company has applied to the Internal Revenue Service ("IRS") for a determination letter for each Benefit Plan intended to be qualified under Section 401(a) of the Code and intends to make any changes requested by the IRS in order to obtain a favorable determination.

          (v) Transactions. Neither the Company nor any of its subsidiaries nor any of their respective directors, officers or employees to the extent they or any of them are fiduciaries under Title I of ERISA has engaged in any transaction with respect to the Benefit Plans which would, if not corrected, subject it to a material tax, penalty or liability for prohibited transactions under ERISA or the Code or would result in any material claim being made under or by or on behalf of any such Plans by any party with standing to make such claim.

          (vi) Documents. The Company has made available to Parent true and complete copies of (1) all Benefit Plans as in effect or a description thereof if no written plan document exists, together with all amendments thereto which have been adopted and which will become effective at a later date, as well as the latest IRS determination letter obtained with respect to any such Benefit Plan qualified under
       Section 401 or 501 of the Code and (2) the most recently filed Form 5500 for each Benefit Plan required to file such form.

       (r) Employment Relations and Agreements. (i) Each of the Company and its subsidiaries is in compliance in all material respects with all federal, state or other applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours, and has not and is not engaged in any unfair labor practice; (ii) no unfair labor practice complaint against the Company or any of its subsidiaries is pending before the National Labor Relations Board; (iii) there is no labor strike, dispute, slowdown or stoppage actually pending or threatened against or involving the Company or any of its subsidiaries;
   (iv) no representation question exists respecting the employees of the Company or any of its subsidiaries; (v) no grievance which might have a material adverse effect on the Condition of the Company or any of its subsidiaries or the conduct of their respective businesses exists, no arbitration proceeding arising out of or under any collective bargaining agreement is pending and no claim therefor has been asserted; (vi) no collective bargaining agreement is currently being negotiated by the Company or any of its subsidiaries; (vii) neither the Company nor any of its subsidiaries has experienced any material labor difficulty since January 1, 1993; and (viii) no "plant closing" or "mass layoff" within the meaning of the Worker Adjustment and Retraining Notification Act has occurred with respect to the Company or any of its subsidiaries. There has not been, and to the Knowledge of the Company, there will not be, any change in relations with employees of the Company or any of its subsidiaries as a result of the transactions contemplated by this Agreement which could have a material adverse effect on the Condition of the Company or any of its subsidiaries. Except as disclosed in the Company Disclosure Schedule, there exist no employment, consulting, severance or indemnification agreements between the Company and any director, officer, employee or agent of the Company or any agreement that would give any person or entity the right to receive any payment from the Company as a result of the Merger.

       (s) Relations with Certain Vendors. The Company and its subsidiaries have maintained and have good working relationships with their respective vendors and suppliers, as a group, and neither the Company nor any of its subsidiaries has any disputes with their respective vendors which, individually or in the aggregate, have or are reasonably likely to have a material adverse effect on the Condition of the Company.

       (t) Taxes and Audits. All federal tax returns, reports, statements, estimates, declarations and forms (collectively, the "Company Federal Returns") and all state and local tax returns, reports, statements, estimates, declarations and forms (collectively, the "Company State and Local Returns") required to be filed by the Company on or prior to the Closing Date have been or will be filed (or extensions for such filings will have been obtained) with the appropriate governmental agencies in all jurisdictions in which such Company Federal Returns and Company State and Local Returns are required to be filed. All of the Company Federal Returns are or will be, when filed, true, correct and complete in all material respects and all amounts shown as owing on any Company Federal Returns have been or will be paid or accrued. All of the Company State and Local Returns are or will be, when filed, true, correct and complete in all material respects, and all amounts shown as owing thereon have been or will be paid or accrued. To the Company's Knowledge, there is no action, suit, proceeding, investigation, audit, claim or assessment pending or proposed with respect to any Company Federal Return or Company State and Local Return, except as disclosed in the Company Disclosure Schedule.

       All federal, state or local income, profits, franchise, sales, use, occupation, property, business and occupation, labor and industry, excise or other taxes (including interest and penalties) payable by the Company for the period extending up to the Closing Date, relating to or chargeable against the Company or its assets, properties, revenues or income, or for which an assessment or demand has been made, have been or will be fully paid or accrued in accordance with GAAP. All business and occupation, payroll and other employment-related tax deposits for the period extending up to the Closing Date and payable by the Company have been or will be fully paid or accrued in accordance with GAAP.

       (u) Intellectual Properties. The Company and its subsidiaries own or have the right to use all domestic and foreign patents, patent applications, patent licenses, software licenses, know-how licenses, trade names, trademarks, copyrights, unpatented inventions, service marks, trademark registrations and applications, service mark registrations and applications, copyright registrations and applications (collectively the "Intellectual Property") necessary to the operation of its business. The Company Disclosure Schedule attached hereto contains an accurate and complete list of all Intellectual Property which is of importance to the operation of the business of the Company and its subsidiaries (other than commonly available software used by the Company or its subsidiaries pursuant to a valid license). The Company Disclosure Schedule lists all material notices or claims currently pending or received by the Company or any of its subsidiaries during the past two years which claim infringement, contributory infringement, inducement to infringe, misappropriation or breach by the Company or any of its subsidiaries of any domestic or foreign patents, patent applications, patent licenses and know-how licenses, trade names, trademark registrations and applications, service marks, copyrights, copyright registrations or applications, trade secrets or other confidential proprietary information. To the Knowledge of the Company, no basis exists upon which a material claim (a "Company Infringement Claim") may be asserted against the Company or any of its subsidiaries, for infringement, contributory infringement, inducement to infringe, misappropriation or breach of any domestic or foreign patents, patent applications, patent licenses, know-how licenses, trade names, trademark registrations and applications, common law trademarks, service marks, copyrights, copyright registrations or applications, trade secrets or other confidential proprietary information. To the Knowledge of the Company, no person or entity is infringing the Intellectual Property.

       (v) Insurance. The Company Disclosure Schedule sets forth a list of all policies or binders of fire, liability, product liability, worker's compensation, vehicular or other insurance held by or on behalf of the

   Company or any of its subsidiaries (specifying for each such insurance policy the insurer, the policy number or covering note number with respect to binders, and each pending claim thereunder of more than $25,000 and setting forth the aggregate amounts paid out under each such policy through the date hereof). Such policies and binders are valid, in full force and effect and in the Company's reasonable belief sufficient to protect the Company and its subsidiaries against all insured hazards.

       (w) Transactions with Management. There are no transactions which the Company would be required to disclose pursuant to 17 C.F.R. Section 229.404, which are not contained in the Company Commission Filings. In addition, and without limiting the generality of the foregoing, to the Knowledge of the Company, no director, officer or shareholder beneficially owning 5% or more of the total number of issued and outstanding shares of Common Stock: (i) has any contractual relationship with the Company, other than employment contracts and contracts made on an arm's-length basis in the ordinary course of business; (ii) has any direct or indirect interest in any right, property or asset which is used by the Company or any of its subsidiaries in the conduct of its or their business; (iii) owns any securities of, or has any material direct or indirect interest in, any entity which does business with the Company or any of its subsidiaries; or
   (iv) is a party to any agreement, arrangement or commitment or is a party to any pending action or proceeding which could interfere with the performance of such person's duties to the Company.

       (x) Fairness Opinion. The Company has received an opinion dated April 28, 1995 (the "Fairness Opinion") from The Robinson-Humphrey Company, Inc. to the effect that the Conversion Number is fair to the Company's shareholders from a financial point of view.

       (y) Broker's or Finder's Fee. Except for The Robinson-Humphrey Company, Inc. (whose fees and expenses will be paid by the Company), no agent, broker, person or firm acting on behalf of the Company is, or will be, entitled to any commission or broker's or finder's fees from any of the parties hereto, or from any person controlling, controlled by, or under common control with any of the parties hereto, in connection with this Agreement or any of the transactions contemplated herein.

   2.2. Representations and Warranties of Parent and Sub. Each of Parent and Sub represents and warrants to and for the benefit of the Company and the Shareholders all of the following except as and to the extent expressly disclosed on the Schedule (the "Parent Disclosure Schedule") attached hereto as Exhibit B, with reference to the corresponding paragraph of this Section
2.2 to which each disclosure relates:

       (a) Due Organization; Good Standing and Corporate Power. Each of Parent and its subsidiaries is a corporation validly existing and in good standing under the laws of the jurisdiction of its incorporation (or domestication) and each such corporation has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Each of Parent and its subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by its makes such qualification necessary, except in such jurisdictions where the failure to be so qualified or licensed and in good standing would not have a material adverse effect on the Condition of Parent and its subsidiaries taken as a whole.

       (b) Authorization and Validity of Agreement. Each of Parent and Sub has full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Parent and Sub, and the consummation by each of them of the transactions contemplated hereby, have been duly authorized and approved by the Boards of Directors of Parent and Sub and by Parent as the sole shareholder of Sub. No other corporate action on the part of either of Parent or Sub is necessary to authorize the execution, delivery and performance by each of Parent and Sub of this Agreement and the consummation by them of the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of Parent and Sub and is a valid and binding obligation of each of Parent and Sub, enforceable against each of Parent and Sub in accordance with its terms, except that such enforcement may be limited by applicable bankruptcy, insolvency or other similar laws affecting creditors' rights generally, and general equitable principles.

       (c) Capitalization of Parent.

          (i) The authorized capital stock of Parent consists of 100,000,000 shares of Parent Stock and 15,000,000 shares of preferred stock, par value $1.00 per share ("Preferred Stock"). As of the date of this Agreement, (1) 31,247,349 shares of Parent Stock are issued and outstanding, (2) 6,068,485 shares of Parent Stock have been reserved for issuance upon the exercise of outstanding options and warrants of Parent and (3) no shares of Preferred Stock have been issued. All issued and outstanding shares of Parent Stock have been validly issued and are fully paid and nonassessable, and are not subject to, nor were they issued in violation of, any preemptive rights. All of the shares of Parent Stock have the same voting and other rights.

          (ii) All of the outstanding shares of capital stock of each of Parent's subsidiaries have been duly authorized and validly issued, are fully paid and nonassessable, are not subject to, nor were they issued in violation of, any preemptive rights, and are owned, directly or indirectly, by Parent, free and clear of all liens, encumbrances, options or claims whatsoever.

       (d) Capitalization of Sub. The authorized capital stock of Sub consists of 1,000 shares of Common Stock, par value $.01 per share, all of which shares are validly issued and outstanding and owned by Parent on the date hereof, and all of which shares have the same voting and other rights.

       (e) Consents and Approvals. Assuming (i) the filings required under the HSR Act are made and the waiting period thereunder has been terminated or has expired, (ii) the filing of the Ohio Certificate of Merger and other appropriate merger documents, if any, as required by the laws of the State of Ohio are made, (iii) the requirements of the federal securities laws relating to (A) the registration of Parent Stock issuable in the Merger at the Effective Time pursuant to the Registration Statement and applicable state securities laws, and (B) the submission of the Merger to, and the solicitation of proxies from, the Company's shareholders, are complied with, and (iv) the requirements and conditions of this Agreement are met, the execution and delivery of this Agreement by Parent and Sub and the consummation by Parent and Sub of the transactions contemplated hereby will not: (1) violate any provision of the charter documents or by-laws of Parent or Sub; (2) violate in any material respect any statute, ordinance, rule, regulation, order or decree of any court or of any governmental or regulatory body, agency or authority applicable to Parent or Sub or by which any of their respective properties or assets may be bound; (3) require any filing with, or permit, consent or approval of, or the giving of any notice to, any governmental or regulatory body, agency or authority; or (4) except as disclosed on the Parent Disclosure Schedule, result in a material violation, termination or breach of, conflict with, constitute (with or without the giving of notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, payment or acceleration) under, result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Parent under, result in the forfeiture of any rights, entitlements or privileges under, create any right or entitlement (including, without limitation, to employment or compensation) not expressly provided for herein, or require the consent or approval of any party under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, franchise, permit, agreement, lease, franchise agreement or other instrument or obligation to which Parent or any of its subsidiaries is a party, or by which it or any of their respective properties or assets may be bound, except for such violations, filings, consents, approvals, notices, terminations, breaches, conflicts, defaults, liens, security interests, charges, encumbrances, forfeitures, rights and entitlements that would not, individually or in the aggregate, have a material adverse effect on the Condition of Parent.

       (f) Registration Statement. When the Registration Statement or any post-effective amendment thereto shall become effective, and at all times subsequent to such effectiveness up to and including the time of the Company Meeting, the Registration Statement and all amendments or supplements thereto, with respect to all information set forth therein furnished by Parent relating to Parent or its subsidiaries, shall comply in all material respects with the provisions of all applicable securities laws. If at any time prior to the Closing Date any event occurs which should be described in the Registration Statement or any supplement or amendment thereto, Parent will file and disseminate, as required, a supplement or amendment which complies in all material respects with the provisions of all applicable securities laws. Prior to its filing with the

   Commission, the Registration Statement and each amendment or supplement thereto shall be delivered to the Company and its counsel. The Registration Statement will not, at the time the prospectus included therein is mailed to shareholders of the Company, and at the Closing Date, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Any written information supplied or to be supplied by Parent specifically for inclusion in the Proxy Statement will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made not misleading. Notwithstanding the foregoing, Parent makes no representation or warranty with respect to any information with respect to the Company or its officers, directors or affiliates provided to Parent by the Company in writing for inclusion in the Registration Statement or in any supplements or amendments thereto.

       (g) Parent Reports and Financial Statements. Since February 1, 1992, Parent has filed all forms, reports and documents with the Commission required to be filed by it pursuant to the federal securities laws and the Commission rules and regulations thereunder, and all such forms, reports and documents filed with the Commission have complied in all material respects with all applicable requirements of the federal securities laws and the Commission rules and regulations promulgated thereunder. Parent has heretofore made available to the Company true and complete copies of all forms, reports, documents, amendments thereto and other filings filed by Parent with the Commission prior to the date hereof (such forms, reports, documents and other filings, together with any amendments thereto, are listed on the Parent Disclosure Schedule and are collectively referred to herein as the "Parent Commission Filings"). As of their respective dates, the Parent Commission Filings did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the balance sheets as of the end of the fiscal years ended January 30, 1993, January 29, 1994 and January 28, 1995, and the quarters ended within such fiscal years, and the statements of income, statements of shareholders' equity (if presented) and statements of cash flows for the fiscal years ended January 30, 1993, January 29, 1994 and January 28, 1995 and the quarters ended within such fiscal years included in the Parent Commission Filings, were prepared in accordance with generally accepted accounting principles consistently applied and fairly present the consolidated financial position of Parent as of the dates thereof and the results of its operations, shareholders' equity and cash flows for the periods then ended.

       (h) Absence of Undisclosed Liabilities. Except as set forth in the audited balance sheet of Parent as of January 28, 1995 or the notes thereto, (the "Parent Balance Sheet") or on the Parent Disclosure Schedule, neither Parent nor any of its subsidiaries has any material outstanding claims against it, liabilities or indebtedness, contingent or otherwise, other than liabilities incurred subsequent to January 28, 1995 in the ordinary course of business, consistent with past practices.

       (i) Accounts Receivable. The accounts receivable of Parent as reflected in the Parent Balance Sheet are, to the extent uncollected on the date of this Agreement, valid and existing and, to Parent's Knowledge, fully collectible through the use of ordinary collection procedures (except for reserves set forth in such financial statements, which reserves were established in accordance with GAAP and in an amount consistent with Parent's historical accounting policies), represent monies due for goods sold and delivered or services rendered (except as set forth in the Parent Audited Balance Sheet), and are subject to no refunds, discounts, rebates or other adjustments (except discounts for prompt payment given in the ordinary course of business) and, to Parent's Knowledge, are not subject to any defenses, rights of setoff, assignments, restrictions, encumbrances or conditions enforceable by third parties on or affecting any thereof. None of Parent's accounts receivable is subject to any factoring agreement.

       (j) Inventories. The inventories reflected in the Parent Balance Sheet were, and those reflected on the books of Parent since the date thereof have been, determined and valued in accordance with GAAP applied on a consistent basis as reflected in the Parent Balance Sheet, subject to inventory and obsolescence reserves established in accordance with GAAP applied on a consistent basis as reflected in the Parent Balance Sheet.

   In all material respects, the inventories of Parent consist of items which are good and merchantable, and are of a quality and quantity presently usable or salable in the ordinary course of business, subject to inventory and obsolescence reserves established in accordance with GAAP applied on a consistent basis.

       (k) Title to Properties; Encumbrances. Parent and each of its subsidiaries has good, valid and marketable title to (i) all its material tangible properties and assets (real and personal), including, without limitation, tangible properties and assets reflected in the Parent Balance Sheet, except as indicated in the notes thereto and except for tangible properties and assets reflected in such balance sheet which have been sold or otherwise disposed of in the ordinary course of business consistent with past practices, and (ii) all the material tangible properties and assets purchased by Parent and any of its subsidiaries since January 28, 1995, except for such properties and assets which have been sold or otherwise disposed of in the ordinary course of business consistent with past practices; in each case subject to no encumbrance, lien, charge or other restriction of any kind or character, except for (1) liens reflected in the Parent Balance Sheet or liens granted in the ordinary course of business which are not material, (2) liens consisting of zoning or planning restrictions, easements, permits and other restrictions or limitations on the use of real property or irregularities in title thereto which do not materially detract from the value of, or impair the use of, such property by Parent or any of its subsidiaries in the operation of its respective business and (3) liens for current taxes, assessments or governmental charges or levies on property not yet due and delinquent. Parent and each of its subsidiaries are in material compliance with all leases of real property leased by any of them, and have no Knowledge of any material default by the landlords under any such leases. In all material respects, the buildings and improvements leased by Parent and its subsidiaries, and the operation and maintenance thereof, do not contravene any zoning or building law or ordinance or violate any restrictive covenant or any provision of federal, state or local law. Parent has no Knowledge of any pending or threatened condemnation, eminent domain or similar proceeding with respect to any real property owned or leased by the Parent or any of its subsidiaries.

       (l) Absence of Certain Changes and Events. Except as expressly disclosed in the Commission Filings, since January 28, 1995: (i) there has not been any material adverse change in the Condition of Parent and its subsidiaries, taken as a whole; (ii) the businesses of Parent and each of its subsidiaries have been conducted in the ordinary course consistent with past practices; and (iii) neither Parent nor any of its subsidiaries has incurred any material liabilities (direct, contingent or otherwise) or engaged in any material transaction or entered into any material agreement except in the ordinary course of business.

       (m) Compliance with Laws; Permits. Parent and its subsidiaries are in compliance in all material respects with all applicable laws, regulations, orders, judgments and decrees (whether domestic or foreign), and have all material franchises, licenses, permits and certificates and other authorizations from federal, state, local and foreign governments and governmental agencies that are necessary for the conduct of their business except where such failure to comply or to obtain such authorization does not have, and is not reasonably likely to have, a material adverse effect on the Condition of Parent.

       (n) Environmental Liability. There is no legal, administrative, arbitral or other proceeding, claim, action, cause of action or governmental investigation of any nature seeking to impose, or that is reasonably likely to result in the imposition, on Parent or any of its subsidiaries of any liability arising under any local, state or federal environmental statute, regulation or ordinance, including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, pending or, to the Knowledge of Parent, threatened against Parent or any of its subsidiaries, which would be required to be disclosed pursuant to Item 103 or 303 of Regulation S-K (17 CFR 229); to the Knowledge of Parent and except as set forth in the Parent Disclosure Schedule, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any such liability; and neither Parent nor any of its subsidiaries is subject to any agreement, order, judgment, decree or memorandum by or with any court, governmental authority, regulatory agency or third party imposing any such liability.

       (o) Material Contracts. All of the material contracts of Parent or any of its subsidiaries are valid, enforceable in accordance with their terms and in full force and effect and neither Parent nor any of its subsidiaries is in default thereunder in any material respect.

       (p) Litigation. Except as expressly disclosed in the Parent Commission Filings, there is no action, suit, proceeding at law or in equity, or any arbitration or any administrative or other proceeding by or before (or, to the Knowledge of Parent, any investigation by) any governmental or other instrumentality or agency, pending, or, to the Knowledge of Parent, threatened, against or affecting Parent or any of its subsidiaries, or any of their properties or rights, except for such actions, suits, proceedings, arbitrations or investigations that do not have and are not reasonably likely to have, individually or in the aggregate, a material adverse effect on the Condition of Parent. There are no such suits, actions, claims, proceedings or investigations pending or, to the Knowledge of Parent, threatened, seeking to prevent or challenging the transactions contemplated by this Agreement. Neither Parent nor any of its subsidiaries is subject to any judgment, order or decree entered in any lawsuit or proceeding, that has had or could have a material adverse effect on the Condition of Parent.

       (q) Employee Benefit Plans. Neither Parent nor any of its subsidiaries maintains or contributes to any Benefit Plan subject to ERISA which is not in material compliance with ERISA and, to the extent applicable, the Code. No material liability under Title IV of ERISA has been incurred by Parent or any trade or business (whether or not incorporated) which, together with Parent, is treated as an ERISA Affiliate that has not been satisfied in full, and no condition exists that presents a material risk to Parent or an ERISA Affiliate of incurring a material liability under such Title.

       (r) Relations With Certain Vendors. Parent and its subsidiaries have maintained and have good work relationships with their respective vendors and suppliers, as a group, and neither Parent nor any of its subsidiaries has any disputes with their respective vendors, which, individually or in the aggregate, have or are reasonably likely to have a material adverse effect on the Condition of Parent.

       (s) Taxes and Audits. All federal tax returns, reports, statements, estimates, declarations and forms (collectively, the "Parent Federal Returns") and all state and local tax returns, reports, statements, estimates, declarations and forms (collectively, the "Parent State and Local Returns") required to be filed by Parent on or prior to the Closing Date have been or will be filed (or extensions for such filings will have been obtained) with the appropriate governmental agencies in all jurisdictions in which such Parent Federal Returns and Parent State and Local Returns are required to be filed. All of the Parent Federal Returns are or will be, when filed, true, correct and complete in all material respects and all amounts shown as owing on any Parent Federal Returns have been or will be paid or accrued. All of the Parent State and Local Returns are or will be, when filed, true, correct and complete in all material respects, and all amounts shown as owing thereon have been or will be paid or accrued. To Parent's Knowledge, there is no action, suit, proceeding, investigation, audit, claim or assessment pending or proposed with respect to any Parent Federal Return or Parent State and Local Return, except as disclosed in the Parent Disclosure Schedule.

       All federal, state or local income, profits, franchise, sales, use, occupation, property, business and occupation, labor and industry, excise or other taxes (including interest and penalties) payable by Parent for the period extending up to the Closing Date, relating to or chargeable against Parent or its assets, properties, revenues or income, or for which an assessment or demand has been made, have been or will be fully paid or accrued in accordance with GAAP. All business and occupation, payroll and other employment-related tax deposits for the period extending up to the Closing Date and payable by Parent have been or will be fully paid or accrued in accordance with GAAP.

       (t) Intellectual Properties. Parent and its subsidiaries own or have the right to use all domestic and foreign patents, patent applications, patent licenses, software licenses, know-how licenses, trade names, trademarks, copyrights, unpatented inventions, service marks, trademark registrations and applications, service mark registrations and applications, copyright registrations and applications (collectively the "Intellectual Property") necessary to the operation of its business. The Parent Disclosure Schedule lists all material notices or claims currently pending or received by Parent or any of its subsidiaries during the past two years which claim infringement, contributory infringement, inducement to infringe, misappropriation or breach by Parent or any of its subsidiaries of any domestic or foreign patents, patent applications, patent licenses and know-how licenses, trade names, trademark registrations and applications, service marks, copyrights, copyright registrations or applications, trade secrets or other confidential proprietary information. To the Knowledge of Parent, no basis exists upon which a material claim (a "Parent Infringement Claim") may be asserted against Parent or any of its subsidiaries, for infringement, contributory infringement, inducement to infringe, misappropriation or breach of any domestic or foreign patents, patent applications, patent licenses, know-how licenses, trade names, trademark registrations and applications, common law trademarks, service marks, copyrights, copyright registrations or applications, trade secrets or other confidential proprietary information. To the Knowledge of Parent, no person or entity is infringing the Intellectual Property.

       (u) Broker's or Finder's Fee. Except for Merrill Lynch & Co. (whose fees and expenses will be paid by Parent), no agent, broker, person or firm acting on behalf of Parent is, or will be, entitled to any commission or broker's or finder's fees from any of the parties hereto, or from any person controlling, controlled by, or under common control with any of the parties hereto, in connection with this Agreement or any of the transactions contemplated herein.

                                  ARTICLE 3

                                  COVENANTS

   3.1. Acquisition Proposals. The Company agrees that neither it nor any of its subsidiaries nor any of the respective officers, directors, employees, representatives, investment bankers, attorneys, accountants and other agents and affiliates (collectively, "Representatives") of the Company or any of its subsidiaries shall, during the period commencing on the date hereof and ending at the Effective Time: subject to fiduciary duties of its Board of Directors under applicable law, directly or indirectly, take any action to encourage, solicit, initiate, discuss or negotiate with, or furnish any information to, or afford any access to the properties, books or records of the Company, to any person other than Parent and its Representatives in connection with any possible or proposed merger, consolidation, business combination, liquidation, reorganization, sale or other disposition of a material amount of assets, acquisition of a material amount of assets or similar transaction involving the Company.

   3.2. Employee Benefits. For the remainder of the calendar year in which the Merger occurs, officers and employees of the Company and its subsidiaries who remain employees of the Surviving Corporation and its subsidiaries following the Merger shall continue to be provided with employee benefits, including, without limitation, pension benefits, health and welfare benefits, life insurance and vacation, which are no less favorable in the aggregate than those which were provided to such officers and employees prior to the Merger. Parent hereby agrees to, and to cause its subsidiaries to, provide to officers and employees of the Company and its subsidiaries who become regular (full time) employees of the Parent or any of its subsidiaries (other than the Surviving Corporation and its subsidiaries) within such calendar year employee benefits, including, without limitation, pension benefits, health and welfare benefits, life insurance and vacation, which are no less favorable in the aggregate to those provided from time to time by the Parent and its subsidiaries to their similarly situated officers and employees or, if Parent has no other employees in similar positions, which are no less favorable in the aggregate than those provided to such employees of the Company prior to the Merger. Any employee of the Company or any of its subsidiaries who becomes a participant in any employee benefit plan, program, policy, or arrangement of the Parent or any of its subsidiaries shall be given credit under such plan, program, policy, or arrangement for all service prior to becoming such a participant with the Company or any of its subsidiaries for purposes of eligibility, vesting and benefit accrual. If the group medical benefit plan covering employees and officers of the Company and its subsidiaries is replaced by a group medical benefit plan of Parent or any of its subsidiaries, all participants in the Company's group medical benefit plan shall be credited with benefits received and payments made under the Company's group medical benefit plan, for purposes of applying provisions regarding pre-existing condition limitations, deductibles, co-insurance, benefit maximums and out-of-pocket maximums in the new plan. Parent will not take any action or permit the Surviving Corporation to take any action, after the Effective Time, inconsistent with the employment agreements of the Company and certain Company employees expressly disclosed on the Company Disclosure Schedule.

   3.3. Access and Information. Upon reasonable notice, each of the parties shall (and shall cause each of the parties' subsidiaries to) afford to the other parties and their Representatives such access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, tax returns and work papers of independent auditors), properties, personnel and to such other information as any party may reasonably request; provided, however, that no investigation pursuant to this
Section 3.3 shall affect or be deemed to limit or modify any representation or warranty made herein. Each party will not, and will cause its representatives not to, use any information obtained pursuant to this Section 3.3 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. The rights and obligations of Parent, Sub and the Company pursuant to the confidentiality letters dated January 27, 1995 and March 8, 1995, respectively (the "Confidentiality Agreements") from The Robinson-Humphrey Company, Inc. to Parent and from Parent to the Company, respectively, shall survive the execution and delivery of this Agreement, and all information heretofore and hereafter obtained by the parties hereto or any of their respective representatives pursuant to this Section 3.3 (including writings based on such information) or otherwise shall be deemed "Proprietary Information" (as that term is defined in the Confidentiality Agreements), and shall be subject to the provisions of the Confidentiality Agreements.

   3.4. Certain Filings, Consents and Arrangements. Parent and the Company shall (a) promptly make any filings and applications required to be filed in order to obtain all approvals, consents and waivers of governmental authorities necessary or appropriate for the consummation of the transactions contemplated hereby, (b) cooperate with one another (i) in promptly determining what filings are required to be made or approvals, consents or waivers are required to be obtained under any relevant federal, state or foreign law or regulation and (ii) in promptly making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such approvals, consents or waivers and (c) deliver to the other copies of the publicly available portions of all such filings and applications promptly after they are filed.

   3.5. Indemnification and Insurance.

       (a) Subject to applicable law, for a period of six years after the Effective Time, Parent will indemnify the present and former directors, officers, employees and agents of the Company to the extent provided in
   Article IV of the Company's Code of Regulations in effect on the date of this Agreement and will not amend, reduce or limit rights of indemnity afforded to them or the ability of Parent to indemnify them, nor hinder, delay or make more difficult the exercise of such rights of indemnity. For a period of two years after the Effective Time, Parent shall use its best efforts to maintain director and officer liability insurance coverage providing the present and former directors and officers of the Company with coverage at least as favorable as, at Parent's option from time to time, either (i) the policies in effect immediately prior to the Effective Time covering the Company's directors and officers (as summarized in the Company Disclosure Schedule) or (ii) the policies covering Parent's directors and officers from time to time.

       (b) If any claim is (or claims are) made against any present or former director, officer, employee or agent of the Company, arising from his or her services as such, within six years from the Effective Time, the provisions of this Section 3.5 respecting the Company's Code of Regulations shall continue in effect until the final disposition of all such claims.

       (c) Any indemnified party wishing to claim indemnification under this Section, upon learning of any indemnifiable action, suit, claim, proceeding or investigation, shall promptly notify Parent thereof; provided, however, that any failure so to notify Parent of any obligation to indemnify such indemnified party or of any other obligation imposed by this Section shall not affect such obligation except to the extent Parent is prejudiced thereby. The indemnified parties as a group shall retain only one counsel in each jurisdiction to represent them with respect to any such matter (which counsel shall be reasonably acceptable to the Parent); provided, however, in the event that there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more indemnified parties, Parent and such indemnified parties may retain, at the expense of Parent, such number of additional counsel as are necessary to eliminate all conflicts of the type referred to above.

       (d) Notwithstanding anything to the contrary contained in this Section 3.5: (i) Parent will have no obligation to indemnify any present director, officer, employee or agent of the Company in respect of matters relating to periods of time preceding the Effective Time (or for third party claims in respect of such matters) if (1) the matters are not disclosed in this

   Agreement or in the Company Disclosure Schedule, (2) such non-disclosure constitutes a breach of a representation or warranty made by the Company herein and (3) such director, officer, employee or agent had Knowledge of such non- disclosure and that such non-disclosure constituted a material breach of a representation or warranty made by the Company herein, and (ii) Parent will have no obligation to indemnify a present or former director, officer, employee or agent of the Company against any loss, cost, liability or expense arising out of or in connection with any action or claim asserted by Parent or any of its subsidiaries against such director, officer, employee or agent for fraud, provided that Parent prevails in such action or claim.

       (e) The provisions of this Section 3.5 shall be binding on any successor entity to Parent.

   3.6. Publicity. The initial press release announcing this Agreement shall be a joint press release and thereafter the Company and Parent shall consult with each other in issuing any press releases or otherwise making public statements with respect to the transactions contemplated hereby and in making any filings with any governmental entity or with any national securities exchange with respect thereto.

   3.7. Proxy; Registration Statement. As soon as practicable after the date hereof, the Company and Parent shall prepare and file with the Commission a proxy statement and related materials to be furnished by the Company to the holders of Company Common Stock in connection with the Merger (the "Proxy Statement") and the Registration Statement, subject, however, to deferral until such time as Parent and the Company may reasonably agree in the event that Parent enters into a Business Combination Agreement (as defined in Section 4.2(k) and, as a result thereof, Parent is required to obtain shareholder approval of the Merger either under Pennsylvania corporate law or NASDAQ requirements, as provided in Section 4.2(k). As soon as practicable following receipt of final comments from the staff of the Commission on the Proxy Statement and the Registration Statement (or advice that such staff will not review such filing), Parent shall use its best efforts to have the Registration Statement declared effective by the Commission and to maintain the effectiveness of such Registration Statement until completion of the Merger. Promptly after the effectiveness of the Registration Statement, the Company shall mail the Proxy Statement to all holders of Company Common Stock. Parent and the Company shall cooperate with each other in the preparation of the Proxy Statement and the Registration Statement and shall advise the other in writing if, at any time prior to the Company Meeting, any such party shall obtain Knowledge of any facts that might make it necessary or appropriate to amend or supplement the Proxy Statement or the Registration Statement in order to make the statements contained or incorporated by reference therein not misleading or to comply with applicable law. Notwithstanding the foregoing, each party shall be responsible for the information and disclosures which it makes or incorporates by reference in all regulatory filings, the Proxy Statement and the Registration Statement. In the event that Parent enters into a Business Combination Agreement and, as a result thereof, Parent is required to obtain shareholder approval of the Merger, then Parent shall take all action necessary in accordance with applicable law, NASDAQ requirements and its Articles of Incorporation and By-laws, to convene a meeting of its shareholders as promptly as practicable for the purpose of considering and taking action on the Merger.

   3.8. Shareholders' Meeting. The Company shall take all action necessary, in accordance with applicable law and its Articles of Incorporation and Code of Regulations, to convene a meeting of the holders of the Company Common Stock (the "Company Meeting") as promptly as practicable for the purpose of considering and taking action required by this Agreement, subject, however, to deferral until such time as Parent and the Company may reasonably agree in the event that Parent enters into a Business Combination Agreement and, as a result thereof, Parent is required to obtain shareholder approval of the Merger either under Pennsylvania corporate law or NASDAQ requirements. Except to the extent legally required for the discharge by the board of directors of its fiduciary duties, the board of directors of the Company shall recommend that the holders of the Company Common Stock vote in favor of and approve the Merger and adopt this Agreement at the Company Meeting.

   3.9. Antitakeover Statutes. The Company shall take all steps reasonably requested by Parent for the purpose of (i) compliance with the requirements of any state antitakeover law by action of its board of directors or otherwise and (ii) assistance in any challenge by Parent to the applicability to the Merger of any state antitakeover law.

   3.10. Listing. Parent shall use its best efforts to list on the Nasdaq National Market upon official notice of issuance the Parent Stock to be issued in the Merger.

   3.11. Restriction on Dividends, Splits, Etc. Each of the Company and Parent agrees that, except as expressly consented to or approved in writing by the other, during the period commencing on the date hereof and ending on the Closing Date, it will not declare, pay or make any dividend or other distribution or payment with respect to, or split, redeem or reclassify, any shares of its capital stock.

   3.12. Conduct of the Business of the Company Pending the Closing Date. The Company agrees that, except as set forth in the Company Disclosure Schedule, expressly permitted by this Agreement or otherwise consented to or approved in writing by Parent, during the period commencing on the date hereof and ending on the Closing Date:

       (a) The Company and each of its subsidiaries will conduct their respective operations only in the ordinary course of business consistent with past practice (subject, in any event, to the provisions of paragraph
   (b) below) and will use reasonable efforts to preserve intact their respective business organizations, keep available the services of their officers and employees and maintain satisfactory relationships with licensors, suppliers, distributors, customers, clients and others having business relationships with them;

       (b) Neither the Company nor any of its subsidiaries shall (i) make any change in or amendment to its Articles of Incorporation or Code of Regulations; (ii) grant, issue or sell any shares of its capital stock (except shares of Company Common Stock issued upon the exercise of options and warrants outstanding on the date hereof granted under any of the stock option plans or pursuant to any of the warrant agreements identified in the Company Disclosure Schedule) or any other securities, or grant, issue or sell any securities convertible into, or options, warrants or rights to purchase or subscribe to, or enter into any arrangement or contract with respect to the issuance or sale of, any shares of its capital stock or any other securities, or make any other changes in its capital structure,
   (iii) terminate operations at any site where operations are currently being conducted or commence operations at any site where operations are not currently being conducted; (iv) enter into, terminate, assign or sublease any lease of real property; (v) amend any employee or non-employee benefit plan or program, employment agreement, license agreement, franchise agreement or retirement agreement, or pay any bonus or contingent compensation, or contribute to any pension or profit-sharing plan, or grant any severance or termination pay except in each case as may be required by law or contract; (vi) incur any indebtedness for borrowed money in excess of $250,000 or subject or allow their properties or assets to be subjected to any mortgages, pledges, security interests, encumbrances, liens and charges of any kind (other than to secure inventory financing and commitments under the "Power By the Hour Program" in the ordinary course of business consistent with past practice or such as are covered by clauses (1), (2) or (3) of Section 2.1(j) hereof), incur any liability on any guaranties, or make any investments in or loans, advances (other than advances to employees not exceeding $7,500 in the aggregate for any individual employee and only if made in the ordinary course of business at levels consistent with past practices) or extensions of credit (other than trade credit extended to customers in the ordinary course of business at levels consistent with past practices) to any person or entity, (vii) agree to the settlement of any Proceeding in excess of $200,000, or (viii) agree, in writing or otherwise, to take any of the foregoing actions. The Company and its subsidiaries (1) may only enter into a contract or commitment (i) if such contract or commitment is entered into in the ordinary course of business and the amount involved thereunder, viewed individually and collectively with other contracts and commitments entered into by the Company and its subsidiaries, is at a level consistent with past practices of the Company and its subsidiaries or (ii) if such contract or commitment is outside the ordinary course of business, if the amount involved thereunder does not exceed $500,000 and if the amount involved thereunder, when added to the amount involved under other such contracts and commitments entered into between the date hereof and the Closing Date, does not exceed $1,000,000; (2) shall not dispose of any assets except inventory and fixed assets in the ordinary course of business; and (3) shall not agree, in writing or otherwise, to take any of the foregoing actions.

       (c) The Company shall not, and shall not permit any of its subsidiaries to, purchase or acquire, or offer to purchase or acquire, any shares of capital stock of the Company.

   3.13. Best Efforts. Subject to the terms and conditions herein provided, each of the Company, Parent and Sub shall, and the Company shall cause each of its subsidiaries to, cooperate and use their respective reasonable best efforts to take, or cause to be taken, all appropriate action, and to make, or cause to be made, all filings necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including, without limitation, their respective reasonable best efforts to obtain, prior to the Closing Date, all licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with the Company and its subsidiaries as are necessary for consummation of the transactions contemplated by this Agreement and to fulfill the conditions to the Merger and to rectify any event or circumstance which could impede consummation of the transactions contemplated by this Agreement; provided, however, that no loan agreement or contract for borrowed money shall be repaid, in whole or in part, and no contract shall be amended to increase the amount payable thereunder or otherwise to be more burdensome to the Company or any of its subsidiaries in order to obtain any such consent, approval or authorization without first obtaining the written approval of Parent; and provided further, that Parent shall have no obligation to take any steps not expressly provided for herein to facilitate satisfaction of the conditions contained in Sections 4.1(j) and 4.1(k).

   3.14. Notice of Default.

       (a) The Company and Parent promptly will give notice to the other of the occurrence of any event or the failure of any event to occur that results in a breach of any representation or warranty by the Company or Parent contained herein or a failure by the Company or Parent to comply with any covenant, condition or agreement contained herein.

       (b) The Company and Parent will (i) use their respective reasonable best efforts to take all action necessary to render accurate in all material respects as of the Closing Date the representations and warranties of the Company and Parent contained herein, (ii) refrain from taking any action that would render any such representation or warranty inaccurate as of such time and (iii) use their respective reasonable best efforts to perform or cause to be satisfied each covenant or condition to be performed or satisfied by them as contemplated by this Agreement.

   3.15. Treatment of Certain Debt. Promptly following completion of the Merger (and no later than the close of business on the Closing Date), unless the Banks (as defined below) shall have consented, at the request of Parent, to the continuation after the Merger of the Company's secured indebtedness under the Secured Credit Agreement dated as of September 9, 1993, by and among the Company, its subsidiaries and PNC Bank, Ohio, N.A., as Agent, The First National Bank of Chicago as Co-Agent and other participating banks (collectively, the "Banks"), or any agreement successor thereto, Parent, in its sole discretion, shall either discharge such indebtedness in full, including any accrued and unpaid interest to the date of payment, or purchase from the Banks such indebtedness in full, including any accrued and unpaid interest to the date of payment (or effected a combination of such discharge and purchase). The Company agrees to take all steps reasonably requested by Parent to assist Parent in discharging or purchasing, without premium or penalty, the indebtedness to the Banks, as contemplated above. The Company represents and warrants to and for the benefit of Parent and Sub that the Company's indebtedness to the Banks may be prepaid or paid as a result of the Merger without premium or penalty.

   3.16. Tax Status. In the event that Arnold & Porter is unable to deliver the opinion referred to in Section 4.1(j) hereof within 30 days after the execution of this Agreement, Parent, Sub and the Company shall take all reasonable action to amend this Agreement to modify the structure of, or to substitute affiliated parties to, the transactions contemplated by this Agreement, if possible to do so without adversely affecting the economic consequences of the transactions contemplated hereby to Parent, the Company or their respective shareholders, to the extent necessary to obtain such opinion within 60 days after execution of this Agreement.

                                  ARTICLE 4

                        CONDITIONS PRECEDENT TO MERGER

   4.1. Conditions Precedent to Obligations of Parent, Sub and the Company. The respective obligations of Parent and Sub, on the one hand, and the
Company, on the other hand, to effect the Merger are subject to the satisfaction or waiver (subject to applicable law) at or prior to the Effective Time of each of the following conditions:

       (a) Shareholder Approval. This Agreement and the Merger shall have been approved and adopted by the requisite vote of shareholders of the Company.

       (b) Governmental Approvals. All filings required to be made prior to the Effective Time with, and all authorizations, consents, orders or approvals required to be obtained prior to the Effective Time from, and all expirations of waiting periods imposed by, any governmental entity (including without limitation under the HSR Act) shall have been made or obtained.

       (c) Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued by the Commission and remain in effect.

       (d) Injunction. No preliminary or permanent injunction or other order shall have been issued by any court or by any governmental or regulatory agency, body or authority which prohibits the consummation of the Merger and which is in effect at the Effective Time.

       (e) Statutes. No statute, rule, regulation, executive order, decree or order of any kind shall have been enacted, entered, promulgated or enforced by any court or governmental authority which prohibits the consummation of the Merger.

       (f) Nasdaq. The Parent Stock, including the shares issuable in the Merger, shall have been designated for inclusion in The Nasdaq National Market.

       (g) Legal Actions. There shall not have been any action taken, or any statute, rule, regulation, judgment, order or injunction promulgated, enacted, entered or enforced by any state, federal or foreign government or governmental authority or by any court, domestic or foreign, that would
   (i) require the divestiture by Parent, Sub or the Company or any of their respective subsidiaries or affiliates of all or any material portion of the business, assets or property of any of them or impose any material limitation on the ability of any of them to conduct their business and own such assets and properties or (ii) impose any limitations on the ability of Parent or Sub or any of their respective subsidiaries effectively to control in any material respect the business or operations of the Company or any of the Company's subsidiaries.

       (h) Third Party Consents. Each of the persons and entities listed on the Company Disclosure Schedule and the Parent Disclosure Schedule shall have consented to the consummation of the Merger if, and to the extent, required by the provisions of the existing documents between such persons and entities and the Company or Parent, respectively, or their respective subsidiaries, and if the failure to have obtained such consent would have a material adverse effect on the Company or Parent, respectively.

       (i) Blue Sky Approvals. Parent shall have received all state securities laws and "Blue Sky" permits and other authorizations necessary to consummate the transactions contemplated hereby.

       (j) Tax Opinion. Within 30 days of the execution of this Agreement, Arnold & Porter shall have delivered to the Company an opinion, reasonably satisfactory in form and substance to the Company, to the effect that the Merger when consummated in accordance with the terms hereof should constitute a reorganization within the meaning of Section 368(a) of the Code, and Arnold & Porter shall not have revoked such opinion provided, however, that in the event that Arnold & Porter is not able to deliver such opinion within such time and this Agreement is amended pursuant to
   Section 3.16 hereof, then Arnold & Porter shall have delivered such opinion within 60 days of the execution of this Agreement.

       (k) Confirmation of Fairness Opinion. The Robinson-Humphrey Company, Inc. shall have delivered to the Company a letter, as of a date not more than five days prior to the date the Proxy Statement is mailed to the Company's shareholders, confirming the Fairness Opinion.

   4.2. Conditions Precedent to Obligations of Parent and Sub. The obligations of Parent and Sub to effect the Merger are also subject to the satisfaction or waiver, at or prior to the Effective Time, of each of the following conditions unless waived by Parent and Sub:

       (a) Accuracy of Representations and Warranties. All representations and warranties of the Company contained herein shall be true and correct in all material respects as of the date hereof and at and as of the Closing, with the same force and effect as though made on and as of the Closing
   Date (or on the date when made in the case of any representation and warranty which specifically relates to an earlier date), except as consented to in writing by Parent.

       (b) The Company's Performance. The Company shall have performed in all material respects all obligations and agreements, and complied in all material respects with all covenants and conditions, contained in this Agreement to be performed or complied with by it prior to the Closing Date, except as consented to in writing by Parent.

       (c) No Material Changes. No change shall have occurred (and no condition, event or development shall have occurred involving a prospective change) in the Condition of the Company or any of its subsidiaries which is or is reasonably likely to be materially adverse to such Condition.

       (d) Third Party Consents. Each of the persons and entities listed on the Parent Disclosure Schedule shall have consented to the consummation of the Merger if, and to the extent, required by the provisions of the existing documents between such persons and entities and Parent or its subsidiaries.

       (e) Accountant's Letter. Parent shall have received from the Company's independent certified public accountants "cold comfort" letters, dated (i) the date of the mailing of the Proxy Statement to the Company's shareholders and (ii) shortly prior to the Effective Date, with respect to certain financial information regarding the Company in substantially the form customarily issued by such accountants at such time in transactions of this type.

       (f) Dissenting Shareholders. Holders of not more than ten percent (10%) of the issued and outstanding shares of Company Common Stock entitled to make a demand under Section 1701.85(A)(2) of the OGCL shall have properly served a written demand, in accordance with Section 1701.85(A)(2) of the OGCL, upon the Company for the payment of the fair cash value of their shares of Company Common Stock.

       (g) Execution of Employment-Related Agreements. Neither Terry L. Theye nor Lewis E. Miller shall have rescinded, terminated (other than on account of death or disability) or breached any agreement he might reach with Parent regarding his employment with Parent or the Surviving Corporation following the Merger (as contemplated by Section 5.1(l) hereof).

       (h) Opinion of Counsel. Parent shall have received the opinion of Norma Skoog, Esq., Vice President, Secretary and General Counsel of the Company, dated the Closing Date, covering the matters identified on Schedule
   4.2(h).

       (i) Compliance Certificate. Parent shall have received a certificate of the Chief Executive Officer of the Company, dated the Closing Date, that, to the best of his knowledge and belief after due inquiry, the conditions set forth in Sections 4.2(a) and 4.2(b) have been satisfied.

       (j) Limit on Indebtedness. The amount of the Company's secured indebtedness which may be required to be discharged pursuant to Section
   3.15 hereof does not exceed $55,000,000.

       (k) Parent Shareholder Approval. In the event that Parent, after the date of this Agreement, enters into any agreement for a business combination with a third party (a "Business Combination Agreement") as a result of which, under Pennsylvania corporate law or NASDAQ requirements, Parent would be required to obtain shareholder approval as a condition to the consummation of the Merger, then Parent shall have received such shareholder approval.

   4.3. Conditions Precedent to the Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver, at or prior to the Effective Time, of each of the following conditions unless waived by the Company:

       (a) Accuracy of Representations and Warranties. All representations and warranties of Parent and Sub contained herein shall be true and correct in all material respects as of the date hereof and at and as of the Closing, with the same force and effect as though made on and as of the Closing
   Date (or on the date when made in the case of any representation and warranty which specifically relates to an earlier date), except as consented to in writing by the Company.

       (b) Parent's Performance. Parent and Sub shall have performed in all material respects all obligations and agreements, and complied in all material respects with all covenants and conditions, contained in this Agreement to be performed or complied with by them prior to the Closing Date, except as consented to in writing by the Company.

       (c) No Material Changes. No change shall have occurred (and no condition, event or development shall have occurred involving a prospective change) in the Condition of Parent which is or may be materially adverse to such Condition.

       (d) Accountant's Letter. The Company shall have received from Parent's independent certified public accountants "cold comfort" letters, dated (i) the date of the mailing of the Proxy Statement to the Company's shareholders and (ii) shortly prior to the Effective Date, with respect to certain financial information regarding Parent in substantially the form customarily issued by such accountants at such time in transactions of this type.

       (e) Opinion of Counsel. The Company shall have received the opinion of Pepper, Hamilton & Scheetz, dated the Closing Date, covering the matters identified on Schedule 4.3(e). (f) Compliance Certificate. The Company shall have received a certificate of the Chief Executive Officer of Parent, dated the Closing Date, that, to the best of his knowledge and belief after due inquiry, the conditions set forth in Sections 4.3(a) and
   (b) have been satisfied.

                                  ARTICLE 5

                         TERMINATION AND ABANDONMENT

   5.1. Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned:

       (a) at any time prior to the Effective Time, by mutual consent of the Company, on the one hand, and of Parent and Sub, on the other hand;

       (b) by either Parent or the Company if the Effective Time shall not have occurred by September 30, 1995, unless extended by mutual agreement of Parent, Sub and the Company, provided that, if the Effective Time shall not have occurred by September 30, 1995 because Parent enters into a Business Combination Agreement which, under Pennsylvania corporate law or NASDAQ requirements, would require Parent to obtain shareholder approval as a condition to consummation of the Merger, Parent may only terminate this Agreement pursuant to this Section 5.1(b) if the Effective Time shall not have occurred by December 31, 1995;

       (c) by Parent, if there has been a breach of a representation or warranty in this Agreement (including the Schedules and Exhibits) or any certificate, instrument or other document delivered pursuant hereto by the Company in any material respect, or a breach by the Company of any covenant of the Company set forth herein in any material respect, or a failure of any condition to which the obligations of Parent and Sub hereunder are subject in any material respect, except (i) as consented to in writing by Parent or (ii) insofar as any breach of a representation or warranty is attributable to the initiation of a Proceeding against the Company or any of its subsidiaries or is attributable to the assertion against the Company or any of its subsidiaries of a Company Infringement Claim, in each case after the date hereof and in each case which does not have (viewed individually and collectively with any other such Proceedings or Company Infringement Claims) and is not reasonably likely to have (viewed individually and collectively with any other such Proceedings or Company Infringement Claims) a material adverse effect on the Condition of the Company;

       (d) by the Company, if there has been a breach of a representation or warranty in this Agreement (including the Schedules and Exhibits) or any certificate, instrument or other document delivered pursuant hereto by Parent or Sub in any material respect, or a breach by Parent or Sub of any covenant of Parent or Sub, as the case may be, set forth herein in any material respect, or a failure of any condition to which the obligations of the Company hereunder are subject in any material respect, except (i) as consented to in writing by the Company or (ii) insofar as any breach of a representation or warranty is attributable to the initiation of a Proceeding against Parent or any of its subsidiaries or the assertion against Parent or any of its subsidiaries of a Parent Infringement Claim, in each case after the date hereof and in each case which does not have (viewed individually and collectively with any other such Proceedings or Parent Infringement Claims) and is not reasonably likely to have (viewed individually and collectively with any other such Proceedings or Parent Infringement Claims) a material adverse effect on the Condition of Parent;

       (e) by the Company, if the shareholders of the Company do not approve the Merger at the Company Meeting, or by Parent, if Parent enters into a Business Combination Agreement which, under Pennsylvania corporate law or NASDAQ requirements, would require Parent to obtain shareholder approval as a condition to the consummation of the Merger and the shareholders of Parent do not approve the Merger at a shareholders meeting convened by Parent for a shareholder vote on the Merger;

       (f) by Parent, on the one hand, or the Company, on the other hand, if any court of competent jurisdiction in the United States, or other United States governmental body shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and unappealable;

       (g) by the Company, in the event (i) of the acquisition, without the consent of the Company, by any person or group of persons (other than persons or groups of persons who (A) acquire shares of Parent Stock pursuant to any merger of Parent in which Parent is the surviving corporation or (B) disclose their beneficial ownership of shares of Parent Stock on Schedule 13G under the Securities Exchange Act of 1934 (the "Exchange Act"), of beneficial ownership of 50% or more of the outstanding shares of Parent Stock (the terms "person," "group" and "beneficial ownership" having the meanings ascribed thereto in Section 13(d) of the Exchange Act) (as constituted prior to the Merger and computed on a fully diluted basis assuming the exercise of all options and warrants granted by Parent and the conversion and exchange of all convertible and exchangeable Parent securities, whether or not then exercisable, convertible or exchangeable), (ii) the Board of Directors of Parent, without the consent of the Company, accepts or publicly recommends acceptance of an offer from a third party to acquire 50% or more of the outstanding shares of Parent Stock (as constituted prior to the Merger and computed on a fully diluted basis assuming the exercise of all options and warrants granted by Parent and the conversion and exchange of all convertible and exchangeable Parent securities, whether or not then exercisable, convertible or exchangeable) or of Parent's consolidated assets; or (iii) Parent, without the consent of the Company, executes a definitive agreement for any transaction involving the issuance of a number of shares of Parent Stock, or securities exchangeable therefor, that would increase the total number of shares of Parent Stock issued and outstanding by at least 20% (as constituted prior to the Merger and computed on a fully diluted basis assuming the exercise of all options and warrants granted by Parent and the conversion and exchange of all convertible and exchangeable Parent securities, whether or not then exercisable, convertible or exchangeable). The Company shall be deemed to have consented to the occurrence of one or more events described in clause (i), (ii) or (iii) of this paragraph (g) if the Company does not object thereto in writing to Parent within 10 business days after written notice from Parent that such an event has occurred;

       (h) by Parent, if the Company shall have taken any action entitling Parent to receive payment of the Basic Fee pursuant to Section 5.4 upon termination of this Agreement;

       (i) by Parent, if the Average Closing Price of a share of Parent Stock exceeds $11.00, subject, however, to the right of the Company to override any such termination election by Parent by agreeing in writing, by no later than 5:00 p.m. on the trading day preceding the Closing Date, that the Conversion Number will be changed to the quotient that results from dividing $7.2468 by the Average Closing Price of a share of Parent Stock;

       (j) by the Company, if the Average Closing Price of a share of Parent Stock is less than $9.00, subject, however, to the right of Parent to override any such termination election by the Company by agreeing in writing, by no later than 5:00 p.m. on the trading day preceding the Closing Date, that the Conversion Number will be changed to the quotient that results from dividing $5.9292 by the Average Closing Price of a share of Parent Stock;

       (k) by Parent, if the Banks referenced in Section 3.15 accelerate the secured indebtedness referenced therein or otherwise pursue legal remedies against the Company or any of its subsidiaries on account of a default under the agreements relating thereto; or

       (l) by Parent, on or before June 15, 1995, if Parent has not entered into agreements satisfactory to it, after good faith negotiations on its behalf, with each of Terry L. Theye and Lewis E. Miller replacing the existing employment agreements (each dated January 1, 1994) between each of such executives and the Company by the earlier of (i) the thirtieth day following the date hereof and (ii) date of the mailing by the Company of the Proxy Statement pursuant to Section 3.7.

   5.2. Effect of Termination. In the event of the termination of this Agreement pursuant to Section 5.1 hereof by Parent or Sub, on the one hand, or the Company, on the other hand, written notice thereof shall forthwith be given to the other party or parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall become void and have no effect (other than Section 3.3, Article V and Article VI, which shall survive termination), and there shall be no liability hereunder on the part of Parent, Sub or the Company; provided that, subject to Section 5.4 hereof,
(i) if Parent terminates this Agreement pursuant to Section 5.1(c) or if the Company terminates this Agreement pursuant to Section 5.1(d) on account of an intentional or wilful breach of a representation, warranty or covenant, then the terminating party shall have the right to pursue its legal and equitable remedies for breach of contract and (ii) if Parent terminates this Agreement pursuant to Section 5.1(c) or if the Company terminates this Agreement pursuant to Section 5.1(d) other than on account of an intentional or wilful breach of a representation, warranty or covenant, then the terminating party shall have the right to recover its costs and expenses incurred in connection with the transactions contemplated hereby.

   5.3. Expenses. Subject to Section 5.2, each party hereto shall bear and pay all costs and expenses incurred by it in connection with the transactions contemplated hereby, including fees and expenses of its own financial consultants, accounts and counsel, except that Parent and the Company each shall bear and pay 50% of all printing costs.

   5.4. Basic Fee. If on or prior to September 30, 1995, the Company shall have consummated, or entered into an agreement providing for, a merger of the Company with, sale of all or a substantial part of the assets of the Company to (excluding sales of inventory in the ordinary course of business), or any other business combination involving the Company with, any person or entity, including any "group" within the meaning of Rule 13d-5 promulgated under the Exchange Act (other than Parent or Sub) (a "Company Combination Event") and this Agreement is terminated as a result thereof, the Company shall, within two days after the first of such events has occurred, pay Parent an amount (the "Basic Fee") equal to $1.5 million. If this Agreement is terminated on account of the occurrence of a Company Combination Event, then payment of the Basic Fee shall be inclusive of all expenses incurred by Parent and Sub in connection with this Agreement and the matters contemplated hereby and shall be the exclusive remedy of Parent for any claim of liability against the Company arising out of such termination or the breach of this Agreement resulting from the occurrence of the Company Combination Event.

                                  ARTICLE 6

                                MISCELLANEOUS

   6.1. Knowledge. For purposes of Section 3.5(d)(i)(3) of this Agreement, "Knowledge" shall mean the actual knowledge (but not the constructive or implied knowledge) of the person in question, and a fact shall not be within the knowledge of any such person if it is not actually and specifically known by such person, regardless of whether that person should have known of such fact. For all other purposes of this Agreement, "Knowledge" shall mean both the actual knowledge of an "Applicable Person" (as defined below) and the knowledge which the Applicable Person would have acquired had he or she conducted a reasonable inquiry of the applicable subject matter. Each of the following is an Applicable Person of the Company and its subsidiaries: Terry
L. Theye, Lewis E. Miller, Timothy M. Mooney and Norma Skoog. Each of the following is an Applicable Person of Parent and its subsidiaries: Richard D. Sanford, Gregory A. Pratt, Stephanie D. Cohen, Edward A. Meltzer and Steven
M. Kawalick.

   6.2. Survival. Only those agreements and covenants of the parties that are applicable in whole or in part after the Effective Time shall survive the Effective Time. All representations and warranties and other agreements and covenants shall be deemed to be conditions of this Agreement and shall not survive the Effective Time.

   6.3. Waiver. Prior to the Effective Time, any provision of this Agreement may be (i) waived by the party benefitted by the provision or by both parties by a writing executed by an executive officer, or (ii) amended or modified at any time (including the structure of the transaction ) by an agreement in writing between the parties hereto approved by their respective boards of directors, except that, after the vote by the shareholders of the Company at the Company Meeting, no such amendment or modification which by law requires further approval by shareholders may be made without further shareholder approval.

   6.4. Notices. All notices, requests, acknowledgements and other communications hereunder to a party shall be in writing and shall be deemed to have been duly given when delivered by hand, telecopy, telegram or telex (confirmed in writing) to such party at its address set forth below or such other address as such party may specify by notice to the other party hereto.

If to the Company, to:

The Future Now, Inc.
8044 Montgomery Road
Suite 601
Cincinnati, Ohio 45236

Attention: Terry L. Theye

With copies to:

The Future Now, Inc.
8044 Montgomery Road
Suite 601
Cincinnati, Ohio 45236
Attention: Norma Skoog, Esquire

     and

Arnold & Porter
555 Twelfth Street, N.W.
Washington, D.C. 20004

Attention: Steven L. Kaplan, Esquire

If to Parent or Sub, to:

Intelligent Electronics, Inc.
411 Eagleview Boulevard
Exton, Pennsylvania 19341

Attention: Richard D. Sanford

With copies to:

Intelligent Electronics, Inc.
411 Eagleview Boulevard
Exton, Pennsylvania 19341

Attention: Legal Department

     and

Pepper, Hamilton & Scheetz
3000 Two Logan Square
Eighteenth and Arch Streets
Philadelphia, PA 19103

Attention: Barry M. Abelson, Esquire

   6.5. Entire Agreement; Etc. This Agreement represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby and supersedes any and all other oral or written agreements heretofore or contemporaneously made. All terms and provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Except for the provisions of Sections 1.5, 3.2 and 3.5, nothing in this Agreement is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

   6.6. Assignment. This Agreement may not be assigned by any party hereto without the written consent of the other parties, provided that Parent and Sub may assign their rights and obligations hereunder to a direct or indirect wholly-owned subsidiary, but no such assignment shall relieve Parent of its obligations hereunder.

   6.7. Headings. The descriptive headings of the several Articles and Sections of this Agreement are inserted for convenience only, do not constitute a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement.

   6.8. Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original, and all of which together shall be deemed to be one and the same instrument.

   6.9. Applicable Law. This Agreement and the legal relations between the parties hereto shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania, without regard to the conflict of laws rules thereof, except that the Merger, and the effects thereof, shall be governed by and construed in accordance with the laws of the State of Ohio, without regard to the conflict of laws rules thereof.

   6.10. Severability. If any term, provision, covenant or restriction contained in this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions contained in this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

   IN WITNESS WHEREOF, each of Parent, Sub and the Company has executed this Agreement as of the date first above written.

INTELLIGENT ELECTRONICS, INC.


By: /s/ Edward A. Meltzer
    ---------------------
Name: Edward A. Meltzer
Title: Vice President


IE OHIO ACQUISITION CORPORATION

By: /s/ Edward A. Meltzer
    ---------------------
Name: Edward A. Meltzer
Title: Vice President


THE FUTURE NOW, INC.

 By: /s/ Terry L. Theye
     --------------------
Name: Terry L. Theye
Title: Chairman and Chief Executive Officer

                               SCHEDULE 4.2(H)

                               SCHEDULE 4.2(H)

                         FORM OF NORMA SKOOG OPINION
                 [DEFINED TERMS HAVE THE MEANINGS ATTRIBUTED
                       TO THEM IN THE MERGER AGREEMENT]

   1. The Company is validly existing as a corporation and is in good standing under the laws of the State of Ohio.

   2. The Company has full corporate power and authority to execute and deliver the Merger Agreement, to perform its obligations thereunder and to consummate the transactions contemplated thereby. The execution, delivery and performance by the Company of the Merger Agreement, and the consummation by it of the transactions contemplated thereby, have been duly authorized and approved by its Board of Directors and holders of its capital stock and no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance of the Merger Agreement by the Company and the consummation of the transactions contemplated thereby. The Merger Agreement has been duly executed and delivered by the Company and is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except to the extent that its enforceability may be subject to limitations imposed by general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity) and to the effect of applicable bankruptcy, reorganization, insolvency, moratorium and similar laws of general application relating to or affecting creditors' rights, including, without limitation, the effect of statutory or other laws regarding fraudulent conveyances and preferential transfers.

   3. Upon the filing of the Ohio Certificate of Merger with the Secretary of State of the State of Ohio, Sub shall be merged with and into the Company, the separate corporate existence of Sub shall cease and the corporate existence of the Company shall continue.

   4. The authorized, issued and outstanding capital stock of the Company is as set forth in Section 2.1(c) of the Merger Agreement or as otherwise permitted by the Merger Agreement. The outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid and non-assessable and were not issued in violation of any preemptive rights. To the best of such counsel's knowledge, except as set forth in Section 2.1(c) or in the Company Disclosure Schedule: there are no outstanding or authorized options, warrants, rights, subscriptions, claims of any character, agreements, obligations, convertible or exchangeable securities, or other commitments, contingent or otherwise, relating to the capital stock of the Company, pursuant to which the Company is or may become obligated to issue shares of capital stock or any securities convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of capital stock of the Company.

   5. The execution and delivery of the Merger Agreement by the Company and the consummation by the Company of the transactions contemplated thereby will not: (i) violate any provision of the Articles of Incorporation or the Code of Regulations, as amended to date, of the Company; (ii) violate any statute, ordinance, rule, regulation, order or decree of any court or of any governmental or regulatory body, agency or authority known to such counsel and applicable to the Company or any of its subsidiaries or by which any of their respective properties or assets may be bound; or (iii) require any filing with, or permission, consent or approval of, or the giving of any notice to, any governmental or regulatory body, agency or authority, except such as have been made and obtained; excluding from the foregoing clause
(iii) filings, notices, permits, consents and approvals the absence of which, and violations, breaches, defaults, conflicts and liens which, in the aggregate, would not have a material adverse effect on the Condition of the Company and which would not impede, interfere with or delay the Merger. Without limiting the generality of the foregoing, the conversion of options and warrants pursuant to Section 1.5 of the Merger Agreement will not require the consent or approval of any of the holders of such options or warrants.

                               SCHEDULE 4.3(E)

                               SCHEDULE 4.3(E)

                  FORM OF PEPPER, HAMILTON & SCHEETZ OPINION
                 [DEFINED TERMS HAVE THE MEANINGS ATTRIBUTED
                       TO THEM IN THE MERGER AGREEMENT]

   1. Sub is validly existing as a corporation and is in good standing under the laws of the State of Ohio. Parent is validly existing as a corporation and is in good standing under the laws of the Commonwealth of Pennsylvania.

   2. Each of Parent and Sub has full corporate power and authority to execute and deliver the Merger Agreement, to perform its obligations thereunder and to consummate the transactions contemplated thereby. The execution, delivery and performance by Parent and Sub of the Merger Agreement, and the consummation by each of the transactions contemplated thereby, have been duly authorized and approved by the Board of Directors of Parent and Sub and by Parent, as the sole shareholder of Sub, and no other corporate action on the part of the Parent or Sub is necessary to authorize the execution, delivery and performance of the Merger Agreement by Parent and Sub and the consummation of the transactions contemplated thereby. The Merger Agreement has been duly executed and delivered by Parent and Sub and is a valid and binding obligation of each of them enforceable against each of them in accordance with its terms, except to the extent that its enforceability may be subject to limitations imposed by general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity) and to the effect of applicable bankruptcy, reorganization, insolvency, moratorium and similar laws of general application relating to or affecting creditors' rights, including, without limitation, the effect of statutory or other laws regarding fraudulent conveyances and preferential transfers.

   3. The issued and outstanding capital stock of Sub, and the shares of Parent Stock which have been issued in the Merger, have been duly authorized and validly issued, are fully paid and non-assessable, and are not subject to, and were not issued in violation of, any preemptive rights.

   4. The execution and delivery of the Merger Agreement by Parent and Sub and the consummation by Parent and Sub of the transactions contemplated thereby will not: (i) violate any provision of the Articles of Incorporation or the Bylaws of Parent or Sub; (ii) violate any statute, ordinance, rule, regulation, order or decree of any court or of any governmental or regulatory body, agency or authority known to such counsel and applicable to Parent or Sub or by which any of their respective properties or assets may be bound; or
(iii) require any filing with, or permission, consent or approval of, or the giving of any notice to, any governmental or regulatory body, agency or authority, except such as have been made and obtained, excluding from the foregoing clause (iii) filings, notices, permits, consents and approvals the absence of which, and violations, breaches, defaults, conflicts and liens which, in the aggregate, would not have a material adverse effect on the Condition of Parent and which would not impede, interfere with or delay the Merger.

   5. The Registration Statement has become effective under the Securities Act of 1933 (the "Act") and, to the best of such counsel's knowledge, no stop order suspending the effectiveness of the Registration Agreement or suspending or preventing the use of the Prospectus has been issued, and no proceedings for that purpose have been instituted, are pending or, to the best of such counsel's knowledge, are contemplated under the Act.

   6. The Registration Statement, as of its effective date, complied as to form in all material respects with the requirements of the Act, and the applicable rules and regulations of the Securities and Exchange Commission thereunder.

                               AMENDMENT NO. 1


                                     TO

                         AGREEMENT AND PLAN OF MERGER



                              DATED JULY 6, 1995

                               AMENDMENT NO. 1
                                      TO
                                  AGREEMENT
                                     AND
                                PLAN OF MERGER

   This Amendment No. 1 to Agreement and Plan of Merger (the "Amendment") is made as of this 6th day of July, 1995 by and among Intelligent Electronics, Inc. ("Parent"), IE Ohio Acquisition Corporation ("Sub"), and The Future Now, Inc. ("Company").

                                  BACKGROUND

   The parties hereto have entered into an Agreement and Plan of Merger dated as of April 28, 1995 (the "Merger Agreement"). The parties hereto desire to amend the Merger Agreement as provided herein.

   NOW, THEREFORE, in consideration of the foregoing, and intending to be legally bound hereby, the parties hereto agree as follows:

       1. Section 1.2(a) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

          (a) At the Effective Time, each share of Common Stock, no par value, of the Company (the "Company Common Stock") then issued and outstanding (including any shares of Company Common Stock owned by any subsidiary of Parent, but excluding (i) any shares of Company Common Stock which are held by any subsidiary of the Company or in the treasury of the Company and any shares of Company Common Stock which are held directly by Parent, all of which shall be canceled and none of which shall receive any payment with respect thereto, and (ii) shares of Company Common Stock held by Dissenting Shareholders, as defined in
       Section 1.3 hereof) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and represent the Per Share Merger Consideration (as defined in paragraph
       (b) below); and each issued and outstanding share of common stock of Sub shall be converted into and represent an issued and outstanding share of common stock of the Surviving Corporation. Nothing contained herein or in any other agreement between Parent and the Company shall restrict Parent's right to transfer, prior to the Effective Time, shares of Company Common Stock to any of its subsidiaries.

       2. The second sentence of Section 2.2(c)(i) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

       As of the date of this Agreement, (1) 31,247,349 shares of Parent Stock are issued and outstanding, (2) 3,401,765 shares of Parent Stock have been reserved for issuance upon the exercise of outstanding options and warrants of Parent, and (3) no shares of Preferred Stock have been issued.

       3. The last sentence of Section 1.5 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

       Immediately after the Effective Time, Parent shall file a registration statement or a post-effective amendment to the Registration Statement (as defined in Section 2.1(d) or to any other registration statement registering the issuance of shares of Parent Common Stock upon exercise of the stock options issued or granted pursuant to this Section 1.5.

       4. Except as expressly provided above, the Merger Agreement, as originally executed and delivered, shall continue in full force and effect.

   IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment to be executed as of the date first above written.



                             INTELLIGENT ELECTRONICS, INC.

                             By: /s/ Gregory A. Pratt
                                 ------------------------------------
                                 Title: President


                            IE OHIO ACQUISITION CORPORATION

                            By: /s/ Gregory A. Pratt
                            ------------------------------------
                            Title: President

                            THE FUTURE NOW, INC.

                            By: /s/ Norma Skoog
                            ------------------------------------
                            Title: Vice President,
                            Secretary and General Counsel

                                                                       ANNEX B

                 OPINION OF THE ROBINSON-HUMPHREY COMPANY, INC.


                                                               August   , 1995


Board of Directors
The Future Now, Inc.
8044 Montgomery Road
Suite 601
Cincinnati, OH 45236
Dear Gentlemen:


   We understand that Intelligent Electronics, Inc. ("Intelligent Electronics"), through its wholly owned subsidiary, IE Ohio Acquisition Corporation ("IE Ohio"), intends to merge with and thereby acquire The Future Now, Inc. (the "Company"), in exchange for Intelligent Electronics common stock (the "Proposed Transaction"). Each issued and outstanding share of the Company common stock (other than shares held in treasury, by a subsidiary of the Company, directly by Intelligent Electronics or by Dissenting Shareholders (as defined in the Agreement), shall be converted into .6588 shares of Intelligent Electronics common stock, subject to adjustment as provided in Section 1.2(b) of the Agreement (the "Conversion Number"). The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger (the "Agreement") by and among the Company, IE Ohio and Intelligent Electronics dated as of April 28, 1995 and are subject to, among other things, the Company having obtained the approval of its shareholders with respect to the Proposed Transaction.

   Section 5.1(i) of the Merger Agreement provides that to the extent that the Average Closing Price (as defined in the Agreement) of Intelligent Electronics, Inc. common stock exceeds $11.00, Intelligent Electronics may elect to terminate the Proposed Transaction, subject, however, to the right of the Company to override any such termination election by Intelligent Electronics by agreeing in writing, by no later than 5:00 p.m. on the trading day preceding the Closing Date (as defined in the Agreement), that the Conversion Number will be changed to the quotient that results from dividing $7.2468 by the Average Closing Price of a share of Intelligent Electronics common stock (the "Alternative Consideration"). You have informed us that to the extent that Intelligent Electronics invokes the provisions of Section 5.1(i) of the Agreement, it is the intention of the Board of Directors, as of the date hereof, to override such termination, thereby causing the Conversion Number to be reduced to the Alternative Consideration.

   We have been requested by you to render our opinion as to whether each of the Conversion Number and the Alternative Consideration is fair from a financial point of view to the Company's shareholders. The Robinson-Humphrey Company, with over 100 years of experience in the securities industry, is well-qualified in the area of securities valuation. As a member of The New York Stock Exchange and all other leading securities exchanges and as a full service investment banking and brokerage firm, we are constantly involved in judging the value of securities in connection with debt and equity financing, mergers and acquisitions and private stock valuations. Further, members of our Corporate Finance Department are active in the mergers and acquisitions field, having advised clients in over 200 transactions since 1985.


   In arriving at our opinion, we reviewed and analyzed: (1) the Agreement,
(2) the Proxy Statement/Prospectus relating to the Proposed Transaction and the Registration Statement of which it is a part, (3) the most recent available annual reports, Form 10-Ks, Form 10-Qs, proxy statements and such other publicly available information concerning both the Company and Intelligent Electronics which we believe to be relevant to our inquiry, (4) financial and operating information with respect to the business, operations and prospects of the Company and Intelligent Electronics furnished to us by both the Company and Intelligent Electronics, respectively, (5) a comparison of the historical financial results and present financial condition of both the Company and Intelligent Electronics with those of other companies which we deemed relevant, (6) trading histories of the common stock of both the Company and Intelligent Electronics, and (7) a comparison of the financial terms of the Proposed Transaction with the terms of certain other recent transactions which we deemed relevant. In addition, we have had discussions with the managements of both the Company and Intelligent Electronics concerning their respective business, operations, assets, present condition and future prospects and undertook such other studies, analyses and investigations as we deemed appropriate.

   We have assumed and relied upon the accuracy and completeness of the financial and other information used by us in arriving at our opinion and have not assumed any responsibility for independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities, contingent or otherwise, of the Company or Intelligent Electronics nor have we been furnished with any such appraisals. With respect to financial forecasts of the Company, we have assumed that they have been reasonably prepared by the Company on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company. With respect to the financial forecasts of Intelligent Electronics, we have assumed that they have been reasonably prepared by Intelligent Electronics on bases reflecting the best currently available estimates and judgments of Intelligent Electronics' management as to the future financial performance of Intelligent Electronics. In rendering our opinion with respect to the Conversion Number, we have assumed that the Proposed Transaction will be consummated on the terms described in the Agreement (including, without limitation, the tax-free status of the Proposed Transaction) without any waiver of any of the terms or conditions by the Company. In rendering our opinion with respect to the Alternative Consideration, we have assumed that the Proposed Transaction will be consummated on the terms described in the Agreement (including, without limitation, the tax-free status of the Proposed Transaction) without any waiver of any of the terms or conditions by the Company, except that the termination and override provisions of Section 5.1(i) of the Agreement shall become operative. Our opinion is necessarily based upon information made available to us and market, economic, industry and other conditions as they exist on, and can be evaluated as of, the date of this letter. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

   We have acted as financial advisor to the Board of Directors in connection with the Proposed Transaction and will receive a fee for our services a significant portion of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of the rendering of this opinion. We have also performed various investment banking services for the Company in the past and have received fees for rendering such service. Additionally, in the past we have performed various investment banking services for Intelligent Electronics and have received fees for rendering such services, the most recent of which was a February 1991 offering of common stock for which we served as a co-manager. In the ordinary course of our business, we have actively traded in the equity securities of the Company and Intelligent Electronics for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

   This letter is provided to the Board of Directors of the Company in its evaluation of the Proposed Transaction, and our opinion is not intended to be and does not constitute a recommendation to any shareholder as to how such shareholder should vote on the Proposed Transaction. This letter may not be published or otherwise used or referred to, nor shall any public reference to The Robinson-Humphrey Company, Inc. be made without our prior written consent, except for inclusion in a Proxy Statement/ Prospectus related to the Proposed Transaction which we have had an opportunity to review.

   Based upon and subject to the foregoing, we are of the opinion as of the date hereof each of the Conversion Number and the Alternative Consideration is fair from a financial point of view to the Company's shareholders.


                          Very truly yours,


                                      THE ROBINSON-HUMPHREY COMPANY, INC.

                                                                       ANNEX C

   Sec. 1701.85. RELIEF FOR DISSENTING SHAREHOLDERS; QUALIFICATION;
PROCEDURES.

   (A)(1) A shareholder of a domestic corporation is entitled to relief as a dissenting shareholder in respect of the proposals described in sections 1701.74, 1701.76, and 1701.84 of the Revised Code, only in compliance with this section.

       (2) If the proposal must be submitted to the shareholders of the corporation involved, the dissenting shareholder shall be a record holder of the shares of the corporation as to which he seeks relief as of the date fixed for the determination of shareholders entitled to notice of a meeting of the shareholders at which the proposal is to be submitted, and such shares shall not have been voted in favor of the proposal. Not later than ten days after the date on which the vote of the proposal was taken at the meeting of the shareholders, the dissenting shareholder shall deliver to the corporation a written demand for payment to him of the fair cash value of the shares as to which he seeks relief, which demand shall state his address, the number and class of such shares, and the amount claimed by him as the fair cash value of the shares.

       (3) The dissenting shareholder entitled to relief under division (C) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.80 of the Revised Code and a dissenting shareholder entitled to relief under division (E) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.801 of the Revised Code shall be record holder of the shares of the corporation as to which he seeks relief as of the date on which the agreement of merger was adopted by the directors of that corporation. Within twenty days after he has been sent the notice provided in section 1701.80 or 1701.801 of the Revised Code, the dissenting shareholder shall deliver to the corporation a written demand for payment with the same information as that provided for in division (A)(2) of this section.

       (4) In the case of a merger or consolidation, a demand served on the constituent corporation involved constitutes service on the surviving or the new entity, whether the demand is served before, on, or after the effective date of the merger or consolidation.

       (5) If the corporation sends to the dissenting shareholder, at the address specified in his demand, a request for the certificates representing the shares as to which he seeks relief, the dissenting shareholder, within fifteen days from the date of the sending of such request, shall deliver to the corporation the certificates requested, so that the corporation may forthwith endorse on them a legend to the effect that demand for the fair cash value of such shares has been made. The corporation promptly shall return such endorsed certificates to the dissenting shareholder. A dissenting shareholder's failure to deliver such certificates terminates his rights as a dissenting shareholder, at the option of the corporation, exercised by written notice sent to the dissenting shareholder within twenty days after the lapse of the fifteen-day period, unless a court for good cause shown otherwise directs. If shares represented by a certificate on which such a legend has been endorsed are transferred, each new certificate issued for them shall bear a similar legend, together with the name of the original dissenting holder of such shares. Upon receiving a demand for payment from a dissenting shareholder who is the record holder of uncertificated securities, the corporation shall make an appropriate notation of the demand for payment in its shareholder records. If uncertificated shares for which payment has been demanded are to be transferred, any new certificate issued for the shares shall bear the legend required for certificated securities as provided in this paragraph. A transferee of the shares so endorsed, or of uncertificated securities where such notation has been made, acquires only such rights in the corporation as the original dissenting holder of such shares had immediately after the service of a demand for payment of the fair cash value of the shares. A request under this paragraph, by the corporation is not an admission by the corporation that the shareholder is entitled to relief under this section.

   (B) Unless the corporation and the dissenting shareholder have come to an agreement on the fair cash value per share of the shares as to which the dissenting shareholder seeks relief, the dissenting shareholder or the corporation, which in case of a merger or consolidation may be the surviving or new entity, within three months after the service of the demand by the dissenting shareholder, may file a complaint in the court of common pleas of the county in which the principal office of the corporation that issued the shares is located or was located when the proposal was adopted by the shareholders of the corporation, or, if the proposal was not required to be submitted to the shareholders, was approved by the directors. Other dissenting shareholders, within that three-month period, may join as plaintiffs, or may be joined as defendants in any such proceeding, and any two or more such proceedings may be consolidated. The complaint shall contain a brief statement of the facts, including the vote and the facts entitling the dissenting shareholder to the relief demanded. No answer to such a complaint is required. Upon the filing of such a complaint, the court, on motion of the petitioner, shall enter an order fixing a date for a hearing on the complaint, and requiring that a copy of the complaint and a notice of the filing and of the date for hearing be given to the respondent or defendant in the manner in which summons is required to be served or substituted service is required to be made in other cases. On the day fixed for hearing on the complaint or any adjournment of it, the court shall determine from the complaint and from such evidence as is submitted by either party whether the dissenting shareholder is entitled to be paid the fair cash value of any shares and, if so, the number and class of such shares. If the court finds that the dissenting shareholder is so entitled, the court may appoint one or more persons as appraisers to receive evidence and to recommend a decision on the amount of the fair cash value. The appraisers have such power and authority as is specified in the order of their appointment. The court thereupon shall make a finding as to the fair cash value of a share and shall render judgment against the corporation for the payment of it, with interest at such rate and from such date as the court considers equitable. The costs of the proceeding, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable. The proceeding is a special proceeding and final orders in it may be vacated, modified, or reversed on appeal pursuant to the Rules of Appellate Procedure and, to the extent not in conflict with those rules, Chapter 2505 of the Revised Code. If, during the pendency of any proceeding instituted under this section, a suit or proceeding is or has been instituted to enjoin or otherwise to prevent the carrying out of the action as to which the shareholder has dissented, the proceeding instituted under this section shall be stayed until the final determination of the other suit or proceeding. Unless any provision in division (D) of this section is applicable, the fair cash value of the shares that is agreed upon by the parties or fixed under this section shall be paid within thirty days after the date of final determination of such value under this division, the effective date of the amendment to the articles, or the consummation of the other action involved, whichever occurs last. Upon the occurrence of the last such event, payment shall be made immediately to a holder of uncertificated securities entitled to such payment. In the case of holders of shares represented by certificates, payment shall be made only upon and simultaneously with the surrender to the corporation of the certificates representing the shares for which the payment is made.

   (C) If the proposal was required to be submitted to the shareholders of the corporation, fair cash value as to those shareholders shall be determined as of the day prior to the day on which the vote by the shareholders was taken, and, in the case of a merger pursuant to section 1701.80 or 1701.801 of the Revised Code, fair cash value as to shareholders of a constituent subsidiary corporation shall be determined as of the day before the adoption of the agreement of merger by the directors of the particular subsidiary corporation. The fair cash value of a share for the purposes of this section is the amount that a willing seller, who is under no compulsion to sell, would be willing to accept, and that a willing buyer, who is under no compulsion to purchase, would be willing to pay, but in no event shall the fair cash value of a share exceed the amount specified in the demand of the particular shareholder. In computing such fair cash value, any appreciation or depreciation in market value resulting from the proposal submitted to the directors or to the shareholders shall be excluded.

   (D)(1) The right and obligation of a dissenting shareholder to receive such fair cash value and to sell such shares as to which he seeks relief, and the right and obligation of the corporation to purchase such shares and to pay the fair cash value of them terminates if any of the following applies:

       (a) The dissenting shareholder has not complied with this section, unless the corporation by its directors waives such failure;

       (b) The corporation abandons the action involved or is finally enjoined or prevented from carrying it out, or the shareholders rescind their adoption, of the action involved;

       (c) The dissenting shareholder withdraws his demand, with the consent of the corporation by its directors;

       (d) The corporation and the dissenting shareholder have not come to an agreement as to fair cash value per share, and neither the shareholder nor the corporation filed or joined in a complaint under division (B) of this section within the period provided in that division.

      (2) For purposes of division (D)(1) of this section, if the merger or consolidation has become effective and the surviving or new entity is not a corporation, action required to be taken by the directors of the corporation shall be taken by the general partners of a surviving or new partnership or the comparable representatives of any other surviving or new entity.

   (E) From the time of the dissenting shareholder's giving of the demand until either the termination of the rights and obligations arising from it or the purchase of the shares by the corporation, all other rights accruing from such shares, including voting and dividend or distribution rights, are suspended. If during the suspension, any dividend or distribution is paid in money upon shares of such class or any dividend, distribution, or interest is paid in money upon any securities issued in extinguishment of or in substitution for such shares, an amount equal to the dividend, distribution, or interest that, except for the suspension, would have been payable upon such shares or securities shall be paid to the holder of record as a credit upon the fair cash value of the shares. If the right to receive fair cash value is terminated other than by the purchase of the shares by the corporation, all rights of the holder shall be restored and all distributions which, except for the suspension, would have been made shall be made to the holder of record of the shares at the time of termination.

                                                                       ANNEX D
                         ACQUIRING PERSON'S STATEMENT

   1. The identity of the "Acquiring Person" is: Intelligent Electronics, Inc., a Pennsylvania corporation ("IE"), and its wholly-owned subsidiary, IE Ohio Acquisition Corporation, an Ohio corporation ("Sub"), (IE and Sub are hereinafter collectively referred to as the "Acquiring Person").

   2. This Acquiring Person Statement is being given by the Acquiring Person pursuant to Section 1701.831 of the Ohio Revised Code.

   3. The number of shares of common stock, no par value, of The Future Now, Inc., an Ohio corporation, owned, directly or indirectly, by the Acquiring Person on the date of this statement is: 2,344,024.

   4. The range of voting power, described in division (Z)(1) of Section 1701.01 of the Ohio Revised Code, under which the proposed control share acquisition will, if and on the date it is consummated, fall is: a majority or more of such voting power.

   5. The proposed control share acquisition is to be consummated on the terms contained in the Agreement and Plan of Merger (the "Merger Agreement"), an unexecuted copy of which is attached hereto as Exhibit A.

   6. The Acquiring Person hereby represents that the proposed control share acquisition, if consummated in accordance with the terms of the Merger Agreement, will not be contrary to law and hereby further represents that the Acquiring Person has the financial capacity to make the proposed control share acquisition.

   IN WITNESS WHEREOF, the undersigned have caused this Statement to be executed and delivered to The Future Now, Inc. this 3rd day of May, 1995.

                       INTELLIGENT ELECTRONICS, INC.


                       By:     /s/ EDWARD A. MELTZER
                       ------------------------------------
                       Title:     Vice President



                       IE OHIO ACQUISITION CORPORATION


                       By:     /s/ EDWARD A. MELTZER
                       ------------------------------------
                       Title:     Vice President

                                                                       ANNEX E
                                Arnold & Porter
                             555 12th Street, N.W.
                             Washington, D.C. 20004

                                 August 3, 1995
The Future Now, Inc.
Suite 601
8044 Montgomery Road
Cincinnati, Ohio 45236



Ladies and Gentlemen:


   You have requested our opinion regarding certain federal income tax consequences of the proposed merger of IE Ohio Acquisition Corporation ("Sub"), a wholly owned subsidiary of Intelligent Electronics, Inc. ("IE"), with and into The Future Now, Inc. ("TFN") (the "Merger").

                                    FACTS

   A. TFN

   TFN is a corporation organized and in good standing under the laws of the State of Ohio. TFN's principal office is located at 8044 Montgomery Road, Cincinnati, Ohio. TFN is the parent corporation of an affiliated group of corporations that files consolidated federal income tax returns on the calendar-year basis using the accrual method of accounting.

   TFN is a computer sales and services company that sells and installs microcomputers, UNIX workstations, turnkey local and wide area network systems, computer software and peripheral products for business, professional, educational and governmental customers. TFN also offers a wide range of sophisticated customer support and consulting services which generally carry higher gross margins than product sales and are the principal focus of TFN's marketing strategy. TFN currently operates 22 sales offices in 15 states and manages eight additional sales offices in five major metropolitan areas for IE. TFN does not maintain any retail facilities.

   From 1988 through 1993, TFN expanded its operations by acquiring 15 existing businesses, including the Company Center Division of IE in 1992 and Direct Computer Corporation, Premium Computer Corporate Center and Basicomputer Corporation in 1993.

   The authorized capital stock of TFN consists solely of 20,000,000 shares of common stock, no par value ("TFN Common Stock"), of which (i) 7,578,566 shares are issued and outstanding, (ii) 573,500 shares are reserved for issuance upon the exercise of outstanding options, and (iii) 159,161 shares are reserved for issuance pursuant to outstanding warrants. The TFN Common Stock is traded on the Nasdaq National Market.

   As of June 7, 1995, (i) TFN had options outstanding under its 1991 and 1994 employee stock option plans to purchase 545,500 shares of TFN Common Stock; (ii) TFN had options outstanding under its 1991 outside directors stock option plan to purchase 28,000 shares of TFN Common Stock, and (iii) TFN had outstanding warrants to purchase 159,161 shares of TFN Common Stock, of which warrants to purchase 149,361 shares are owned by IE.

   Except for the options and warrants described in the preceding paragraph, there are no outstanding warrants or options to purchase capital stock of TFN, and there are no outstanding securities or stock that are convertible into shares of TFN capital stock. Neither TFN nor any of its subsidiaries owns any of the issued and outstanding shares of TFN Common Stock.

   TFN finances its operations in part through a Secured Credit Agreement dated as of September 9, 1993, as amended, by and among TFN and its subsidiaries and PNC Bank, Ohio, N.A., as Agent, the First National

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The Future Now, Inc.
August 3, 1995
Page 2

Bank of Chicago, as Co-Agent, and other participating banks (collectively, the "Banks"). The Secured Credit Agreement provides TFN with a revolving line of credit up to $70 million. TFN's obligations under the Secured Credit Agreement are secured by all of TFN's assets other than inventory.

   B. IE

   IE is a corporation in good standing under the laws of the Commonwealth of Pennsylvania. IE's principal office is located at 411 Eagleview Boulevard, Exton, Pennsylvania 19341. IE is the parent corporation of an affiliated group of corporations (which includes Sub) that files consolidated federal income tax returns using the accrual method of accounting for fiscal years ending on the Saturday closest to January 31 of each year. IE directly owns 14.06% of the issued and outstanding TFN Common Stock, and RND, Inc. ("RND"), a wholly owned direct subsidiary of IE, owns 16.87% of the issued and outstanding TFN Common Stock. None of the TFN Common Stock owned by IE and RND was acquired by IE, RND or any predecessor or affiliate of either IE or RND in contemplation of the Merger or at any time during which discussions relating to the Merger were taking place.

   IE provides information technology products, services and solutions to network integrators (the "Network"), and to large and small corporate customers, educational institutions and governmental agencies. In March 1984, IE commenced the wholesale distribution of microcomputers. IE provides business solutions through product management, sales demand generation programs and logistics services. As of January 28, 1995, the Network comprised more than 2,500 locations.

   The authorized capital stock of IE consists solely of (i) 100,000,000 shares of common stock, par value $.01 per share ("IE Common Stock") of which as of June 1, 1995, (a) 31,472,949 shares are issued and outstanding, and (b) 3,417,165 shares are reserved for issuance upon the exercise of options and warrants, and (ii) 15,000,000 shares of preferred stock, par value $1.00 per share, none of which have been issued. The IE Common Stock is traded on the Nasdaq National Market.

   Except for the options and warrants described in the preceding paragraph, there are no outstanding warrants or options to purchase capital stock of IE, and there are no outstanding securities or stock that are convertible into shares of IE capital stock.

   C. Sub

   Sub is a newly organized Ohio corporation created solely for the purpose of facilitating the acquisition of TFN by IE through the Merger. The authorized capital stock of Sub consists solely of 1,000 shares of common stock, $.01 par value per share ("Sub Common Stock"), all of which are issued and outstanding and owned directly by IE. Prior to consummation of the Merger, IE will make a capital contribution to Sub in an amount approximately equal to the amount TFN will owe to the Banks under the Secured Credit Agreement immediately following the Merger.

   D. Business Relationships Between TFN and IE

   TFN and IE have engaged in business transactions with each other since at least 1988. The following is a brief summary of some of those relationships.


       1. CCD Acquisition

       In July 1992, four newly organized subsidiaries of TFN acquired by way of merger the assets of certain subsidiaries of IE, which together operated under the name Company Center Division ("CCD"). CCD was engaged in the computer resale business. Under the terms of the merger agreement pursuant to which TFN acquired CCD, IE and its subsidiaries acquired 1,638,377 shares of newly issued TFN Common Stock, or approximately 31% of the then outstanding TFN Common Stock plus a promissory note in the principal amount of $29,480,000. The amount of consideration paid by TFN to IE and its subsidiaries to acquire CCD was the result of arm's-length negotiations between the parties. The stock received by IE and its subsidiaries is restricted and, in general, is not available for public sale until registered. For federal income tax purposes, the transactions

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The Future Now, Inc.
August 3, 1995
Page 3

    pursuant to which TFN acquired CCD were reorganizations under section 368(a)(1)(A) and (a)(2)(D).(1)


   With TFN's public offering in March 1993, of additional shares of TFN Common Stock, the percentage of TFN owned by IE and its subsidiaries decreased to approximately 24%. In October 1993, TFN sold an additional 681,447 shares of newly issued TFN Common Stock to IE. The price of these additional shares was based on the then market value of TFN's Common Stock, as reported on the Nasdaq National Market. After this transaction, IE and its subsidiaries again owned approximately 31% of the outstanding TFN Common Stock. These shares are also restricted and, in general, are not available for public sale until registered.

   In January 1994, the subsidiaries of IE owning TFN Common Stock merged into RND. Since that time, RND has owned the TFN Common Stock previously held by those subsidiaries.

   As part of the CCD acquisition, TFN and IE entered into a number of agreements described below.

          (a) Warrant. To prevent dilution of the percentage of TFN Common Stock owned by IE and its subsidiaries, TFN granted to IE a Warrant to acquire up to 184,489 additional shares of Common Stock in the event that any shares of TFN Common Stock are issued pursuant to the exercise of options or other warrants outstanding on or about the date of the CCD acquisition. The per share price to be paid by IE to TFN is payable in cash in an amount equal to the per share exercise price of such warrants or options. To date, IE has purchased 24,200 shares of newly issued TFN Common Stock under this Warrant, with the most recent purchase occurring in September 1994.

          (b) Registration Rights Agreement. Under this agreement, IE has the right to make five demands that TFN register IE's shares of TFN Common Stock with the Securities and Exchange Commission as well as certain rights to participate in any registration by TFN of TFN Common Stock in connection with a sale to the public. TFN has agreed to incur certain of the costs and expenses attributable to such registration.

          (c) Standstill Agreement. IE has generally agreed that, until July 2, 1997, it will not acquire, directly or indirectly, any TFN Common Stock if, immediately thereafter, the percentage of TFN's voting securities then issued and outstanding and held by IE would be greater than 31.1%. Such an acquisition of additional shares is, however, permitted under certain circumstances. Because the TFN Board of Directors has approved the Merger, the provisions of the Standstill Agreement do not prohibit IE's acquisition of TFN Common Stock pursuant to the Merger.

          (d) Designation Agreement. Under the Designation Agreement, IE may designate one person to serve on the Board of Directors of TFN and any executive committee of the Board. Prior to October 1994, IE's designate served as a member of TFN's Board. Since October 1994, IE has not had a designate on TFN's Board.

          (e) Restriction Agreement. IE has pledged all of the shares of the TFN Common Stock it owns and collaterally assigned the promissory note in the principal amount of $29,480,000 made by TFN in favor of IE to IBM Credit Corporation ("IBM Credit") in order to secure certain indebtedness of IE and its affiliates to IBM Credit. The promissory note was paid by TFN during 1992. In connection with the foregoing pledge, IBM Credit entered into a Restriction Agreement with TFN, as required by the terms of the Standstill Agreement between TFN and IE, which places certain restrictions on IBM Credit's ability to acquire additional shares of TFN Common Stock and on IBM Credit's ability to transfer shares held by IBM Credit and its affiliates. As a result of IBM Credit's execution of the Restriction Agreement, IBM Credit may have rights under the Registration Rights Agreement between TFN and IE with respect to the pledged shares.

       2. Franchise Agreements

       TFN is a party to Franchise Agreements with IE. Under the Franchise Agreements, TFN sells certain products approved for sale by IE. Although such products may generally be acquired from a manufacturer approved by IE,

------------
1. Except where otherwise specifically indicated, all section references are to sections of the Internal Revenue Code of 1986, as amended (the "Code").

The Future Now, Inc.
August 3, 1995
Page 4


   the Franchise Agreements require TFN to purchase certain products only from IE. TFN is the largest customer of IE, having purchased approximately $580 million of products from IE in 1994. All of the Franchise Agreements have 10-year terms expiring in December 2000, or September 2003, and are renewable by TFN for one additional 10-year term upon certain conditions. IE may terminate the Franchise Agreements immediately upon the occurrence of certain specified events, including TFN's insolvency, failure to make timely payments or other financial impairment, or upon 30 days' notice in the event of certain other defaults by TFN. The Franchise Agreements provide that TFN has the right to terminate the Franchise Agreements without cause upon 90 days' prior written notice to IE. In the event of such a termination, TFN is obligated to make a buy-out payment to IE equal to IE's gross profits (mark-ups of its costs from manufacturers) realized from its sales of products to TFN during the 12-month period immediately preceding termination. In no event will this buy-out payment be less than $1,000,000. Under this formula, if TFN had exercised its right to terminate the Franchise Agreement effective December 31, 1994, TFN believes that the total buy-out payment to IE would have been approximately $17 million. In the event of such a termination, TFN also has the right to pay IE an additional sum of $500,000 to be released from all non-competition covenants contained in the Franchise Agreements.

       3. Guaranty Arrangement

       IE serves as guarantor of up to $20,000,000 of the amounts owed by TFN to ITT Commercial Finance Corp., one of the two inventory finance companies that has advances outstanding to TFN.

       4. Branch Sales

       On December 30, 1994, TFN sold certain of its branch locations in five major metropolitan areas to IE for approximately $34.2 million in cash received on December 30, 1994 and $5.0 million received January 9, 1995. The transferred branch locations, certain of which had previously been acquired by TFN pursuant to the CCD acquisition, serve the Boston, New York City, Los Angeles, San Francisco and Baltimore/Washington, D.C. metropolitan areas. The Asset Purchase Agreements provided for IE's purchase of all receivables arising from the operation of the branch locations (subject to TFN's right to receive collections on such receivables in excess of $23 million), approximately $6 million of inventories at the branch locations and fixed assets at the branch locations. In addition, IE assumed obligations to pay rentals under the leases of the branch locations accruing after December 30, 1994. In connection with this transaction, TFN entered into a Management Agreement with IE pursuant to which TFN agreed to manage the branch locations for IE, using TFN employees. Under the Management Agreement, IE is responsible for paying direct expenses of the operation of the branch locations and $20,000 per branch per month on account of certain indirect expenses. The Management Agreement also provides for payment by IE to TFN of incentive compensation upon the achievement by the branch locations of certain performance targets.

   E. The Merger

   The terms of the Merger are contained in the Agreement and Plan of Merger dated as of April 28, 1995, as amended as of July 6, 1995 (the "Merger Agreement"). Terms not otherwise defined in this letter shall have the meanings assigned to them in the Merger Agreement.


   You have directed us to assume in preparing this opinion that (1) the Merger will be consummated in accordance with the terms, conditions and other provisions of the Merger Agreement, and (2) all of the factual information, descriptions, representations and assumptions set forth in this letter (an advance copy of which has been provided to you), in the Merger Agreement, in the letters to us from TFN dated August 3, 1995, and from IE dated August 3, 1995 (the "Letters," copies of which are attached hereto), and in the Proxy Statement/Prospectus pertaining to the Merger (the "Proxy Statement/Prospectus") as filed with the Securities and Exchange Commission, are accurate and complete and will be accurate and complete at the time the Merger becomes effective (the "Effective Time"). We have not independently verified any factual matters relating to the Merger in connection with or apart from our preparation of this opinion and, accordingly, our opinion does not take into account any matters not set forth herein which might have been disclosed by independent verification.

The Future Now, Inc.
August 3, 1995
Page 5

   Prior to the Merger, IE will transfer to RND all of the shares of TFN Common Stock directly owned by IE. Following that transfer, IE will not own any shares of TFN Common Stock, and RND will own approximately 31 percent of the outstanding TFN Common Stock.

   Pursuant to the Merger Agreement, Sub will be merged, in accordance with the applicable provisions of the Ohio General Corporation Law, with TFN as the surviving corporation. The Merger is subject to approval as required by law by the TFN shareholders at a special meeting. Any shareholder of TFN entitled to vote on approval of the Merger may exercise dissenters' rights and elect to receive the fair cash value of his or her shares of TFN Common Stock pursuant to Section 1701.85 of the Ohio Revised Code.

   At the Effective Time: (i) all assets and liabilities of Sub will be transferred by operation of law to TFN, (ii) the separate corporate existence of Sub will cease, (iii) each issued and outstanding share of Sub Common Stock will be converted into and represent an issued and outstanding share of TFN Common Stock, (iv) except for shares held by dissenters and fractional shares, each share of TFN Common Stock then outstanding (including those shares held by RND) will be converted into .6588 shares of IE Common Stock, subject to adjustment as described in the Merger Agreement and the Proxy Statement/Prospectus, and (v) shares of TFN Common Stock held by persons who perfect their dissenters' rights shall become the right to receive from TFN cash in an amount equal to the fair value of their shares determined in accordance with Ohio law. In the event that during the period commencing on the date of the Merger Agreement and ending at the Effective Time, the outstanding shares of IE Common Stock shall have been increased, decreased or changed into or exchanged for a different number or kind of shares or securities by reorganization, recapitalization, reclassification, stock dividend, stock split or other like changes in IE's capitalization, without IE's receiving consideration therefor, then an appropriate and proportionate adjustment shall be made in the number and kind of shares of IE Common Stock to be delivered to TFN shareholders pursuant to the Merger Agreement.


   No fractional shares of IE Common Stock will be issued in the Merger. Each holder of TFN Common Stock who otherwise would be entitled to receive a fraction of a share of IE Common Stock will receive, instead, cash equal to such fractional part of a share multiplied by the "Average Closing Price of a share of Parent Stock" (as defined in the Merger Agreement). Except for cash paid to dissenters and cash exchanged in lieu of issuing fractional shares of IE Common Stock, no cash will be exchanged for shares of TFN Common Stock or shares of Sub Common Stock pursuant to the Merger. TFN will provide the funds to pay dissenters out of the post-Merger cash flow from its operations. No portion of the funds used to pay dissenters will be derived, directly or indirectly, from IE, Sub, or any of their affiliates, nor will IE, Sub, or any affiliate directly or indirectly reimburse TFN for payments to dissenters.


   At the Effective Time, TFN's obligations with respect to options and warrants granted by TFN which are outstanding immediately prior to the Merger shall be converted into options and warrants to purchase shares of IE Common Stock on the same terms and conditions as are in effect immediately prior to the Merger, adjusted as provided in Section 1.5 of the Merger Agreement.

   Except for the options and warrants described previously, no options or warrants to purchase TFN Common Stock and no securities or other instruments convertible into TFN Common Stock will be outstanding at the Effective Time.

   Immediately following the Merger, TFN will pay cash to the Banks in full and complete satisfaction of its obligations under the Secured Credit Agreement, and the Secured Credit Agreement will terminate. The cash used by TFN to pay the Banks will come from cash capital contributions IE will make to Sub prior to the Merger.

   Following the Merger, TFN will continue to purchase products from and through IE on terms and conditions generally consistent with past practice. IE and TFN anticipate that some of their historic business practices and relationships will be modified following the Merger to maximize economic returns to the consolidated group of corporations of which IE and TFN will be members after the Merger.

   F. Representations and Assumptions.

   We have also relied with your permission on the following additional representations and/or assumptions:

The Future Now, Inc.
August 3, 1995
Page 6


       1. The Merger will be effected for bona fide business reasons.

       2. To the best of the knowledge of the management of TFN, the fair market value of the IE Common Stock received by each TFN shareholder will be approximately equal to the fair market value of the TFN Common Stock exchanged pursuant to the Merger.

       3. To the best of the knowledge of the management of TFN, there is no plan or intention by the shareholders of TFN who own one percent or more of the TFN Common Stock, and there is no plan or intention on the part of the remaining shareholders of TFN, to sell, exchange, or otherwise dispose of a number of shares of IE Common Stock received in the Merger that would reduce the TFN shareholders' ownership of IE Common Stock to a number of shares having a value, as of the date of the Merger, of less than 50% of the value of all of the formerly outstanding stock of TFN as of the same date. There is no plan or intention by RND to sell, exchange, or otherwise dispose of any shares of IE Common Stock to be received in exchange for its shares of TFN Common Stock pursuant to the Merger. For purposes of this representation, shares of TFN Common Stock surrendered by dissenters or exchanged for cash in lieu of fractional shares of IE Common Stock will be treated as outstanding TFN Common Stock on the date of the Merger. Moreover, shares of TFN Common Stock and shares of IE Common Stock held by TFN shareholders and otherwise sold, redeemed, or disposed of prior or subsequent to the Merger will be considered in making this representation.

       It is possible that, following the Merger, RND may distribute the shares of IE Common Stock it will receive pursuant to the Merger to IE. Although there is no definitive plan or intention at this time to make any such distribution, it is probable such distributions will be made if certain tax rules permit the distribution without triggering gain to RND. Any such distribution by RND of IE Common Stock to IE will be treated as a dividend for federal income tax purposes; RND will not receive any consideration, directly or indirectly, in exchange for any distribution to IE of IE Common Stock.

       4. Following the Merger, TFN will hold at least 90 percent of the fair market value of its net assets and at least 70 percent of the fair market value of its gross assets and at least 90 percent of the fair market value of Sub's net assets and at least 70 percent of the fair market value of Sub's gross assets. For purposes of this paragraph, amounts paid by TFN to dissenters, amounts paid by TFN or Sub to shareholders in lieu of issuing fractional shares of IE Common Stock, amounts used by IE or Sub to pay reorganization expenses, and all redemptions and distributions (except for regular, normal dividends) made by TFN will be included as assets held by TFN or Sub immediately before the Merger.

       5. Prior to the Merger, IE will be in control of Sub within the meaning of Section 368(c).

       6. Immediately following the Merger, IE will own directly all of the issued and outstanding capital stock of TFN. Following the Merger, TFN has no plan or intention to issue additional shares of its stock that would result in IE losing control of TFN within the meaning of section 368(c).

       7. IE has no plan or intention to liquidate TFN; to merge TFN into another corporation; to cause TFN to sell or otherwise dispose of any of its assets, except for dispositions made in the ordinary course of business; or to sell or otherwise dispose of any of the TFN Common Stock acquired in the Merger.

       8. Except as described in Paragraph 3, IE has no plan or intention to reacquire any of its stock issued in the Merger. In the normal course of its business, IE makes purchases of shares of its stock on the Nasdaq National Market. It is possible that IE might so purchase shares issued to TFN shareholders pursuant to the Merger, but any such purchases would be made without actual knowledge by IE that the seller is a former TFN shareholder.

       9. Sub will have no liabilities assumed by TFN in the Merger, nor will Sub transfer to TFN any assets subject to liabilities pursuant to the Merger.

       10. IE, Sub, TFN and the shareholders of TFN will pay their respective expenses, if any, incurred in connection with the Merger.

       11. There is no intercorporate indebtedness existing between IE and TFN or between Sub and TFN that was issued, acquired, or will be settled at a discount.

The Future Now, Inc.
August 3, 1995
Page 7


       12. IE will acquire TFN Common Stock solely in exchange for IE voting stock. For purposes of this representation, TFN Common Stock redeemed for cash or other property furnished by IE will be considered as acquired by IE. Further, no liabilities of TFN or the TFN shareholders will be assumed by IE, nor will any of the TFN Common Stock be subject to any liabilities. Neither IE nor any person affiliated with IE will furnish any property to TFN for the purpose of replacing the cash TFN will use to pay dissenters.

       13. In the Merger, at least 80 percent of the TFN Common Stock will be exchanged solely for IE voting stock.

       14. Immediately following the Merger, TFN will not have outstanding any warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire stock in TFN that, if exercised or converted, would affect IE's acquisition or retention of control of TFN, as defined in section 368(c).

       15. IE and RND currently own approximately 31% of the outstanding TFN Common Stock, all of which was acquired by IE and its subsidiaries prior to the time any negotiations concerning the Merger took place. The TFN Common Stock held by IE and RND was not acquired as part of, in connection with, or in contemplation of the Merger.

       16. Except as described in the last sentence of this paragraph and for any arm's-length transactions arising in the ordinary course of business, none of the existing or historic business relationships and transactions (including, but not limited to, those described in this letter and in the Proxy Statement/Prospectus) between IE and its affiliates, on the one hand, and TFN and its affiliates, on the other hand, were established, undertaken or consummated during or after the commencement of any negotiations concerning the Merger. Except as described in the last sentence of this paragraph and for any arm's-length transactions arising in the ordinary course of business, no transactions between IE and its affiliates, on the one hand, and TFN and its affiliates, on the other hand, have arisen or taken place as part of, in connection with, or in contemplation of the Merger. Since the execution of the Merger Agreement, IE has guaranteed to certain of TFN's existing customers that TFN will perform fully its obligations to those customers under certain service contracts.

       17. Following the Merger, TFN will continue its historic business and use a significant portion of its historic business assets in a business.

       18. No two parties to the Merger are investment companies as defined in sections 368(a)(2)(F)(iii) and (iv).

       19. TFN will pay its dissenting shareholders the value of their stock out of its own funds.

       20. On the date of the Merger, the fair market value of the assets of TFN will exceed the sum of its liabilities (including, without limitation, any liabilities to which the assets are subject).

       21. No dividends or distributions will be made with respect to any TFN Common Stock prior to the Merger. After the Merger, no dividends or distributions will be made to the former TFN shareholders by IE, other than dividend distributions made with regard to all shares of IE Common Stock.

       22. None of the compensation received by any shareholder-employees of TFN will be separate consideration for, or allocable to, any of their shares of TFN Common Stock. The compensation paid to any shareholder-employees of TFN will be for services actually rendered and will be commensurate with amounts paid to third parties bargaining at arm's length for similar services. None of the IE Common Stock received pursuant to the Merger Agreement by any shareholder-employee of TFN in exchange for his TFN Common Stock will be in exchange for, or in consideration of, services rendered to IE, TFN or any other entity by such shareholder-employee.

       23. The payment of cash in lieu of fractional shares of IE Common Stock is solely for the purpose of avoiding the expense and inconvenience to IE of issuing fractional shares and does not represent separately bargained-for consideration. In addition, this cash payment will not be made pro rata either to all TFN shareholders or to all IE shareholders.
   The total cash consideration that will be paid in the Merger to TFN

The Future Now, Inc.
August 3, 1995
Page 8


   shareholders in lieu of issuing fractional shares of IE Common Stock will not exceed one percent of the total consideration that will be issued in the Merger to the TFN shareholders in exchange for their shares of TFN Common Stock. The fractional share interests of each TFN shareholder will be aggregated, and no TFN shareholder will receive cash in an amount equal to or greater than the value of one full share of IE Common Stock.

       24. Negotiations relating to the Merger commenced no earlier than February 1995; the first public announcement concerning the Merger was made on March 7, 1995.

       25. All of the shares of TFN Common Stock owned by IE and RND were newly issued shares acquired by IE and its subsidiaries directly from TFN pursuant to the CCD mergers described above or in exchange for cash. TFN did not acquire or purchase from its shareholders any shares of TFN Common Stock in any transaction that was related, directly or indirectly, to any issuance of TFN Common Stock to IE or any of its subsidiaries. None of the consideration paid by IE and its subsidiaries for their TFN Common Stock (including, but not limited to, cash and the assets of the CCD subsidiaries) has been or will be transferred or distributed, directly or indirectly, by TFN to its shareholders.


                                   OPINION

   Assuming that the Merger is consummated in accordance with the terms and conditions set forth in the Merger Agreement and based on the facts set forth in the Letters and this letter (including all assumptions and representations) and subject to the qualifications and other matters set forth herein, it is our opinion that for federal income tax purposes the Merger will constitute a reorganization within the meaning of section 368(a), with the following material federal income tax consequences:

       (i) no gain or loss would be recognized by any of TFN, Sub or IE as a result of the Merger (Sections 354, 361 and 1032; Rev. Rul. 67-448, 1967-2 C.B. 144);

       (ii) no gain or loss would be recognized by a holder of TFN Common Stock upon the receipt of IE Common Stock in exchange for TFN Common Stock in the Merger, except as discussed below with respect to cash received in lieu of a fractional share interest in IE Common Stock (Section 354);

       (iii) the aggregate adjusted tax basis of the shares of IE Common Stock to be received by a holder of TFN Common Stock in the Merger would be the same as the aggregate adjusted tax basis in the shares of TFN Common Stock surrendered in exchange therefor (Section 358); and

       (iv) the holding period of the shares of IE Common Stock to be received by the holders of TFN Common Stock in the Merger would include the holding period of the shares of TFN Common Stock surrendered in exchange therefor, provided that such shares of TFN Common Stock are held as capital assets at the Effective Time (Section 1223).

   It is our further opinion that a holder of shares of TFN Common Stock who receives cash in the Merger in lieu of a fractional share interest in IE Common Stock will be treated for federal income tax purposes as having received cash in redemption of such fractional share interest. The receipt of such cash generally should result in capital gain or loss in an amount equal to the difference between the amount of cash received and the portion of such shareholder's adjusted tax basis in the shares of TFN Common Stock allocable to the fractional share interest. Such capital gain or loss will be long-term capital gain or loss if the holder holds the shares as capital assets and the holding period for the fractional shares of IE Common Stock deemed to be received and then redeemed is more than one year.

   It also is our opinion that a holder of shares of TFN Common Stock who perfects dissenters' rights under the laws of the State of Ohio and who receives cash payment of the fair value of his shares of TFN Common Stock will be treated as having received such payment in redemption of such shares. Such redemption will be subject to the conditions and limitations of Code
Section 302, including the attribution rules of Code Section 318. In general, if the shares of TFN Common Stock are held by the holder as a capital asset at the Effective Time, a dissenting holder will recognize capital gain or loss measured by the difference between the amount of cash received by such holder and the basis for such shares. If, however, such holder owns, either actually or constructively, any other TFN Common Stock or IE Common Stock, the payment made to such holder could be treated as dividend income. In

The Future Now, Inc.
August 3, 1995
Page 9


general, under the constructive ownership rules of the Code, a holder may be considered to own stock that is owned, and in some cases constructively owned, by certain related individuals or entities, as well as stock that such holder (or related individuals or entities) has the right to acquire by exercising an option or converting a convertible security.

   Our opinion is limited to the foregoing federal income tax consequences of the Merger, which are the only matters as to which you have requested our opinion. We do not address any other federal income tax consequences of the Merger or other matters of federal law and have not considered matters (including state or local tax consequences) arising under the laws of any jurisdiction other than matters of federal law arising under the laws of the United States.

   Our opinion is based on the understanding that the relevant facts are, and will be at the Effective Time, as set forth or referred to in this letter. If this understanding is incorrect or incomplete in any respect, our opinion could be affected. Our opinion is based on the facts as expressed herein.

   Our opinion is also based on the Code, Treasury Regulations, case law, and Internal Revenue Service rulings as they now exist, none of which squarely addresses every precise factual circumstance present in the connection with the Merger but all of which, taken together, in our opinion provide a sufficient legal basis for our opinions set forth herein. However, the possibility exists that our opinion as to the proper application of the law to the facts of the Merger would not be accepted by the Internal Revenue Service or would not prevail in court. In addition, the authorities upon which we have relied are all subject to change and such change may be made with retroactive effect. We can give no assurance that after any such change, our opinion would not be different.

   We undertake no responsibility to update or supplement our opinion. Only TFN may rely on this opinion, and only with respect to the Merger.

   We hereby consent to the filing with the Securities and Exchange Commission of this opinion as Annex E to the Proxy Statement/Prospectus and as an exhibit to IE's Registration Statement on Form S-4 relating to shares of IE Common Stock that may be issued in connection with the Merger and to the reference to our firm under the headings "Summary -- Certain Federal Income Tax Consequences" and "Certain Federal Income Tax Consequences of the Merger" in the Proxy Statement/Prospectus. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.


                                  Very truly yours,

                                  ARNOLD & PORTER

                              THE FUTURE NOW, INC.
                                   SUITE 601
                              8044 MONTGOMERY ROAD
                             CINCINNATI, OHIO 45236


                                                                  August 3, 1995

Arnold & Porter
555 12th Street, Northwest
Washington, D.C. 20004

Ladies and Gentlemen:

   Intelligent Electronics, Inc. ("IE"), IE Ohio Acquisition Corporation ("Sub"), and The Future Now, Inc. ("TFN") have entered into the Agreement and Plan of Merger dated as of April 28, 1995, as amended on July 6, 1995 (the "Merger Agreement"). In accordance with section 4.1(j) of the Merger Agreement, your opinion is requested that the Merger, when consummated in accordance with the terms of the Merger Agreement, will constitute a reorganization within the meaning of Section 368(a) of the Code.

   In preparing your opinion, you may assume that (1) the Merger will be consummated in accordance with the terms, conditions and other provisions of the Merger Agreement, and (2) all of the factual information, descriptions, representations and assumptions set forth in this letter, in the Merger Agreement, in your opinion letter (an advance copy of which has been delivered to us), in the letter to you from IE dated August 3, 1995, and in Proxy Statement/Prospectus dated August 4, 1995, are accurate and complete and will be accurate and complete at the Effective Time.

   The foregoing is provided in connection with the preparation of your opinion. We understand that your opinion will be premised on the basis that all of the facts, representations and assumptions on which you are relying, whether contained herein or in the documents identified in the second paragraph of this letter, are accurate and complete and will be accurate and complete at the Effective Time. We further understand that your opinion will be subject to the qualifications and limitations set forth in your opinion letter.

                                      Very truly yours,

                                      THE FUTURE NOW, INC.

                                      By: /s/  TIMOTHY M. MOONEY
                                         ----------------------------------
                                         Timothy M. Mooney,
                                         Vice President, Treasurer
                                         and Chief Financial Officer


------------
1. Terms not otherwise defined in this letter shall have the meanings assigned to them in the Merger Agreement.

                        INTELLIGENT ELECTRONICS, INC.
                           411 EAGLEVIEW BOULEVARD
                          EXTON, PENNSYLVANIA 19341

                                                                August 3, 1995

Arnold & Porter
555 12th Street, Northwest
Washington, D.C. 20004

Ladies and Gentlemen:

   Intelligent Electronics, Inc. ("IE"), IE Ohio Acquisition Corporation ("Sub"), and The Future Now, Inc. ("TFN") have entered into the Agreement and Plan of Merger dated as of April 28, 1995, as amended by Amendment No. 1 dated as of July 6, 1995 (the "Merger Agreement"). In accordance with Section 4.1(j) of the Merger Agreement, your opinion is requested that the Merger, when consummated in accordance with the terms of the Merger Agreement, will constitute a reorganization within the meaning of Section 368(a) of the Code.

   In preparing your opinion, you may assume that (1) the Merger will be consummated in accordance with the terms, conditions and other provision of the Merger Agreement, and (2) all of the factual information, descriptions, representations and assumptions set forth in this letter, in the Merger Agreement, in your opinion letter (an advance copy of which has been delivered to us), in the letter to you from The Future Now, Inc. dated on or about the date hereof and in the Proxy Statement/Prospectus dated August 4, 1995, are accurate and complete and will be accurate and complete at the Effective Time.

   The foregoing is provided in connection with the preparation of your opinion. We understand that your opinion will be premised on the basis that all of the facts, representations and assumptions on which you are relying, whether contained herein or in the documents identified in the second paragraph of this letter, are accurate and complete and will be accurate and complete at the Effective Time. We further understand that your opinion will be subject to the qualifications and limitations set forth in your opinion letter.

                                     Very truly yours,

                                     INTELLIGENT ELECTRONICS, INC.

                                     By:  /s/  EDWARD A. MELTZER
                                          -------------------------------
                                          Edward A. Meltzer,
                                          Vice President

----------
1. Terms not otherwise defined in this letter shall have the meanings assigned to them in the Merger Agreement.

                                   PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

   Sections 513 and 1741-1750 of the Pennsylvania Business Corporation Law of 1988 (the "BCL"), Section 8365 of Title 42 of the Pennsylvania Consolidated Statutes ("Section 8365") and IE's By-Laws provide for indemnification of IE's directors and officers and certain other persons. Under Sections 1741-1750 of the BCL, directors and officers of IE may be indemnified by IE against all expenses incurred in connection with actions (including, under certain circumstances, derivative actions) brought against such director or officer by reason of his or her status as a representative of IE, or by reason of the fact that such director or officer serves or served as a representative of another entity at IE's request, so long as the director or officer acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of IE. As permitted under
Section 1741-1750 of the BCL and Section 8365, IE's By-Laws provide that IE shall indemnify directors and officers against all expenses incurred in connection with actions (including derivative actions) brought against such director or officer by reason of the fact that he or she is or was a director or officer of IE, or by reason of the fact that such director or officer serves or served as an employee or agent of any entity at IE's request, unless the act or failure to act on the part of the director or officer giving rise to the claim for indemnification is determined by a court in a final, binding adjudication to have constituted willful misconduct or recklessness.

   For the Undertakings with respect to indemnification, see Item 22 herein.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

   (a) Exhibits.

   Exhibit
   Number                                          Exhibit Description
 -----------   --------------------------------------------------------------------------------------------
        2.1   Agreement and Plan of Merger dated as of April 28, 1995 (included as a part of Annex A to Proxy
              Statement/Prospectus; IE agrees to furnish supplementally to the Commission upon request a copy of any omitted exhibit or schedule).

        2.2   Amendment No. 1 to Agreement and Plan of Merger dated July 6, 1995 (included as a part of Annex
              A to Proxy Statement/Prospectus).

        5.1   Opinion of Pepper, Hamilton & Scheetz.

        8.1   Opinion of Arnold & Porter (included as Annex E to Proxy Statement/Prospectus).

      *11.1   Primary Income Per Share Calculation (Exhibit 11 to IE's Quarterly Report on Form 10-Q for the
              quarter ended April 29, 1995).

       23.1   Consent of Price Waterhouse LLP.

       23.2   Consent of KPMG Peat Marwick LLP.

       23.3   Consent of Pepper, Hamilton & Scheetz (included in Exhibit 5).

       23.4   Consent of Arnold & Porter (included in Exhibit 8.1).

       23.5   Consent of The Robinson-Humphrey Company, Inc.

       24.1   Powers of Attorney (included on pages II-4 -- II-5).

       99.1   Form of Proxy.

       99.2   Amendment No. 1 to Employment Agreement among TFN, IE and Terry L. Theye dated
              June 21, 1995.

       99.3   Amendment No. 1 to Employment Agreement among TFN, IE and Lewis E. Miller dated
              June 21, 1995.

       99.4   Letter from Terry L. Theye, Chairman and Chief Executive Officer of TFN, to TFN Shareholders.

       99.5   Notice of Special Meeting of Shareholders of TFN.

------
*  Incorporated by reference.

   (b) Financial Statement Schedules of the Registrant

Schedule VIII -- Valuation and Qualifying Accounts and Reserves (included on page F-20 of the Proxy Statement/Prospectus).

ITEM 22. UNDERTAKINGS.

   The undersigned Registrant hereby undertakes:

       1. The undersigned registrant hereby undertakes: (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and
   (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that clauses (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement; (2) that, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

       2. That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

       3. That every prospectus (i) that is filed pursuant to paragraph 2 immediately preceding, or (ii) that purports to meet the requirements of
   Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       4. That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to
   Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       5. To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

       6. To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person of the Registrant in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against the public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Exton, Commonwealth of Pennsylvania, on August 3, 1995.

                          INTELLIGENT ELECTRONICS, INC.

                          /s/ RICHARD D. SANFORD
                          ------------------------------
                         Richard D. Sanford, Chief Executive
                         Officer and Chairman of the Board
                         (The principal executive officer)



                              POWER OF ATTORNEY

   KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Richard D. Sanford, Gregory A. Pratt and Edward A. Meltzer, and each or any of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their, his or her substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, this report has been signed below by the following persons on behalf of the registrant and in the capacities on August 3, 1995.

           Signature                               Capacity
 ------------------------------   -------------------------------------------
     /s/ RICHARD D. SANFORD        Chief Executive Officer and
-------------------------------    Chairman of the Board
       Richard D. Sanford          (the principal executive officer)



      /s/ GREGORY A. PRATT         President and Chief Operating
-------------------------------    Officer and Director
        Gregory A. Pratt


     /s/ THOMAS J. COFFEY           Vice President and Chief Financial
-------------------------------     Officer(the principal financial and
        Thomas J. Coffey            accounting officer)

      /s/ ARNOLD S. HOFFMAN        Director
 -------------------------------
       Arnold S. Hoffman

   /s/ WILLIAM L. RULON-MILLER     Director
-------------------------------
     William L. Rulon-Miller

                                      II-3


           Signature                               Capacity
 ------------------------------   -------------------------------------------

      /s/ BARRY M. ABELSON         Director
-------------------------------
        Barry M. Abelson

       /s/ ROGER J. FRITZ          Director
-------------------------------
         Roger J. Fritz

     /s/ JAMES M. CICCARELLI       Director
-------------------------------
       James M. Ciccarelli

   /s/ CHRISTOPHER T. G. FISH      Director
-------------------------------
     Christopher T. G. Fish

      /s/ ALEX A.C. WILSON         Director
-------------------------------
        Alex A.C. Wilson

       /s/ JOHN A. PORTER          Director
-------------------------------
         John A. Porter

     /s/ WILLIAM E. JOHNSON        Director
-------------------------------
       William E. Johnson


                                      II-4

                                EXHIBIT INDEX

   Exhibit
   Number                                          Exhibit Description
 -----------   --------------------------------------------------------------------------------------------
        5.1   Opinion of Pepper, Hamilton & Scheetz.

       23.1   Consent of Price Waterhouse LLP.

       23.2   Consent of KPMG Peat Marwick LLP.

       23.3   Consent of Pepper, Hamilton & Scheetz (included in Exhibit 5).

       23.5   Consent of The Robinson-Humphrey Company, Inc.

       99.1   Form of Proxy.

       99.2   Amendment No. 1 to Employment Agreement among TFN, IE and Terry L. Theye dated
              June 21, 1995.

       99.3   Amendment No. 1 to Employment Agreement among TFN, IE and Lewis E. Miller dated
              June 21, 1995.

       99.4   Letter from Terry L. Theye, Chairman and Chief Executive Officer of TFN, to TFN Shareholders.

       99.5   Notice of Special Meeting of Shareholders of TFN.